04054194

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C 4 C Group

*CURRENT ADDRESS Kylemore Park
Dublin 10
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

FILE NO. 82- 34854 FISCAL YEAR 2/29/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT : 1/25/05

RECEIVED
DEC 30 2004
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE


Tullamore Dew
IRISH WHISKEY

C&C GROUP PLC

LISTING PARTICULARS

JOINT GLOBAL CO-ORDINATORS, BOOKRUNNERS AND SPONSORS

Citigroup Goldman Sachs International

JOINT LEAD MANAGERS

Davy IBI Corporate Finance

14 May 2004

A copy of this document, which comprises listing particulars relating to C&C Group plc (the "Company") prepared in accordance with the listing rules of the Irish Stock Exchange made under the European Communities (Stock Exchange) Regulations 1984 of Ireland (as amended), together with copies of the material contracts, statement of adjustments and consents specified in paragraph 17 of Part 7 of this document, has been delivered to the Registrar of Companies in Ireland in compliance with section 47 of the Irish Companies Act, 1963 as required by the European Communities (Transferable Securities and Stock Exchange) Regulations 1992 of Ireland. A copy of this document, which comprises listing particulars relating to the Company prepared in accordance with the listing rules made under section 74 of the UK Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales pursuant to section 83 of that Act.

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for the Ordinary Shares to be admitted to the Official Lists and to the London Stock Exchange for the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that unconditional dealings will commence in the Ordinary Shares at 8.00 a.m. on 19 May 2004. **All dealings in the Ordinary Shares before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

The Directors of the Company, whose names appear on page 6 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

C&C GROUP PLC

(incorporated in Ireland under the Companies Acts 1963 to 2001 with registered no. 383466)

Global Offer of 176,000,000 Ordinary Shares at a price of €2.26 per share

and admission of up to 321,218,612 Ordinary Shares to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange

Joint Global Co-Ordinators, Bookrunners and Sponsors

Citigroup **Goldman Sachs International**

Joint Lead Managers

Davy **IBI Corporate Finance**

Co-Lead Manager
Deutsche Bank AG London

Expected share capital following Admission (assuming that the Overallotment Option is exercised):

Authorised			Issued	
Number	Nominal Value		Number	Nominal Value
800,000,000	€8,000,000	Ordinary Shares of €0.01 each	321,218,612	€3,212,186

For a discussion of certain matters that should be taken into account in considering whether to invest in the Ordinary Shares, see the section entitled "Risk Factors" on pages 16 to 22 of this document.

The Ordinary Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under the applicable state securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The Underwriters may offer and sell, or arrange for the offer and sale of, Ordinary Shares in the United States only to persons reasonably believed to be qualified institutional buyers ("QIBs") (as defined in Rule 144A under the Securities Act ("Rule 144A")) in reliance on the exemption from, or a transaction not subject to, the registration requirements of the Securities Act.

This document does not constitute or form part of an offer or invitation to sell or issue, or form part of any solicitation of an offer to subscribe for or buy, any securities other than the securities to which it relates or an offer or invitation to sell or issue, or the solicitation of an offer to subscribe for or buy, such securities by any person in any circumstances in which such offer or solicitation is unlawful.

The Company, with the consent of the Joint Global Co-Ordinators, shall have the discretion to increase or decrease the number of Ordinary Shares being offered under the Global Offer.

In connection with the Global Offer, the Company has granted to the Joint Global Co-Ordinators, on behalf of the Underwriters, the Overallotment Option pursuant to which the Joint Global Co-Ordinators may require the Company to issue additional Ordinary Shares equal to approximately 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Overallotment Option) at the Offer Price to cover overallotments, if any, made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. The Overallotment Option will be exercisable, in whole or in part, at any time up to 30 days following the date of Admission. Any Ordinary Shares issued under the Overallotment Option will be issued on the same terms and conditions as Ordinary Shares offered in the Global Offer. The net proceeds of any issue of Ordinary Shares under the Overallotment Option will be used by the Company to redeem, at the Offer Price per share, Overallotment Redeemable Shares held by the Institutional Investors.

In connection with the Global Offer, Goldman Sachs International or its affiliates or agents may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a limited time after the date of publication of these Listing Particulars. However, there will be no obligation on Goldman Sachs International or any of its affiliates or agents to do this. Such transactions may be effected on any securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of such stabilising transactions.

Citigroup, Goldman Sachs International, Davy, IBI, The Governor and Company of the Bank of Ireland and Deutsche Bank are acting for the Company and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients or for providing advice in relation to the Global Offer. Davy is regulated in Ireland by the Irish Financial Services Regulatory Authority. IBI Corporate Finance is a subsidiary of The Governor and Company of the Bank of Ireland which is regulated by the Irish Financial Services Regulatory Authority.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. Neither the delivery of this document nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information in it is correct as of any time subsequent to its date.

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The offer and sale of the Ordinary Shares and the distribution of this document in jurisdictions outside of Ireland and the United Kingdom are subject to the restrictions set out in paragraph 9 entitled "Securities Laws" of Part 7 of this document.

Presentation of currency and financial information
C&C prepares its financial statements in euro.

Following a change in accounting reference date, C&C's financial year end is 28 February, having previously been 31 August up to and including the year ended 31 August 2001.

Financial information in this document, unless otherwise stated, comprises information for:

- the two years ended 31 August 2000 and 31 August 2001,
- the six months ended 28 February 2002,
- the two years ended 28 February 2003 and 29 February 2004,

and has been extracted without material adjustment from Part 4 of this document.

The financial information for the six months ended 28 February 2002 and the year ended 28 February 2003 is derived from the audited statutory financial statements for the 18 month period ended 28 February 2003 (as prepared following the change in accounting reference date) and the audited non-statutory financial statements for the six months ended 28 February 2002.

Unless otherwise indicated, all financial information in the section headed "Key Information" and Part 1 of this document relates only to the continuing operations of the Group.

Unless otherwise indicated, financial information in this document, including the pro forma financial information set out in Part 5 of this document, has been prepared and presented in accordance with generally accepted accounting principles as used in Ireland ("Irish GAAP"). Irish GAAP differs in certain significant respects from generally accepted accounting principles as used in the United States ("US GAAP"). A summary of certain differences between Irish GAAP and US GAAP is set out in paragraph 7 of Part 7 of this document.

The report on pro forma financial information set out in Part 5 of this document is included solely to comply with the requirements of the Irish Stock Exchange and the UK Listing Authority. The form of that report does not comply with US generally accepted auditing standards ("US GAAS"), since US GAAS does not provide for an expression of any opinion on a review of pro forma financial statements. To express an opinion on pro forma financial statements in conformity with US GAAS, an examination greater in scope than that performed would be required.

Presentation of statistical data
Unless otherwise specified or the context requires otherwise, all references in this document to market share and market position relate to the relevant market for that product or brand in Ireland (otherwise referred to as the Irish market) and are based upon volumes sold during a specified period, as opposed to turnover. Furthermore, unless otherwise noted, all market data in this document is based on:

- in the case of data relating to the total licensed trade market for long alcohol and cider, provisional data supplied by the Revenue Commissioners of Ireland for volumes sold on an annual basis during the 12 month period ended December 2003. The Group's share of the total licensed trade market for long alcohol and cider during that period is calculated by reference to management records of ex-factory volumes as a proportion of those total market volumes supplied by the Revenue Commissioners;
- in the case of data relating to sales to the on-trade and off-trade markets for long alcohol and cider, queries made of AC Nielsen's "Retail Measurement Services Licensed Beverage Database" for sales made during the 12 month period ended November/December 2003 for calendar year data and January/February 2004 for most recent market share data. Calculations are based on a moving annual total;
- in the case of data relating to the cream liqueurs and Irish whiskey markets (which, in each case, relate to the global, as opposed to the Irish, market), queries made of International Wine and Spirits Record (International Wine and Spirits Programme (WASP) database) for sales made during the 12 month period ended 31 December 2002, being the latest published data available;

- in the case of data relating to the soft drinks and bottled water markets (including dispenser water), the report prepared by Canadean entitled "Soft Drink Service 2004 Ireland" which relates to the 12 month period ended 31 December 2003; and
- in the case of data relating to sales to the grocery market for savoury snacks, queries made of AC Nielsen's "Retail Measurement Services Confectionery Database" for sales made during the 12 month period ended October/November 2003, based on a moving annual total.

References to market shares in 2003 and, in the case of cream liqueurs and Irish whiskey markets, to market shares in 2002, in this document are references to such sources as appropriate unless otherwise stated.

The Revenue Commissioners of Ireland are responsible for the assessment and collection of taxes and duties in Ireland. AC Nielsen is a third-party market research organisation that publishes information about the licensed trade and grocery sectors of the food and beverage industry in Ireland. International Wine and Spirits Record is a third-party organisation that publishes information about the wine and spirits industry globally. Canadean is a third-party organisation that publishes information about consumption in the beverage industry in Ireland.

Presentation of other information

Certain terms used in this document are defined, and certain technical and other terms used in this document are explained, in "Definitions and Glossary" set out in Part 8 of this document. In this document "Northern Ireland" means the six counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone and "Ireland" means the island of Ireland other than Northern Ireland.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes:

- 176,000,000 Ordinary Shares are issued by the Company under the Global Offer;
- 176,000,000 Redeemable Shares (excluding any Overallotment Redeemable Shares) are redeemed by the Company out of the proceeds of the Global Offer as described in paragraph 11.2 of Part 7 of this document;
- 1,148,021 Convertible Shares held by Senior Management (and the estate of a deceased member of senior management) convert into 1,148,021 Ordinary Shares under the terms of the Senior Management Ratchet and the same number of Institutional Ordinary Shares held by certain Institutional Investors are converted into Deferred Shares as described in the paragraph headed "Senior Management Ratchet" in Part 2 of this document and the balance of any Convertible Shares held by Senior Management (and the estate of a deceased member of senior management) are converted into Deferred Shares;
- no exercise of the Overallotment Option;
- 9,414,712 Ordinary Shares are issued for the benefit of employees of the Group under the arrangements described in paragraph 4.2 of Part 7 of this document;
- Admission occurs on 19 May 2004; and
- all Deferred Shares in issue upon Admission are immediately reacquired by the Company for no consideration and cancelled.

All times referred to in this document are, unless otherwise stated, references to the time in Dublin, Ireland.

Trademarks

The following list contains selected trademarks that the Group distributes in Ireland and that are owned by the Group or third parties, together with the owner of such third party trademarks. The use of these trademarks in this document is in no way an authorisation for their use by others.

Owned trademarks

Ballygowan
Britvic (Ireland only)
Bulmers (Ireland only)
Bulmers Light (Ireland only)
Carolans
Cidona
Club
Frangelico
King
Magners
MiWadi
Ritz
Stag
Tayto (Ireland and certain other countries only)
Tullamore Dew

Third party trademarks (third party owner)

7UP (Seven-Up International)
Evian (Danone)
Pepsi (PepsiCo, Inc.)
Volvic (Danone)

This document contains references to the trademarks listed below which are owned by third parties. These references are included to provide information on the sectors and markets in which the Group operates. The Group does not own and has no rights in respect of these trademarks:

Baileys (owned by Diageo plc)
Jameson's (owned by Pernod Ricard SA)
Bushmills (owned by Pernod Ricard SA)
Walkers (owned by Walkers Snackfoods Limited)
Campari (owned by Davide Campari-Milano S.p.A)

The Company and its subsidiaries, including Bulmers Limited, are not connected with H.P. Bulmer Holdings PLC or its subsidiaries, including H.P. Bulmer Limited of Hereford, United Kingdom. The Group owns the trademark "Bulmers" in respect of cider products only for the territory of Ireland. H.P. Bulmer Limited is the owner of the trademark "Bulmers" in respect of cider products for most of the rest of the world. Bulmers Original Vintage Cider produced by Bulmers Limited of Clonmel, Ireland is sold outside Ireland under the name "Magners Original Irish Cider".

The Company and its subsidiaries, including Tayto Limited, are not connected with Tayto (N.I.) Limited or its subsidiaries. The Group owns the trademark "Tayto" in respect of food products in Ireland and certain other European countries. Tayto (N.I.) Limited owns the trademark "Tayto" in the United Kingdom and other countries.

Forward looking statements

This document includes "forward looking statements" with regard to the Group's financial condition, results of operations, business strategies, competitive position, growth opportunities, plans and objectives of management and other matters. All statements other than statements of historical fact included in this document (including, without limitation, those regarding the Group's future business prospects, business strategies, competitive position, growth opportunities, plans and objectives of management, financial condition and results of operations) may be deemed to be forward looking statements. Words such as "believe", "expect", "aim", "target", "plan", "may", "intend", "will", "should", "estimate" or "anticipate" and similar expressions or the negatives of these expressions are intended to identify forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors (including the factors discussed in the section headed "Risk Factors" on pages 16 to 22 of this document), which may cause the actual results, performance or achievements of the Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such forward looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environments in which the Group will operate in the future. In light of these risks, uncertainties, assumptions and factors, the events discussed in certain forward looking statements in this document may not occur. The important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward looking statements include, but are not limited to, the Group's dependence on Bulmers, the Group's dependence on the Irish market, regulatory changes, the lack of market acceptance of the Group's current and future products, the Group's ability to manage growth, the competitive environment for the Group's business generally and in the Group's specific market segments, economic conditions generally and in the Group's specific market segments, changes in operating strategy or development plans, the Group's intellectual property rights, the Group's indebtedness and those other factors set out in the section headed "Risk Factors" in this document.

You should read carefully the section headed "Risk Factors" on pages 16 to 22 of this document, Part 1 "Information on the Group" and Part 3 "Operating and Financial Review, Current Trading and Prospects and Dividend Policy" for a complete discussion of the factors that could affect the Group's performance and the markets in which the Group operates.

These forward looking statements speak only as of the date of this document. Except as required by the Irish Stock Exchange, the UK Listing Authority, the London Stock Exchange or by law, the Company does not undertake any obligation to update or revise publicly any forward looking statement, whether as a result of new information, future events or otherwise.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

Board of Directors	Anthony O'Brien (Group Chairman) Maurice Alan Pratt (Chief Executive Officer) Brendan Flannan Dwan Brendan Plunkett McGuinness James Francis Kieran Muldowney John Downing Burgess Liam Michael FitzGerald John Francis Hogan Richard Norton Holroyd Philip Lynch Breege Teresa O'Donoghue	
Company Secretary	Noreen O'Kelly	
Registered office and Directors' business address	Kylemore Park Dublin 10	
Joint Global Co-Ordinators, Bookrunners and Sponsors	Citigroup Citigroup Centre Canada Square London E14 5LB	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB
Joint Lead Managers	Davy Davy House 49 Dawson Street Dublin 2	IBI Corporate Finance Limited 40 Mespil Road Dublin 4
Co-Lead Manager	Deutsche Bank AG London Great Winchester House 1 Great Winchester Street London EC2N 2DB	
Auditors and reporting accountants	KPMG 1 Stokes Place St. Stephen's Green Dublin 2	
Counsel to the Company	*Irish Law* McCann FitzGerald 2 Harbourmaster Place IFSC Dublin 1	*English Law* Dickson Minto W.S. Royal London House 22/25 Finsbury Square London EC2A 1DX
	US Law Latham & Watkins 99 Bishopsgate London EC2M 3XF	
Counsel to the Joint Global Co-Ordinators and Underwriters	*English and US Law* Linklaters One Silk Street London EC2Y 8HQ	*Irish Law* Matheson Ormsby Prentice 30 Herbert Street Dublin 2
Principal bankers	Allied Irish Bank plc Bankcentre Ballsbridge Dublin 4	Bank of Ireland Lower Baggot Street Dublin 2
	Ulster Bank George's Quay Dublin 2	The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR
Registrars	Capita Corporate Registrars Plc Unit 5 Manor Street Business Park Manor Street Dublin 7	

GLOBAL OFFER STATISTICS[1]

Offer Price	€2.26
Number of Ordinary Shares in the Global Offer	176,000,000
Expected market capitalisation	€725 million
Number of Ordinary Shares subject to the Overallotment Option[2]	17,600,000
Expected number of Ordinary Shares in issue following the Global Offer	320,977,535
Gross proceeds of the Global Offer[3]	€397.8 million
Net proceeds of the Global Offer[3]	€371.1 million
Value of Redeemable Shares to be redeemed[3]	€397.8 million

Notes:

1 The figures set out above and below are based on the Assumptions set out in paragraph 16 of Part 7 of this document.

2 The Overallotment Option has been granted by the Company over a number of Ordinary Shares equal to approximately 10 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Overallotment Option).

3 The net proceeds of the Global Offer are stated after deduction of the commissions, fees and expenses of the Global Offer (including €9.3 million being the costs of refinancing the Group's existing borrowings) payable by the Company of approximately €26.7 million. All of this amount will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the gross proceeds of the Global Offer, being €397.8 million, will be used to redeem Redeemable Shares.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

	2004
Conditional dealings expected to commence on the Irish and London Stock Exchanges[2]	Friday, 14 May
Admission and unconditional dealings expected to commence on the Irish and London Stock Exchanges	Wednesday, 19 May
CREST accounts credited	Wednesday, 19 May
Despatch of definitive share certificates (where applicable)[3]	Wednesday, 19 May

Notes:

1 Each of the dates in this timetable is subject to change.

2 All dealings in the Ordinary Shares before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

3 Or as soon thereafter as is practicable.

KEY INFORMATION

The following information is a summary of more detailed information included in other sections of this document and should be read in conjunction with the full text of this document. This summary may not contain all the information that is important to investors or that investors should consider before subscribing for Ordinary Shares. Investors should read the full text of this document and not just rely on the summary financial information contained in this "Key Information" section. Investors should pay particular attention to the risk factors set out in the section headed "Risk Factors" on pages 16 to 22 of this document.

GROUP OVERVIEW

The Group is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club Orange soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports cider to the United Kingdom, the United States and Continental Europe.

KEY STRENGTHS OF THE GROUP

Strong Portfolio of Leading Irish Brands

The Group's portfolio comprises several of Ireland's most recognised beverage and savoury snacks brands, including the leading cider brand, four of the top five soft drinks and bottled water brands and the leading savoury snack brand. With turnover and EBITDA of €731.3 million and €136.0 million respectively in financial year 2004, the Group is one of the largest companies in the Irish beverage and savoury snacks markets. The table below sets out five of C&C's strongest brands in Ireland which together generated 43 per cent. of the Group's turnover in financial year 2004.

Business Division	Market	Key Brand	Brand Market Share	Brand Market Position
Alcohol	Cider	Bulmers	81 per cent.	Number 1
Soft Drinks and Snacks	Bottled Water	Ballygowan	34 per cent.	Number 1
	Orange Carbonate	Club Orange	37 per cent.	Number 1
	Lemon/Lime Carbonate	7UP	75 per cent.	Number 1
	Savoury Snacks	Tayto	33 per cent.	Number 1

Extensive Domestic Distribution Platform Underpins Performance

The Group's strong brand position is underpinned by one of the most comprehensive direct sales and distribution platforms for beverages and savoury snacks in Ireland both for the licensed trade and the grocery trade, including a direct sales force to approximately 5,500 pubs and direct store distribution systems to over 6,000 grocery outlets. The Group owns one of the largest licensed trade beverage wholesaling businesses in Ireland.

The Irish licensed trade customer base is fragmented, with no large pub groups. In addition, retail multiples and own label products in the Group's key categories have a relatively low market share compared with the United Kingdom. Accordingly, the Group's comprehensive distribution system provides extensive access to market for its existing and new products, such as Club Energise and Bulmers Light which were successfully introduced throughout Ireland in 2003, despite unfavourable market conditions. The effective use of the Group's network to distribute third party brands in Ireland and Northern Ireland such as 7UP, Pepsi and Allied Domecq beverages, together with the importance of owning a leading route to market for its products, underpins the Group's performance. Furthermore, the Board believes that the Group's significant market presence in the key licensed trade and grocery channels gives it a strong platform from which to maintain its market positions and react to new market challenges.

Strong Earnings and High Cash Generation
The Group's three operating divisions of Alcohol, International Spirits and Liqueurs, and Soft Drinks and Snacks represented 57 per cent., 20 per cent. and 23 per cent. respectively of the Group's EBITA in financial year 2004. The Group's strong earnings, coupled with its relatively low capital expenditure and the low rates of corporate taxation in Ireland, have historically resulted in high levels of cash generation by the Group. Over the last 4½ years, despite increased capital investment to expand capacity in the cider, bottled water and soft drinks operations, net cash inflow from operating activities after payment for tangible fixed assets amounted to approximately 80 per cent. of EBITDA in aggregate (including discontinued operations). The Board believes that a high level of cash generation will provide the Group with the opportunity to enhance earnings growth through reduction in debt and to pursue a progressive dividend policy.

Domestic Turnover Growth Opportunities for Key Brands
The strength of the Group's brand management and brand building skills is demonstrated by the Group's success in influencing consumer trends and driving overall category growth in Ireland. The Group has been successful in transitioning brands to, and maintaining brands in, premium positions. The Board believes that the Group's proven ability to increase market share and extend key brands, combined with Ireland's favourable economic outlook and demographic profile, provides continued growth opportunities.

The Directors believe that the Group has an excellent record in brand management. For example, its efforts to reposition Bulmers as a premium long alcohol brand are believed by the Board to have been substantially responsible for increasing the volume of the Irish cider market more than fivefold between 1990 and 2003. It further believes that the cider category in Ireland, led by Bulmers, will continue to benefit from an increasing consumer preference for cider and lager, albeit at a slower growth rate than in the 1990s. The Board intends to achieve further growth through the Group's continued investment in the Bulmers brand, which it believes will provide a basis for continued recruitment of consumers and increased consumer loyalty.

The Board believes that the Group has also been instrumental in expanding the bottled water market in Ireland through its leading brand, Ballygowan. Ballygowan has generated 12 per cent. compound annual volume growth in Ireland since its acquisition by the Group in 1993. The Board believes significant opportunities for further growth exist due to the low per capita consumption of bottled water in Ireland relative to many other countries in Western Europe.

Across the remaining brand portfolio in Ireland, the Board intends to target further growth based on continuing successful brand management strategies, launches of new products and the acquisition of further agency brands.

The Board expects that growth for the Group in Ireland will be underpinned by forecast growth in Irish gross domestic product and population. Ireland experienced strong economic growth in the ten years to 2002 and, although it suffered a slowdown in 2002 and 2003, it is expected to continue to have the highest rate of real growth in gross domestic product of any country in the EU (excluding those countries which acceded to the EU on 1 May 2004) over the next five years, albeit at a slower rate than in the period to 2002 (Economist Intelligence Unit, 2004). In addition, the population of Ireland is forecast to grow at 0.9 per cent. per annum over the period 2001 to 2011 (Central Statistics Office, Ireland, June 2001).

Management Track Record of Delivering Long-term Growth
The Group has a long track record of turnover and EBITDA growth. Between financial year 1986 and financial year 2001, management consistently increased turnover and EBITDA at annual compound rates of 12 per cent. and 18 per cent. respectively (including discontinued operations and before restatement of turnover in line with a change of accounting policy in financial year 2004). EBITDA margins over the same period and calculated on the same basis increased from 9.1 per cent. to 19.7 per cent. The growth in turnover and EBITDA has been generated primarily through strong organic growth and has been supplemented by selective acquisitions. The Board believes that, despite the difficult market conditions in 2002 and 2003, management's strong record of identifying growth opportunities and deploying capital successfully, both within the Group's existing portfolio of brands and in selective acquisitions, demonstrates management's ability to take advantage of turnover growth opportunities.

Proven Brand Management Skills Extended to International Opportunities

The Group has been successful in diversifying its business mix and increasing its participation in international niche alcohol markets through the selective deployment of its skills in brand management and brand building. This strategy has achieved success through focused investment in existing brands such as Carolans which was launched by the Group in 1979 in the cream liqueurs market, through acquiring and revitalising brands such as Tullamore Dew and through extending the Bulmers product under the international brand, Magners.

The Board intends to continue to pursue international growth through its proven strategies of investing in existing brands and making selective complementary acquisitions.

Resilience in Difficult Market Conditions

In 2002 and 2003, the Group experienced difficult market conditions, principally due to an exceptional increase of 87 per cent. in excise duty on cider sales in December 2001 bringing it into line with duty on beer (of which the Group absorbed approximately half), a slowdown in the Irish economy and a sharp fall in Irish consumer confidence. These conditions resulted in a decline in volumes in the long alcohol market and in sales of Bulmers in Ireland. In addition, the Group was affected by externally driven increases in certain costs, principally insurance costs and pension charges. In response to these adverse conditions, the Group undertook specific marketing actions to support Bulmers, its key cider brand, disposed of its domestic Italian business and implemented a series of operational improvement initiatives.

The Group proved its resilience by maintaining EBITA at €117.9 million in financial year 2004 (financial year 2003: €118.4 million) and generating an aggregate of €240.3 million of net cash from operating activities after payment for tangible fixed assets in financial years 2003 and 2004 (including discontinued operations). EBITA for the Group's Alcohol Division increased between financial years 2003 and 2004 from €65.3 million to €66.7 million. Despite the difficult market conditions, Bulmers retained its premium price position and returned to market share gain in 2003 (increasing its market share of the long alcohol market from 9.2 per cent. in 2002 to 9.5 per cent. in 2003). The Board believes that the financial performance of the Group during the recent unfavourable market conditions demonstrates the strength of its brand portfolio and market leading positions, which provide a stable platform for continued cash generation.

Experienced and Proven Management Team

The Group's senior management team, which has led the Group through its long record of growth, has been with the Group for, on average, 15 years. The growth record of the Group demonstrates the success of the management's strategy of organic growth through product innovation, brand management and category growth. Management has also demonstrated an ability to manage the Group's businesses through a challenging operating environment, consistently delivering strong cash returns. It has shown the ability to execute and integrate selective complementary acquisitions both in Ireland and internationally and to complete opportunistic disposals. The Board believes that the Group has a broad team of senior executives with the capacity to achieve further growth.

STRATEGY

The Group's strategy is to drive turnover, profit and cash flow growth through its skills in marketing and brand management, through the effective use of its extensive direct sales infrastructure in Ireland and through focusing on maintaining its leading positions in several growth categories. To date, the Group has achieved significant operational and financial success with this strategy.

Following the Global Offer, the Board expects any organic growth to be generated primarily by investment in existing growth brands and brand extensions, and also in new product development, while supporting acquisitions will be targeted as appropriate both to leverage existing core skills and to develop new market opportunities.

The Board intends to continue the Group's development of its core domestic brands, particularly Bulmers, Club, Ballygowan and Tayto and the development of third party brands it distributes in Ireland, such as 7UP and Pepsi, by continuing to invest in brands, effectively using the Group's distribution and sales network and improving operational performance. The Board intends to continue building its major international brands, in particular Carolans, Tullamore Dew and Magners, through a strategy of focusing investment on specific brand/market combinations with identified growth potential.

The Group continues to focus on new product development activity to introduce new brands such as Magners, Bulmers Light and Club Energise, to refresh and broaden its current brand portfolio and generally to capitalise on consumers' willingness to try new products.

Additionally, the Board intends to pursue international acquisitions selectively, primarily of niche spirits and liqueurs brands with growth potential and acquisitions in the long alcohol sector as appropriate. In Ireland, the Group will also seek to add strong brands and agency rights which could benefit by leveraging the Group's domestic distribution platform.

SUMMARY FINANCIAL INFORMATION

The table below sets out key financial information of the Group for the periods indicated which is extracted without material adjustment from Part 4 of this document. Investors should read the full text of this document and not rely on this summary.

Consolidated profit and loss account information

	Year ended 31 August 2000 €m	Year ended 31 August 2001 €m	Six months ended 28 February 2002 €m	Year ended 28 February 2003 €m	Year ended 29 February 2004 €m
Turnover					
Alcohol	314.4	352.3	198.8	405.8	415.7
International Spirits and Liqueurs – continuing operations	63.7	72.3	45.4	77.9	77.1
Soft Drinks and Snacks	203.4	235.9	120.3	245.0	238.5
Total	581.5	660.5	364.5	728.7	731.3
EBITA					
Alcohol	59.9	73.0	33.5	65.3	66.7
International Spirits and Liqueurs – continuing operations	18.3	23.4	13.9	24.8	23.8
Soft Drinks and Snacks	33.0	30.3	11.5	28.3	27.4
Total	111.2	126.7	58.9	118.4	117.9
Depreciation charge arising on continuing operations	11.9	14.8	8.7	17.5	18.1
EBITDA – continuing operations	123.1	141.5	67.6	135.9	136.0

Consolidated balance sheet information

	Year ended 31 August 2000 €m	Year ended 31 August 2001 €m	Six months ended 28 February 2002 €m	Year ended 28 February 2003 €m	Year ended 29 February 2004 €m
Intangible assets and goodwill	603.4	575.2	568.4	505.9	461.8
Tangible assets	134.1	159.1	166.8	171.4	144.1
	737.5	734.3	735.2	677.3	605.9
Net current assets[(1) (2)]	84.7	91.5	77.7	40.0	65.1
Total assets less current liabilities	822.2	825.8	812.9	717.3	671.0
Creditors (due after one year)[(2)]	(764.1)	(749.2)	(734.8)	(690.4)	(507.0)
Provisions for liabilities and charges	(9.1)	(6.8)	(7.5)	(4.5)	(25.7)
Net assets	49.0	69.8	70.6	22.4	138.3

Notes:

1. Included in Net current assets was cash at bank and in hand of €78.8 million at 29 February 2004.
2. Total Group borrowings (before offset of debt costs) included in Net current assets and Creditors (due after one year) was €565.2 million at 29 February 2004.

Consolidated cash flow statement information

	Year ended 31 August 2000 €m	Year ended 31 August 2001 €m	Six months ended 28 February 2002 €m	Year ended 28 February 2003 €m	Year ended 29 February 2004 €m
Net cash inflow from operating activities	130.3	148.0	70.2	123.1	152.9
Payments for tangible fixed assets	(28.8)	(32.8)	(16.3)	(25.6)	(10.1)
Net cash inflow from operating activities after payments for tangible fixed assets	101.5	115.2	53.9	97.5	142.8
Returns on investments and servicing of finance	(35.8)	(33.8)	(35.0)	(49.1)	(42.2)
Taxation paid	(7.5)	(6.7)	(3.7)	(11.3)	(13.6)
Proceeds from disposal of tangible fixed assets/insurance proceeds for fixed assets destroyed by fire	11.6	0.9	–	1.1	11.9
Acquisitions	(33.2)	(5.1)	(16.2)	–	–
Disposals	–	–	–	–	142.9
Financing	(7.6)	(46.6)	(32.1)	(44.1)	(190.3)
Net movements in cash	29.0	23.9	(33.1)	(5.9)	51.5

CURRENT TRADING AND PROSPECTS

The Group's audited financial statements for the year ended 29 February 2004 are included in Part 4 of this document. Since 29 February 2004, the Group's turnover and operating profits have been in line with expectations. The Group has continued to manage its cost base and generate strong positive cash flows from its business in the financial year to date.

On 29 March 2004, new regulations became effective which ban smoking in pubs and restaurants as part of a national ban on smoking in the workplace in Ireland. It is currently too early to determine the effect of the ban on alcohol consumption and sales volumes. The Board anticipates that the ban will reduce volumes in the on-trade, particularly in the period immediately following the introduction of the ban as consumer behaviour adjusts. A recent report commissioned by the Irish Office of Tobacco Control, undertaken by two independent economists from University College, Dublin, consisting of a review of market research undertaken by TNS mrbi, an independent market research company, and of international literature in the area, has concluded that the weight of evidence is that smoking bans have little or no effect, in aggregate, on sales in the hospitality sector (March 2004).

The Group sells its products globally, but records all operating income in euro. The Group's main currency exposures arise from operational transactions consisting of US dollar, Canadian dollar and pounds sterling net receivables. The Group's US and Canadian dollar exposure is fully hedged using forward rate contracts for the financial year ending 28 February 2005. The weighted average rate of the US$ contracts is US$1.14 to the euro and of the Canadian $ contracts is Cdn$1.65 to the euro. Applying the weighted average exchange rate of these contracts to the financial year 2004 figures would have reduced EBITA by €6.8 million.

Profits in the financial year ending 28 February 2005 will be affected by the less favourable foreign exchange hedging rates currently in place compared to those in place for financial year 2004. In addition, the Board currently anticipates a higher level of capital expenditure in the financial year ending 28 February 2005 (expected to be approximately €20 million) compared with financial year 2004 (approximately €10.1 million). However, for the current financial year, the Board believes that the Group is well positioned to continue its strategy to drive turnover growth through its skills in marketing and brand management, the effective use of its extensive direct sales infrastructure in Ireland and through focusing on maintaining its leading positions in several growth categories. The majority of the Group's profits are generated from sales in Ireland where the economy is expected to show good medium term growth.

Accordingly, the Board believes that the Group's financial and trading prospects remain favourable for at least the current financial year.

DIVIDEND POLICY

The Board intends that the Company will pay an interim and final dividend which will normally be paid in November and June, respectively. It is intended that the first dividend following Admission will be an interim dividend paid in November 2004 in respect of the financial year ending 28 February 2005. The Board intends to adopt a progressive dividend policy and expects its first full year dividend to be covered at least two times by earnings before amortisation of goodwill and intangible assets.

SUMMARY OF THE GLOBAL OFFER

By way of the Global Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Sponsors and Underwriting Agreement (further details of which are set out in paragraph 8 of Part 7 of this document), and assuming no exercise of the Overallotment Option, the Company will, through the issue of 176,000,000 new Ordinary Shares, raise gross proceeds of €397.8 million. The commissions, fees and expenses of the Global Offer (including €9.3 million being the costs of refinancing existing borrowings) payable by the Company are expected to amount to approximately €26.7 million. All of this amount will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the gross proceeds of the Global Offer, being €397.8 million, will be used to redeem 176,000,000 Redeemable Shares at a price per share equal to the Offer Price so as to enable the existing shareholders of the Company to realise part of their shareholdings for cash raised in the Global Offer. The Company will not retain any proceeds of the Global Offer. Further details of the Redeemable Shares are set out in paragraph 3 of Part 7 of this document.

Citigroup and Goldman Sachs International are the Joint Global Co-Ordinators of the Global Offer.

The Global Offer is being made by way of an offering outside the United States to institutional investors in reliance on Regulation S and within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from registration under the Securities Act.

Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside Ireland and the United Kingdom are described in paragraph 9 of Part 7 of this document.

In connection with the Global Offer, the Company has granted to the Joint Global Co-Ordinators, on behalf of the Underwriters, the Overallotment Option. There will be no obligation on the Joint Global Co-Ordinators to exercise the Overallotment Option.

Under the Global Offer, all Ordinary Shares will be issued at the Offer Price.

There can be no assurance that a regular trading market for Ordinary Shares will be sustained. The prices at which Ordinary Shares will be bought and sold on the public market after the Global Offer may be lower than the Offer Price.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the Irish and London Stock Exchanges at 8.00 a.m. on 19 May 2004. Dealings in the Ordinary Shares will commence on a conditional basis on the Irish and London Stock Exchanges on 14 May 2004 and the earliest date for settlement of such dealings is 19 May 2004. These times and dates may be changed. **All dealings in the Ordinary Shares before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

ORDERLY MARKET ARRANGEMENTS

The Directors, the Senior Management and certain of the Institutional Investors have entered into the Orderly Market Arrangements in respect of Ordinary Shares representing approximately 40.6 per cent. of the Ordinary Shares in issue immediately following Admission, based on the Assumptions. These arrangements last until 360 days after the date of Admission or, in the case of the relevant Institutional Investors, 180 days after the date of Admission. In addition, the Company has agreed, for a period of 180 days after the date of Admission, not to issue, sell or dispose of, any Ordinary Shares or similar securities of the Company without the prior written consent of the Joint Global Co-Ordinators. Further details of these arrangements are set out in paragraph 8 of Part 7 of this document.

NEW BANK FACILITIES

Concurrent with completion of the Global Offer, the Group will refinance its existing banking facilities with a new facility in an aggregate amount of €550 million, comprising a €100 million term loan facility, a €400 million revolving loan facility and a €50 million working capital facility. Further details of the new Bank Facilities are set out in paragraph 10 of Part 7 of this document.

USE OF PROCEEDS

Assuming no exercise of the Overallotment Option, the gross proceeds of the Global Offer will be €397.8 million and the total commissions, fees and expenses of the Global Offer (including €9.3 million being the costs of refinancing existing borrowings) payable by the Company will amount to approximately €26.7 million. All of this amount will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the gross proceeds of the Global Offer, being €397.8 million, will be used by the Company to redeem 176,000,000 Redeemable Shares at a redemption price per share equal to the Offer Price. The Company will not retain any proceeds of the Global Offer. Of such 176,000,000 Redeemable Shares to be redeemed, 172,050,616 will be held by Institutional Investors (representing 58.6 per cent. of their aggregate interest in the Company's issued share capital immediately after Admission but before such redemption) with an aggregate redemption value of €388.8 million and 3,949,384 will be held by Senior Management (representing 30.8 per cent. of their aggregate interest in the Company's issued share capital immediately after Admission but before such redemption) with an aggregate redemption value of €8.9 million.

Furthermore, the net proceeds of any issue of Ordinary Shares under the Overallotment Option will be used by the Company to redeem Overallotment Redeemable Shares held by the Institutional Investors at a redemption price per share equal to the Offer Price.

RISK FACTORS

Prospective investors in Ordinary Shares should carefully consider the risks described below and other information in this document before subscribing for any Ordinary Shares. Any of the risks described below could have a material adverse impact on the Group's business prospects, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect your investment. Some of the following factors relate principally to the Group's business and the sectors in which it operates. Other factors relate principally to an investment in the Ordinary Shares. The risks and uncertainties described below are not intended to be exhaustive and should be read in conjunction with the rest of this document. Additional risks and uncertainties not presently known to the Group, or that the Group currently deems immaterial, may also have an adverse effect on the Group's business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect your investment.

RISKS RELATING TO THE GROUP

Dependence on Bulmers

A significant proportion of the Group's operating profits in financial year 2004 was derived from sales of the Group's key brands, in particular Bulmers. Should sales of Bulmers decline, whether as a result of supply, production or distribution disruption, a decline in the Group's market share in respect of Bulmers, changing consumer tastes (particularly in the key 18-24 age group), changes in Ireland's demographic profile, change in fiscal policy, marketing or pricing actions by one or more of the Group's competitors or for any other reason, this could have a material adverse effect on the Group's sales volumes, turnover and profit.

Trademarks and other proprietary rights

The Group's success depends, in part, on its ability to protect current and future products through securing, enforcing and defending its intellectual property rights. The Group relies on a combination of trademarks, copyright, trade secrets and contractual restrictions to establish and protect proprietary rights in its products. These proprietary rights and contractual restrictions provide only limited protection, the extent of which varies among the countries in which the Group operates. There can be no assurance that these proprietary rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of the Group's intellectual property rights by third parties which could diminish brand value and harm the business. Where the Group uses a trademark under a licence, the protection of such trademark may be the responsibility of the licensor and, therefore, the Group may be unable to control the protection of such trademark or prevent dilution of such trademark in the marketplace. There can be no guarantee that registered trademarks will be granted with respect to future trademark applications for existing or new products.

A number of the trademarks owned by the Group may be used by the Group in Ireland only (including the trademark "Bulmers") or in Ireland and certain other countries only (including the trademark "Tayto"), and are owned and used by third parties outside of Ireland. Accordingly, the Group will not be able to develop such brands outside Ireland. Furthermore, actions by third party owners of common brands may dilute, or damage, the perception of such brands in the Irish market.

The Group may be required to defend itself against claims of trademark infringement or infringement of proprietary rights of third parties or to take action to protect its own proprietary rights. The Group is currently defending trademark infringement and passing off proceedings brought against it by Walkers Snack Foods Limited in respect of the Group's "Mighty Munch" brand. Further details of these proceedings are set out in paragraph 15.3(b) of Part 7 of this document. Any such litigation, or threatened litigation, can be costly and time consuming and could result in the Group losing its right to develop or make certain products or require it to pay damages or royalties to, or seek licences from, third parties. The Group may not be able to obtain such licences on acceptable terms or at all. An adverse or uncertain outcome of any dispute with respect to material trademarks or other material proprietary rights may adversely affect the Group's competitive position or interrupt or adversely affect the Group's ability to carry on its business as described in this document.

Distribution arrangements

Members of the Group have entered into bottling and distribution agreements with a number of beverage manufacturers, including PepsiCo, Inc., Seven-Up International and Allied Domecq and various leading wine houses, under which the relevant member of the Group manufactures and distributes certain beverage brands in Ireland. In addition, C&C has agreements with Allied Domecq under which Allied Domecq distributes certain of the Group's brands in certain markets outside Ireland. These agreements with Allied Domecq expire in 2006 (save those agreements relating to Tullamore Dew which expire in 2009). The Group relies on these arrangements with Allied Domecq for the distribution of a substantial portion of its sales outside Ireland, which arrangements could be time consuming and costly to replace. Furthermore, many of the Group's bottling and distribution agreements contain change of control clauses.

The agreements with PepsiCo, Inc. and Seven-Up International are capable of being terminated in a range of circumstances, including for non-compliance with the investment commitments, and for failure to use best endeavours to achieve the performance targets, provided for in those agreements. The nature and extent of those commitments and targets are such as to give rise to the potential for dispute on compliance issues. Any disputes which have occurred in the past as to the Group's compliance with commitments and targets have been satisfactorily resolved, but further disputes may arise in the future, and there can be no assurance that PepsiCo, Inc. or Seven-Up International will not seek to terminate these agreements on that basis in the future. Furthermore, the agreements may also be terminated in the event that a competitor of PepsiCo, Inc. or Seven-Up International acquires 10 per cent. or more of the shares in the Company and in certain other related circumstances, over which the Company has no control, as described under "Arrangements with PepsiCo, Inc. and Seven-Up International" in Part I of this document.

Termination or variation of these agreements, failure to renew these arrangements, failure of a party to comply with the terms of these agreements or the declaration of a competition authority, tribunal or court that any of these agreements is unenforceable could have a material adverse effect on the Group's sales volumes, turnover and profits.

Relationships with retailers and wholesalers

The Group sells its products directly to pubs, grocery stores, off-licences, bars, clubs and restaurants and to wholesalers for resale to retail outlets. Any consolidation of these industries or concentration of the Group's customers or moves by major customers to centralised buying/distribution, particularly in Ireland, could increase the buying and negotiating strength of these customers, which could force the Group to lower its prices, with a material adverse effect on the Group's turnover and profits.

Dependence on suppliers

The Group purchases a substantial proportion of the packaging, utilities and raw materials necessary to produce its products from third party suppliers. The Group's operations may be interrupted or otherwise adversely affected by delays in the supply of these utilities or materials from third party suppliers or any change in the terms on which they are available. The Group's operations are also affected by the prices of packaging, utilities and raw materials necessary in producing its products. The prices of such materials have been subject to fluctuations in the past and may be subject to fluctuations in the future. Any increases in the prices of packaging, utilities and raw materials could have a material adverse effect on the Group's profits. The price of apples or potatoes would be particularly affected by the failure of crops in the Group's source markets. If the Group is forced to change a supplier of raw materials, there is no guarantee that this would not interrupt supply continuity or result in additional cost.

Loss of key management

The Group's continued success is dependent on the ongoing services of a small number of senior officers and employees, many of whom have significant experience with the Group and could be difficult to replace, and on its ability to continue to attract, motivate and retain highly qualified personnel. In particular, the Group's ability to integrate businesses that it acquires effectively will depend on the ability to retain key officers and employees, including those of recently acquired businesses. The loss of senior personnel, or the inability to recruit sufficient, qualified personnel, could have a material adverse effect on the Group's ability to run its business and, accordingly, on the financial condition and results of operations of the Group.

Employee relations

Approximately 62 per cent. of the Group's workforce in Ireland is unionised. The Group has in the past been affected by industrial action, including work stoppages. The resolution of disputes has involved the Group in agreeing improved terms and conditions for some of the Group's employees. In addition, an end to the national wage agreements, which have been in place in Ireland for the last decade, could put upward pressure on wage and salary levels across the economy generally.

There can be no assurance that the Group will not be affected by work stoppages or other forms of industrial action in the future which may have a material adverse effect on the Group's ability to manufacture its products and, accordingly, on the Group's sales volumes, turnover and profits.

In 2001, the Group agreed with the trade unions representing the majority of the Group's Irish employees to grant free shares and to introduce the employee share schemes described under "New Share Plans" in paragraph 4 of Part 7 of this document with effect from Admission. While the Group considers its relations with all employees to be generally good, there can be no guarantee that any dissatisfaction amongst employees would not lead to demands for improved terms and conditions, loss of personnel or otherwise adversely affect the Group's ability to manage its business with a potential material adverse effect on the Group's sales volumes, turnover and profits.

Ability to make acquisitions

The Group has made and will continue to consider selective acquisitions of complementary businesses. There can be no assurance that the Group will be able to sustain the same level of growth as it has achieved in the past if it is unable to make acquisitions, whether due to a lack of suitable targets on acceptable terms, an inability to finance acquisitions or due to regulatory or competition restrictions (see the risk factor headed "Competition law" set out below) or restrictions on acquisitions in the Bank Facilities (described in paragraph 10 of Part 7 of this document). The Group may also experience problems in integrating acquired businesses, including possible inconsistencies in systems and procedures, policies and business cultures, the diversion of management attention from day-to-day business, the departure of key employees and the assumption of liabilities, such as environmental liabilities. The integration of acquired businesses or joint ventures may place significant demands on the time and attention of the Group's senior management which could have a material adverse effect on the Group's ability to manage its operations profitably.

Product contamination and liability

The Group is vulnerable to accidental, natural or malicious contamination of its products or base raw materials. In particular, water being a delicate and natural product, extracted from an underground source, reliant on rainfall and soil filtration and with the ability to pick up imperfections in the process or from packaging, is more sensitive to taint or contamination than soft drinks or alcohol based products. Contamination could result in recall of the Group's products, the Group being unable to sell its products, damage to brand image, negative consumer perception or civil or criminal liability, which could have a material adverse effect on the Group's reputation, sales volumes, turnover and profits. Although the Group's water bottling process seeks to ensure the highest standard of purity, the Group has in the past been affected by incidences of product taint and contamination. It is not possible to obtain product contamination liability insurance in the market place.

The beverage and food industries can be adversely affected by litigation and complaints from customers or regulatory authorities resulting from product quality, illness, injury or other health concerns or other issues stemming from one product or a limited number of products, including products produced by licensees. Such litigation and complaints and any adverse publicity surrounding such allegations may have a material adverse effect on the Group's reputation, sales volumes, turnover and profits.

Exchange rate and interest rate risk

The Group's operations involve the sale and purchase of goods denominated in currencies other than the euro, principally the US dollar and pounds sterling. The Group does not hedge all of its currency exposure. As a result, fluctuations between the value of the euro and the US dollar and pounds sterling may have an adverse effect on the turnover and profits of the Group.

Interest payments under the Group's debt facilities are calculated by reference to a floating interest rate. The Group does not hedge all of its interest rate exposure and therefore fluctuations in the level of interest rates may have an adverse effect on the profits of the Group.

RISKS RELATING TO THE MARKET

Dependence on Ireland

A significant proportion of the Group's operating profit in the year ended 29 February 2004 was generated in Ireland. Demand for the Group's products in Ireland is influenced by a number of factors, including the strength of the domestic economy, the level of consumer spending, competitive challenges and regulatory changes. Any negative change in economic conditions, the level of consumer spending, competitive challenges or regulatory changes in Ireland may result in a lower growth rate and lower sales by the Group in Ireland, with a material adverse effect on the Group's sales volumes, turnover and profits.

Seasonality and weather

The Group's operations are characterised by seasonal fluctuations in demand. For cider, soft drinks and bottled water, annual retail demand is highest during the summer months. Typically, approximately

40 per cent. of the Group's sales volumes occur between May and August. In previous years, favourable levels of consumption during the summer months for these products have been correlated with good weather and, as a result, a bad summer, with low temperatures, high levels of rainfall or lack of sunshine, could have a material adverse effect on the Group's sales volumes, turnover and profits.

Consumer preferences
The beverage and food industries are subject to changes in consumer preferences, perceptions and spending habits. Alcohol consumption is currently declining in several developed markets. The Group's performance depends on factors which may affect the level and patterns of consumer spending in Ireland, other parts of Europe, North America and other markets. Such factors include consumer preferences, consumer confidence, wealth, consumer perceptions of the safety and quality of certain food and beverages, consumer interest in diet and health issues and consumer concerns over alcohol-related social issues. Selective media coverage regarding the safety or quality of, or diet or health issues relating to, alcohol, soft drinks, water or certain foods, or the raw materials or processes involved in their manufacture or bottling, may damage consumer confidence in these products. A general decline in the consumption of the Group's products could happen at any time and could have a material adverse effect on the Group's sales volumes, turnover and profits. Future success will depend partly on the ability of the Group to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Such changes may result in reduced demand and lower prices for the Group's products, a decline in the market share of the Group's products, limitations on the Group's ability to increase prices, increased levels of selling and promotional expenses and decreased sales of the Group's higher priced premium brands. Any changes in consumer preferences could result in lower sales of the Group's products or put pressure on pricing, with a material adverse effect on the Group's sales volumes, turnover and profits.

Fiscal policy
The Group's activities are affected by a number of fiscal-related matters, particularly in Ireland. These matters include rates of duty on alcoholic beverages, excise duties, value added tax rates and corporate tax rates. Changes in legislation which affect all or any of these matters could put pressure on the Group's sales volumes, turnover and profits, with a material adverse affect on the business, financial condition and results of operations of the Group.

Increases in the duty charged on alcoholic beverages in general, and cider duty in particular, could have an adverse impact on consumer preferences and, as a result, could have a material adverse affect on the business, financial condition and results of operations of the Group. In December 2001, the Irish Government increased the duty on cider sales by 39 cents per litre (which represents an increase of approximately 87 per cent.) to bring cider duty in line with that of beer. Approximately half of this increase was absorbed by the Group, reducing the EBITA of the Alcohol Division by approximately €12 million (equal to a 3.0 percentage points decline in EBITA margin) in financial year 2003. Sales of cider in Ireland fell by 11 per cent. by volume in 2002. In December 2002, the Irish Government increased the duty on spirits by 20 cents per standard measure (which represents an increase of approximately 42 per cent.) and sales of spirits in Ireland fell by approximately 20 per cent. by volume in 2003.

In addition, production costs for cream liqueurs, such as Carolans, have benefited from an export rebate on cream costs related to the EU's Common Agricultural Policy which may be phased out in the future. The current annual benefit to the Group is a total of approximately €1.4 million.

Smoking ban
On 29 March 2004, new regulations became effective which ban smoking in pubs, restaurants and other licensed premises as part of a national ban on smoking in the workplace in Ireland. A significant proportion of the Group's sales volumes, turnover and profits are derived from sales of the Group's alcohol and non-alcohol brands to the on-trade. The Board anticipates that the ban will reduce volumes in the on-trade, particularly in the period immediately following the introduction of the ban as consumer behaviour adjusts. However, it is currently too early to determine the effect of the ban on alcohol consumption and the level of consumer spending in licensed premises. A more significant downturn in the on-trade in Ireland than that anticipated by the Board could have a material adverse effect on the Group's sales volumes, turnover and profits even if this were offset by an increase in off-trade consumption.

Regulation
The Group's operations are subject to extensive governmental regulation. Those regulations control such matters as manufacturing and bottling requirements, licensing requirements, trade and pricing practices, permitted and required labelling, the traceability of beverage and food products from production to market,

ingredients, advertising restrictions and standards and relations with distributors and retailers. With effect from 1 January 2005, an EU regulation is due to come into force requiring, amongst other things, companies to trace all products from suppliers and manufacturing plants to the purchase point for the first customer. New or revised regulations or increased licensing fees and related requirements may have a material adverse effect on the business, financial condition and results of operations of the Group.

In recent years, increasing social and political attention has been directed towards the beverage and food industries, reflecting public concerns over diet and health issues, including obesity and alcohol-related social issues. In many jurisdictions, government regulations restrict the advertising style, media or messages used to market alcoholic beverages. On 18 August 2003, the Intoxicating Liquor Act 2003 came into force, which restricts trading hours for licensed premises in Ireland. Additional government restrictions regarding the production, marketing, advertising, sale or consumption of alcohol, soft drinks or savoury snacks could put pressure on the Group's sales volumes, turnover and profits and may have a material adverse effect on the business, financial condition and results of operations of the Group. Companies in the beverage or food industries may become exposed to class action or other litigation of the type brought against other industries, such as tobacco. If these industries were to become involved in such litigation, the Group's business, financial condition and results of operations could be materially adversely affected.

The Group's operations are subject to many environmental laws and regulations in the areas in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, such as asbestos, waste disposal and the investigation and remediation of soil and groundwater contamination. Given the increasingly strict regulatory background, there is a risk of environmental liability inherent in the Group's current and historical activities. This includes the risk, which many manufacturing companies may face, of liability for contamination from operations, even where the Group's activities did not cause the contamination, at current sites or at former sites. It also includes the risk of the Group being subject to claims for personal injury as a result of alleged exposure to hazardous substances (including asbestos containing materials in buildings) or other environmental conditions. Furthermore, compliance with environmental laws and regulations may require the Group to incur costs in taking remedial action. For example, the Group is currently implementing a remedial programme at one of its facilities to comply with its environmental licence. Future additional environmental compliance or remediation obligations for cleaning up environmental contamination caused by, or for replacing natural resources depleted by, the Group's current or historical activities, or increased production costs in order to deal with additional waste and effluent discharge as production increases, could have a material adverse effect on the Group's business.

Competitive environment

The Group operates in a number of competitive market sectors in which large, well-established companies, such as Diageo plc, Walkers Snack Foods Limited and Coca-Cola Hellenic Bottling Company SA, operate. The entry of new competitors into the Group's markets, especially the long alcohol market, a change in the level of marketing undertaken by competitors or in their pricing policies, the consolidation of the Group's competitors, the introduction of new competing products or brands or the removal in Ireland of legal restrictions on retailers selling products below cost, could require the Group to implement price decreases, with a material adverse effect on the Group's sales volumes, turnover and profits.

Competition law

The Group is subject to the competition laws of the EU and its member states (including Ireland and the United Kingdom) and those other countries in which it operates (see "Competition and antitrust law" set out in Part I of this document).

As competition law, in general, seeks to control anti-competitive conduct by organisations, any arrangement, acquisition or practice which any member of the Group has entered into, proposes to enter into or has been a party to may be made the subject of a competition law challenge by a competition authority, a third party or one of the other parties to any such arrangement, acquisition or practice. Certain market segments in Ireland in which the Group operates are highly concentrated, increasing the possibility of competition law scrutiny and investigation concerning anti-competitive conduct.

The Group has a leading position in several market sectors in Ireland and Northern Ireland. Depending on the definition and scope of the relevant markets, an argument might be made that, in relation to certain products, the Group is in a dominant position within the meaning of Article 82 (formerly Article 86) of the EC Treaty, section 5 of the Irish Competition Act 2002 or its predecessor, the Irish Competition Acts of 1991 to 1996, or Chapter II of the UK Competition Act 1998. Although a dominant position as such is not prohibited under either EU, Irish or UK competition law, certain types of conduct, identified as abuses of a dominant position, are prohibited by means of both civil and criminal sanctions. The types of conduct generally regarded as falling within that prohibition are those which have as their object or effect the exploitation of customers or the exclusion of competitors.

In January 2000, the Irish Competition Authority issued High Court civil proceedings against C&C (Wholesale) Limited and five other (non-Group) parties seeking various forms of relief pursuant to the Irish Competition Act 1991. The Competition Authority alleges that, in the period from 1993 to December 1997, the defendants were engaged in anti-competitive conduct in respect of the wholesale supply of packaged beers and soft drinks in the south west of Ireland (Cork, Kerry, Limerick and parts of Tipperary). It is alleged, *inter alia*, that the defendants were involved in price fixing, prevention of price undercutting, exchange of price information and agreements as to maximum levels of discounts, in breach of the Irish Competition Act 1991. The Competition Authority is seeking a number of declarations including that the alleged agreements between the defendants to fix prices at which they sold packaged beer and soft drinks in various parts of the south west of Ireland are prohibited and void by virtue of the Irish Competition Act 1991 and that the alleged agreements between the defendants to exchange information regarding pricing and discounting policies are also prohibited and void. Various orders are also sought prohibiting the defendants from agreeing or entering into a concerted practice directly or indirectly to fix prices or from exchanging information regarding their pricing policies. The Competition Authority is not entitled to seek damages. There have been no substantive developments in the proceedings since May 2000, when C&C (Wholesale) Limited requested that the Competition Authority provide further details of its claim. However, the Company cannot predict what the ultimate outcome of the proceedings will be.

Parties engaged in anti-competitive activity may also be subject to criminal prosecution. The Competition Authority's annual report for 1999 indicates that a file on the case had been sent to the Director of Public Prosecutions in Ireland. The Group has received no indication whether the Director of Public Prosecutions intends to initiate a criminal prosecution, although the possibility cannot be ruled out. The Board intends to defend the civil proceedings and any criminal proceedings which may be brought.

A finding that any member of the Group is, or any of the Group's arrangements or practices are, in breach of any relevant provision of competition law may have a material adverse effect on the Group's ability to sell its products and, accordingly, a material adverse effect on the Group's overall sales volumes, turnover and profits.

Accounting principles and standards

In accordance with Irish company law, the Company and its subsidiaries currently prepare their financial statements in accordance with Irish GAAP. From time to time accounting standards change and future changes to Irish GAAP or the introduction of new accounting standards may materially affect the Company's financial results and its ability to pay dividends.

In June 2002, the Council of Ministers of the EU approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the EU and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with IFRS as adopted by the EU. The Regulation is effective for each financial year starting on or after 1 January 2005 for companies with listed equity securities. The Company expects to prepare its first full set of consolidated financial statements for the financial year ending 28 February 2006 and thereafter in accordance with IFRS, rather than current Irish GAAP. It is expected that there will be ongoing and continuing developments in IFRS between now and 2005. It is expected that significant developments in Irish GAAP will occur as a consequence of the harmonisation process with IFRS.

It is not possible at the date of publication of this document to quantify the impact of adopting IFRS on the Group's financial results for the year ending 28 February 2006 or subsequent periods. The implementation of IFRS may have a negative effect on the Group's consolidated financial results.

RISKS RELATING TO THE ORDINARY SHARES

Shares eligible for public sale after the Global Offer could adversely affect the price of the Ordinary Shares

The Group is unable to predict whether substantial numbers of Ordinary Shares, in addition to those which will be available in the Global Offer, will be sold in the open market following the termination of the lock-up restrictions which apply to certain of the Institutional Investors, the Directors and Senior Management (further details of which are set out in paragraph 8 of Part 7 of this document). Any sales of substantial numbers of Ordinary Shares in the public market, or the perception that such sales might occur, could have a material adverse affect on the market price of the Ordinary Shares.

The rights of holders of Ordinary Shares are governed by Irish law and US holders may not be able to exercise pre-emptive rights

Rights afforded to shareholders in Irish corporations are governed by Irish law and the corporation's memorandum and articles of association and differ in certain respects from the rights of shareholders in typical US corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions, and, in most cases, only the corporation can bring an action in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, Irish law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

If the share capital of the Company is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by a shareholders' resolution. If pre-emptive rights were granted and, at that time, US holders held more than 10 per cent. of the existing Ordinary Shares of the Company, the US holders would not be able to exercise their pre-emptive rights to the new Ordinary Shares unless an effective registration statement was in place or an exemption from the registration requirements of the Securities Act was available. There can be no assurance that the Company will file any such registration statement or that an exemption to the registration requirements of the Securities Act will be available, which would result in the US holders being unable to exercise their pre-emptive rights.

There is no prior public market for the Ordinary Shares

Prior to the Global Offer, there has been no public trading market for the Ordinary Shares. The Group does not know the extent to which investor interest in the Company will lead to the development of a trading market or how liquid that market might be, or, if a trading market does develop, whether it will be sustained. If an active and liquid trading market does not develop or is not sustained, investors may have difficulty selling their Ordinary Shares.

Share price volatility

The price of shares sold in an initial public offering is frequently subject to volatility for a period of time following the offering. The market price of the Ordinary Shares could be subject to significant fluctuations due to a variety of factors, including, among other things, actual or anticipated fluctuations in the operating performance of the Group, announcements of product developments by existing and future competitors, regulatory changes or changes in financial estimates by securities analysts. Investors may not be able to resell their shares at or above the Offer Price.

PART I: INFORMATION ON THE GROUP

INTRODUCTION

The Group is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club Orange soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports cider to the United Kingdom, the United States and Continental Europe.

The Group is focused on generating turnover and EBITDA growth through its broad portfolio of brands in Ireland, Northern Ireland and internationally and through effective use of its comprehensive sales and distribution network in Ireland and Northern Ireland.

The Group has a strong record of growth in turnover and EBITDA. Between financial year 1986 and financial year 2001, turnover and EBITDA grew at annual compound rates of 12 per cent. and 18 per cent. respectively (including discontinued operations and before restatement of turnover in line with a change of accounting policy in financial year 2004). EBITDA margins over the same period and calculated on the same basis increased from 9.1 per cent. to 19.7 per cent.

In 2002 and 2003, the Group experienced difficult market conditions, principally due to an exceptional increase of 87 per cent. in excise duty on cider sales in December 2001 bringing it into line with duty on beer (of which the Group absorbed approximately half), a slowdown in the Irish economy and a sharp fall in Irish consumer confidence. These conditions resulted in a decline in volumes in the long alcohol market and in sales of Bulmers in Ireland. In addition, the Group was affected by externally driven increases in certain costs, principally insurance costs and pension charges. In response to these adverse conditions, the Group undertook the following initiatives:

- To minimise the impact of the cider duty increase on Bulmers, its key cider brand, the Group conducted extensive consumer research, initiated new advertising, updated packaging, tailored off-trade promotions and launched Bulmers Light with the objective of keeping the brand "fresh" in the eyes of consumers. These actions helped the brand recover from the impact of the cider duty increase and volume fall in 2002, to return to growth in 2003 and to increase the Group's share of the long alcohol market from 9.2 per cent. in 2002 to 9.5 per cent. in 2003.
- In December 2003, the Group sold Barbero to Davide Campari-Milano S.p.A for net proceeds, after fees and expenses, of €142.9 million. The business was non-core as it focused primarily on the domestic Italian market, compared to the balance of the international portfolio which focuses on niche international spirits and liqueurs in a large number of countries. The Group retained the niche liqueur Frangelico brand which was acquired with Barbero in 1990. The proceeds were used to help reduce net debt which has declined from €746 million at the end of financial year 2002 to €481 million at the end of financial year 2004.
- The Group commenced a series of operational improvement initiatives including the outsourcing of the manufacture of its snacks lines within the Soft Drinks and Snacks Division, the development of an integrated national logistics organisation and the consolidation of distribution and administration within the wines and spirits business. In addition, the Group introduced an upgraded performance management, personal development and succession planning process.

The Group proved its resilience by maintaining EBITA at €117.9 million in financial year 2004 (financial year 2003: €118.4 million) and generating an aggregate of €240.3 million of net cash from operating activities after payment for tangible fixed assets in financial years 2003 and 2004 (including discontinued operations). EBITA for the Group's Alcohol Division increased between financial years 2003 and 2004 from €65.3 million to €66.7 million. Despite the difficult market conditions, Bulmers retained its premium price position and returned to market share gain in 2003 (increasing its market share of the long alcohol market from 9.2 per cent. in 2002 to 9.5 per cent. in 2003). The Board believes that the financial performance of the Group during the recent unfavourable market conditions demonstrates the strength of its brand portfolio and market leading positions, which provide a stable platform for continued cash generation.

In financial year 2004, the Group generated turnover of €731.3 million, EBITDA of €136.0 million and EBITA of €117.9 million. Approximately 72 per cent. of the Group's turnover in financial year 2004 was generated from Ireland, 18 per cent. from the United Kingdom, including Northern Ireland, and 10 per cent. from the rest of the world.

The Group has its head office in Dublin and groups its business in three divisions – Alcohol, International Spirits and Liqueurs, and Soft Drinks and Snacks. The Group's principal manufacturing and distribution facilities are located in Clonmel, Cork, Dublin and Newcastle West in Ireland. On average, the Group employed 2,003 employees in financial year 2004. A summary of the three divisions is set out below.

Alcohol Division
The Alcohol Division accounted for 57 per cent. of turnover and 57 per cent. of EBITA in financial year 2004. This division comprises three separate businesses:

- Cider – manufacturing, marketing and distribution of the leading Irish cider brand, Bulmers, and other cider brands in Ireland and the export of the cider brand, Magners, primarily to Northern Ireland, Great Britain and the United States;
- Wines and spirits – marketing and distribution of owned and third party brand wines, liqueurs and spirits in Ireland; and
- Wholesaling – distribution of owned and third party brand alcoholic and non-alcoholic beverages in Ireland and Northern Ireland.

International Spirits and Liqueurs Division
The International Spirits and Liqueurs Division accounted for 10 per cent. of turnover and 20 per cent. of EBITA in financial year 2004. This division comprises the manufacturing, marketing and export of liqueurs and spirits, such as Carolans, Frangelico and Tullamore Dew, to the United States and other overseas markets. The Group sold Barbero to Davide Campari-Milano S.p.A in December 2003, generating net proceeds, after fees and expenses, of €142.9 million (see "Material Contracts" in Part 7 of this document).

Soft Drinks and Snacks Division
The Soft Drinks and Snacks Division accounted for 33 per cent. of turnover and 23 per cent. of EBITA in financial year 2004. This division comprises two separate businesses:

- Beverages, which comprises:
  - Soft Drinks – manufacturing, marketing and distribution of a number of leading brands, such as Club, Cidona and MiWadi in Ireland and Northern Ireland and distribution of third party brands, such as 7UP and Pepsi, under licence in Ireland and Northern Ireland;
  - Water – bottling, marketing and distribution of Ballygowan packaged and dispenser water in Ireland, Northern Ireland and, on a limited basis, Great Britain, and distribution of third party brands, Evian and Volvic, in Ireland; and
- Snack Foods – manufacturing, marketing and distribution of the leading Irish crisps and snacks brand, Tayto, and other savoury snacks brands in Ireland.

HISTORY

The Group traces its origins back to the 1850s, when Thomas Cantrell and Henry Cochrane established a drinks business in Dublin and Belfast. C&C was established in 1968 when Guinness Ireland (then owner of Cantrell & Cochrane) and Allied Breweries (then owner of Bulmers) merged their Irish soft drink and cider interests. Subsequently, Allied Domecq acquired full ownership of C&C in July 1998 when it purchased Guinness Ireland's interest. Funds advised by BC Partners, along with co-investors and management, acquired C&C from Allied Domecq in a leveraged buy-out in January 1999.

Key acquisitions (A) and disposals (D) by C&C since 1990 are set out below:

Date	Name	Principal Product/Brand
1990	Barbero (A)	Italian spirits including Frangelico
1993	Ballygowan (A)	Bottled water
1994	Tullamore Dew (A)	Irish whiskey
1995	Aquaporte (A)	Water (bulk dispense)
1999	Tayto (A)	Savoury snacks
2001	Findlaters (A)	Wine
2003	Barbero (D)	Italian spirits excluding Frangelico

KEY BRANDS

Through its key brands, the Group holds leading positions in several diversified categories within the beverage and savoury snacks sectors in Ireland and internationally. The Group owns premium brands with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. The Group distributes several international leading brands in Ireland owned by third parties, such as 7UP and Pepsi soft drinks, Volvic and Evian bottled water, WKD pre-mixed spirits, Teacher's and Malibu spirits, Grolsch lager and Penfolds, Rosemount, Lindemans, Montana, Sutter Home and Concha y Toro wines. Internationally, the Group owns spirits and liqueurs brands such as Tullamore Dew, Carolans and Frangelico.

Key brands and their volumes for financial year 2004 are as follows:

Volume: 59 million litres

Bulmers was the number one brand in the Irish cider market in 2003 with a market share of 81 per cent.

Volume: 44 million litres

Club Orange was the number one brand in the Irish orange carbonated soft drinks market with a market share of 37 per cent. in 2003. Club was also the number three brand in the Irish carbonated soft drinks market in 2003, with a market share of 8 per cent.

Volume: 55 million litres

Ballygowan was the number one brand in the bottled water market with a market share of 34 per cent. in Ireland in 2003.

Volume: 623,000 nine-litre cases

Carolans was the number two brand to Baileys in the cream liqueurs market with a global market share of 6 per cent. in 2002. Its principal markets are the United States, Canada, the United Kingdom and Germany.

Volume: 312,000 nine-litre cases

Tullamore Dew was the number three brand to Jameson's and Bushmills in the international market for Irish whiskey with a global market share of 9 per cent. in 2002. Its principal markets include Germany, where it is the market leader, the United States, Scandinavia, and Central and Eastern Europe.

Volume: 5.5 million kilos

Tayto was the number one brand in the Irish savoury snack market with a grocery market share of 33 per cent. by weight in 2003.

C&C also distributes 7UP in Ireland and Northern Ireland. 7UP was the number one brand in the Irish lemon/lime carbonated soft drinks category with a market share of 75 per cent. in 2003. 7UP was also the number two brand in the Irish carbonated soft drinks market, with a market share of 16 per cent. in 2003.

DISTRIBUTION AND SALES

Within Ireland, C&C sells its products to the licensed trade, wholesalers and grocery retailers. Within the on-trade, the market is fragmented with, the Board estimates, no single purchasing group controlling more than 20 pubs.

The Group operates one of the largest and most comprehensive direct sales and distribution networks for beverages and savoury snacks in Ireland both for the licensed trade and the grocery trade, with a sales force of approximately 410 serving over 13,000 customers directly. Distribution is carried out from over 20 depots in Ireland and Northern Ireland. This network facilitates direct access to a significant number of points of sale as well as complementing indirect access through third party wholesalers. In particular, the Group sells:

- draught Bulmers directly to approximately 5,500 Irish on-trade premises which, in 2003, comprised 82 per cent. of the Irish on-trade market by turnover;
- packaged long alcohol and soft drinks directly to approximately 6,000 on-trade premises through its wholesaling arms in Ireland and Northern Ireland, as well as to wholesalers and cash and carry outlets;
- wines and spirits directly in Ireland and Northern Ireland to over 4,000 licensed trade customers;
- soft drinks and bottled water to over 5,000 grocery trade customers in Ireland;
- dispenser water directly to approximately 11,500 offices and commercial accounts; and
- savoury snacks directly and indirectly to approximately 6,000 grocery trade customers in Ireland.

Internationally, the Group has sales and distribution agreements with beverage companies, principally Allied Domecq, which distributed approximately 74 per cent. by volume of the Group's spirits and liqueurs brands internationally in financial year 2004.

MARKETING

Brands are a key focus of the Group's business and culture. The Board believes that the Group has been particularly successful at brand management as evidenced by the growth of Bulmers and Ballygowan as the lead brands in their respective beverage category markets in Ireland.

The Board believes that its efforts to reposition Bulmers cider as a premium long alcohol brand have been substantially responsible for increasing the volume of the Irish cider market more than fivefold between 1990 and 2003 and the cider share of the Irish long alcohol market from 3 per cent. in 1990 to a 13 per cent. share in 2001. Due in part to the significant increase in duty on cider sales in December 2001, sales by volume in the Irish cider market declined in 2002 by 11 per cent. and grew by 1 per cent. in 2003, with cider comprising 12 per cent. of the long alcohol market by volume in 2003. Bulmers increased its share of the Irish cider market in 2002 and 2003.

The repositioning process has included major initiatives in brand positioning, product and price. This involved associating the product with brand attributes of tradition, heritage and naturalness. Further initiatives included increasing advertising spend, gradually decreasing the alcohol content, eliminating the traditional cider price discount to premium lagers and extending the packaging range to meet varying consumer needs. Promoting the serving of the Bulmers pint bottle "over ice" has been a particularly successful initiative in the Irish market.

In the Soft Drinks and Snacks Division, the Board believes that the Group has been instrumental in expanding the bottled water market in Ireland through its leading brand, Ballygowan. In particular, the Group has extended packaging ranges, expanded the number of points of sale and invested in direct brand marketing.

In August 2003, the Group launched a new isotonic sports drink, Club Energise, to exploit the growing sports drink category. Club Energise is endorsed by the Gaelic Players Association, an independent representative body established to campaign on behalf of and promote the welfare of senior playing members of the Gaelic Athletic Association, Ireland's largest sporting organisation. Club Energise had captured 16 per cent. of the sports drink category in the grocery trade within five months of its launch (AC Nielsen, December 2003/January 2004, Bi-monthly data).

The Group has selectively deployed its skills in brand building and brand management in international markets. This strategy has achieved success through focused investment in existing brands such as Carolans in the cream liqueurs market, through acquiring and revitalising brands such as Tullamore Dew in the Irish whiskey market and through extending the Bulmers product under the international brand, Magners. For example, in the period since its acquisition in 1994 to 2002, Tullamore Dew enjoyed the highest growth of any brand in the premium Irish whiskey market (IWSR, 1994 and 2002).

The Board believes that the development of strong, sustainable brands will continue to drive turnover and profit growth for the Group. The Group spends approximately 6 per cent. of turnover on direct brand marketing each year in support of its brands. Such direct brand marketing includes advertising on TV, press, radio and posters, sponsorships, special offers, and trade and consumer promotions. The Group determines the appropriate direct brand marketing strategy for each brand as part of the brand plan reviews. In financial year 2004, C&C's direct brand marketing expenditure was €45 million. This was further supported by brand investment by the Group's distributors and franchisers. On average, the Group employed 592 staff in the sales and marketing function worldwide during the financial year 2004, representing approximately 30 per cent. of total Group employees.

STRATEGY

Overview

The Group's strategy is to drive turnover, profit and cash flow growth through its skills in marketing and brand management, through the effective use of its extensive direct sales infrastructure in Ireland and through focusing on maintaining its leading positions in several growth categories. To date, the Group has achieved significant operational and financial success with this strategy.

Following the Global Offer, the Board expects any organic growth to be generated primarily by investment in existing growth brands and brand extensions, and also in new product development, while supporting acquisitions will be targeted as appropriate both to leverage existing core skills and to develop new market opportunities.

The Group intends to continue to develop its core domestic brands, build and extend niche positions for its major international brands, develop new products to refresh and broaden its brand portfolio and acquire international and domestic brands on a selective basis. A significant proportion of the Group's profits is derived from sales generated in Ireland. Ireland experienced strong economic growth in the ten years to 2002 and, although it suffered a slowdown in 2002 and 2003, it is expected to continue to have the highest rate of real growth in gross domestic product of any country in the EU (excluding those countries which acceded to the EU on 1 May 2004) over the next five years, albeit at a slower rate than in the period to 2002 (Economist Intelligence Unit, 2004). Consequently, the Board believes that it is likely that the majority of the Group's profits will continue to be driven from sales made in Ireland in the short to medium term. In addition, the population of Ireland is forecast to grow at 0.9 per cent. per annum over the period 2001 to 2011 (Central Statistics Office, Ireland, June 2001).

The Board intends to continue building its major international brands, in particular Carolans, Tullamore Dew and Magners, through a strategy of focusing investment on specific brand/market combinations with identified growth potential.

Developing Core Domestic Brands

The Board intends to continue the Group's development of its core domestic brands, particularly Bulmers, Club, Ballygowan and Tayto and the development of third party brands it distributes in Ireland, such as 7UP and Pepsi. Key elements of strategy are as follows:

Alcohol

The Board intends to continue to grow cider's share of the long alcohol market in Ireland where the strategy is to:

- increase the number and loyalty of Bulmers consumers and enhance the brand's image by continuing to invest significant amounts in direct brand marketing for the Bulmers brand, with an emphasis on the brand themes of tradition, heritage and naturalness;
- increase the number of outlets that sell Bulmers by effective use of the Group's domestic sales and distribution network; and
- capitalise on this division's modern operations infrastructure which has been the subject of a recently completed large capital expenditure programme.

The Board intends to grow cider exports by further developing Magners' premium positioning in Northern Ireland and specific regions of Great Britain supported by focused activity in the United States, based on the marketing strategy that has made Bulmers successful in Ireland. The Group undertook a test launch in Glasgow in summer 2003 which the Board considered to be encouraging and upon which it intends to build in the coming years. In addition, Magners is expanding to satisfy the demand created by Irish and British tourists in Continental Europe, particularly in Spain, Portugal and the Canary Islands.

The Group's strategy in the growing wine market in Ireland is to build on its leadership position by retaining a wide brand portfolio and by utilising the Group's extensive direct sales networks.

Soft Drinks and Snacks

Beverages

The Board intends to capitalise on the consumer trend towards bottled water and emerging higher margin categories such as sports drinks, where the strategy is to:

- maintain leadership positions in water, carbonated orange and lemon/lime through a combination of brand building, media investment, consumer promotions, further investment in chiller cabinets and effective use of the Group's extensive sales and merchandising networks;
- capitalise on its arrangements with Seven-Up International and PepsiCo, Inc. by using the 7UP and Pepsi brand awareness and global marketing effort;
- enhance and expand the Group's broad brand portfolio with new categories such as sports drinks;
- improve EBITA margin by promoting a more profitable mix of brands, pack formats and customers; and
- improve efficiency and cost management in production and distribution.

Snack Foods

The Board intends to build upon Tayto's brand status in Ireland and its recent market share stabilisation and, in particular, to:

- maintain Tayto's share of the savoury snacks market through upgraded management processes and effective promotions;
- revitalise the Tayto brand over the medium term, including increased investment in direct brand marketing and refreshment of the portfolio; and
- improve operational performance through better manufacturing processes and rationalisation of its cost base. In October 2003, the Group reorganised Tayto's operations principally by outsourcing the manufacture and packaging of its low fat crisps and snack products to Largo Food Export Limited, realising a significant saving in production costs.

Building International Niche Brands

The Board intends to continue building its major international brands, through a strategy of focusing investment on specific brand/market combinations with identified growth potential. In particular, Carolans and Tullamore Dew are in the growth categories of cream liqueurs and Irish whiskey where the Group's strategy is to:

- develop and maintain Carolans' position as the alternative to Baileys with high quality packaging and taste, typically selling at a mid-price point. The brand will be relaunched in 2004 with a geographic focus on North America, which has good growth potential and is Carolans' largest market; and
- increase the direct brand marketing investment on Tullamore Dew to capitalise on the brand's strength, particularly in Northern, Central and Eastern Europe.

The Board believes that, with increased investment, Carolans and Tullamore Dew, which are well positioned in strongly growing sectors and which benefit from an effective route to market through Allied Domecq, are capable of significant growth.

Developing New Products

Historically, C&C has had a number of new product launch successes, including Carolans, Stag, Ritz, Tayto Low Fat Crisps and Magners. C&C continues to focus on new product development activity to introduce new brands, to refresh and broaden its current brand portfolio and generally to capitalise on consumers' willingness to try new products. New product innovation is expected to be a source of future growth opportunities.

In May 2003, the Group launched Bulmers Light to address increasing consumer interest in low carbohydrate products.

In August 2003, the Group launched a new isotonic sports drink, Club Energise, to exploit the growing sports drink category. Club Energise is endorsed by the Gaelic Players Association, an independent representative body established to campaign on behalf of and promote the welfare of senior playing members of the Gaelic Athletic Association, Ireland's largest sporting organisation.

The Board expects its product development activity to refresh the product portfolio and to promote incremental growth. The Board believes that the Group's comprehensive direct sales and distribution network for beverages and savoury snacks in Ireland assists in the launch of new products.

Acquiring New Brands

The Group has made many successful acquisitions including Tullamore Dew, Barbero (including the Frangelico brand), Irish Mist, Ballygowan and Findlaters. The Board intends to pursue international acquisitions selectively, primarily of niche spirits and liqueurs brands with growth potential and acquisitions in the long alcohol sector as appropriate. In Ireland, the Group will also seek to add strong brands and agency rights which could benefit by leveraging the Group's domestic distribution platform.

Managing Performance

The Group has commenced a series of operational improvement initiatives including outsourcing the manufacturing of certain of the Group's snacks lines within the snack foods business, developing an integrated national logistics organisation (involving depot closures and staff reductions) and consolidating distribution and administration within the wines and spirits business into its Clonmel premises. The Board expects to maintain its focus on continuous operational improvement.

In addition, the Group introduced an upgraded performance management, personal development and succession planning process to develop human resources within the Group.

OVERVIEW OF GROUP OPERATIONS

ALCOHOL DIVISION

The Alcohol Division comprises three businesses: cider, wines and spirits and wholesale. The cider business manufactures and distributes cider. The wines and spirits business is based on exclusive distribution appointments and the wholesale business is a packaged long alcohol and soft drinks distribution business. This division is the Group's most significant in terms of both turnover and EBITA, accounting in financial year 2004 for approximately 57 per cent. of both turnover and EBITA. This division operates in both Ireland and Northern Ireland and also exports cider primarily to Great Britain and the United States. On average, the Alcohol Division employed 623 employees during financial year 2004, primarily in Clonmel and Dublin.

Cider

Cider is the core product of the Alcohol Division, representing 50 per cent. of this division's turnover and 29 per cent. of the Group's turnover in financial year 2004. The business manufactures, markets and distributes cider and perry in Ireland and distributes and markets cider primarily in Northern Ireland, Great Britain and the United States. The Group has a strong position with approximately a 91 per cent. share of the cider market by volume in Ireland in 2003. The Group is particularly strong in the fragmented on-trade market where the Group had a 98 per cent. share of the cider market in Ireland in 2003 and a 65 per cent. on-trade cider market share in Northern Ireland in the same period.

Market

Approximately 560 million litres of long alcohol were consumed in Ireland in 2003, with a retail value of €3 billion (AC Nielsen, November/December 2003). Within the Irish long alcohol market, cider comprised 12 per cent. of the market by volume in 2003 with beer representing 88 per cent. The split of beer between ale, lager and stout was 8 per cent., 51 per cent. and 41 per cent. respectively (AC Nielsen, November/ December 2003).

Over the last 17 years, the Board believes that the Group has been substantially responsible for changing the image of cider from a cheap, high alcohol product associated with underage drinking and social issues to a premium category with broad appeal and export potential. The Group's success in repositioning Bulmers has led to a cider market with a very different profile to that in Great Britain, where cider is a higher alcohol, lower priced category with a greater weighting to off-trade sales.

The Board believes that the Group's efforts to reposition Bulmers as a premium long alcohol brand with broad appeal have been substantially responsible for the increase in the size of the Irish cider market. Key actions in the process of repositioning Bulmers to a premium position in the long alcohol market included emphasising the brand's core values of naturalness, tradition and heritage combined with high levels of media investment and a gradual reduction in the alcohol content. These actions were complemented by the Group's participation in the establishment of the Cider Industry Council to address related social issues, significant investment in the Bulmers brand as a premium, natural and traditional product and a gradual elimination of the traditional cider price discount to premium lagers. Other reasons for the growth in the Irish cider market are believed by the Board to include the shift in consumption from the traditional stout and ale segments to the lager and cider segments, the growing 20-44 year old age categories, the overall growth in Irish gross domestic product and increased consumer wealth.

Since January 2002, volumes in the long alcohol market have fallen in Ireland due principally, the Board believes, to price increases (which, in part, reflected the impact of an excise duty increase in December 2001 and once-off increases associated with the changeover to the euro in January 2002) and uncertainty in the general economic climate.

In December 2001, the Irish Government increased the duty on cider sales by approximately 87 per cent. which brought cider duty in line with that of beer. Long alcohol and cider sales in Ireland fell by volume in 2002 by 2 per cent. and 11 per cent. respectively, reflecting the excise duty increase, the uncertain economic climate and poor weather during the summer months, with sales of Bulmers falling by 8 per cent. by volume in 2002 (compared with 2001), but still outperforming the cider category. The Board believes that sales of Bulmers were particularly affected by the cider duty increase, approximately half of which was absorbed by the Group. This decision to absorb approximately half of the duty increase reduced EBITA for the Alcohol Division by approximately €12 million (equal to a 3.0 percentage points decline in EBITA margin) in financial year 2003. Approximately half of the duty increase was passed on to Bulmers' customers and ultimately this resulted in consumer prices for cider rising by 4 to 5 per cent. compared with other long alcohol products. The Board believes that this increase in the consumer price of cider also led to lower volumes and consequently lower profits.

In 2003, long alcohol sales by volume in Ireland remained weak, declining by a further 2 per cent. whilst cider sales grew by 1 per cent. Sales of Bulmers, however, outperformed the long alcohol market, increasing by 1 per cent. by volume in 2003 and reversing the short-term decline in the Group's long alcohol market share. The Board believes that the cider category in Ireland, led by Bulmers, will continue to benefit from an increasing consumer preference for cider and lager, albeit at a slower growth rate than in the 1990s. The Board intends to achieve further growth through maintaining investment in the Bulmers brand, which it believes will provide a basis for continued recruitment of consumers and increased consumer loyalty.

In Ireland, the on-trade is the primary channel for alcohol consumption. In 2003, 85 per cent. of Irish long alcohol volume was purchased through the on-trade. The Board estimates that within the on-trade no single purchasing group controls more than 20 of the approximately 8,500 pubs in Ireland. Accordingly, the Group's principal customer base is fragmented and is, in the main, supplied by manufacturers directly and by wholesalers, some of which are owned by manufacturers. The Group's leading brand, Bulmers, accounted for 95 per cent. of the Irish on-trade cider market in 2003, and other Group brands, including Ritz, accounted for 3 per cent.

The off-trade in Ireland, which in 2003 accounted for 15 per cent. of Irish long alcohol volume, is supplied predominantly by long alcohol manufacturers. The Group overall had a 66 per cent. share of the Irish off-trade cider market in 2003 and Bulmers accounted for 42 per cent. of this market in 2003.

On 29 March 2004, new regulations became effective which ban smoking in pubs and restaurants as part of a national ban on smoking in the workplace in Ireland. It is currently too early to determine the effect of the ban on alcohol consumption and sales volumes. Critics of the smoking ban, led by the hospitality and tobacco industries, maintain that the ban will have a detrimental effect on sales volumes in the hospitality industry in Ireland. A recent report commissioned by the Irish Office of Tobacco Control, undertaken by two independent economists from University College, Dublin and consisting of a review of market research undertaken by TNS mrbi, an independent market research company, and of international literature in the area, has concluded that the weight of evidence is that smoking bans have little or no effect, in aggregate, on sales in the hospitality sector (March 2004). The report cites an international review of the quality of studies on the economic effects of smoke-free policies on the hospitality industry which concluded that all of the best designed studies report no impact or a positive impact of smoke-free restaurant and bar laws on sales and employment (Scollo, Lal, Highland, Glantz; October 2002). Surveys carried out by TNS mrbi found that the number of people visiting bars for a drink would be broadly unaffected by the smoking ban, with 12 per cent. of those surveyed saying they will visit bars for a drink less often after the smoking ban compared to 13 per cent. who say they will visit more often (March 2004). According to the Irish Office of Tobacco Control, the percentage of the Irish population aged 15 years or more who smoke has fallen to 25 per cent. (March 2004).

The Board anticipates that the ban will reduce volumes in the on-trade, particularly in the period immediately following the introduction of the ban as consumer behaviour adjusts. However, it believes that the following factors will help mitigate the Group's exposure to the anticipated negative impact of the smoking ban on alcohol consumption and sales volumes:

- off-trade sales volumes are likely to be positively impacted by the smoking ban, if smokers elect to substitute visits to pubs and restaurants with consumption of alcohol in their homes;
- off-trade sales of Bulmers account for 29 per cent. of total Bulmers ex factory sales volume, as compared to the 15 per cent. of the long alcohol market which off-trade sales represent. Therefore, the potential impact on the Group's alcohol sales is likely to be less severe than the potential impact on alcohol sales in the overall market generally; and
- the hospitality industry is likely to undertake a number of initiatives aimed at mitigating the potential adverse effects of the smoking ban, such as the construction of heated and covered outdoor smoking areas, and increasing the frequency of visits by non-smokers, such as the promotion of the smoke-free environment in conjunction with food, drink and entertainment opportunities.

Group Brands

Bulmers: Bulmers is the leading brand in the Irish cider market with, in 2003, an overall 81 per cent. share of the Irish cider market. The brand holds a 95 per cent. market share of the on-trade and a 42 per cent. market share of the off-trade. Between 1990 and 2001, sales of Bulmers grew more than tenfold in volume. Sales declined by 8 per cent. in 2002 following the significant increase in cider duty and increased by 1 per cent. in 2003 against a continued decline in the long alcohol market in Ireland. Key actions in the process of repositioning Bulmers to a premium position in the long alcohol market included emphasising the brand's core values of tradition, heritage and naturalness combined with high levels of media investment and a gradual reduction in the alcohol content. The Group's continued investment in Bulmers is illustrated by its 17 per cent. share of advertising expenditure in the long alcohol market in 2003, which is substantially in excess of its 9.5 per cent. market share in 2003. Bulmers is sold in a number of product formats and sizes. The on-trade formats are draught, the pint bottle and the 330ml long-neck bottle. The principal off-trade format is the 500ml can.

In Ireland, the Group also owns and distributes a number of other cider brands, including Stag and Linden Village, and a carbonated perry drink, Ritz.

Magners: As the Group does not own the Bulmers brand outside Ireland, it launched Magners in 1999 principally in Northern Ireland and the United States. Magners is the international equivalent of Bulmers and has been positioned similarly with respect to the brand's core values. Magners has been particularly successful in Northern Ireland where it has achieved premium pricing in a low margin market. In 2003, Magners had a 65 per cent. cider on-trade market share in Northern Ireland and a 4 per cent. share of the total on-trade long alcohol market in Northern Ireland.

The Group undertook a test launch of Magners in Glasgow in summer 2003 which the Board considered to be encouraging and upon which it intends to build in the coming years. In addition, Magners is expanding to satisfy the demand created by Irish and British tourists in Continental Europe, particularly in Spain, Portugal and the Canary Islands. In the United States, the Group is focusing its efforts on the Eastern seaboard where there is a large Irish community.

The Magners brand is profitable for the Group despite a high initial marketing investment.

Manufacturing

Cider is manufactured from several apple varieties, which are sourced from a number of contract growers and suppliers, principally in Ireland and Northern Ireland. The Group owns approximately 200 acres of orchards in the vicinity of its cider manufacturing facilities at Clonmel, which supplied approximately 10 per cent. of the Group's apple requirements in 2003.

The cider manufacturing process involves washing the apples and then crushing them to produce apple juice. This juice is then fermented to an alcohol content of 10 to 11 per cent., which is stored and subsequently bottled at an approximate alcohol content of over 4 per cent.

Both Bulmers and Magners are manufactured and bottled at the Group's plant in Clonmel. Over the 5½ years to February 2004, the Group invested approximately €40 million to build a modern apple crushing, storage and bottling facility. The facility has storage capacity for over 30 million litres of cider juice representing nearly two years' supply. It also has two high-speed bottling lines, one high speed canning line and one kegging line and is currently operating at an annualised capacity utilisation of approximately 50 per cent.

Distribution

From the Clonmel plant, the Group sells draught cider directly to approximately 5,500 Irish on-trade customers which accounted for approximately 82 per cent. by total turnover of the on-trade market in Ireland in 2003. Bulmers draught cider is sold to the on-trade by the Group's own sales force and delivered under contract by Irish Rail, the national rail carrier in Ireland. The Group sells packaged cider to the on-trade through its wholesaling arm, another business within the Alcohol Division, and through other third-party wholesaling businesses. Packaged cider is sold to the off-trade through the Group's own sales force and third party wholesalers.

In Northern Ireland, Magners is imported and distributed by the Group through its licensed distribution network and through Interbrew for draught distribution under a contract which has an initial term that expires in August 2007. Magners is also exported by the Group to Great Britain, the United States and Continental Europe and distributed by a network of local distributors.

Wines and Spirits

The wines and spirits business principally comprises Grants of Ireland and Findlaters in Ireland and Hollywood & Donnelly in Northern Ireland, and represented 28 per cent. of the Alcohol Division's turnover and 16 per cent. of the Group's turnover in financial year 2004. The business markets and distributes owned and third party spirits, liqueurs and wine brands in Ireland and Northern Ireland. Approximately 20 per cent. and 13 per cent. respectively of the business' volumes consisted of Southcorp and Allied Domecq brands for financial year 2004. The Allied Domecq brands are distributed by the Group under exclusive distribution agreements.

In financial year 2004, the Group distributed approximately 750,000 cases of wine in Ireland which, the Board believes, makes the Group the leader in wine distribution in Ireland. The Irish wine market has demonstrated strong growth in recent years from 3.8 million nine-litre cases in 1999 to an estimated 5.1 million nine-litre cases in 2002 (Wine Development Board of Ireland, July 2003). Per capita consumption was amongst the lowest in Europe in 2002 at under three quarters of the UK level, which provides an opportunity for significant growth in the future. In addition, the Board believes that the Group is well positioned to take advantage of the current trend toward new world wines since it is the exclusive distributor in Ireland for many popular new world wines such as Penfolds, Rosemount, Lindemans, Montana, Sutter Home and Concha y Toro.

Selected brands distributed in Ireland by the Group include:

Wine

Antinori
Concha y Toro
Krug
Lindemans
Louis Jadot
Montana
Mumm
Penfolds
Rosemount
Sutter Home
Veuve Clicquot

Spirits and fortified wines

Beefeater
Canadian Club
Cockburn's
Courvoisier
Harvey's Bristol Cream
Malibu
Teacher's
Tia Maria

In the period from 1998 to 2002, the spirits market in Ireland grew at an annual compound rate of 7 per cent. by volume (Wine and Spirits Association, 1998 and 2002). In December 2002, the Irish Government increased the duty on spirits by 20 cent per standard measure (which represents an increase of approximately 42 per cent.), and sales of spirits in Ireland fell by approximately 20 per cent. by volume in 2003. As the Group only receives distributors' margins in relation to its activities in the Irish spirits market, the fall in volume in the Irish spirits market in 2003 has had a limited impact on the Group's profits in financial year 2004.

The agreements with Allied Domecq relating to the distribution of their products in Ireland and Northern Ireland expire in 2006 but are subject to earlier termination for breach or in the event of a change of control of the distributor, Cantrell & Cochrane Group Limited or C&C Holdings. The Board believes that it is likely that these distribution agreements with Allied Domecq will be renewed in 2006.

The Group distributes wines, liqueurs and spirits to both the on-trade and off-trade from its operations at Clonmel and Dublin (for Ireland) and from its base in Belfast (for Northern Ireland). The primary means of distribution is by direct sales to major customers, principally hotels, restaurants and off-licences, and through cash and carry outlets and wholesalers.

Wholesale

In Ireland, the Group wholesales owned and third party brand long alcohol and non-alcohol beverages on a non-exclusive basis primarily to the on-trade in which it has approximately 4,500 customers. The business represented 22 per cent. of the division's turnover and 12 per cent. of the Group's turnover in financial year 2004. The Board believes that the Group is, by volume, the second largest wholesaler of beverages to the licensed trade in Ireland and the joint third largest wholesaler in Northern Ireland. The wholesale business supports the Group's efforts in distributing to the on-trade, providing an important route to market for the combined portfolio of brands.

The Group's wholesale operations comprise eight depots in Ireland and two depots in Northern Ireland. The business is focused on supporting the Group's brands, which account for approximately 70 per cent. of the Wholesale business' volumes in Ireland. In particular, the Wholesale business has been important to the introduction of Coors Brewers' brands on an agency basis into Northern Ireland and the introduction of the WKD pre-mixed spirits brand in Ireland on an agency basis, by providing comprehensive access to market in Ireland.

INTERNATIONAL SPIRITS AND LIQUEURS DIVISION

The International Spirits and Liqueurs Division manufactures and markets a range of spirits and liqueurs sold through distributors in international markets. The Group's strategy for growth of this division has been to make selective acquisitions and focus on brand management and brand building in international markets. In financial year 2004, this division accounted for 10 per cent. and 20 per cent. of the Group's turnover and EBITA respectively (excluding the trading results of Barbero). The Group's spirits and liqueurs brands include Carolans, Tullamore Dew, Frangelico and Irish Mist. The International Spirits and Liqueurs Division employed an average of 21 employees in sales, marketing and administration in financial year 2004. The Division is based in Dublin but has three regional sales directors based in the United States, one in Italy and one in Spain.

Group Brands

Carolans: In 2002, Carolans was the number two brand worldwide in cream liqueurs behind Baileys. In financial year 2004, the Group sold 623,000 nine-litre cases of Carolans worldwide. The cream liqueurs category has grown significantly in recent years to a volume which the Board believes was approximately 10 million nine-litre cases in 2002. The Group seeks to position Carolans as the alternative to Baileys, typically selling at a lower price. Its principal markets are North America and the United Kingdom. The Board intends to continue building on its strong Carolans brand by relaunching the brand in 2004 with a geographic focus on North America. Carolans is manufactured under contract from a mixture of fresh cream, whiskey, other spirits and honey, and is bottled at the Group's plant at Clonmel.

Tullamore Dew: In 2002, Tullamore Dew was the number three brand internationally in the Irish whiskey category based on volume. The Irish whiskey category has grown significantly in recent years. Tullamore Dew has a strong market position within its principal geographic markets of Germany, the United States, Scandinavia and Central and Eastern Europe. Since the acquisition of the brand from Irish Distillers Limited in 1994, the Group has more than doubled sales from 134,000 nine-litre cases in 1994 to 312,000 nine-litre cases in financial year 2004. The Board intends to continue building on the Tullamore Dew brand through a strategy of focusing investment on existing markets with identified growth potential. Irish Distillers Limited distills Tullamore Dew for the Group under a long-term contract. With effect from summer 2004, the Group will take over the bottling of Tullamore Dew from Irish Distillers Limited following the decision by the Group to bring this function in-house. Further details of the arrangements with Irish Distillers Limited are described below.

Frangelico: Frangelico is a hazelnut liqueur which the Group sells primarily in the United States, Spain and Australia. In financial year 2004, the Group sold 317,000 nine-litre cases of Frangelico worldwide. Frangelico is manufactured and bottled in, and distributed from, Canale, Italy, on the Group's behalf by Barbero which was sold by the Group to Davide Campari-Milano S.p.A. in December 2003 (see paragraph 12.4 under the heading "Material Contracts" in Part 7 of this document). The manufacturing and bottling agreement expires in December 2008 although it may be terminated by the Group at any time after January 2005.

Irish Mist: Irish Mist sold approximately 52,000 nine-litre cases in financial year 2004 in its principal markets of the United States and duty-free. It is a liqueur manufactured at the Group's plant in Clonmel from a blend of whiskey, spirits and honey.

Distribution

The principal distributors of the Group's alcoholic brands outside Ireland are members or associates of the Allied Domecq group of companies. C&C has entered into an exclusive distribution agreement with a member of the Allied Domecq network in each relevant territory in respect of one or more of the Group's products. The duration of the appointments varies by product. All appointments for Tullamore Dew expire in January 2009 and appointments for other products expire in January 2006. In financial year 2004, approximately 74 per cent. of the International Spirits and Liqueurs Division's brands by volume were distributed through this network. Whilst the Board believes that these agreements will be renewed in the normal course on similar terms, the Board believes that a number of other parties would also be willing to engage in distribution agreements with the Group on similar terms.

In addition, the Group has a long term agreement with William Grant & Sons Inc. for the distribution of Frangelico in the United States which expires in 2082.

Arrangements with Irish Distillers Limited

Tullamore Dew is manufactured on behalf of the Group by Irish Distillers Limited under an agreement terminable by either party on ten years' prior written notice. Under arrangements agreed at the time of the acquisition of the Tullamore Dew brand, Irish Distillers Limited has a right of first refusal in the event of a sale by the Group of the Tullamore Dew brand before March 2009.

SOFT DRINKS AND SNACKS DIVISION

The Soft Drinks and Snacks Division comprises two businesses: beverages and snack foods. This division of the Group accounted for 33 per cent. of turnover and 23 per cent. of EBITA in financial year 2004 and on average employed 1,197 employees during financial year 2004, primarily in Dublin, Cork, Newcastle West and Belfast.

Beverages

The Group had a 30 per cent. share in the soft drink and bottled water market in Ireland in 2003 with four of the top five non-alcohol brands by volume. This part of the division manufactures and distributes a range of carbonated soft drinks, sports drinks, bottled water and cordial brands such as Club, 7UP, Pepsi, Ballygowan and MiWadi throughout Ireland and Northern Ireland. It also distributes Ballygowan bottled water in Great Britain on a limited basis. Of total volumes in financial year 2004 of 266 million litres for this part of the division, approximately 52 per cent. was derived from brands owned by the Group. The majority of the balance was derived from brands distributed under licence from PepsiCo, Inc. and Seven-Up International.

Soft Drinks Market

Approximately 675 million litres of soft drinks (excluding water) were consumed in Ireland in 2003. Within the Irish carbonated soft drinks segment, which accounted for 66 per cent. of the total soft drinks market, cola products had a 46 per cent. market share in 2003, followed by lemon/lime flavours with 22 per cent. and orange flavours with 16 per cent.

Ireland has a high per capita consumption of carbonated soft drinks relative to other EU countries. The market for carbonated soft drinks grew at a compound annual growth rate of 7 per cent. by volume over the four-year period to 31 December 2001, before declining 1 per cent. in 2002 and 5 per cent. in 2003, partly due to the economic slowdown and changing consumer preferences. The Board believes that the market for soft drinks will continue to exhibit volume growth in emerging categories such as sports and energy drinks at the expense of carbonated soft drinks.

C&C's strategy is to maintain its leading market position through effective use of the Group's comprehensive sales and distribution network, supported by consistent brand building, media investment and further investment in chiller cabinets to drive product availability. The Group intends to improve EBITA margin by promoting a more profitable mix of brands, pack formats and customers.

The Irish soft drinks market comprises three principal distribution channels: grocery, licensed trade and food service outlets. Grocery stores accounted for 85 per cent. of all soft drinks sales in 2003. Within the grocery channel, the Group was a close number two to Coca-Cola Hellenic Bottling Company SA in Ireland in carbonated soft drinks (excluding energy drinks), accounting for approximately 41 per cent. of volumes (AC Nielsen, December 2003/January 2004). In 2003, the Group distributed the number two carbonated soft drinks brand, 7UP, and the number three carbonated soft drinks brand, Club, in Ireland.

Bottled Water Market

Ireland consumed 125 million litres of bottled water in 2003. The bottled water market (excluding dispenser water) in Ireland has grown at an annualised rate of approximately 16 per cent. per annum by volume between 1994 and 2003. The Group had a 44 per cent. share of the bottled water market in Ireland in 2003 through its market leading Ballygowan brand and its distribution of the Volvic and Evian brands for Danone.

The Board believes that significant opportunities for further growth exist due to the low per capita consumption of bottled water in Ireland relative to many other countries in Western Europe and through the Group's focus on increasing sales of higher margin impulse packs and dispenser units. Per capita consumption of bottled water in Ireland was relatively low in 2003 at 26 litres per capita, compared to the Western European average of 107 litres per capita.

The Board believes that the Group has been instrumental in the growth in the bottled water market in Ireland as a result of its marketing of the Ballygowan brand, the use of its distribution network to increase the availability of bottled water and the investment in chiller cabinets.

The strategy for the Group is to achieve further growth in higher margin impulse packs through investment in chiller cabinets, and promotions in the grocery market where the Group had a 49 per cent. market share in 2003 (AC Nielsen, December 2003/January 2004). The Group also intends to develop its separate bulk dispenser business which targets commercial customers.

Group Brands

Club: Club is the Group's flagship soft drinks brand. The Group seeks to position Club Orange as the best-tasting orange carbonate in Ireland. Club Orange was the market leader in 2003 in Ireland in the orange flavoured carbonated soft drinks segment with a 37 per cent. market share.

Club is also the brand name for the Group's mixer range where it was the number two brand in the 4oz mixer segment in Ireland with a 31 per cent. market share in 2003 (AC Nielsen, February 2004). The Group introduced Club Energise, an isotonic sports drink, in August 2003 adopting the "Club" brand. Club Energise had achieved 16 per cent. of the grocery market share of the sports drink category within 5 months of its launch (AC Nielsen, December 2003/January 2004, Bi-monthly data).

Ballygowan: Ballygowan had a 34 per cent. share of the bottled water market in Ireland in 2003 and approximately 55 per cent. of the Irish on-trade market by volume in 2003 . The introduction of the one-litre sports bottle, Bsports, helped the Group to achieve an 80 per cent. share of this growing segment of the bottled water market in 2003 (Beverage Council of Ireland, December 2003).

Britvic Juices: Britvic was the leading brand in the single-serve fruit juices category in the on-trade in Ireland in 2003 with approximately a 52 per cent. market share (AC Nielsen, February 2004). The Group owns the rights to the brand Britvic in Ireland only and licences the brand in Northern Ireland.

MiWadi: MiWadi was the leading brand in the Irish squash and cordials drinks segment with approximately a 37 per cent. market share in 2003.

Other brands owned by the Group include Cidona, a carbonated apple brand, and TK, a carbonated soft drinks brand.

Third Party Brands

The Group also distributes 7UP and Pepsi in Ireland and Northern Ireland under arrangements with Seven-Up International and PepsiCo, Inc. The relevant distribution agreements are described below under "Arrangements with PepsiCo, Inc. and Seven-Up International".

7UP: 7UP was the leading brand in Ireland in 2003 in the lemon/lime flavoured carbonated soft drinks segment with a 75 per cent. market share and the number two brand in the overall carbonated soft drinks category in Ireland in 2003 with approximately a 16 per cent. market share.

Pepsi: Pepsi was the number two brand in Ireland in 2003 in the cola flavoured carbonated soft drinks segment with approximately a 7 per cent. market share.

In financial year 2004, 7UP and Pepsi volumes represented approximately 43 per cent. of the Group's soft drinks and water volumes, with Club and Ballygowan representing the majority of the remaining volume.

The Group also distributes the Volvic and Evian brands of bottled water in Ireland for Danone.

Manufacturing

The Group has its own soft drinks manufacturing operations at facilities in Dublin and Cork with a total of six production lines. Carbonated soft drinks are manufactured by purifying and filtering water, mixing with a concentrate and sweetener, carbonating and then filling into disposable cans, plastic bottles or returnable glass containers on automated bottling lines. The Group manufactures Pepsi and 7UP using concentrate purchased from PepsiCo, Inc. and Seven-Up International.

Ballygowan is bottled at source at Newcastle West in Limerick. It is produced from five production wells and bottled through three bottling lines in a process which seeks to ensure that the finished product is of the highest standard of purity. The underground aquifer produces 205 million litres of water per annum, more than three times the Group's current water requirement. Ballygowan is produced in still, sparkling and flavoured varieties.

Distribution

Soft drinks and bottled water are distributed to the licensed trade through the Group's wholesale operations and through other third party wholesalers. In 2003, approximately 55 per cent. of the Group's on-trade soft drink volume (including bottled water) in Ireland was distributed through its own wholesale operations. The wholesale division distributes directly to approximately 6,000 licensed on-trade accounts throughout Ireland and Northern Ireland.

In the grocery trade in Ireland, the Group sells directly to approximately 5,000 customers. In Northern Ireland, the Group sells to approximately 1,400 grocery accounts.

In Northern Ireland, the Group distributes Ballygowan to the licensed trade through a subsidiary of Guinness and, in Great Britain, the Group distributes Ballygowan selectively to the grocery trade both directly and through a small number of third parties.

Arrangements with PepsiCo, Inc. and Seven-Up International

The Group has had a long relationship with PepsiCo, Inc. and has distributed the Pepsi brand since 1971. The Group bottles, sells and distributes Pepsi and 7UP carbonated soft drink beverages in Ireland and Northern Ireland under arrangements with PepsiCo, Inc. and Seven-Up International which comprise exclusive bottling appointments, concentrate price and marketing agreements and co-operative advertising and marketing agreements.

Collectively, the agreements contain defined investment commitments which the Group must meet as to numbers of sales force, outlet coverage, branded sales equipment, minimum advertising and marketing expenditure and performance targets as to market share, sales volumes and distribution. The appointor also has obligations with respect to the maintenance of consumer preferences for its products. The concentrate price and marketing agreements contain provisions for periodic review of the Group's investment and other commitments set out in those agreements based upon updated assessments of business requirements.

The agreements entitle the appointor to terminate the arrangements in a range of circumstances including in the event of a failure to meet investment commitments, failure to use best endeavours to reach market share, sales volume and distribution targets and for other breaches. Each exclusive bottling appointment may also be terminated in the event that any competitor of Pepsi or 7UP acquires either directly or indirectly 10 per cent. or more of the issued share capital of the relevant C&C company or its direct or indirect parent or the ability to appoint a director or to acquire any other rights of management or control of the relevant C&C company or its direct or indirect parent. There is provision for the payment of substantial liquidated damages to the appointor and for the imposition on the Group of two year post termination restrictions on the bottling, sale and distribution of competing products in the event that the exclusive bottling appointments are terminated by reason of a change of control. All of the Group's exclusive bottling agreements relating to 7UP and Pepsi are interconditional so that a termination of one may lead to a termination of the others.

Snack Foods

The Snack Foods business comprises Tayto Limited, which the Group acquired in 1999. Tayto Limited operates in Ireland where it manufactures, markets and distributes crisps and snacks.

Tayto was the leading producer of savoury snacks in Ireland in 2003 with a 40 per cent. share of the savoury snacks market by weight. Tayto is particularly strong in the crisps category where the Group sells two of the top five selling Irish crisp brands, Tayto and King. Tayto has a unique brand heritage; the Board believes that Tayto was the original inventor of the cheese and onion flavour. The Group also sells a number of corn and potato snack brands including Tayto Chipsticks, Tayto Snax, Tayto Waffles, Tayto Low Fat Crisps and King Lite (a recently introduced low fat crisp).

Ireland consumed approximately 16,250 tonnes of savoury snacks in 2003 with a retail market value of €196 million. The crisps category is the largest constituent of this market, accounting for 65 per cent. of the total savoury snacks market by weight in 2003. The launch of the Walkers brand in Ireland in 2000 resulted in growth in the Irish savoury snacks market up to 2002, the majority of which was captured by Walkers. From 2000 to 2002, Walkers gained 14 per cent. of the Irish savoury snacks market by weight while over this period the Group's share of this market by weight fell from 52 per cent. to 41 per cent. The Irish savoury snacks market by weight fell 6 per cent. in 2003 primarily, the Board believes, due to the economic slowdown and changing consumer preferences. The Group's share of the Irish savoury snacks market by weight has fallen to 40 per cent. in 2003 and Walkers' has risen to 16 per cent. although the Group's share of this market has stabilised since spring 2003.

Tayto has a facility in Dublin for the manufacture and packaging of its standard crisp products, a warehouse and distribution centre at another location in Dublin and seven regional depots. Largo Foods Exports Limited manufactures and packages low fat crisps and the Group's snack products on behalf of the Group. The primary sales channel for crisps and snacks is through grocery retailers, which are served by a direct sales force.

The Group's strategy for Tayto is to build upon its brand status in Ireland and its recent market share stabilisation and, in particular, to:

- maintain Tayto's share of the savoury snacks market through upgraded management processes and effective promotions;
- revitalise the Tayto brand over the medium term, including increased investment in direct brand marketing and refreshment of the portfolio; and
- improve operational performance through better manufacturing processes and rationalisation of its cost base. In October 2003, the Group reorganised Tayto's operations principally by outsourcing the manufacture and packaging of its low fat crisps and snack products to Largo Food Export Limited, realising a significant saving in production costs. The agreement with Largo is for an initial term expiring on 28 February 2007.

FACILITIES

The Group has production and primary distribution facilities at six locations in Ireland, namely two in each of Clonmel (cider and spirits/liqueurs) and Dublin (soft drinks and savoury snacks) and one in each of Newcastle West (bottled water) and Cork (soft drinks). Combined, these facilities produced approximately 337 million litres of beverages and 5 million kilograms of savoury snacks in financial year 2004.

In addition to these production and primary distribution facilities, the Group has a secondary distribution network, which covers the majority of Ireland and Northern Ireland. This network consists of thirteen wholesale depots for all of the Group's owned and third party beverage brands, the Grants and Findlaters wine and spirits distribution facilities located in Clonmel and seven regional Tayto distribution sites located around Ireland. Overall, the Group has distribution capabilities throughout Ireland and Northern Ireland across its range of products and brands. The Board believes that this capability makes the Group one of the largest beverage distributors across Ireland and Northern Ireland.

MANUFACTURING AND QUALITY CONTROL

The Group seeks to achieve high standards of production and operational quality with regard to the products and services which it offers its customers and consumers. To achieve this goal, the Group employs considerable resources in manpower, equipment and management systems, which are regularly monitored to ensure adoption of best industry practices and technological developments.

The Group's commitment to achieving and maintaining high standards of production and operational quality is evidenced by the Group-wide policy of attaining ISO 9002 and other international standards throughout the Group's business units. In addition, PepsiCo, Inc. conducts regular audits of production and infrastructure quality standards at each location where its products are manufactured under licence.

New European regulations regarding product traceability will become effective from 1 January 2005. These new regulations will require participants in the food industry to implement revised procedures to enable the tracing of all food (including beverages) and ingredients incorporated into food through all stages of production, processing and distribution. The new regulations will also require that food placed on the market is adequately labelled to facilitate its traceability. The Group has introduced new systems which allow it to identify any person from whom the Group has been supplied with a food ingredient. The Group is taking steps to implement those further measures it will need to take to upgrade its existing practices to comply with the new regulations. The Board expects to incur capital expenditure of approximately €1.5 million in financial year 2005 in upgrading its systems and procedures to comply with the new regulations.

ENVIRONMENTAL MANAGEMENT

The Group seeks to achieve high standards of environmental practice. The Group monitors environmental developments and seeks to take appropriate action including committing appropriate levels of capital expenditure where required. The Group has adopted the ISO 14001 Standard for Environmental Management and is working towards certification in all of its key production and bottling plants in Ireland and Northern Ireland, with the Newcastle West, Cork and Clonmel sites already accredited. The Group's operations at Clonmel are operated under separate Integrated Pollution Control licences from the Irish Environmental Protection Agency. In financial year 2003, the Group spent €1.7 million upgrading the Clonmel effluent treatment plant, which was required as a consequence of higher production levels. While the Group has a programme of continued improvement, no other specific major capital expenditure is currently expected, but further investment may be required as a result of new legislation or increased production at the Group's facilities.

The Group is committed to ensuring that its employees are appropriately protected from health and safety risks associated with its operations. It pursues a policy of monitoring noise levels and ensuring that proper personal protective equipment is used.

ADMINISTRATION

The Group's policy is to encourage performance accountability at business unit level, which allows the Group to maintain a small and efficient head office function. Each of the Group's businesses has a functional structure which the Board believes is appropriate to its size and scope of operations and which facilitates the decentralisation of accountability for business unit performance. The head office function focuses on strategy, financial control, human resources, operations co-ordination and secretarial.

The Group's finance function is responsible for Group financial control, treasury management and statutory financial reporting. The Group's principal financial controls include the preparation of detailed budgets for each business unit and the monitoring of performance against such budgets through the production of monthly management accounts. The Group's finance function also controls the authorisation of capital expenditure items. Each material business unit has its own accounting function which is responsible for maintaining all financial records for that business unit and for reporting financial performance to the Group's finance function on a timely basis.

The Group's treasury management function manages the financial requirements and risks of the Group in accordance with policies determined by the Board. These include interest rate, foreign exchange, liquidity and funding requirements. The policies adopted by the Board include the use of certain derivative financial instruments (including forward contracts, swaps and options) to manage the Group's exposure to adverse fluctuations in currency exchange rates and interest rates. The Group does not use derivative financial instruments for speculative purposes.

TRADEMARKS

The Group owns or is licensed to use the trademarks used in its business. The Board believes that the Group's brands and trademarks are of great strategic importance to its business. Accordingly, the Group strives to protect its brands and trademarks, including, where appropriate, taking action in respect of suspected infringements and seeking to register trademarks in countries in which the Group may trade in the future.

COMPETITION AND ANTITRUST LAW

The Group is subject to the competition laws of the EU and its member states (including Ireland and the United Kingdom) and those of other countries in which it operates. Broadly speaking, EU competition rules prohibit (1) agreements or arrangements that may adversely affect trade between member states of the EU and which may have the object or effect of preventing, restricting or distorting competition within the EU and (2) abuse of a dominant position within the EU or a significant part of it insofar as it may affect trade between member states. These principles are substantially replicated in domestic Irish competition law which, broadly speaking, prohibits anti-competitive arrangements among businesses and prohibits the abuse of a dominant position in Ireland or in a substantial part of Ireland.

An aggrieved person may sue for breach of EU competition law in the courts of the member states and/or apply to the European Commission for an order to terminate the breach of competition law. The European Commission may also impose fines and daily penalties on businesses and the courts of the member states may award damages and other remedies (such as an injunction) in appropriate circumstances.

The Irish rules are enforced either by public enforcement (primarily by the Competition Authority which has the power to enforce both the Irish and EU legislation by the institution of civil or criminal proceedings in the Irish courts) or by private actions in the Irish courts. In the case of civil proceedings for an abuse of a dominant position, Irish courts may make an order requiring that the dominant position be discontinued unless specified conditions are complied with or an order requiring the adjustment of a dominant position (for example, by the sale of assets).

Criminal prosecution under the Irish rules may be by way of summary prosecution (the maximum penalty being a fine of €3,000) or by indictment. Under the Competition Act 2002, an undertaking found to have entered into an anti-competitive agreement or concerted practice or abused its dominant position may be convicted on indictment to a fine not exceeding the greater of (a) €4,000,000 or (b) 10 per cent. of the turnover of the undertaking in its most recent financial year. There is also a maximum term of five years imprisonment for individuals who are found to have committed serious cartel offences such as price-fixing, limiting output and sales or market sharing. Proceedings under Irish competition law have been brought against C&C (Wholesale) Limited in relation to the period from 1993 to December 1997 (see "Risk Factors-Risks Relating to the Market-Competition law").

CAPITAL RESTRUCTURING

At the time of the leveraged buy-out in 1999, C&C Holdings became the holding company of the Group. On 14 June 2002, C&C International became the holding company of the Group by acquiring C&C Holdings by way of a share for share exchange.

On 30 April 2004, the Company became the new holding company of the Group by acquiring C&C International by way of a share for share exchange.

The purpose of this was to put in place a capital structure for the Global Offer which would allow shareholders in the Company to realise part of their shareholdings for cash raised in the Global Offer but without such shareholders selling shares in the Company directly to investors in the Global Offer.

The restructuring on 30 April 2004 took place pursuant to a share exchange agreement and resulted in the previous shareholders of C&C International holding the same number and class of shares in the Company as they previously held in C&C International. Under the terms of the share exchange agreement, a further 39,754,831 Ordinary Shares and a further 246,673,850 Institutional Ordinary Shares were allotted, conditional on Admission, on 13 May 2004 to such shareholders of the Company, in order to reflect the appropriate value, at the Offer Price per Ordinary Share, of their interests in the Company.

By a Board resolution dated 13 May 2004, it was resolved following determination of the Offer Price that 19,414,984 Ordinary Shares and 156,585,016 Institutional Ordinary Shares be converted, conditional on Admission, into Redeemable Shares and 1,560,391 Ordinary Shares and 15,798,532 Institutional Ordinary Shares be converted, conditional on Admission, into Overallotment Redeemable Shares. The Company is obliged to redeem the Redeemable Shares upon Admission out of the proceeds of the Global Offer, at a redemption price per share equal to the Offer Price. The Company will not retain any proceeds of the Global Offer.

In the event that the Joint Global Co-Ordinators exercise the Overallotment Option requiring the Company to issue further Ordinary Shares, the Company will use the net proceeds received by it from the issue of Ordinary Shares under the Overallotment Option to redeem Overallotment Redeemable Shares held by the Institutional Investors at a redemption price per share equal to the Offer Price. To the extent that the Overallotment Redeemable Shares are not redeemed, they will convert into Ordinary Shares at the end of the Overallotment Period.

Further details of the capital restructuring are set out in paragraph 11 entitled "Capital Restructuring" of Part 7 of this document.

PART 2: CORPORATE INFORMATION

DIRECTORS AND MANAGEMENT OF THE GROUP

Details of the Company's Directors and the senior management are set out below.

BOARD OF DIRECTORS

The Directors of the Company are:

Name	Age	Years in Group	Position
Tony O'Brien	67	33	Non-executive Group Chairman
Maurice Pratt	48	2	Chief Executive Officer
Brendan Dwan	57	28	Group Finance Director
Brendan McGuinness	59	32	Managing Director, Alcohol
James Muldowney	40	3	Strategy and Development Director
John Burgess	53	5	Non-executive Director
Liam FitzGerald	39	—	Non-executive Director
John Hogan	63	—	Non-executive Director
Richard Holroyd	57	—	Non-executive Director
Philip Lynch	57	—	Non-executive Director
Breege O'Donoghue	59	—	Non-executive Director

Tony O'Brien (FCMA, FCIS) was appointed Group Chairman in January 2002. He was Chief Executive of the Group for the previous 21 years. He is a non-executive director of CRH plc and is currently its senior independent director. He is also a former chairman of the Anglo Irish Bank Corporation plc and a past president of the Irish Business and Employers Confederation.

Maurice Pratt was appointed Chief Executive Officer in January 2002. He joined the Group from Tesco (Ireland) where he had been managing director since 1996. He had previously been group marketing director with responsibility for all commercial functions. Currently he is President of the Irish Business and Employers Confederation, a council member of the Dublin Chamber of Commerce and the Irish Management Institute, a non-executive director of eircom Group plc, Repak Limited and Uniphar plc. He is a fellow of the Marketing Institute of Ireland.

Brendan Dwan (BComm, MBS, FCA) was appointed Chief Financial Officer in 1980 and Group Finance Director in 1999. He is responsible for finance, treasury and information technology. Prior to this, he worked as a chartered accountant for Price Waterhouse until he joined the Group in 1975 as a management accountant.

Brendan McGuinness (BSc, Econ) was appointed Managing Director of the Alcohol Division in 1976. Prior to this, he was a marketing manager with Gallaher Cigarettes before joining the Group in 1971 as Marketing Manager. He is a fellow of the Marketing Institute of Ireland.

James Muldowney (BComm, MBA) joined the Group in 2000 as Strategy and Development Director. Prior to this, he was business development manager for 4 years with General Electric Company in the United States and before that was senior engagement manager with McKinsey & Co, Inc in London and Dublin for 7 years.

John Burgess (MA, MBA) was appointed as a non-executive Director of the Group in January 1999 following the leveraged buy-out of the Group by funds advised by BC Partners. He joined BC Partners in 1986 as one of the founding partners. Previously he worked at Candover Investments and was an executive director of F&C Ventures and also worked with the Boston Consulting Group in Paris.

Liam FitzGerald (BComm, MBS) was appointed as a non-executive Director of the Group on 30 April 2004. He has been a director of United Drug plc since 1996 and has served as chief executive since 2000. Prior to this, he held senior marketing positions with Dimension Marketing Limited for three years and Jefferson Smurfit Group plc for three years and is a past chairman of the Marketing Society.

John Hogan (FCA, BComm) was appointed as a non-executive Director of the Group on 30 April 2004. He was formerly managing partner of Ernst & Young in Ireland between 1994 and 2000 and was a member of their global board. Before being appointed managing partner he had been with Ernst & Young and its predecessor firms for 27 years. He is currently a non-executive director of Abbey plc, Leopold Joseph Umbrella Funds plc and the Irish Payments Services Organisation Limited and is chairman of Sentient Solutions Limited.

Richard Holroyd (MA, MBA) was appointed as a non-executive Director of the Group on 30 April 2004. He is currently non-executive director of Otto Weibel AG in Switzerland. He is a non-executive director of ABRO (a Ministry of Defence trading fund) and is a Member of the United Kingdom Competition Commission. He was previously the managing director of Colmans of Norwich between 1991 and 1995, European director with Reckitt & Colman plc between 1988 and 1991 and has been head of the global marketing futures department of Shell International between 1996 and 2001.

Philip Lynch was appointed as a non-executive Director of the Group on 30 April 2004. He was appointed chairman of IAWS Group plc in October 2003, having been chief executive for the previous 20 years. He is chairman of An Bord Bia and a non-executive director of Heiton Group plc, Irish Life & Permanent plc and FBD Holdings plc.

Breege O'Donoghue (BComm, CCIPD) was appointed as a non-executive Director of the Group on 30 April 2004. She has been an executive director of Penneys/Primark retail stores in Ireland and UK since 1988, with responsibility for human resources, advertising and security. She is a member of the board of governors of the National University of Ireland, Maynooth, and was recently appointed a member of the Labour Relations Commission. She was previously a director of An Post and Aer Rianta.

SENIOR MANAGEMENT

The Group's senior management team is as follows:

Name	Age	Years in Group	Position
Maurice Pratt	48	2	Chief Executive Officer
Brendan Dwan	57	28	Group Finance Director
Brendan McGuinness	59	32	Managing Director, Alcohol
James Muldowney	40	3	Strategy and Development Director
Jim Bradley	63	25	Group Operations/Commercial Affairs Director
Ultan Courtney	46	2	Human Resources Director
Des Drumm	54	29	Managing Director, Wholesale
Colin Gordon	42	15	Managing Director, Soft Drinks
John Keogh	42	13	Managing Director, Snack Foods
Noreen O'Kelly	41	2	Company Secretary
Brian Walsh	57	18	Managing Director, International

Jim Bradley (BSc, MSc, MSIE, MCIPD) was appointed Group Operations/Commercial Affairs Director in 1992. He joined the Group in 1979 as Production Manager and was Managing Director of the Group's soft drinks division until his current appointment. Prior to joining the Group, he was head of manufacturing with Raybestos and previously worked for Cadbury (Irl) Ltd. He is responsible for the co-ordination of the Group's purchasing, manufacturing and logistics activities.

Ultan Courtney (BA, MA, Dip.Emp.Law) joined the Group in October 2001 as Group Human Resources Director with responsibility for Group-wide human resource policies and strategy, performance and management training. He joined the Group from Superquinn Limited where he was head of industrial relations and training. He previously worked as assistant director of the human resources division of the Irish Business and Employers Confederation.

Des Drumm (BA) was appointed Managing Director of the Group's Wholesale division in 1997. He joined the Group in 1974 and was previously Managing Director of the Group's wine, spirits and liqueur distribution business, Grants of Ireland.

Colin Gordon (BBS, MBS) was appointed Managing Director of the beverages business comprised in the Group's Soft Drinks and Snacks Division in 1997. He joined the Group in 1989 as Marketing Director of the Group's Alcohol Division and was appointed Managing Director of the Group's Wholesale operations in 1994. Prior to this, he was marketing manager with Player Wills, a cigarette manufacturer.

John Keogh (BAgSc) was appointed Managing Director of the snack foods business comprised in the Group's Soft Drinks and Snacks Division in January 2002. He joined the Group in 1991 as Product Group Manager in the Alcohol Division. He became Marketing Director of the Alcohol Division in 1994. Prior to joining the Group, he worked for Tactics Ltd and Coopers Animal Health.

Noreen O'Kelly (BA, FCA) joined the Group as Group Secretary in February 2002. She previously worked for Independent News & Media PLC where she was company secretary for 4 years, and before that had been head of group treasury for 2 years.

Brian Walsh (BA, MBA) was appointed Managing Director of the Group's International Spirits and Liqueurs Division in 1992. He joined the Group in 1985 as Group Marketing Director. He was previously sales director with Levi Strauss in Ireland and the United Kingdom and he was also marketing manager with Unilever Foods in Ireland.

CORPORATE GOVERNANCE

Upon completion of the Global Offer, the Board will consist of the non-executive Group Chairman, five independent non-executive Directors, one non-executive Director representing a significant shareholder and four executive Directors. Philip Lynch has been nominated as the senior independent director.

John Burgess represents CIE Management II Limited which is the general partner of the limited partnership funds advised by BC Partners that led the leveraged buy-out of C&C in 1999. Following Admission, on the basis of the Assumptions, CIE Management II Limited will have an aggregate holding of 57,608,769 Ordinary Shares (being 17.9 per cent. of the Company's issued ordinary share capital).

The Board has established an audit committee, a remuneration committee and a nomination committee. The audit committee is chaired by John Hogan and its other members are Breege O'Donoghue and Richard Holroyd. The audit committee, which will meet not less than four times a year, will have responsibility for, amongst other things, the planning and review of the Group's interim and annual financial statements. It will oversee the Group's relationship with its external auditors and review the effectiveness of the external audit process. The committee will focus particularly on compliance with legal requirements, accounting standards and the rules of the Irish Stock Exchange and the UK Listing Authority. It will have responsibility for reviewing the effectiveness of the Group's system of internal controls and risk management systems. The ultimate responsibility for reviewing and approving the interim and annual financial statements remains with the Board.

The remuneration committee is chaired by Philip Lynch and its other members are Liam Fitzgerald and Richard Holroyd. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations to the Board on the Group's policy on the remuneration of senior management, for the determination, within agreed terms of reference, of specific remuneration packages for each of the executive Directors, senior executives and Chairman, including pension rights, any compensation payments and implementation of share incentive plans and for ensuring that the disclosure of directors' remuneration complies with the rules of the Irish Stock Exchange and the UK Listing Authority.

The nomination committee is chaired by Tony O'Brien and its other members are Liam FitzGerald and Philip Lynch. The committee, which will meet not less than twice a year, will with effect from Admission have responsibility for making recommendations on the composition of the Board and its committees, retirements and appointments of additional and replacement directors and making appropriate recommendations to the Board.

The Directors support high standards of corporate governance. Following Admission they intend to comply with The Combined Code on Corporate Governance issued in July 2003 appended to the Listing Rules, with the following exceptions.

The Combined Code recommends that the chairman of a listed company meets prescribed independence criteria and that at least half of the members of the board (excluding the chairman) should be non-executive directors determined by the board to be so independent. Tony O'Brien, the Group's Chairman, who served as chief executive of the Group for the 21 years prior to his appointment as Chairman in 2002, does not meet the prescribed independence criteria.

Five of the Group's ten directors (excluding the Chairman) are considered by the board to be independent. The Directors intend in due course to take steps to ensure that independent directors comprise the majority of the Board.

Two Executive Directors have service contracts with notice periods which are longer than that recommended by the Combined Code on Corporate Governance. Brendan Dwan's service contract is terminable by either party on reasonable notice, which, according to general Irish legal principles, could require the Group to give between six and 24 months' notice (depending on length of service), while Brendan Dwan may be required to give minimal notice. Brendan Dwan commenced working for the Group over 28 years ago and these terms have applied since his employment terms were formalised at the time of the leveraged buy-out of the Group in 1999. Full details of his service contract are set out in paragraph 5.6 of Part 7 of this document. Brendan McGuinness' service contract is terminable by the Group on 24 months' notice and by him on six months' notice. His contract records the terms and conditions on which he has been employed by the Group for the past 32 years. Full details of his service contract are set out in paragraph 5.6 of Part 7 of this document. The Board's objective is to reduce all notice and contract periods for its Executive Directors to one year, although it should be recognised that it may not be possible to achieve this objective immediately.

EMPLOYEES

The table below sets out the average number of people employed by the Group in each of the last four financial periods.

	Year ended 31 August 2001	Six months ended 28 February 2002	Year ended 28 February 2003	Year ended 29 February 2004
Alcohol	551	616	624	623
International Spirits and Liqueurs	197	200	199	161
Soft Drinks and Snacks	1,267	1,289	1,372	1,197
Head Office	16	19	21	22
Total	2,031	2,124	2,216	2,003

EMPLOYEE RELATIONS

Approximately 62 per cent. of the Group's workforce in Ireland is unionised across eight unions. The Board believes that the Group's relations with its employees and trade unions are good, although there has been some industrial action in the past, including work stoppages. The resolution of disputes has involved the Group in agreeing improved terms and conditions for some of the Group's employees. In 2001, the Group agreed with the trade unions representing the majority of the Group's Irish employees to grant free shares and to introduce the employee share schemes described under "New Share Plans" in paragraph 4 of Part 7 of this document with effect from Admission. The members of Senior Management have waived their entitlements to receive free shares under the agreement referred to above. The Board regards these schemes, and the free share grant, as significant for the promotion of industrial stability within the Group.

EMPLOYEE SHARE SCHEMES AND PENSION SCHEMES

New Share Plans

The Company has adopted an executive share option plan, a profit sharing scheme, a save-as-you-earn share option scheme and a long term incentive plan for the benefit of its directors and employees. Details of these employee share schemes, including the limits on participations and grants, are set out under "New Share Plans" in paragraph 4 of Part 7 of this document.

The remuneration committee has responsibility for overseeing the operation of the Company's New Share Plans.

Pension Schemes

Pensions for the employees in Ireland and Northern Ireland are funded through a number of defined benefit and defined contribution pension schemes, the assets of which are vested in independent trustees, for the benefit of employees and their dependants. The contributions of the defined benefit schemes are determined by qualified actuaries on the basis of periodic valuations.

The actuarial value of the schemes' assets at the most recent valuation dates (being 1 January 2003 in the case of the Cantrell & Cochrane Group Pension and Life Assurance Scheme, Cantrell & Cochrane Group Executive Pension and Life Assurance Scheme and Cantrell & Cochrane Pension Fund (Northern Ireland) Scheme and 1 July 2003 in the case of the Tayto Group Limited Pension Plan) was €121 million, 9 per cent. lower than accrued liabilities at the same dates based on projected final pensionable salaries. The Group is not required to increase its current level of contributions to fund this shortfall in the schemes' assets.

Further details of the Group's pension schemes are set out in Note 30 to the financial information in the Accountants' Report on C&C International in Part 4 of this document.

SENIOR MANAGEMENT RATCHET

The commercial terms of the Senior Management Ratchet were agreed at the time of the leveraged buy-out of the Group in 1999 and the mechanics to effect it were put in place in June 2002. The Senior Management Ratchet operates under the terms of the Company's existing articles of association (which will be replaced on Admission by the Articles) pursuant to which the Senior Management (and the estate of a deceased member of senior management) will be entitled upon Admission to additional Ordinary Shares having an aggregate value at the Offer Price equal to 6 per cent. of the market capitalisation of the Company above the level of market capitalisation which would represent for certain of the Institutional Investors a compound return on their total investment of 32.5 per cent. per annum. For these purposes, market capitalisation is calculated on the basis of the existing shareholders' interests in the Company but ignores the new shares to be issued under the Global Offer. This will involve the Senior Management (and the estate of a deceased member of senior management) receiving 1,148,021 Ordinary Shares on Admission. The Senior Management (and the estate of a deceased member of senior management) will receive such additional Ordinary Shares by virtue of the conversion into Ordinary Shares on a one for one basis of the equivalent number of Convertible Shares held by them. Any remaining Convertible Shares will convert into Deferred Shares having no value. At the same time, an equal number of Institutional Ordinary Shares held by the Institutional Investors shall convert into Deferred Shares having no value and the remainder shall become Ordinary Shares. In this way, the total number of Ordinary Shares in issue shall be unchanged as a result of such conversions and the implementation of the Senior Management Ratchet. Following Admission, the Deferred Shares will be reacquired by the Company for no consideration and cancelled.

PART 3: OPERATING AND FINANCIAL REVIEW, CURRENT TRADING AND PROSPECTS AND DIVIDEND POLICY

FINANCIAL INFORMATION

The summarised historical financial information set out in this Part 3 for (i) the financial years ended 31 August 2000 and 31 August 2001, (ii) the six months ended 28 February 2002, and (iii) the financial years ended 28 February 2003 and 29 February 2004, respectively, has been extracted without material adjustment from, and the discussion thereof is based on, the Accountants' Report on C&C International set out in Part 4 of this document and should be read in conjunction with the Accountants' Report and the information on the Group contained elsewhere in this document. Investors should read the whole document and not rely solely on the summarised historical financial information and the related discussion set out below.

The Group's financial year end is 28 February, following a change in accounting reference date, having previously been 31 August up to and including the year ended 31 August 2001.

During financial year 2004 the Group implemented Application Note G to FRS 5, entitled Revenue Recognition ("AN G"). AN G was issued by the Accounting Standard Board in November 2003 and came into effect for all accounting periods ending on or after 23 December 2003. In previous periods, the Group accounted for the cost of multi-buy and short term promotional activities as operating expenses rather than as an adjustment to turnover. AN G requires that such price adjustments should be reflected as reduced turnover. Consequently, the accounting policy of the Group has been amended. This change had no impact on the profit or financial position (net assets) of the Group for any of the periods presented herein.

In June 2002, the Council of Ministers of the EU approved a regulation requiring all companies that are governed by the law of a member state of the EU and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU. The regulation is effective for each financial year starting on or after 1 January 2005 for companies with listed equity securities. The Company expects to prepare its first full set of consolidated financial statements for the financial year ending 28 February 2006 and thereafter in accordance with IFRS, rather than Irish GAAP. It is expected that there will be ongoing and continuing developments in IFRS between now and 2005. It is expected that significant developments in Irish GAAP will occur as a consequence of the harmonisation process with IFRS.

It is not possible at the date of publication of these Listing Particulars to quantify the impact of adopting IFRS on the Group's financial results for the year ending 28 February 2006 or subsequent periods.

This discussion and analysis also includes certain forward looking statements with respect to the Group's operations and financial position which involve risks and uncertainties. The Group's actual results and financial position may differ materially from the results and financial position indicated by such forward looking statements as a result of certain factors, including those set out in the section headed "Risk Factors" on pages 16 to 22 of this document.

Overview

The Group is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club Orange soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports cider to the United Kingdom, the United States and Continental Europe.

The Group's turnover decreased by an aggregate of 0.6 per cent. from €786.7 million in financial year 2003 to €781.7 million in financial year 2004. The Group's operating profit before amortisation and other exceptional items (EBITA) increased by an aggregate of 0.2 per cent. from €128.0 million in financial year 2003 to €128.3 million in financial year 2004. In financial years 2000 and 2001 the Group's EBITA margins remained relatively constant at 18.4 per cent. and 18.6 per cent., respectively. In the six months ended 28 February 2002 the Group's EBITA margin declined to 16.0 per cent. primarily as a result of the increase in Irish cider duty described below, approximately half of which was absorbed by the Group. In financial years 2003 and 2004, the Group's EBITA margins remained relatively constant at 16.3 per cent. and 16.4 per cent., respectively.

Significant Factors That Have Affected the Group's Results of Operations

The operating results of the Group have been influenced by a number of factors since financial year 2000, reflecting the environment and industry in which the Group operates, as well as the Directors' strategy for growth, as detailed below.

Operations in Ireland

In financial year 2004, approximately 72.2 per cent. of the Group's turnover from continuing operations (by destination) was generated in Ireland. Ireland experienced strong economic growth in the ten years to 2002 and although it suffered a slowdown in 2002 and 2003, it is expected to continue to have the highest rate of real growth in gross domestic product of any country in the EU (excluding the countries which acceded to the EU on 1 May 2004) over the next five years, albeit at a slower rate than in the period to 2002 (Economist Intelligence Unit, 2004). In addition, the population of Ireland is forecast to grow at 0.9 per cent. per annum over the period 2001 to 2011 (Central Statistics Office, Ireland, June 2001).

Volume and turnover growth

The level of volume and turnover in each of the Group's divisions increased in the period under review. Particularly strong growth was achieved in the Alcohol Division, where the level of turnover increased by 32.2 per cent. from €314.4 million in financial year 2000 to €415.7 million in financial year 2004, principally due to strong growth in volumes from the Group's principal cider brands, Bulmers and Magners.

Seasonality

Due to the seasonality of some of the Group's businesses, the second and final quarters of the financial year, which include the summer months and the pre-Christmas period respectively, are the most important in terms of contribution to turnover and EBITA for the full financial year. Approximately 40 per cent. of the Group's sales volumes occur between May and August.

Irish cider duty increase

In December 2001, the Irish government increased the duty on cider sales by 39 cents per litre (which represents an increase of approximately 87 per cent.) to bring cider duty in line with that of beer. The Group absorbed approximately half of the increase on its main Bulmers brand. In financial year 2003, this resulted in a negative impact of approximately €12 million on EBITA, a 3.0 per cent. point impact on EBITA margin in the Group's Alcohol Division and a 1.5 per cent. point impact on overall EBITA margin. Approximately half of the duty increase was passed on to Bulmers customers and, as a result, the consumer price of Bulmers increased by 4-5 per cent. compared with the consumer price of other long alcohol products. This and the general weakness in the on-trade market had a negative impact on sales volumes. Bulmers share of the long alcohol market decreased from 9.8 per cent. in 2001 to 9.2 per cent. in 2002, but this trend was reversed in 2003 when market share increased to 9.5 per cent.

Recent disposal

The Group disposed of Barbero to Davide Campari-Milano S.p.A in December 2003, for net proceeds after fees and expenses of €142.9 million. Nine months trading for Barbero was included in the Group's audited results for financial year 2004 with turnover attributable to Barbero presented as International Spirits and Liqueurs – discontinued operations. The net proceeds were used to pay down the Group's borrowings. Barbero contributed approximately €50.4 million or 6.4 per cent. of the Group's turnover and €10.4 million or 8.1 per cent. of the Group's EBITA in financial year 2004.

Capital expenditure

Since financial year 2000, the Group has invested significant amounts in upgrading plant and equipment at all production facilities in order to improve the efficiency of the Group's production methods and to ensure sufficient capacity and warehousing is available. See "Liquidity and Capital Resources – Capital expenditure and financial investment".

Recent Developments

Smoking Ban

On 29 March 2004, new regulations became effective which ban smoking in pubs, restaurants and other licensed premises as part of a national ban on smoking in the workplace in Ireland. A significant proportion of the Group's sales volumes, turnover and profits are derived from sales of the Group's alcohol and non-alcohol brands to the licensed on-trade. The Board anticipates that the ban will reduce volumes in the on-trade, particularly in the period immediately following the ban as consumer behaviour adjusts. However, it is currently too early to determine the effect of the ban on alcohol consumption and the level of consumer spending in licensed premises. A more significant downturn in the on-trade in Ireland than that anticipated by the Board could have a material adverse effect on the Group's sales volumes, turnover and profits, even if this were off-set by an increase in off-trade consumption.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The summarised historical financial information set out in this Part 3 for (i) the financial years ended 31 August 2000 and 31 August 2001, (ii) the six months ended 28 February 2002, and (iii) the financial years ended 28 February 2003 and 29 February 2004, respectively, has been extracted without material adjustment from, and the discussion thereof is based on, the Accountants' Report on C&C International set out in Part 4 of this document and should be read in conjunction with the Accountants' Report and the information on the Group contained elsewhere in this document. Investors should read the whole document and not rely solely on the summarised historical financial information and the related discussion set out below.

Consolidated Profit and Loss Account	Year ended 31 August		Six months ended 28 February	Year ended 28 February	Year ended 29 February
	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Turnover					
Alcohol	314.4	352.3	198.8	405.8	415.7
International Spirits and Liqueurs					
–continuing operations	63.7	72.3	45.4	77.9	77.1
–discontinued operations[1]	47.7	49.6	30.1	58.0	50.4
Soft Drinks and Snacks	203.4	235.9	120.3	245.0	238.5
Group Turnover	629.2	710.1	394.6	786.7	781.7
Operating Profit Before Amortisation and Other Exceptional Items					
Alcohol	59.9	73.0	33.5	65.3	66.7
International Spirits and Liqueurs					
–continuing operations	18.3	23.4	13.9	24.8	23.8
–discontinued operations	4.4	5.2	4.1	9.6	10.4
Soft Drinks and Snacks	33.0	30.3	11.5	28.3	27.4
Group Operating Profit Before Amortisation and Other Exceptional Items (EBITA)	115.6	131.9	63.0	128.0	128.3
EBITA Margin *%*	*18.4*	*18.6*	*16.0*	*16.3*	*16.4*
IPO evaluation costs	–	–	–	(8.5)	(1.1)
Write off of pension asset	–	–	–	(35.8)	–
Free shares to be issued to employees	–	–	–	–	(22.0)
Amortisation of intangible assets & goodwill on acquisitions	(32.6)	(32.1)	(16.3)	(32.5)	(30.6)
Impairment of goodwill on acquisition	–	–	–	(30.0)	–
Group Operating Profit	83.0	99.8	46.7	21.2	74.6
Exceptional items					
Profit/(loss) on sale of fixed assets	1.4	–	4.8	–	(4.7)
Reorganisation costs	–	–	(1.6)	–	(10.9)
Profit on sale of subsidiary	–	–	–	–	116.9
Profit on ordinary activities before interest	84.4	99.8	49.9	21.2	175.9
Net finance charges	(68.8)	(68.3)	(42.1)	(56.1)	(50.4)
Profit/(loss) on ordinary activities before tax	**15.6**	**31.5**	**7.8**	**(34.9)**	**125.5**
Tax on profit on ordinary activities	(10.6)	(8.7)	(7.9)	(10.9)	(10.0)
Profit/(loss) on ordinary activities after tax	**5.0**	**22.8**	**(0.1)**	**(45.8)**	**115.5**
Profit attributable to minority interests – equity	(1.3)	(0.3)	–	–	–
Profit/(loss) for the financial year/period	**3.7**	**22.5**	**(0.1)**	**(45.8)**	**115.5**

[1] The discontinued operations relate solely to an Italian subsidiary, Barbero 1891 S.p.A, which was sold on 2 December 2003. All other segmental figures derive from continuing operations.

FINANCIAL YEAR 2004 COMPARED TO FINANCIAL YEAR 2003

Turnover

A comparison of turnover in financial years 2003 and 2004 by division is set out below.

	Year ended 28 February 2003		Year ended 29 February 2004		Increase/ (decrease)
	€m	%	€m	%	%
Turnover					
Alcohol	405.8	51.6	415.7	53.2	2.4
International Spirits and Liqueurs					
–continuing operations	77.9	9.9	77.1	9.9	(1.0)
–discontinued operations	58.0	7.4	50.4	6.4	(13.1)
	135.9	17.3	127.5	16.3	(6.2)
Soft Drinks and Snacks	245.0	31.1	238.5	30.5	(2.7)
Total	786.7	100.0	781.7	100.0	(0.6)

Turnover decreased by €5.0 million, or 0.6 per cent., from €786.7 million in financial year 2003 to €781.7 million in financial year 2004. Turnover excluding discontinued operations increased by €2.6 million or 0.4 per cent.

The Alcohol Division increased sales by €9.9 million, or 2.4 per cent. in financial year 2004 to €415.7 million. The principal reason for the overall rise was the increased volume for the Group's principal cider brands Bulmers and Magners.

Turnover in the International Spirits and Liqueurs Division – continuing operations decreased by €0.8 million, or 1 per cent., from €77.9 million in financial year 2003 to €77.1 million in financial year 2004. A decrease in sales volumes of the Carolans cream liqueur brand in the first half of the year was the main reason for the fall, offset, in part, by an increase in the volume of sales of the Group's Frangelico brand.

Turnover in the International Spirits and Liqueurs Division – discontinued operations relates solely to turnover generated by the Group's Barbero business which was sold on 2 December 2003. Turnover for Barbero, included in financial year 2004, is for 9 months trading only.

Turnover in the Soft Drinks and Snacks Division decreased by €6.5 million, or 2.7 per cent., from €245.0 million in financial year 2003 to €238.5 million in financial year 2004. Volumes of Club and 7UP soft drinks brands as well as crisp and snack brands were lower in financial year 2004 than in financial year 2003. The total market for carbonated soft drinks in Ireland fell by 5.0 per cent. in 2003 (Canadean). The Irish savoury snacks market by weight fell by 6.0 per cent. in 2003 (AC Nielsen, October/November 2003).

Net operating expenses

The main categories of net operating expenses for financial years 2003 and 2004 are set out in the table below.

	Year ended 28 February 2003		Year ended 29 February 2004	
	€m	% of Turnover	€m	% of Turnover
Raw materials (including stock (increase)/decrease)	287.9	36.5	290.0	37.1
Other operating charges	152.4	19.4	141.5	18.1
Excise duties	107.5	13.7	109.7	14.0
Staff costs	87.8	11.2	89.8	11.5
Depreciation	18.2	2.3	18.7	2.4
Other	4.9	0.6	3.7	0.5
Total	658.7	83.7	653.4	83.6

Net operating expenses as a percentage of turnover decreased slightly from 83.7 per cent. in financial year 2003 to 83.6 per cent. in financial year 2004 and this contributed to a slight increase in the Group's EBITA margin from 16.3 per cent. in financial year 2003 to 16.4 per cent. in financial year 2004.

Raw materials mainly consist of the cost of raw materials used in the production of beverages and snacks, and the cost of finished goods products purchased which are sold, but not manufactured, by the Group. The cost of raw materials as a percentage of turnover increased from 36.5 per cent. in financial year 2003 to 37.1 per cent. in financial year 2004. The increase reflects increased costs in purchasing finished goods as all Tayto snacks were outsourced to third-party manufacturers in October 2003.

Other operating charges primarily comprise production, marketing, selling, distribution and administrative expenses. Other operating charges as a percentage of turnover decreased from 19.4 per cent. in financial year 2003 to 18.1 per cent. in financial year 2004, primarily attributable to a reduction in marketing costs and ongoing cost saving initiatives.

Excise duties represent taxes imposed by customs authorities on manufacturers of alcoholic beverages. Excise duties as a percentage of turnover increased from 13.7 per cent. in financial year 2003 to 14.0 per cent. in financial year 2004 reflecting the increase in the rate of excise duty on spirits in December 2002.

Staff costs as a percentage of turnover increased from 11.2 per cent. in financial year 2003 to 11.5 per cent. in financial year 2004. Staff costs include a pension amortisation credit of €3.0 million in financial year 2003 and a pension amortisation charge of €1.1 million in financial year 2004. Excluding the impact of pension amortisation, staff costs as a percentage of turnover decreased from 11.5 per cent. in financial year 2003 to 11.3 per cent. in financial year 2004 and average staff costs increased from approximately €41,000 to €44,300. The average number of staff employed by the Group decreased from 2,216 in financial year 2003 to 2,003 in financial year 2004. The disposal of Barbero in December 2003 and the closure of one of the Tayto production sites resulted in a reduction of 120 in headcount. Reduction in headcount across other production and selling categories particularly in the Soft Drinks and Snacks division accounts for the balance of the reduction. For further details of the pension amortisation credit/charge included in staff costs, see Note 30 to the financial information in the Accountants' Report on C&C International in Part 4 of this document.

Operating profit before amortisation and other exceptional items (EBITA)

The following table sets out the EBITA and EBITA margin of each of the divisions for financial years 2003 and 2004.

	Year ended 28 February 2003		Year ended 29 February 2004		
	€m	EBITA margin %	€m	EBITA margin %	Increase/ (decrease) %
EBITA					
Alcohol	65.3	16.1	66.7	16.0	2.1
International Spirits and Liqueurs					
–continuing operations	24.8	31.8	23.8	30.9	(4.0)
–discontinued operations	9.6	16.6	10.4	20.6	8.3
	34.4	25.3	34.2	26.8	(0.6)
Soft Drinks and Snacks	28.3	11.6	27.4	11.5	(3.2)
Total	128.0	16.3	128.3	16.4	0.2

EBITA in the Alcohol Division increased by €1.4 million, or 2.1 per cent., from €65.3 million in financial year 2003 to €66.7 million in financial year 2004. The increase was due to the 2.4 per cent. increase in turnover. EBITA margin remained relatively constant at 16.1 per cent. in financial year 2003 and 16.0 per cent. in financial year 2004.

EBITA in the International Spirits and Liqueurs Division – continuing operations decreased by €1.0 million, or 4.0 per cent., from €24.8 million in financial year 2003 to €23.8 million in financial year 2004. The decrease was due both to the 1.0 per cent. decrease in turnover for this division and a decrease in EBITA margin from 31.8 per cent. in financial year 2003 to 30.9 per cent. in financial year 2004. The decrease in EBITA margin was principally due to a lower volume of sales of Carolans brands in certain high margin markets in financial year 2004 compared to the prior year.

EBITA in the International Spirits and Liqueurs Division – discontinued operations increased by €0.8 million, or 8.3 per cent., from €9.6 million in financial year 2003 to €10.4 million in financial year 2004. Discontinued operations relates solely to EBITA generated by the Barbero business which was sold on 2 December 2003. EBITA for Barbero, included in financial year 2004, is for 9 months trading only. The increase in EBITA margin was due to increased sales of the high margin Aperol brand (which was sold as part of the disposal of Barbero).

EBITA in the Soft Drinks and Snacks Division decreased by €0.9 million, or 3.2 per cent., from €28.3 million in financial year 2003 to €27.4 million in financial year 2004. The decrease was principally due to a decrease in turnover for this division. Operating profit for the financial year 2003 was artificially high because it included €3.0 million of costs recovered from business interruption insurance proceeds after the Belfast manufacturing location was damaged in a fire. Excluding these proceeds, EBITA margin in the division increased from 10.3 per cent. for financial year 2003 to 11.5 per cent. for financial year 2004.

EBITA for financial year 2004 remained substantially in line with the prior year. Group Operating Profit increased from €21.2 million in financial year 2003 to €74.6 million in financial year 2004, primarily due to the absence of the other exceptional items charged in 2003 which are described below including IPO evaluation costs, write off of pension assets and the impairment of goodwill on acquisition, offset by the provision for free shares to be issued to employees charged in financial year 2004.

IPO Evaluation Costs

In arriving at Group EBITA for financial year 2003, an amount of €8.5 million was charged relating to professional fees and other costs incurred in connection with the future financing and strategy of the Group including costs relating to the evaluation of an IPO which did not proceed at that time. Costs of €1.1 million were provided for in financial year 2004 in respect of a similar exercise which recommenced in that year.

Write Off of Pension Asset

At the time of the acquisition of the Group in January 1999, the pension schemes of the Group were in surplus and in accordance with FRS 7 *"Fair Values in Acquisition Accounting"*, a pension asset was recognised. However, by 28 February 2003 the surplus had been entirely eroded and in the opinion of the Directors it was prudent to write down the pension asset in financial year 2003 to its estimated recoverable amount of nil.

Free shares to be issued to employees

During financial year 2004, the Group provided €22.0 million, being the estimated cost of free shares or cash compensation which is payable under the terms of an agreement with employees in the event of its shares being listed on the stock market or following a trade sale. Further details of the free shares and cash compensation are set out in paragraphs 4.1 and 4.2 of Part 7 of this document.

Amortisation of intangible assets and goodwill on acquisition

This item principally related in both financial years to amortisation of goodwill on acquisition largely arising from the leveraged buy-out of the Group's operations in January 1999 and the Tayto Limited acquisition in July 1999. The amount amortised was €32.5 million in financial year 2003 and €30.6 million in financial year 2004. The estimated useful life of goodwill is 20 years from 1 September 1999.

Impairment of goodwill on acquisition

In accordance with FRS 11 *"Impairment of fixed assets and goodwill"*, the carrying value of the Group's goodwill on acquisition was compared to its recoverable amount at 28 February 2003 represented by its value in use to the Group. The review resulted in an exceptional charge to net operating expenses of €30.0 million in respect of goodwill impairment. The remaining goodwill is being amortised over 20 years from the date it was first recognised.

Exceptional Items

Profit/(loss) on sale of fixed assets

The loss of €4.7 million in financial year 2004 relates to a loss of €1.0 million arising from the disposal of a surplus property and a loss of €3.7 million on the disposal of surplus plant arising from reorganisations.

Reorganisation Costs

Reorganisation costs of €10.9 million provided for in financial year 2004 relate to the costs of a fundamental reorganisation of the Group's snack food operations and restructuring of operations in certain other trading subsidiaries.

Profit on sale of subsidiary

The profit of €116.9 million relates to the net proceeds received by the Group on the disposal of Barbero after fees and expenses, less the value of the tangible fixed assets and working capital of Barbero and capitalised goodwill eliminated on the disposal.

Profit on ordinary activities before interest

Profit on ordinary activities before interest increased to €175.9 million in financial year 2004, from €21.2 million in financial year 2003. The increase is mainly attributable to the profit made on the sale of Barbero (€116.9 million) in financial year 2004, partially offset by certain reorganisation costs (€10.9 million) and a loss on sale of fixed assets (€4.7 million), and the absence of other exceptional items.

Net finance charges

Finance charges of €56.1 million and €50.4 million in financial years 2003 and 2004 respectively, relate principally to interest paid on the loan facilities entered into in connection with the January 1999 leveraged buy-out of the Group's operations and the Tayto Limited acquisition in July 1999, which were subsequently restructured in November 2001. The decrease in financial year 2004 is attributable to the reduction in the Group's borrowings as a result of the application of the net proceeds of the sale of Barbero to pay down such debt.

Taxation

The Group's effective tax rate, which management defines as the tax charged as a percentage of profit/(loss) on ordinary activities before tax excluding amortisation, other exceptional items and profit on sale of subsidiary, increased from 15.2 per cent. in financial year 2003 to 16.1 per cent. in financial year 2004. The increase is primarily attributable to the one off release of a deferred tax provision arising from the write off of pension assets in financial year 2003.

Profit attributable to minority interests

The Group recorded no profit attributable to minority interests in financial years 2003 or 2004.

SIX MONTHS ENDED 28 FEBRUARY 2002

Turnover

Turnover for the Group increased significantly to €394.6 million in the six months ended 28 February 2002 relative to the comparable period in the prior year, reflecting continued growth in each of the Group's divisions.

Turnover in the Alcohol Division increased significantly, relative to the comparable period in the prior year, to €198.8 million. The acquisition of Findlater (Wine Merchants) Limited accounted for €11.6 million of the increase which also reflects the increase in the price of cider following the increase in cider duty referred to above under the heading "Significant Factors That Have Affected the Group's Results of Operations – Irish cider duty increase" and an unusually high volume of sales to on-trade (mainly wholesale) customers, many of whom ordered large quantities in advance of an industry wide increase in on-trade long alcohol prices (in the prior year such advance ordering took place in March).

Continued year on year growth in turnover to €75.5 million was achieved in the International Spirits and Liqueurs Division in the six months ended 28 February 2002. The principal reason was increased sales volumes, particularly of Carolans, Tullamore Dew, Frangelico and Aperol.

The Soft Drinks and Snacks Division recorded a moderate increase in year on year turnover to €120.3 million. Volumes in sales of snack foods declined as a result of the continuing impact of the entry of Walkers into the Irish snack foods market. This decline in sales volumes was offset by price increases, together with the acquisition of the 7UP franchise on 1 January 2001 resulting in an overall increase in turnover.

Net operating expenses

Net operating expenses for the six months ended 28 February 2002 amounted to €331.6 million, consisting primarily of raw materials (including stocks (increase)/decrease) of €158.7 million, other operating charges of €68.4 million, excise duties of €49.1 million and staff costs of €43.8 million.

Operating profit before amortisation and other exceptional items (EBITA)

The following table sets out the EBITA and EBITA margin of each of the divisions for the six months ended 28 February 2002.

	Six months ended 28 February 2002	
	€m	EBITA margin %
EBITA		
Alcohol	33.5	16.9
International Spirits and Liqueurs		
-continuing operations	13.9	30.6
-discontinued operations	4.1	13.6
	18.0	23.8
Soft Drinks and Snacks	11.5	9.6
Total	63.0	16.0

Continued growth in Group EBITA to €63.0 million was achieved in the six months ended 28 February 2002, relative to the comparable period in the prior year, despite some decline in the Group's EBITA margin to 16.0 per cent.

EBITA in the Alcohol Division increased significantly to €33.5 million in the six months ended 28 February 2002. The increase was due to both growth in sales volumes and the acquisition of Findlater (Wine Merchants) Limited, which contributed €0.8 million to EBITA during the period. EBITA margin decreased slightly, partly due to the Group absorbing approximately half of the increase in cider duty rates in December 2001 and the addition of the lower margin Findlater (Wine Merchants) Limited's business.

The International Spirits and Liqueurs Division achieved EBITA of €18.0 million in the six months ended 28 February 2002 as year on year turnover for this division increased and margins decreased slightly due to an increase in brand marketing expenditure.

EBITA in the Soft Drinks and Snacks Division of €11.5 million in the six months ended 28 February 2002 was adversely affected by a decline in EBITA margin resulting from an increase in net operating expenses, particularly factory maintenance and quality management costs, partially offset by the growth in turnover of soft drinks.

Amortisation of intangible assets and goodwill on acquisition

This item principally related to amortisation of goodwill on acquisition arising on the leveraged buy-out of the Group's operations in January 1999 and the Tayto Limited acquisition in July 1999. The amount amortised was €16.3 million in the six months ended 28 February 2002.

Profit on sale of fixed assets

The profit on disposal of fixed assets in the six months ended 28 February 2002 relates to assets destroyed by fire at the Group's Belfast plant in September 2001. These assets were covered by insurance, the proceeds of which exceeded their written down value by €4.8 million.

Reorganisation costs

In the six months ended 28 February 2002 the Group incurred a one-off cost of €1.6 million due to the termination of manufacturing operations at the Belfast factory following fire damage.

Net finance charges

Finance charges in the six months ended 28 February 2002 amounted to €42.1 million. During this period, the Group restructured its bank and loan debt. As a consequence, prepaid issue costs brought forward of €9.9 million were written off in the period. Additionally, an amount of €2.9 million was amortized in respect of new issue costs.

FINANCIAL YEAR 2001 COMPARED TO FINANCIAL YEAR 2000

Turnover

A comparison of turnover in financial years 2000 and 2001 by division is set out below.

	Year ended 31 August				
	2000		2001		Increase/ (decrease)
	€m	%	€m	%	%
Turnover					
Alcohol	314.4	50.0	352.3	49.6	12.1
International Spirits and Liqueurs					
-continuing operations	63.7	10.1	72.3	10.2	13.5
-discontinued operations	47.7	7.6	49.6	7.0	4.0
	111.4	17.7	121.9	17.2	9.4
Soft Drinks and Snacks	203.4	32.3	235.9	33.2	16.0
Total	629.2	100.0	710.1	100.0	12.9

Turnover increased by €80.9 million, or 12.9 per cent., from €629.2 million in financial year 2000 to €710.1 million in financial year 2001.

The Alcohol Division increased sales by €37.9 million, or 12.1 per cent., in financial year 2001 to €352.3 million. The principal reason for the overall rise was increased sales volume in the cider business, particularly for the Group's principal cider brand, Bulmers, although sales volumes of all alcohol beverage categories in this division increased from financial year 2000 to financial year 2001.

Turnover in the International Spirits and Liqueurs Division increased by €10.5 million, or 9.4 per cent., from €111.4 million in financial year 2000 to €121.9 million in financial year 2001. The principal reason for this rise was increased sales volume particularly of Carolans, Tullamore Dew, Frangelico and Aperol, as well as favourable movement in the exchange rate between the euro and the US dollar.

Turnover in the Soft Drinks and Snacks Division increased by €32.5 million, or 16.0 per cent., from €203.4 million in financial year 2000 to €235.9 million in financial year 2001. Turnover for all the main beverage brands in this division increased over the period. The principal reason for the increase was the benefit derived from obtaining the 7UP franchise for Ireland in January 2001. Volume growth in snack foods was adversely impacted by the entry of Walkers to the Irish snack foods market in March 2000.

Net operating expenses

The main categories of the net operating expenses for financial years 2000 and 2001 are set out in the table below.

	Year ended 31 August			
	2000		2001	
	€m	% of Turnover	€m	% of Turnover
Raw materials (including stock (increase)/decrease)	238.0	37.8	276.1	38.9
Other operating charges	124.1	19.7	130.0	18.3
Excise duties	69.3	11.0	75.2	10.6
Staff costs	65.7	10.5	76.5	10.8
Depreciation	12.8	2.0	15.6	2.2
Other	3.7	0.6	4.8	0.6
Total	513.6	81.6	578.2	81.4

Net operating expenses as a percentage of turnover decreased from 81.6 per cent. in financial year 2000 to 81.4 per cent. in financial year 2001. This contributed to an increase in the Group's EBITA margin from 18.4 per cent. in financial year 2000 to 18.6 per cent. in financial year 2001.

The cost of raw materials as a percentage of turnover increased from 37.8 per cent. in financial year 2000 to 38.9 per cent. in financial year 2001. This increase was mainly due to a change in sales mix during the period, with sales of soft drinks, which involve relatively higher raw material costs, accounting for a comparatively higher proportion of sales.

Other operating charges as a percentage of turnover decreased from 19.7 per cent. in financial year 2000 to 18.3 per cent. in financial year 2001, principally due to a general decrease in head office expenses including business development and other costs.

Excise duties as a percentage of turnover decreased from 11.0 per cent. in financial year 2000 to 10.6 per cent. in financial year 2001. This was mainly due to an increase in the proportion of sales represented by cider, which had a lower rate of duty than wines and spirits, as well as an increase in the proportion of non-alcoholic drinks and snack foods, which attract no duty.

Staff costs as a percentage of turnover increased from 10.5 per cent. in financial year 2000 to 10.8 per cent. in financial year 2001. The average number of staff employed by the Group increased from 1,864 in financial year 2000 to 2,031 in financial year 2001, principally due to increased operations arising from the acquisition of 7UP. Based on these average staff numbers, the average staff cost per employee increased from approximately €35,200 in financial year 2000 to approximately €37,700 in financial year 2001, which represented an average annual increase of approximately 7.1 per cent.

The Group's depreciation charge as a percentage of turnover increased from 2.0 per cent. in financial year 2000 to 2.2 per cent. in financial year 2001. This increase was principally due to the significant amount of capital expenditure incurred in financial year 2001 to provide additional cider, bottled water and soft drink manufacturing capacity and sales infrastructure.

Operating profit before amortisation and other exceptional items (EBITA)

The following table sets out the EBITA and EBITA margin of each of the divisions for financial years 2000 and 2001.

	Year ended 31 August				
	2000		2001		
	€m	EBITA margin %	€m	EBITA margin %	Increase/ (decrease) %
EBITA					
Alcohol	59.9	19.1	73.0	20.7	21.9
International Spirits and Liqueurs					
-continuing operations	18.3	28.7	23.4	32.4	27.9
-discontinued operations	4.4	9.2	5.2	10.5	18.2
	22.7	20.4	28.6	23.5	26.0
Soft Drinks and Snacks	33.0	16.2	30.3	12.8	(8.2)
Total	115.6	18.4	131.9	18.6	14.1

EBITA in the Alcohol Division increased by €13.1 million, or 21.9 per cent., from €59.9 million in financial year 2000 to €73.0 million in financial year 2001. The increase was due to both the 12.1 per cent. increase in turnover and an increase in the EBITA margin from 19.1 per cent. in financial year 2000 to 20.7 per cent. in financial year 2001. The increase in EBITA margin was principally due to an increase in the proportion of turnover in the division represented by cider, which involves a higher margin than wine and spirits or wholesaling.

EBITA in the International Spirits and Liqueurs Division increased by €5.9 million, or 26.0 per cent., from €22.7 million in financial year 2000 to €28.6 million in financial year 2001. The increase was due both to the 9.4 per cent. increase in turnover for this division and an increase in EBITA margin from 20.4 per cent. in financial year 2000 to 23.5 per cent. in financial year 2001. The increase in EBITA margin was due to increased sales of higher margin brands such as Carolans, Tullamore Dew and Frangelico, as well as favourable movement in the exchange rate between the euro and the US dollar.

EBITA in the Soft Drinks and Snacks Division decreased by €2.7 million, or 8.2 per cent., from €33.0 million in financial year 2000 to €30.3 million in financial year 2001. The decrease was principally due to a decrease in EBITA margin from 16.2 per cent. for financial year 2000 to 12.8 per cent. for financial year 2001 as a result of a change in product mix to the lower margin 7UP and of increased investment in sales, finance and information technology resources with respect to snack foods. This decrease in margin was partly offset by an overall increase in the turnover of the division of 16.0 per cent. from financial year 2000 to financial year 2001.

Amortisation of intangible assets and goodwill on acquisition

This item principally related in both financial years to amortisation of goodwill on acquisition arising on the leveraged buy-out of the Group's operations in January 1999 and the Tayto Limited acquisition in July 1999. The amount amortised remained relatively constant at €32.6 million in financial year 2000 and €32.1 million in financial year 2001.

Profit on sale of fixed assets

The Group realised a profit on the sale of fixed assets of €1.4 million in financial year 2000. Following rationalisation of the Group's warehousing arrangements, a property was sold in Ireland and, in Italy, a building surplus to requirements was sold.

Finance charges

Finance charges were €68.8 million and €68.3 million in financial years 2000 and 2001, respectively and relate principally to interest paid on the loan facilities entered into in connection with the January 1999 leveraged buy-out of the Group's operations and the July 1999 Tayto Limited acquisition. In both financial years, these interest charges had a significant impact on profit on ordinary activities before tax.

Taxation

The Group's effective tax rate fell from 22.0 per cent. in financial year 2000 to 13.7 per cent. in financial year 2001. This was due principally to an increase in the proportion of profits earned in jurisdictions with a lower effective corporate tax rate, together with significant movements on deferred tax.

Profit attributable to minority interests

Profit attributable to minority interests of €0.3 million in financial year 2001 primarily reflected Tayto Limited's management's 10 per cent. stake in Tayto Limited. Profit attributable to minority interests of €1.3 million in financial year 2000 primarily reflected the Barbero family's 32 per cent. stake in Barbero and Tayto Limited's management's 10 per cent. stake in Tayto Limited. The Group purchased the Barbero family's stake in Barbero in financial year 2000.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Group's principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new products and to fund the Group's working capital requirements. The Group has funded those requirements with cash flows from its operating activities as well as from borrowings under its credit facilities.

The following table sets out the Group's historical cash flows for each of the periods presented.

Consolidated cash flow statements

	Year ended 31 August		Six months ended 28 February	Year ended 28 February	Year ended 29 February
	2000 €m	2001 €m	2002 €m	2003 €m	2004 €m
Net cash inflow from operating activities	130.3	148.0	70.2	123.1	152.9
Returns on investments and servicing of finance	(35.8)	(33.8)	(35.0)	(49.1)	(42.2)
Taxation paid	(7.5)	(6.7)	(3.7)	(11.3)	(13.6)
Capital expenditure and financial investment	(17.2)	(31.9)	(16.3)	(24.5)	1.8
Acquisitions	(33.2)	(5.1)	(16.2)	–	–
Disposals	–	–	–	–	142.9
Net cash inflow/(outflow) before financing	36.6	70.5	(1.0)	38.2	241.8
Financing	(7.6)	(46.6)	(32.1)	(44.1)	(190.3)
Increase/(decrease) in cash	29.0	23.9	(33.1)	(5.9)	51.5

Net cash inflow from operating activities

The level of net cash inflow from operating activities increased by €17.7 million from €130.3 million in financial year 2000 to €148.0 million financial year 2001, principally as a result of the Group's increased EBITA during those periods. Similarly, the level of net cash inflow from operating activities increased to €70.2 million in the six months ended 28 February 2002 relative to the comparable period in the prior year, primarily due to increased EBITA. Further, the level of net cash inflow from operating activities increased by €29.8 million from €123.1 million in financial year 2003 to €152.9 million in financial year 2004. The increase is due to insurance proceeds received relating to the fire at the Belfast manufacturing plant together with a decrease in the Group's working capital levels in financial year 2004 and costs relating to the aborted initial public offering in 2002 which were incurred in financial year 2003.

Returns on investments and servicing of finance

The returns on investments and servicing of finance principally consisted of net interest payments by the Group under the loan facilities entered into in connection with the leveraged buy-out of the Group's operations from Allied Domecq plc in January 1999 and the acquisition of Tayto Limited in July 1999. The six months ended February 2002 saw increased interest payments over the comparable period in the prior year due to the restructuring of debt in November 2001, when loan notes with deferred interest payments were replaced by senior bank debt. The amount of return on investments and servicing of finance decreased by €6.9 million from financial year 2003 to financial year 2004 primarily as a result of lower interest payments on the Group's credit facilities due to the pay down of the Group's borrowings with the net proceeds of the disposal of Barbero. Additional information on the anticipated credit facilities conditional on Admission is included below under the paragraph headed "Credit Facilities."

Capital expenditure and financial investment

Details of the capital expenditure and financial investment incurred for the periods under review are as follows:

	Year ended 31 August		Half Year ended 28 February	Year ended 28 February	Year ended 29 February
	2000	2001	2002	2003	2004
	€m	€m	€m	€m	€m
Payments for tangible fixed assets	(28.0)	(32.8)	(16.3)	(25.6)	(10.1)
Insurance proceeds received on fixed assets destroyed by fire	–	–	–	–	9.7
Disposal of tangible fixed assets	11.6	0.9	–	1.1	2.2
Total	(17.2)	(3.19)	(16.3)	(24.5)	1.8

The Group embarked on programmes of increased capital expenditure in the period under review with the goal of expanding the Group's distribution network and manufacturing plants. Capital expenditure in financial year 2004 was low reflecting the completion of major expansion programmes.

Insurance proceeds received on fixed assets destroyed by fire relate to monies received for fixed assets destroyed after the Belfast manufacturing plant was damaged by a fire.

Proceeds from the disposal of tangible fixed assets over the period primarily arose from internal operational reorganisations which gave rise to properties which were surplus to requirements and subsequently disposed of.

The Board currently anticipates capital expenditure and financial investment of approximately €20.0 million in the financial year ending 28 February 2005, which includes the capital expenditure necessary to ensure the Group's compliance with the new European regulations regarding product traceability, estimated by management to be approximately €1.5 million. Beyond the financial year ending 28 February 2005, the Group's future capital expenditure is likely to be more limited than in the period under review.

Acquisitions

During financial year 2000 the Group increased its interests in Barbero from 68 per cent. to 100 per cent. for a consideration of €31.7 million.

During financial year 2001, the Group acquired the entire issued share capital of Kiely's (Western Distributors) Ltd in order to acquire the 7UP franchise held by that company for the west of Ireland. The cost of the acquisition was €4.3 million.

During the six months ended 28 February 2002 the Group acquired the entire issued share capital of Findlaters (Wine Merchants) Ltd, a wine distributor in Ireland for €16.2 million.

Disposals

The Group disposed of Barbero to Davide Campari-Milano S.p.A in December 2003 for net proceeds, after fees and expenses, of €142.9 million. The net proceeds were used to pay down the Group's borrowings. In connection with the sale of Barbero, a range of warranties and indemnities were given by the Group to Campari which expire in 2009. The overall aggregate liability of the Group under these warranties and indemnities is capped at €81.8 million. To date no claim has been made, and consequently, no provision has been made in the financial year 2004 financial statements.

CREDIT FACILITIES

The Group is currently party to senior and mezzanine credit facilities. As at 29 February 2004, the amount drawn down under these facilities was €565.2 million, with cash at bank and in hand of €78.8 million. The Group has entered into €550.0 million of Bank Facilities, conditional upon Admission, in order to refinance the existing credit facilities. Upon Admission €525.0 million (includes €25.0 million of guarantees) will be drawn down under the Bank Facilities.

The Bank Facilities comprise a €100.0 million term loan facility ("Facility A"), a €400.0 million senior revolving loan facility ("Facility B") and a €50.0 million senior working capital facility ("Facility C"). The interest rate for the Bank Facilities is EURIBOR plus, where appropriate, any applicable mandatory costs, plus depending upon the satisfaction of certain specified ratios of consolidated total net borrowings to EBITDA the following applicable margins:

(i) the margin in respect of each Facility A utilisation and each Facility B utilisation shall be a margin that varies from 1.50 per cent. to 0.65 per cent. per annum and, in the event that S&P or Moody's award an investment grade to the Company, then the margin shall range from 0.80 per cent. to 0.35 per cent. per annum, depending upon the grade awarded;

(ii) the margin in respect of each Facility C utilisation shall be a margin of 0.50 per cent. per annum on all amounts utilised by way of borrowing. A fee calculated at the same rate as the margin is payable on the outstanding amount of any letters of credit issued as a Facility utilisation.

A term loan commitment fee and a revolving credit commitment fee are payable quarterly in arrears on the unused and un-cancelled amount of the Bank Facilities at the rate of 45 per cent. of the applicable margin per annum. An accrued commitment fee is payable from 19 May 2004 quarterly in arrears during the availability period and on the cancelled amount of the Bank Facilities at the time a full cancellation is effective.

The Bank Facilities allow for voluntary prepayments, involuntary prepayments upon the receipt of a claim under any of increased costs, tax gross up and tax indemnity and require mandatory prepayment in certain circumstances and contain customary undertakings (including financial covenants) and various events of default. For further details regarding the terms of the Bank Facilities, see paragraph 10 of Part 7 of this document.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

The Group's principal uses of cash following the Global Offer will be to fund the development, marketing and distribution of its products and to fund working capital. The Board expects to fund these requirements with cash flows from the Group's operating activities, cash on hand and working capital facilities. All of the proceeds of the Global Offer will be used by the Company to redeem 176,000,000 Redeemable Shares at a redemption price per share equal to the Offer Price and the Company will not retain any proceeds of the Global Offer.

The Company is of the opinion that, taking into account the new Bank Facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

CONTRACTUAL OBLIGATIONS

The following table summarises, as of 29 February 2004, the Group's contractual payment obligations in respect of non-cancellable operating leases and capital expenditures.

		Expiring in		
	Total	Less than 1 year	2-5 years	More than 5 years
	€m	€m	€m	€m
Operating lease				
Land & Buildings	1.9	0.4	–	1.5
Other	3.6	0.4	2.9	0.3
Contracted capital expenditures	5.1	5.1	–	–
Total contractual obligations	10.6	5.9	2.9	1.8

The following table summarises the Group's principal payments under the new Bank Facilities in respect of which the Group would have been obliged to make payment as at 29 February 2004, on a pro forma basis as described in Part 5.

		Payment due by period		
	Total	Less than 1 year	2-5 years	More than 5 years
	€m	€m	€m	€m
Long-term debt	500.0	–	500.0	–

OFF-BALANCE SHEET ARRANGEMENTS

In order to comply with Irish GAAP, the Group's foreign exchange and interest rate contracts are recorded off balance sheet. See "Quantitative and Qualitative Discussion of Market Risk – Foreign currency risk" and "Quantitative and Qualitative Discussion of Market Risk – Interest rate risk".

QUANTITATIVE AND QUALITATIVE DISCUSSION OF MARKET RISK

The Group's policy is to manage exposure to both foreign currency and interest rate fluctuations arising from its trading activities within certain limits which are reviewed by the Directors from time to time. The Group uses forward currency contracts and interest rate swaps to hedge risk from these exposures. It is the Group's policy to restrict the use of derivative instruments to hedge actual and expected exposures which arise from the Group's trading activities.

Foreign currency risk

The Group conducts its business and sells its products in various markets globally, with 90 per cent. of its assets and 100 per cent. of the Group's borrowings denominated in euro and the remaining assets denominated in sterling. The Group's main currency exposures arise from operational transactions consisting of US and Canadian dollar and pounds sterling net receivables.

The Group has entered into a number of foreign exchange forward contracts amounting to US$28 million and Cdn$7 million in relation to the year ending 28 February 2005, which have maturity dates between March 2004 and March 2005. These forward contracts cover 100 per cent. of the Group's projected US$ and Canadian $ trading exposure for the year ending 28 February 2005. The weighted average rate of the US$ contracts is US$1.14 to the euro and of the Canadian $ contracts is Cdn$1.65 to the euro. Applying these weighted average exchange rates to financial year 2004 would have reduced EBITA by €6.8 million in that year.

The Group's forecast net sterling exposure for the year ending 28 February 2005 of £8 million net receivables is currently unhedged.

Interest rate risk

Upon Admission, the Group will have total debt of approximately €500.0 million. It is the Group's policy to hedge a portion of its interest rate exposures and hedges will be in put in place in respect of the interest payable under the Bank Facilities.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and judgements. The Group's accounting policies are set out in the Notes to the Accountants' Reports. Of these policies, the Board considers that the policy in relation to the following area is of greater complexity and/or particularly subject to the exercise of judgement.

Goodwill and intangible assets

The goodwill which arose on the acquisition of Cantrell & Cochrane Group Limited from Allied Domecq plc in January 1999 and on the acquisition of Tayto Limited in July 1999 has been accounted for as goodwill and intangible assets as permitted under FRS 10 *"Goodwill and Intangible Assets."* Goodwill is reviewed for impairment where events or changes in circumstance indicate that the carrying value may not be recoverable. In accordance with FRS 11 *"Impairment of Fixed Assets and Goodwill"*, the carrying value of the Group's goodwill on acquisition was compared to its recoverable amount at 28 February 2003, represented by its value in use to the Group. This review resulted in an exceptional charge to net operating expenses of €30.0 million in respect of goodwill impairment. The remaining goodwill will continue to be amortised over its remaining useful life.

CURRENT TRADING AND PROSPECTS

The Group's audited financial statements for the year ended 29 February 2004 are included in Part 4 of this document. Since 29 February 2004, the Group's turnover and operating profits have been in line with expectations. The Group has continued to manage its cost base and generate strong positive cash flows from its business in the financial year to date.

On 29 March 2004, new regulations became effective which ban smoking in pubs and restaurants as part of a national ban on smoking in the workplace in Ireland. It is currently too early to determine the effect of the ban on alcohol consumption and sales volumes. The Board anticipates that the ban will reduce volumes in the on-trade, particularly in the period immediately following the introduction of the ban as consumer behaviour adjusts. A recent report commissioned by the Irish Office of Tobacco Control, undertaken by two independent economists from University College, Dublin, consisting of a review of market research undertaken by TNS mrbi, an independent market research company, and of international literature in the area, has concluded that the weight of evidence is that smoking bans have little or no effect, in aggregate, on sales in the hospitality sector (March 2004).

The Group sells its products globally, but records all operating income in euro. The Group's main currency exposures arise from operational transactions consisting of US dollar, Canadian dollar and pounds sterling net receivables. The Group's US and Canadian dollar exposure is fully hedged using forward rate contracts for the financial year ending 28 February 2005. The weighted average rate of the US$ contracts is US$1.14 to the euro and of the Canadian $ contracts is Cdn$1.65 to the euro. Applying the weighted average exchange rate of these contracts to the financial year 2004 figures would have reduced EBITA by €6.8 million.

Profits in the financial year ending 28 February 2005 will be affected by the less favourable foreign exchange hedging rates currently in place compared to those in place for financial year 2004. In addition, the Board currently anticipates a higher level of capital expenditure in the financial year ending 28 February 2005 (expected to be approximately €20.0 million) compared with financial year 2004 (approximately €10.1 million). However, for the current financial year, the Board believes that the Group is well positioned to continue its strategy to drive turnover growth through its skills in marketing and brand management, the effective use of its extensive direct sales infrastructure in Ireland and through focusing on maintaining its leading positions in several growth categories. The majority of the Group's profits are generated from sales in Ireland where the economy is expected to show good medium term growth.

Accordingly, the Board believes that the Group's financial and trading prospects remain favourable for at least the current financial year.

DIVIDEND POLICY

The Board intends that the Company will pay an interim and final dividend which will normally be paid in November and June, respectively. It is intended that the first dividend following Admission will be an interim dividend paid in November 2004 in respect of the financial year ending 28 February 2005. The Board intends to adopt a progressive dividend policy and expects its first full year dividend to be covered at least two times by earnings before amortisation of goodwill and intangible assets.

USE OF PROCEEDS

Assuming no exercise of the Overallotment Option, the gross proceeds of the Global Offer will be €397.8 million and the total commissions, fees and expenses of the Global Offer (including €9.3 million being the costs of refinancing existing borrowings) payable by the Company will amount to approximately €26.7 million. All of this amount will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the gross proceeds of the Global Offer, being €397.8 million, will be used by the Company to redeem 176,000,000 Redeemable Shares at a redemption price per share equal to the Offer Price. The Company will not retain any proceeds of the Global Offer. Of such 176,000,000 Redeemable Shares to be redeemed, 172,050,616 will be held by Institutional Investors (representing 58.6 per cent. of their aggregate interest in the Company's issued share capital immediately after Admission but before such redemption) with an aggregate redemption value of €388.8 million and 3,949,384 will be held by Senior Management (representing 30.8 per cent. of their aggregate interest in the Company's issued share capital immediately after Admission but before such redemption) with an aggregate redemption value of €8.9 million.

Furthermore, the net proceeds of any issue of Ordinary Shares under the Overallotment Option will be used by the Company to redeem Overallotment Redeemable Shares held by the Institutional Investors at a redemption price per share equal to the Offer Price.

PART 4: FINANCIAL INFORMATION

KPMG

Chartered Accountants

1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
C&C Group plc
Kylemore Park
Dublin 10
Ireland

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Davy
Davy House
49 Dawson Street
Dublin 2
Ireland

IBI Corporate Finance Limited
40 Mespil Road
Dublin 4
Ireland

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2
Ireland

Deutsche Bank AG London
Great Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

14 May 2004

Dear Sirs,

C&C Group plc (the "Company")

We report on the financial information set out below which has been prepared for inclusion in the document issued by the Company dated 14 May 2004 which comprises listing particulars for the purpose of the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority (the "listing particulars").

Background
The Company was incorporated on 19 March 2004. The Company has not yet commenced to trade, has not declared or paid a dividend and has prepared no financial statements for presentation to its members.

Basis of preparation
The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility
The financial records are the responsibility of the Directors.

The Directors are responsible for the contents of the listing particulars in which this report is included. It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. Our work also included the assessment of significant estimates and judgements made by those persons responsible for the preparation of the financial records underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion
In our opinion, the financial information below gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Company as at 29 April 2004.

The above opinion is provided solely on the basis of, and in accordance with, standards and practice established in Ireland. *In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to above. Accordingly, this opinion should not be relied upon as if it had been provided in accordance with United States standards.*

Financial information

The balance sheet of the Company as at 29 April 2004 is as follows:

	Note	€
Current assets		
Cash		10,000
Net assets		10,000
Capital and reserves		
Share capital	2	10,000

NOTES TO THE FINANCIAL INFORMATION

1 Accounting policies

The balance sheet has been prepared in accordance with historical cost convention.

2 Share capital

The Company was incorporated on 19 March 2004 with an authorised share capital of €140,000 comprising 40,000 ordinary shares of €1 each and 10,000,000 Ordinary Shares of €0.01 each and an issued share capital of €10,000 comprising 40,000 ordinary shares of €1 each paid up as to €0.25 per share.

3 Post balance sheet event

On 30 April 2004, the Company entered into a share exchange agreement with all of the shareholders in Cantrell & Cochrane International plc ("C&C International") (the "Share Exchange Agreement"). Under the terms of the Share Exchange Agreement, the Company acquired C&C International in exchange for the issue of one Ordinary Share for every ordinary share in C&C International, one Institutional Ordinary Share for every institutional ordinary share in C&C International and one Convertible Share for every convertible share in C&C International. Under the terms of the Share Exchange Agreement, 39,754,831 Ordinary Shares and 246,673,850 Institutional Ordinary Shares were allotted, conditional on Admission, on 13 May 2004 to the previous shareholders in C&C International in order to reflect the appropriate value, at the Offer Price per Ordinary Share, of their interests in the Company.

The Ordinary Shares and Institutional Ordinary Shares issued under the Share Exchange Agreement will be issued at the Offer Price or, in the event that Admission has not occurred on or prior to 31 July 2006, the premium shall be determined on an objective basis by the Directors, having regard to their assessment of the value of C&C International at that time.

Yours faithfully

KPMG
Chartered Accountants

KPMG

Chartered Accountants

1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
C&C Group plc
Kylemore Park
Dublin 10
Ireland

Davy
Davy House
49 Dawson Street
Dublin 2
Ireland

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

IBI Corporate Finance Limited
40 Mespil Road
Dublin 4
Ireland

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2
Ireland

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Deutsche Bank AG London
Great Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

14 May 2004

Dear Sirs

Cantrell & Cochrane International plc

We report on the consolidated financial information set out below which has been prepared for inclusion in the document issued by C&C Group plc (the "Company") dated 14 May 2004 which comprises listing particulars for the purpose of the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority (the "listing particulars").

Background

Cantrell & Cochrane International plc ("C&C International") was incorporated on 22 May 2002 and did not trade prior to 14 June 2002.

C&C International acquired Cantrell & Cochrane (Holdings) Limited ("C&C Holdings") on 14 June 2002 under the terms of a share exchange agreement. C&C Holdings had acquired Cantrell & Cochrane Group Limited ("CCGL") on 8 January 1999 as part of a leveraged buy-out.

The combination was accounted for as a merger as set out in FRS 6 "*Acquisitions and Mergers*". Consequently, the financial statements of C&C International were prepared on the basis of the merger method of accounting. Under merger accounting:

- the assets and liabilities of C&C International and C&C Holdings and subsidiaries (which are effectively C&C Holdings and subsidiaries' assets and liabilities) were incorporated in the financial statements as if the entities had always been one combined entity.
- the profit and loss accounts of both entities were combined for the current and prior periods. As C&C International did not trade in the period from incorporation to 14 June 2002, the consolidated profit and loss accounts for the years ended 31 August 2000 and 31 August 2001 are effectively the profit and loss accounts of C&C Holdings and subsidiaries.

Basis of Preparation

The financial information set out below in respect of the years ended 31 August 2000 and 2001, the audited non-statutory consolidated financial statements for the six month period ended 28 February 2002, the year ended 28 February 2003 and the year ended 29 February 2004 (the "Financial Information") comprises information from the C&C Holdings and C&C International statutory consolidated financial statements. The Financial Information is presented after making such adjustments as we consider necessary.

The Financial Information for the six month period ended 28 February 2002 and the year ended 28 February 2003 is derived from the audited statutory financial statements for the eighteen month period ended 28 February 2003 and the audited non-statutory financial statements for the six month period ended 28 February 2002.

KPMG has acted as auditors to C&C International and C&C Holdings for each of the periods noted above.

Responsibility

The audited financial statements of the subsidiary group companies are the responsibility of the directors of those companies. The Directors are responsible for the contents of the listing particulars in which this report is included. It is our responsibility to compile financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the Financial Information. Evidence included that previously obtained by us relating to the audit of the financial statements underlying the Financial Information. Our work also included the assessment of significant estimates and judgements made by those persons responsible for the preparation of the financial statements and consolidation schedules and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the Financial Information gives, for the purposes of the listing particulars, a true and fair view of:

- the state of affairs of C&C Holdings as at 31 August 2000 and 2001 and of its results, cash flows and total recognised gains and losses for the years then ended;
- the state of affairs of C&C Holdings as at 28 February 2002 and of its results, cash flows and total recognised gains and losses for the period then ended; and
- the state of affairs of C&C International as at 28 February 2003 and 29 February 2004 and of its results, cash flows and total recognised gains and losses for the years then ended.

The above opinions are provided solely on the basis of, and in accordance with, standards and practice established in Ireland. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion in the manner referred to above. Accordingly, this opinion should not be relied upon as if it had been provided in accordance with United States standards.

Statement of accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Financial Information, with the exception that during the year ended 29 February 2004 the Group implemented Application Note G to FRS 5, entitled "Revenue Recognition" ("AN G"). AN G was issued by the Accounting Standards Board in November 2003 and came into effect for all accounting periods ended on or after 23 December 2003. The turnover and net operating expenses have been restated accordingly. Therefore these figures for the years ended 31 August 2000 and 2001, the six month period ended 28 February 2002 and the year ended 28 February 2003 differ to those previously published.

In previous periods, the Group accounted for the cost of multi-buy and short term promotional activities as operating expenses rather than as an adjustment to turnover. AN G requires that such price adjustments should be reflected as reduced turnover. Consequently, the accounting policy of the Group has been amended. This change had no impact on the profit or financial position (net assets) of the Group for any of the periods presented herein.

The impact of the change in turnover and net operating expenses in the periods is presented in Note 33 of the Financial Information.

Basis of preparation and accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP"). These financial statements are not the statutory financial statements of C&C International and the Group. The statutory financial statements are prepared to the financial year end of C&C International which is 28 February (previously 31 August up to and including the year ended 31 August 2001).

The Financial Information contained in this report has been prepared solely to facilitate the Directors to review the financial position and results of the Group for the purposes of the proposed admission of the Company's shares to the Official Lists of the Irish Stock Exchange and the UK Listing Authority. The Financial Information has been prepared, under the historical cost convention, in accordance with applicable financial reporting standards as at 29 February 2004.

The results for the year ended 28 February 2003 are derived from the audited statutory financial statements for the eighteen month period ended 28 February 2003 and the audited non-statutory financial statements for the six month period ended 28 February 2002.

Financial year

The Group's financial year end is 28 February, having previously been 31 August up to and including the year ended 31 August 2001. Interim audited non-statutory consolidated financial statements were prepared for the six months ending 28 February 2002 which provided a bridge between the old and the new financial year ends.

Use of estimates

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the directors to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amount of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Basis of consolidation

The Financial Information consolidates the financial statements of the holding company and all of its subsidiary undertakings made up to the end of the financial period. The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal. Upon the acquisition of a subsidiary undertaking or a business, fair values are attributed to the identifiable net assets acquired. All intercompany transactions are eliminated as part of the consolidation process and the interests of the minority shareholders in the consolidated equity and in the consolidated reserves of C&C International are shown separately in the consolidated balance sheet and consolidated profit and loss account.

Goodwill arising on acquisitions, after taking account of fair value adjustments, is capitalised and amortised over its expected useful life, currently twenty years, in accordance with FRS 10 "*Goodwill and Intangible Assets*". Goodwill is reviewed for impairment where events or changes in circumstances indicate that the carrying value may not be recoverable.

Turnover

Turnover represents the fair value of sales of goods delivered to third party customers in the financial reporting period. The fair value of sales is exclusive of value added tax, after allowances for discounts and other price adjustments and includes excise duties.

Financial fixed assets

Financial fixed assets are stated at cost, less provisions for impairments in value. Income from financial assets is recognised in the profit and loss account in the period in which it is receivable.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less accumulated depreciation. Freehold land is not depreciated. All other tangible fixed assets are depreciated on a straight line basis to their estimated residual value at the following annual rates:

Freehold and leasehold properties	2% on cost
Plant and machinery	10% on cost
Other equipment	5-20% on cost
Commercial vehicles	15% on cost
Motor cars	20% on cost
Returnable cases and kegs	10% on cost

Additional charges are made to reduce the book value of specific assets to the recoverable amount where an impairment in value is considered to have occurred. An impairment review is carried out when there has been an indication of impairment, usually where events or changes in circumstances indicate that the carrying value may not be recoverable.

An impairment is measured by comparing the carrying value of the tangible fixed asset with the recoverable amount. Recoverable amount is the higher of the net realisable value and the value in use on an after tax basis. Value in use is based on the anticipated future cash flows from the tangible fixed asset, discounted at a market rate of return.

Research and development

Research and development costs are written off to the profit and loss account as incurred.

Restructuring provisions

In accordance with FRS 12 "*Provisions, contingent liabilities and contingent assets*", provisions for costs relating to a business that management is committed to restructure, sell or terminate, are not made until management has developed a detailed formal plan and has raised valid expectations of carrying out that plan. Once these criteria are met, provision is made for all direct expenditures arising from the restructuring.

Intangible assets

Intangible assets which represent acquired franchises are capitalised after taking account of fair value adjustments and are amortised over the shorter of their estimated useful lives or the term of the franchise.

Intangible assets are reviewed for impairment where events or changes in circumstances indicate that the carrying value may not be recoverable.

Stocks

Trading stocks are stated at the lower of cost and net realisable value. Cost comprises purchase price or direct production costs and the appropriate share of production overheads calculated on a total absorption basis plus excise duties where applicable. Net realisable value is based on normal selling price, less further costs expected to be incurred to completion and disposal. Returnable bottles are valued at cost less a provision calculated to write them off over their estimated useful lives.

Pension costs

The regular cost of providing benefits to employees is charged to operating profit on a systematic basis over the service lives of the members of the schemes and is expressed as a substantially level proportion of current and expected future pensionable payroll. Variations from regular costs arising from periodic actuarial valuations are allocated to operating profit over the expected remaining service lives of the members.

Pension contributions are determined by an actuary by reference to a funding plan and funding assumptions. To the extent that the pension cost is different from the cash contributions to the pension scheme, a provision or prepayment is recognised in the balance sheet.

Employee Share Schemes

The intrinsic cost of awards to employees that take the form of shares or rights to shares is recognised over the period of the employees' related performance. Where there are no performance criteria, the intrinsic cost is recognised when the employee becomes unconditionally entitled to the shares. The intrinsic cost of employee share awards is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that eligible employees may be required to pay for the shares. In accordance with UITF 38 "*Accounting for ESOP Trusts*", the cost of any shares held by an ESOP trust that have not vested in employees are shown as a deduction from shareholders' funds.

Foreign currencies

Transactions in foreign currencies are converted to euro at the rate ruling at the date of the transactions or at a contracted rate where forward contracts exist. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.

The profit and loss accounts of overseas subsidiaries are translated at the weighted average exchange rate for the year. The balance sheets of such subsidiaries are translated at the period-end rates. Resulting exchange differences, including those arising from the restatement of opening balance sheets of such subsidiaries, are dealt with as a reserve movement in the profit and loss account and are reflected in the statement of total recognised gains and losses.

Exchange gains or losses on foreign currency borrowings and long term intercompany loans, used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are offset against retained profits to the extent of the exchange differences arising on the net investments.

Financial instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts and interest rate swaps, to manage its exposure to foreign exchange risk and interest rate fluctuations, respectively.

Where derivatives are used to hedge cross-currency cash flow arising from trading activities, the underlying transaction is recorded at the contract rate and any gains or losses are recognised in the profit and loss at the time the underlying transaction takes place.

Gains and losses arising on interest rate swap agreements are recognised in the net interest expense over the period of the agreements.

Debt and warrants

Where debt is issued with warrants attached, the warrants are recognised as a capital reserve in shareholders' funds at their fair value on the date of issue. The loans are recognised as a liability at the amount of the net proceeds from the issue after deducting the market value of the warrants and issue costs.

The finance cost of the loans, including issue costs and any discount on issue, is dealt with as a profit and loss charge over the term of the debt at a constant rate on the carrying amount. The carrying amount of the loan is increased by the finance cost of a period and reduced by interest payments due in respect of the loans in that period. As warrant holders exercise their share options the balance in the capital reserve is transferred to share premium.

Taxation including deferred tax

The charge for current taxation is based on the profit for the period adjusted to taxable profits.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exceptions:

- provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- provision is made for the tax that would arise on remittance of the retained earning of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Leases

Rental payments under operating leases are charged to the profit and loss account in the period to which they relate.

Consolidated profit and loss accounts

	Notes	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Group turnover						
–continuing operations	33	581.5	660.5	364.5	728.7	731.3
–discontinued operations	33	47.7	49.6	30.1	58.0	50.4
	1	629.2	710.1	394.6	786.7	781.7
Net operating expenses	2/33	(513.6)	(578.2)	(331.6)	(658.7)	(653.4)
Group operating profit before amortisation and other exceptional items						
–continuing operations		111.2	126.7	58.9	118.4	117.9
–discontinued operations		4.4	5.2	4.1	9.6	10.4
	1	115.6	131.9	63.0	128.0	128.3
IPO evaluation costs	3	–	–	–	(8.5)	(1.1)
Write off of pension asset	3	–	–	–	(35.8)	–
Free shares to be issued to employees	17	–	–	–	–	(22.0)
Amortisation of intangible assets and goodwill on acquisition – continuing operations	9	(30.8)	(30.2)	(15.3)	(31.0)	(29.8)
Amortisation of intangible assets and goodwill on acquisition – discontinued operations	9	(1.8)	(1.9)	(1.0)	(1.5)	(0.8)
Impairment of goodwill on acquisition	9	–	–	–	(30.0)	–
Group operating profit						
–continuing operations		80.4	96.5	43.6	13.1	65.0
–discontinued operations		2.6	3.3	3.1	8.1	9.6
		83.0	99.8	46.7	21.2	74.6
Exceptional items						
Profit/(loss) on sale of fixed assets	3	1.4	–	4.8	–	(4.7)
Reorganisation costs	3	–	–	(1.6)	–	(10.9)
Profit on sale of subsidiary	19	–	–	–	–	116.9
Profit on ordinary activities before interest		84.4	99.8	49.9	21.2	175.9
Net finance charges	4	(68.8)	(68.3)	(42.1)	(56.1)	(50.4)
Profit/(loss) on ordinary activities before tax	5	15.6	31.5	7.8	(34.9)	125.5
Tax on profit/(loss) on ordinary activities	7	(10.6)	(8.7)	(7.9)	(10.9)	(10.0)
Profit/(loss) on ordinary activities after tax		5.0	22.8	(0.1)	(45.8)	115.5
Profit attributable to minority interests – equity	22	(1.3)	(0.3)	–	–	–
Profit/(loss) for the financial year/period		3.7	22.5	(0.1)	(45.8)	115.5
Currency translation differences on foreign currency net investments		1.8	(0.8)	0.8	(2.7)	0.4
		5.5	21.7	0.7	(48.5)	115.9
Profit and loss account at start of year/period		17.6	23.1	44.8	45.5	(3.0)
Profit and loss account at end of year/period	21	23.1	44.8	45.5	(3.0)	112.9

	Notes	Year ended 31-Aug-00	Year ended 31-Aug-01	6 months ended 28-Feb-02	Year ended 28-Feb-03	Year ended 29-Feb-04
Earnings per share		€ cents	€ cents	€ cents	€ cents	€ cents
–basic and diluted	8	17.5	106.5	(0.5)	(190.8)	459.5
–adjusted and diluted	8	167.8	258.5	65.7	242.1	266.2

Consolidated statement of total recognised gains and losses

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Profit/(loss) for the financial year/ period	3.7	22.5	(0.1)	(45.8)	115.5
Currency translation differences on foreign currency net investments	1.8	(0.8)	0.8	(2.7)	0.4
Total recognised gains and losses for the year/period	5.5	21.7	0.7	(48.5)	115.9

Consolidated reconciliation of movements in shareholders' funds – equity

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Total recognised gains and losses for the year/period	5.5	21.7	0.7	(48.5)	115.9
Transactions with shareholders:					
Nominal value of shares issued	–	–	–	0.3	–
Transfer from capital reserve to share premium	–	–	–	(3.8)	–
Share premium on issued shares	–	–	0.1	3.9	–
Net increase/ (decrease) in shareholders' funds	5.5	21.7	0.8	(48.1)	115.9
Shareholders' funds at start of year/period	42.5	48.0	69.7	70.5	22.4
Shareholders' funds at end of year/period	48.0	69.7	70.5	22.4	138.3

Consolidated balance sheets

	Notes	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Fixed assets						
Intangible assets	9	–	4.3	4.1	3.9	3.6
Goodwill	9	603.4	570.9	564.3	502.0	458.2
Tangible assets	10	134.1	159.1	166.8	171.4	144.1
		737.5	734.3	735.2	677.3	605.9
Current assets						
Stocks	11	58.9	56.7	65.0	62.0	51.7
Debtors – due within one year	12	129.8	142.6	142.8	132.1	96.2
Debtors – due after one year	12	35.1	35.7	36.0	0.5	–
Cash at bank and in hand		52.5	66.3	33.2	27.3	78.8
		276.3	301.3	277.0	221.9	226.7
Creditors (due within one year)	13	(191.6)	(209.8)	(199.3)	(181.9)	(161.6)
Net current assets		84.7	91.5	77.7	40.0	65.1
Total assets less current liabilities		822.2	825.8	812.9	717.3	671.0
Creditors (due after one year)	15	(764.1)	(749.2)	(734.8)	(690.4)	(507.0)
Provisions for liabilities and charges	17	(9.1)	(6.8)	(7.5)	(4.5)	(25.7)
Net assets		49.0	69.8	70.6	22.4	138.3
Capital and reserves						
Share capital	20	0.2	0.2	0.2	0.5	0.5
Merger reserve		–	–	–	24.9	24.9
Share premium	21	20.9	20.9	21.0	–	–
Capital reserve	21	3.8	3.8	3.8	–	–
Profit and loss account	21	23.1	44.8	45.5	(3.0)	112.9
Shareholders' funds – equity		48.0	69.7	70.5	22.4	138.3
Minority interests						
Equity	22	1.0	0.1	0.1	–	–
		49.0	69.8	70.6	22.4	138.3

Consolidated cash flow statement

	Notes	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Net cash inflow from operating activities	23	130.3	148.0	70.2	123.1	152.9
Returns on investments and servicing of finance:						
Interest received		1.4	1.4	0.1	0.3	1.2
Interest paid and similar costs		(37.0)	(35.2)	(35.1)	(49.4)	(43.4)
Dividends paid to minority shareholders in subsidiary		(0.2)	–	–	–	–
		(35.8)	(33.8)	(35.0)	(49.1)	(42.2)
Taxation paid		(7.5)	(6.7)	(3.7)	(11.3)	(13.6)
Capital expenditure and financial investment:						
Payments for tangible fixed assets	10	(28.8)	(32.8)	(16.3)	(25.6)	(10.1)
Insurance proceeds received on fixed assets destroyed by fire		–	–	–	–	9.7
Disposal of tangible fixed assets		11.6	0.9	–	1.1	2.2
		(17.2)	(31.9)	(16.3)	(24.5)	1.8
Acquisitions:						
Purchase of minority interest in subsidiary		(31.7)	(0.5)	–	–	–
Deferred acquisition costs paid	18	(1.5)	(0.3)	–	–	–
Purchase of subsidiary undertakings	18	–	(5.6)	(15.7)	–	–
Net (borrowings)/cash acquired	18	–	1.3	(0.5)	–	–
		(33.2)	(5.1)	(16.2)	–	–
Disposals:						
Disposal of subsidiary undertakings	19	–	–	–	–	215.9
Net cash disposed of	19	–	–	–	–	(73.0)
		–	–	–	–	142.9
Net cash in flow/(out flow) before financing		36.6	70.5	(1.0)	38.2	241.8
Financing:						
Issue of ordinary share capital	20/21	–	–	–	0.3	–
Bank debt drawndown		–	–	776.0	(0.2)	–
Loan notes drawndown		25.2	–	–	–	–
Debentures repaid		(1.2)	–	–	–	–
Loan notes repaid		–	–	(353.0)	–	–
Bank debt repaid		(31.6)	(46.6)	(455.1)	(44.2)	(190.3)
		(7.6)	(46.6)	(32.1)	(44.1)	(190.3)
Increase/(decrease) in cash		29.0	23.9	(33.1)	(5.9)	51.5

NOTES TO THE FINANCIAL INFORMATION

1. Segmental analyses

Segmental analysis of turnover	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Class of business analysis					
Alcohol	314.4	352.3	198.8	405.8	415.7
International Spirits and Liqueurs					
– continuing operations	63.7	72.3	45.4	77.9	77.1
– discontinued operations	47.7	49.6	30.1	58.0	50.4
	111.4	121.9	75.5	135.9	127.5
Soft Drinks and Snacks	203.4	235.9	120.3	245.0	238.5
Total	629.2	710.1	394.6	786.7	781.7
Geographical analysis by country of operation					
Republic of Ireland	464.3	533.5	306.6	608.1	616.4
Rest of the world					
– continuing operations	117.2	127.0	57.9	120.6	114.9
– discontinued operations	47.7	49.6	30.1	58.0	50.4
	629.2	710.1	394.6	786.7	781.7

The discontinued operations relate to an Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003. All other segmental figures derive from continuing operations.

Geographical analysis by country of destination

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Republic of Ireland	402.8	468.9	258.5	525.0	527.8
UK	122.5	123.9	62.9	126.9	127.7
Rest of Europe (includes turnover from discontinued operations)	66.8	71.1	44.9	75.8	72.2
North America	27.6	34.9	24.4	44.4	40.1
Rest of the World	9.5	11.3	3.9	14.6	13.9
	629.2	710.1	394.6	786.7	781.7

1. Segmental analyses – contd.

Segmental analysis of operating profit	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Class of business analysis					
Alcohol	59.9	73.0	33.5	65.3	66.7
International Spirits and Liqueurs					
– continuing operations	18.3	23.4	13.9	24.8	23.8
– discontinued operations	4.4	5.2	4.1	9.6	10.4
	22.7	28.6	18.0	34.4	34.2
Soft Drinks and Snacks	33.0	30.3	11.5	28.3	27.4
	115.6	131.9	63.0	128.0	128.3
Non allocated intangible assets/ goodwill amortisation/impairment	(32.6)	(32.1)	(16.3)	(62.5)	(30.6)
Free shares to employees	–	–	–	–	(22.0)
Other non allocated net costs	–	–	–	(44.3)	(1.1)
Total	83.0	99.8	46.7	21.2	74.6
Geographical analysis by country of operation					
Republic of Ireland	108.8	124.8	59.9	120.9	115.9
Rest of the world					
– continuing operations	2.4	1.9	(1.0)	(2.5)	2.0
– discontinued operations	4.4	5.2	4.1	9.6	10.4
	115.6	131.9	63.0	128.0	128.3
Non allocated items	(32.6)	(32.1)	(16.3)	(106.8)	(53.7)
	83.0	99.8	46.7	21.2	74.6

The discontinued operations relate to an Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003. All other segmental figures derive from continuing operations.

Notes to the financial information – contd.

1. Segmental analyses – contd.

Segmental analysis of net assets

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Class of business analysis					
Alcohol	89.5	93.3	109.1	102.2	95.1
International Spirits and Liqueurs – continuing operations	27.3	23.7	17.3	18.0	14.7
Soft Drinks and Snacks	106.3	116.9	128.2	95.8	77.6
	223.1	233.9	254.6	216.0	187.4
Non allocated intangible assets/ goodwill	603.4	575.2	568.4	505.9	461.8
Group net borrowings	(768.3)	(731.9)	(745.8)	(714.9)	(481.1)
Other non allocated net liabilities	(9.2)	(7.4)	(6.6)	15.4	(29.8)
Total	49.0	69.8	70.6	22.4	138.3
Geographical analysis by country of operation					
Republic of Ireland	177.2	195.7	214.4	191.4	176.6
Rest of the world	45.9	38.2	40.2	24.6	10.8
	223.1	233.9	254.6	216.0	187.4
Non allocated items	(174.1)	(164.1)	(184.0)	(193.6)	(49.1)
	49.0	69.8	70.6	22.4	138.3

2. Net operating expenses

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Raw materials	245.9	277.9	156.1	288.8	289.6
Other operating charges	124.1	130.0	68.4	152.4	141.5
Stocks (increase)/ decrease	(7.9)	(1.8)	2.6	(0.9)	0.4
Excise duties	69.3	75.2	49.1	107.5	109.7
Staff costs	65.7	76.5	43.8	87.8	89.8
Depreciation	12.8	15.6	9.1	18.2	18.7
Research and development costs	0.9	0.5	0.4	0.5	0.5
Profit on disposal of tangible fixed assets	(0.1)	(0.2)	–	–	–
Operating lease rentals: – Plant and machinery	0.1	0.2	0.1	0.2	0.2
– Other	2.8	4.3	2.0	4.2	3.0
Total	513.6	578.2	331.6	658.7	653.4

3. Exceptional items

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Profit/(loss) on disposal of tangible fixed assets	1.4	–	4.8	–	(4.7)

The net proceeds from sale of properties disposed of during the year ended 31 August 2000 amounted to €3.1 million. The tax effect of the disposals was to increase the tax charge for the period by €0.5 million.

During the 6 month period ended 28 February 2002 a fire caused extensive damage in the Group's Belfast soft drinks plant. The agreed proceeds of a subsequent insurance claim exceeded the written down value of the damaged plant and buildings and related costs by €4.8 million. The tax effect of the insurance claim is to increase the tax charge by €1.4 million.

The loss arising during the year ended 29 February 2004 relates to the disposal of a surplus property which resulted in a loss on disposal of €1.0 million (proceeds of €4.6 million had not been received by the group as at 29 February 2004 and are included as a receivable in other debtors in the consolidated balance sheet) and surplus plant arising from reorganisations was disposed of at a loss of €3.7 million. The tax effect of the disposals was to reduce the tax charge by €0.4 million.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Reorganisation costs	–	–	(1.6)	–	(10.9)

Reorganisation costs amounting to €1.6 million arose during the 6 month period ended 28 February 2002 due to the termination of manufacturing operations at the Belfast factory following fire damage.

Reorganisation costs provided for in the year ended 29 February 2004 relate to the costs of a fundamental reorganisation of the group's snack food operations and restructuring of operations in certain other trading subsidiaries. The tax effect of the costs was to reduce the tax charge by €0.6 million.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Write off of pension asset	–	–	–	35.8	–

At the time of the acquisition of the Group in January 1999, the pension schemes of the Group were in surplus and in accordance with FRS 7 "*Fair Values in Acquisition Accounting*", a pension asset was recognised. However, by 28 February 2003 the surplus had been entirely eroded and in the opinion of the directors it was prudent to write down the pension asset to its estimated recoverable amount of nil. The tax effect of the write off is to reduce the tax charge by €2.9 million.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
IPO evaluation costs	–	–	–	(8.5)	(1.1)

Notes to the financial information – contd.

3. Exceptional Items - contd.

In arriving at group operating profit for the year ended 28 February 2003, an amount of €8.5 million was charged relating to professional fees and other costs incurred in connection with the future financing and strategy of the Group including costs relating to the evaluation of an IPO which did not proceed at that time. Costs of €1.1 million were provided for in the year ended 29 February 2004 in respect of a similar exercise which was recommenced during that year. There is no related tax effect.

None of the exceptional items above had any impact on minority interests.

4. Finance charges

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
On loans wholly repayable within 5 years	0.1	–	–	–	28.4
On all other loans	67.0	68.5	29.4	54.7	19.0
Interest receivable	(1.4)	(1.4)	(0.2)	(0.2)	(1.2)
Amortisation and write off of loan issue costs	3.1	1.2	12.9	1.6	4.2
	68.8	68.3	42.1	56.1	50.4

During the six months to 28 February 2002 the Group restructured its bank and loan debt. As a consequence prepaid issue costs brought forward of €9.9 million were written off in the period and, in addition, an amount of €2.9 million was amortised in respect of new issue costs.

5. Statutory and other information

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
The profit/(loss) on ordinary activities before tax has been arrived at after charging:					
Directors' emoluments					
– fees	0.1	0.1	0.1	0.1	0.2
– other emoluments	1.7	1.8	1.1	2.8	2.4
Auditors' remuneration	0.2	0.2	0.1	0.2	0.5
Year 2000 related costs	0.1	–	–	–	–
EMU costs	–	0.3	–	–	–

6. Staff numbers and costs

The average number of persons employed by the Group (including executive directors) during the period, analysed by category, was as follows:

	Year ended 31-Aug-00	Year ended 31-Aug-01	6 months ended 28-Feb-02	Year ended 28-Feb-03	Year ended 29-Feb-04
Production	743	822	811	852	698
Sales and marketing	480	470	538	655	592
Distribution	426	517	549	480	504
Administration	215	222	226	229	209
Total	1,864	2,031	2,124	2,216	2,003

Notes to the financial information – contd.

6. Staff numbers and costs – contd.

The aggregate remuneration costs of these employees were:

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Wages and salaries	57.8	67.8	38.2	76.4	75.4
Social welfare costs	6.9	7.7	4.4	9.4	7.8
Other pension costs	1.0	1.0	1.2	2.0	6.6
	65.7	76.5	43.8	87.8	89.8

7. Tax on profit/(loss) on ordinary activities

(a) Analysis of charge in period

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Current Tax					
Republic of Ireland					
– Corporation tax	3.2	3.6	2.3	5.5	6.0
– Adjustment in respect of previous years	0.4	(0.2)	(0.3)	(0.1)	(0.1)
	3.6	3.4	2.0	5.4	5.9
United Kingdom	0.7	0.4	0.1	1.2	0.8
Foreign tax	4.6	4.3	4.9	7.1	4.1
Total current tax	8.9	8.1	7.0	13.7	10.8
Deferred tax					
Origination and reversal of timing differences	1.7	0.6	0.9	(2.8)	(0.8)
Total deferred tax	1.7	0.6	0.9	(2.8)	(0.8)
Tax on profit/(loss) on ordinary activities	10.6	8.7	7.9	10.9	10.0

7. Tax on profit/(loss) on ordinary activities – contd.

(b) Reconciliation of actual tax charge to tax at standard rate

The tax assessed for the period is different than that calculated at the standard rate of corporation tax in the Republic of Ireland as explained below.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Profit/(loss) on ordinary activities before tax	15.6	31.5	7.8	(34.9)	125.5
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax	3.9	6.7	1.5	(5.4)	15.7
Actual tax charge is affected by the following:					
Expenses, including goodwill amortisation, not deductible for tax purposes	8.2	7.4	6.5	10.5	8.5
Capital allowances for period in excess of depreciation	(1.4)	(1.6)	(0.7)	(1.1)	(0.1)
Adjustment to tax charge in respect of previous periods	0.4	(0.2)	(0.3)	(0.1)	(0.1)
Expenses deductible for tax purposes on a paid basis	(0.3)	(0.4)	(0.5)	3.7	(1.2)
Higher/(lower) tax rates on overseas profits	2.3	0.5	2.0	8.9	(11.3)
Manufacturing relief	(4.3)	(4.3)	(1.5)	(2.8)	(1.3)
Other timing differences	–	–	–	–	0.6
Current tax charge for period as above	8.9	8.1	7.0	13.7	10.8
** Note: standard rate of corporation tax*	*25.30%*	*21.33%*	*18.70%*	*15.40%*	*12.50%*

The effective tax rate has been calculated as the weighted average standard rate of tax applicable in the Republic of Ireland for the relevant year/period.

In accordance with FRS 19, no deferred tax has been provided where taxable gains have been rolled over into replacement assets. Such tax would become payable only if the replacement assets were disposed of without replacement. The total amount unprovided in respect of rolled over gains at 29 February 2004 is €0.5 million.

(c) Factors that may affect future charges

Manufacturing relief in the Republic of Ireland is due to expire on 31 December 2010.

Notes to the financial information – contd.

8. Earnings per ordinary share

For the year ended 31 August 2000, the year ended 31 August 2001, the six months ended 28 February 2002, the year ended 28 February 2003 and the year ended 29 February 2004 earnings per share has been computed using the weighted average number of ordinary shares outstanding during those periods.

	Year ended 31-Aug-2000 €m	Year ended 31-Aug-2001 €m	6 months ended 28-Feb-2002 €m	Year ended 28-Feb-2003 €m	Year ended 29-Feb-2004 €m
Profit/(loss) for the financial year/period	3.7	22.5	(0.1)	(45.8)	115.5
Adjusted for:					
Exceptional items, less tax thereon	(0.9)	–	(2.3)	–	(102.3)
Other exceptional items, less tax thereon	–	–	–	71.4	23.1
Goodwill amortisation	32.6	32.1	16.3	32.5	30.6
Adjusted profit/(loss) for the financial year/period	35.4	54.6	13.9	58.1	66.9
Weighted average number (millions) of ordinary shares	21.1	21.1	21.2	24.0	25.1

Adjusted earnings per ordinary share is calculated as follows:

	Year ended 31-Aug-2000 € cents	Year ended 31-Aug-2001 € cents	6 months ended 28-Feb-2002 € cents	Year ended 28-Feb-2003 € cents	Year ended 29-Feb-2004 € cents
Basic profit/(loss) per ordinary share	17.5	106.5	(0.5)	(190.8)	459.5
Exceptional items/Other exceptional items/Goodwill amortisation	150.3	152.0	66.2	432.9	(193.3)
Adjusted basic profit per ordinary share	167.8	258.5	65.7	242.1	266.2

The adjusted earnings per ordinary share is shown in order to highlight the underlying performance of the Group. There is no difference between the basic income/(loss) per ordinary share and diluted income/(loss) per ordinary share.

9. Intangible assets and goodwill

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Intangible Assets					
Cost					
At beginning of year /period	621.1	–	4.6	4.6	4.6
Reclassification – transfer to goodwill	(621.1)	–	–	–	–
Additions during the year/period	–	4.6	–	–	–
At end of year/period	–	4.6	4.6	4.6	4.6
Amortisation					
At beginning of year/period	–	–	(0.3)	(0.5)	(0.7)
Charged during the year/period	–	(0.3)	(0.2)	(0.2)	(0.3)
At end of year/period	–	(0.3)	(0.5)	(0.7)	(1.0)
Net book value	–	4.3	4.1	3.9	3.6

The goodwill which arose on the acquisition of CCGL from Allied Domecq plc, in January 1999 and on the acquisition of Tayto Limited in July 1999 was provisionally accounted for in the financial period ended 31 August 1999 as intangible assets relating to the brands acquired with an indefinite life.

During the financial year ended 31 August 2000, as permitted under FRS 10 "*Goodwill and Intangible Assets*", the Group reviewed this accounting policy and concluded that while, in aggregate, the value of the brands exceeded the amount paid for goodwill and intangible assets, there was no reasonable basis for allocating exact values to individual brands. As a result, it was decided to reclassify the value, previously attributed to brands and accounted for as an intangible asset, as goodwill arising on acquisitions.

The addition to intangible assets during the year ended 31 August 2001 arose on the acquisition of Kiely's (Western Distributors) Ltd (which changed its name to C&C Logistics Limited on 14 January 2004), a soft drink distribution company, with the 7UP licence for the West of Ireland.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Goodwill					
Cost					
At beginning of year/period	–	636.0	635.3	644.8	644.8
Reclassification	621.1	–	–	–	–
Minority interest purchased	–	(0.7)	–	–	–
Additions during the year/period	14.9	–	9.5	–	0.2
Deducted on disposal of Barbero	–	–	–	–	(20.7)
At end of year/period	636.0	635.3	644.8	644.8	624.3
Amortisation					
At beginning of year/period	–	(32.6)	(64.4)	(80.5)	(142.8)
Charged during the year/period	(32.6)	(31.8)	(16.1)	(32.3)	(30.3)
Impairment during the year/period	–	–	–	(30.0)	–
Written back on disposal of Barbero	–	–	–	–	7.0
At end of year/period	(32.6)	(64.4)	(80.5)	(142.8)	(166.1)
Net book value	603.4	570.9	564.3	502.0	458.2

9. Intangible assets and goodwill – contd.

The estimated useful life of the goodwill is deemed to be twenty years from 1 September 1999 and the balance sheet amounts and results for each year/period reflect the amortisation of the goodwill over this period.

The addition during the six month period ended 28 February 2002 arose on the acquisition of Findlater (Wine Merchants) Ltd.

During the year ended 31 August 2000 the Group acquired the minority interest in a subsidiary undertaking, Barbero 1891 S.p.A. The total consideration was €31.7 million and the fair value of net assets acquired was €16.8 million, and consequently goodwill arose on the acquisition of €14.9 million.

In accordance with FRS 11 "*Impairment of fixed assets and goodwill*", the carrying value of the Group's goodwill on acquisition was compared to its recoverable amount at 28 February 2003, represented by its value in use to the Group. The review resulted in an exceptional charge to operating costs of €30 million in respect of goodwill impairment. The remaining goodwill is being amortised over 20 years from the date it was first recognised.

The reduction in goodwill at cost during the year ended 29 February 2004 arose on the disposal of Barbero 1891 S.p.A – see Note 19.

The amortisation of goodwill charged, as shown above, included the following amounts relating to this disposal:

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Charge during year/period - discontinued operations	(1.8)	(1.9)	(1.0)	(1.5)	(0.8)

10. Tangible fixed assets

Year ended 31 August 2000	Freehold land & buildings €m	Leasehold land & buildings €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost					
At 31 August 1999	47.9	8.4	58.0	11.6	125.9
Reclassification	2.8	(2.1)	(3.7)	3.0	–
Additions	1.6	–	22.5	4.7	28.8
Disposals	(1.9)	–	(0.2)	(0.7)	(2.8)
Translation differences	0.4	–	(0.5)	0.1	–
At 31 August 2000	50.8	6.3	76.1	18.7	151.9
Depreciation					
At 31 August 1999	0.5	0.1	5.2	1.2	7.0
Reclassification	–	–	(0.2)	0.2	–
Charge for year	0.9	0.1	8.0	3.8	12.8
Disposals	(0.3)	–	(0.2)	(0.6)	(1.1)
Translation differences	–	–	(0.8)	(0.1)	(0.9)
At 31 August 2000	1.1	0.2	12.0	4.5	17.8
Net book value					
At 31 August 2000	49.7	6.1	64.1	14.2	134.1
At 31 August 1999	47.4	8.3	52.8	10.4	118.9

10. Tangible fixed assets – contd.

Included in the depreciation charge for the year was an amount of €0.9 million which related to the Italian subsidiary, Barbero 1891, S.p.A, which was sold in December 2003.

Year ended 31 August 2001	Freehold land & buildings €m	Leasehold land & buildings €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost					
At 31 August 2000					
As previously reported	50.8	6.3	76.1	18.7	151.9
Transfer from stocks	–	–	–	9.3	9.3
As restated	50.8	6.3	76.1	28.0	161.2
Additions	3.2	–	25.9	6.7	35.8
Disposals	–	–	(0.4)	(0.7)	(1.1)
Translation differences	(0.2)	–	(0.2)	(0.2)	(0.6)
At 31 August 2001	53.8	6.3	101.4	33.8	195.3
Depreciation					
At 31 August 2000					
As previously reported	1.1	0.2	12.0	4.5	17.8
Transfer from stocks	–	–	–	3.9	3.9
As restated	1.1	0.2	12.0	8.4	21.7
Charge for year	0.9	0.1	10.4	4.2	15.6
Disposals	–	–	(0.4)	(0.5)	(0.9)
Translation differences	–	–	(0.1)	(0.1)	(0.2)
At 31 August 2001	2.0	0.3	21.9	12.0	36.2
Net book value					
At 31 August 2001	51.8	6.0	79.5	21.8	159.1
At 31 August 2000 – as restated	49.7	6.1	64.1	19.6	139.5

Included in the depreciation charge for the year was an amount of €0.8 million which related to the Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003.

10. Tangible fixed assets – contd.

6 months ended 28 February 2002	Freehold land & buildings €m	Leasehold land & buildings €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost					
At 31 August 2001	53.8	6.3	101.4	33.8	195.3
Acquisitions	5.8	–	0.1	0.2	6.1
Additions	3.2	–	8.0	4.1	15.3
Write down due to fire damage	(2.0)	–	(13.7)	(3.4)	(19.1)
Disposals	–	–	–	(0.1)	(0.1)
Translation differences	0.2	–	0.2	0.1	0.5
At 28 February 2002	61.0	6.3	96.0	34.7	198.0
Depreciation					
At 31 August 2001	2.0	0.3	21.9	12.0	36.2
Charge for period	0.6	0.1	5.3	3.1	9.1
Write back re fire damage	(0.2)	–	(10.5)	(3.5)	(14.2)
Disposals	–	–	–	(0.1)	(0.1)
Translation differences	–	–	0.1	0.1	0.2
At 28 February 2002	2.4	0.4	16.8	11.6	31.2
Net book value					
At 28 February 2002	58.6	5.9	79.2	23.1	166.8
At 31 August 2001	51.8	6.0	79.5	21.8	159.1

During the six month period ended 28 February 2002 fixed assets with a net book value of €4.9 million were destroyed in a fire at the Belfast soft drinks plant.

Included in the depreciation charge for the period was an amount of €0.4 million which related to the Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003.

Notes to the financial information – contd.

10. Tangible fixed assets – contd.

Year ended 28 February 2003	Freehold land & buildings €m	Leasehold land & buildings €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost					
At 28 February 2002	61.0	6.3	96.0	34.7	198.0
Additions	5.0	0.5	14.9	4.8	25.2
Disposals	(0.9)	–	(2.6)	(1.9)	(5.4)
Reclassifications	–	–	(6.7)	6.7	–
Translation differences	(0.6)	–	(0.7)	(0.6)	(1.9)
At 28 February 2003	64.5	6.8	100.9	43.7	215.9
Depreciation					
At 28 February 2002	2.4	0.4	16.8	11.6	31.2
Charge for period	1.1	0.1	10.7	6.3	18.2
Disposals	–	–	(2.6)	(1.7)	(4.3)
Reclassifications	–	–	(2.6)	2.6	–
Translation differences	–	–	(0.3)	(0.3)	(0.6)
At 28 February 2003	3.5	0.5	22.0	18.5	44.5
Net book value					
At 28 February 2003	61.0	6.3	78.9	25.2	171.4
At 28 February 2002	58.6	5.9	79.2	23.1	166.8

Included in the depreciation charge for the year was an amount of €0.7 million which related to the Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003.

Year ended 29 February 2004	Freehold land & buildings €m	Leasehold land & buildings €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost					
At 28 February 2003	64.5	6.8	100.9	43.7	215.9
Adjustment re prior year disposals/fire writedown	–	–	11.5	3.3	14.8
Additions	0.7	–	4.9	4.5	10.1
Disposals	(5.9)	–	(6.9)	(1.4)	(14.2)
Sale of subsidiary	(5.5)	–	(3.7)	(1.4)	(10.6)
Translation differences	0.1	–	–	–	0.1
At 29 February 2004	53.9	6.8	106.7	48.7	216.1
Depreciation					
At 28 February 2003	3.5	0.5	22.0	18.5	44.5
Adjustment re prior year disposals/fire writedown	–	–	11.5	3.3	14.8
Charge for period	1.1	0.1	11.1	6.4	18.7
Disposals	(0.3)	–	(1.5)	(1.0)	(2.8)
Sale of subsidiary	(0.9)	–	(1.7)	(0.6)	(3.2)
Translation differences	–	–	–	–	–
At 29 February 2004	3.4	0.6	41.4	26.6	72.0
Net book value					
At 29 February 2004	50.5	6.2	65.3	22.1	144.1
At 28 February 2003	61.0	6.3	78.9	25.2	171.4

10. Tangible fixed assets – contd.

No depreciation was charged on freehold/long leasehold land with a book value of €10.2 million during the periods from 1 September 1999 to 29 February 2004.

During the six month period ended 28 February 2002, disposals as a result of the fire in manufacturing operations at the Belfast factory were based on preliminary investigations and estimates of the assets destroyed. Subsequently, the investigation was completed and it has been necessary to amend both the cost and accumulated depreciation write off of the assets destroyed.

Included in the depreciation charge for the year was an amount of €0.6 million which related to the Italian subsidiary, Barbero 1891 S.p.A, which was sold in December 2003.

11. Stocks

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Raw materials and consumables	17.8	19.1	22.1	20.3	13.3
Finished goods and goods for resale	30.1	30.6	35.7	35.5	32.9
Returnable packages (bottles, pallets and 3rd party cases)	11.0	7.0	7.2	6.2	5.5
	58.9	56.7	65.0	62.0	51.7

The estimated replacement cost of all stocks (except for bottles and pallets—see accounting policy) is not materially different from the amounts shown above.

12. Debtors

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Trade debtors	118.0	130.5	111.3	99.2	82.2
Prepayments and accrued income	9.5	9.4	14.4	12.9	7.6
Insurance proceeds receivable	–	–	14.6	17.8	–
Other debtors	2.3	2.7	2.5	2.2	6.4
	129.8	142.6	142.8	132.1	96.2
Amounts falling due after one year					
Deferred tax asset- At beginning	2.3	1.1	0.6	0.7	0.5
Movement	(1.2)	(0.5)	0.1	(0.2)	–
Eliminated on disposal of subsidiary	–	–	–	–	(0.5)
At end	1.1	0.6	0.7	0.5	–
Pension prepayments	34.0	35.1	35.3	–	–
	35.1	35.7	36.0	0.5	–
Total debtors	164.9	178.3	178.8	132.6	96.2

During the year ended 28 February 2003 pension prepayments amounting to €35.8 million were written off which comprised the prepayment at the start of the year of €35.3 million plus an additional €0.5 million which arose prior to the write off—see Note 3.

Notes to the financial information – contd.

13. Creditors

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Amounts falling due within one year					
Bank overdraft	10.1	–	–	–	–
Bank loans	46.6	49.0	44.2	51.8	52.9
Trade creditors	51.5	64.3	61.5	44.3	34.4
Accrued bank interest	7.2	7.5	1.9	1.1	1.3
Tax and social welfare	25.0	29.5	28.7	30.2	22.7
Accruals and deferred income	51.2	59.5	63.0	54.5	50.3
Total creditors	191.6	209.8	199.3	181.9	161.6

14. Tax and social welfare

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Corporation tax	7.6	9.0	12.4	14.6	9.1
Payroll taxes and social security	1.7	1.4	1.7	1.5	1.4
VAT	10.1	13.0	7.3	7.1	6.2
Excise duty	5.6	6.1	7.3	7.0	6.0
	25.0	29.5	28.7	30.2	22.7

15. Creditors

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	29-Feb-04 €m
Amounts falling due after one year					
Bank loans	445.1	397.5	734.8	690.4	507.0
Loan notes	319.0	351.7	–	–	–
	764.1	749.2	734.8	690.4	507.0

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16. Details of borrowings

Maturity analysis

	<1 Year €m	1-2 Years €m	2-5 Years €m	>5 Years €m	Total €m
As at 31 August 2000					
Bank loans					
Overdrafts	10.1	–	–	–	10.1
Bank loans repayable by instalments	46.6	44.6	163.5	8.4	263.1
Bank loans repayable in 2006 to 2008	–	–	–	228.6	228.6
Loan note repayable in 2009	–	–	–	319.0	319.0
Total borrowings	56.7	44.6	163.5	556.0	820.8
Less: Cash balance	(52.5)	–	–	–	(52.5)
Net debt	4.2	44.6	163.5	556.0	768.3

	<1 Year €m	1-2 Years €m	2-5 Years €m	>5 Years €m	Total €m
As at 31 August 2001					
Bank loans repayable by instalments	49.0	52.1	128.9	–	230.0
Bank loans repayable in 2006 to 2008	–	–	60.3	156.2	216.5
Loan note repayable in 2009	–	–	–	351.7	351.7
Total borrowings	49.0	52.1	189.2	507.9	798.2
Less: Cash balance	(66.3)	–	–	–	(66.3)
Net debt	(17.3)	52.1	189.2	507.9	731.9

	<1 Year €m	1-2 Years €m	2-5 Years €m	>5 Years €m	Total €m
As at 28 February 2002					
Bank loans repayable by instalments	44.2	51.8	268.0	45.0	409.0
Bank loans repayable in 2008	–	–	–	370.0	370.0
Total borrowings	44.2	51.8	268.0	415.0	779.0
Less: Cash balance	(33.2)	–	–	–	(33.2)
Net debt	11.0	51.8	268.0	415.0	745.8

Notes to the financial information – contd.

16. Details of borrowings – contd.

Maturity analysis

	<1 Year €m	1-2 Years €m	2-5 Years €m	>5 Years €m	Total €m
As at 28 February 2003					
Bank loans repayable by instalments	51.8	71.9	343.2	–	466.9
Bank loans repayable other than by instalments	–	–	–	275.3	275.3
Total borrowings	51.8	71.9	343.2	275.3	742.2
Less: Cash balance	(27.3)	–	–	–	(27.3)
Net debt	24.5	71.9	343.2	275.3	714.9

	<1 Year €m	1-2 Years €m	2-5 Years €m	>5 Years €m	Total €m
As at 29 February 2004					
Bank loans repayable by instalments	52.9	66.6	260.6	–	380.1
Bank loans repayable other than by instalments	–	–	–	179.8	179.8
Total borrowings	52.9	66.6	260.6	179.8	559.9
Less: Cash balance	(78.8)	–	–	–	(78.8)
Net debt	(25.9)	66.6	260.6	179.8	481.1

Unamortised issue costs have been netted against outstanding bank loans.

The loan agreements with the lenders provide for immediate repayment of all outstanding balances upon the occurrence of certain events such as a change of ownership of the holding company, and for partial repayment in the event of a qualifying initial public offering when the amount to be repaid will be such that will reduce the loans to a level not greater than 3.5 times EBITDA.

Security

C&C International has entered into bank guarantees on behalf of itself and other Group companies in respect of funding obtained under certain financing agreements. The maximum amounts guaranteed at the year ended 29 February 2004 amounted to €615.0 million together with any interest outstanding thereon. They are secured by fixed and floating charges over all of the assets of C&C International and the Group. The amounts outstanding under the agreements at 29 February 2004 amounted to €590.0 million.

17. Provisions for liabilities and charges

Year ended 31 August 2000	Deferred tax €m	Acquisitions €m	Re-Organisation €m	Other €m	Total €m
Balance at 31 August 1999	5.7	0.4	5.5	–	11.6
Charged during the year	0.5	–	0.8	–	1.3
Released unused during the year	–	(0.2)	(0.8)	–	(1.0)
Utilised during the year	–	(0.1)	(2.7)	–	(2.8)
Translation differences	0.1	–	(0.1)	–	–
Balance at 31 August 2000	6.3	0.1	2.7	–	9.1

17. Provisions for liabilities and charges – contd.

Year ended 31 August 2001	Deferred tax €m	Acquisitions €m	Re-Organisation €m	Other €m	Total €m
Balance at 31 August 2000	6.3	0.1	2.7	–	9.1
Charged during the year	0.1	–	0.2	–	0.3
Released unused during the year	–	–	(0.3)	–	(0.3)
Utilised during the year	–	(0.1)	(2.2)	–	(2.3)
Balance at 31 August 2001	6.4	–	0.4	–	6.8

6 months ended 28 February 2002	Deferred tax €m	Acquisitions €m	Re-Organisation €m	Other €m	Total €m
Balance at 31 August 2001	6.4	–	0.4	–	6.8
Charged during the period	1.1	–	–	–	1.1
Utilised during the period	–	–	(0.4)	–	(0.4)
Balance at 28 February 2002	7.5	–	–	–	7.5

Year ended 28 February 2003	Deferred tax €m	Acquisitions €m	Re-Organisation €m	Other €m	Total €m
Balance at 28 February 2002	7.5	–	–	–	7.5
Released unused during the period	(3.0)	–	–	–	(3.0)
Balance at 28 February 2003	4.5	–	–	–	4.5

Year ended 29 February 2004	Deferred tax €m	Acquisitions €m	Re-Organisation €m	Other €m	Total €m
Balance at 28 February 2003	4.5	–	–	–	4.5
Charged during the period	–	–	–	22.0	22.0
Released during the period	(0.8)	–	–	–	(0.8)
Balance at 29 February 2004	3.7	–	–	22.0	25.7

During the year ended 29 February 2004 C&C International provided €22.0 million being the estimated cost of free shares or cash compensation which is payable under the terms of an agreement with employees in the event of its shares being listed on the stock market or following a trade sale.

The amounts provided for deferred tax arise as follows:

	31-Aug-00 €m	31-Aug-01 €m	28-Feb-02 €m	28-Feb-03 €m	28-Feb-04 €m
Accelerated capital allowances	3.0	3.1	4.2	5.1	4.1
Pension surplus/prepayment	3.7	3.7	3.7	–	–
Deferred tax asset	(0.4)	(0.4)	(0.4)	(0.6)	(0.4)
	6.3	6.4	7.5	4.5	3.7

There were no material unprovided deferred tax liabilities at the above dates.

18. Acquisitions

(a) **Purchase of minority shareholding in Barbero 1891 S.p.A**	€m
Fair value of net assets acquired	16.8
Intangible fixed assets – goodwill	14.9
Consideration – paid in cash during the year	31.7
Deferred acquisition costs	
At beginning of year	1.8
Arising during the year	–
Paid during the year	(1.5)
At end of year	0.3

During the year ended 31 August 2000 the Group increased its interests in a subsidiary undertaking, Barbero 1891 S.p.A, from 68% to 100%.

Deferred acquisition costs are included in accruals and deferred income within creditors due within one year.

(b) **Purchase of Kielys (Western Distributors) Ltd (which changed its name to C&C Logistics Limited on 14 January 2004) Business held for resale:**	Book value at date of acquisition €m	Fair value adjustment €m	Fair value at date of acquisition €m
Intangible asset – 7UP franchise	–	4.6	4.6
Other net assets acquired (excluding cash)	(0.1)	(0.2)	(0.3)
Total acquired	(0.1)	4.4	4.3
Satisfied by			
Cash consideration			5.6
less cash acquired			(1.3)
			4.3

During the year ended 31 August 2001 the Group acquired the entire issued share capital of Kielys (Western Distributors) Ltd (now called C&C Logistics Limited), for the sole purpose of acquiring the 7UP franchise held by that company for the West of Ireland. Following completion, the business was wound up and the fair value adjustment to other net assets acquired relates to the restatement of these net assets to their realisable value net of winding up costs.

Deferred acquisition costs	€m
At beginning of year	0.3
Paid during the year	(0.3)
At end of year	–

18. Acquisitions – contd.

(c) **Purchase of Findlater (Wine Merchants) Ltd**	Book value at date of acquisition €m	Fair value adjustment €m	Fair value at date of acquisition €m
Net tangible assets acquired			
Tangible fixed assets	6.0	—	6.0
Debtors	3.5	—	3.5
Stocks	2.6	—	2.6
Creditors	(5.4)	—	(5.4)
	6.7	—	6.7
Goodwill	9.5	—	9.5
Total acquired	16.2	—	16.2
Satisfied by			
Cash consideration			15.7
Add net borrowings acquired			0.5
			16.2

During the six month period ended 28 February 2002 the Group acquired the entire issued share capital of Findlater (Wine Merchants) Ltd, a wine distributor in the Republic of Ireland. The Directors believe that the useful life of the goodwill is 20 years.

19. Disposal of subsidiary – year ended 29 February 2004

A summary of the effect of the disposal of an Italian subsidiary, Barbero 1891 S.p.A, during the year ended 29 February 2004 is as follows:

		€m	€m
Value of assets disposed of:			
Tangible fixed assets			7.2
Working capital	Stocks	11.0	
	Debtors	25.6	
	Creditors	(31.5)	5.1
			12.3
Capitalised goodwill eliminated on disposal			13.7
Profit on disposal			116.9
			142.9
Satisfied by:			
Cash received net of disposal costs			215.9
Cash in disposed subsidiary			(73.0)
			142.9

20. Share capital

Group and Holding Company Year ended 31 August 2000	Authorised €m	Allotted, called up and fully paid €m
Equity shares:		
At beginning and end of year	0.3	0.2

20. Share capital – contd.

During the year ended 31 August 2000 C&C Holdings allotted 12,697 ordinary shares with a nominal value of €0.01 each and at a premium of €0.99 per share. The consideration received was €12,697.

At 31 August 2000 the total number of shares allotted amounted to 21,105,153 (1999: 21,092,456) at a nominal value of €211,052 (1999: €210,925).

All allotted shares have been issued at a premium of €0.99 per share giving a total share premium of €20.9 million (1999: €20.9 million).

Year ended 31 August 2001	Authorised €m	Allotted, called up and fully paid €m
Equity shares:		
At beginning and end of year	0.3	0.2

During the year ended 31 August 2001, C&C Holdings allotted 12,697 ordinary shares with a nominal value of €0.01 each and at a premium of €0.99 per share. The consideration received was €12,697.

At 31 August 2001 the total number of shares allotted amounted to 21,117,850 (2000: 21,105,153) at a nominal value of €211,178 (2000: €211,052).

All allotted shares have been issued at a premium of €0.99 per share giving a total share premium of €20.9 million (2000: €20.9 million).

6 months ended 28 February 2002	Authorised €m	Allotted, called up and fully paid €m
Equity shares:		
At beginning and end of period	0.3	0.2

During the 6 months ended 28 February 2002, C&C Holdings allotted 130,739 ordinary shares with a nominal value of €0.01 each and at a premium of €0.99 per share. The consideration received was €130,739.

At 28 February 2002 the total number of shares allotted amounted to 21,248,589 (2001: 21,117,850) at a nominal value of €212,486 (2001: €211,178).

At 28 February 2002 the authorised share capital was 26,642,705 ordinary shares of €0.01 each.

All allotted shares have been issued at a premium of €0.99 per share giving a total share premium of €21 million (2001: €20.9 million).

20. Share capital – contd.

Group and Holding Company Year ended 28 February 2003	Authorised €m	Allotted, called up and fully paid €m
Equity shares:		
At beginning of year – *C&C Holdings*	0.3	0.2
Increase in authorised ordinary share capital during the year	7.7	–
New ordinary shares issued during the year (3,885,553 shares of €0.01 each)	–	0.1
At 28 February 2003 – *C&C International*	8.0	0.3
Convertible shares:		
At date of incorporation	–	–
Authorised and issued during the period (20,000,000 shares of €0.01 each)	0.2	0.2
At 28 February 2003	0.2	0.2

During the year, and prior to its acquisition by C&C International, C&C Holdings issued 3,881,842 new ordinary shares of €0.01 each to holders of warrants who exercised their right to subscribe for 15.5% of the fully diluted share capital of that company and also issued an additional 3,711 new ordinary shares of €0.01. This brought the total number of shares allotted to 25,134,142.

On 14 June 2002, C&C International issued 25,134,142 ordinary shares at a nominal value of €251,341 in exchange for the same number of shares in C&C Holdings. Of such shares, 21,645,652 were redesignated as Institutional Ordinary Shares on the same date.

On 14 June 2002, C&C International issued 20,000,000 convertible shares of €0.01 each to members of C&C International's management at par. In certain circumstances these may be converted to ordinary shares at a rate which is dependent on the value placed on the group at a future IPO or sale.

The only rights attaching to the convertible shares are as follows: On the occurrence of an Exit Event (i.e. sale, listing or liquidation of the company) the convertible shares will convert into either ordinary or deferred shares in accordance with a formula set out in the articles of association of the company. The convertible shares which convert into deferred shares will then be acquired by the company at no cost and cancelled.

Year ended 29 February 2004	Authorised €m	Allotted, called up and fully paid €m
Equity shares:		
At beginning and end of year	8.0	0.3
Convertible shares:		
At beginning and end of year	0.2	0.2

21. Reserves

Year ended 31 August 2000	Merger reserve €m	Capital reserve €m	Share premium account €m	Profit & loss account €m
At beginning of the year	–	3.8	20.9	17.6
Profit for the year	–	–	–	3.7
Currency translation difference	–	–	–	1.8
At end of year	–	3.8	20.9	23.1
Year ended 31 August 2001				
At beginning of the year	–	3.8	20.9	23.1
Profit for the year	–	–	–	22.5
Currency translation difference	–	–	–	(0.8)
At end of year	–	3.8	20.9	44.8
6 months ended 28 February 2002				
At beginning of the period	–	3.8	20.9	44.8
Premium on allotment of shares	–	–	0.1	–
Profit for the period	–	–	–	(0.1)
Currency translation difference	–	–	–	0.8
At end of the period	–	3.8	21.0	45.5
Year ended 28 February 2003				
At beginning of the period	–	3.8	21.0	45.5
Premium on allotment of shares	–	–	0.1	–
Transfer to share premium	–	(3.8)	3.8	–
Loss for the period	–	–	–	(45.8)
Reclassification of share premium	24.9	–	(24.9)	–
Currency translation difference	–	–	–	(2.7)
At end of the period	24.9	–	–	(3.0)
Year ended 29 February 2004				
At beginning of the period	24.9	–	–	(3.0)
Profit for the period	–	–	–	115.5
Currency translation difference	–	–	–	0.4
At end of the period	24.9	–	–	112.9

21. Reserves – contd.

As part of the arrangements for fixed term loans which were put in place in January 1999 and repaid in November 2001, a subsidiary company, C&C Holdings, issued warrants (exercisable at any time) to subscribe for 15.5% of its fully diluted share capital at a price of €0.01 per share. The fair value of the warrants issued had been taken to a capital reserve in the financial statements of C&C Holdings and amounted to €3.8 million (31 August 2001: €3.8 million). During the period ended 28 February 2003 the warrant holders exercised their rights to subscribe for the share capital and the capital reserve was then transferred to share premium in the financial statements of C&C Holdings.

On 14 June 2002, C&C International acquired the entire issued share capital of C&C Holdings at a fair value estimated by the directors of C&C International as €400 million. The consideration was satisfied by the issue of 25,134,142 ordinary shares of €0.01 each fully paid which resulted in a share premium of €399.7 million.

The combination was accounted for as a merger as set out in FRS 6 "*Acquisitions and Mergers*". Consequently, the financial statements of C&C International for the period ended 28 February 2003 were prepared on the basis of the merger method of accounting.

The merger reserve represents the difference between the nominal value and related share premium of shares issued by C&C International and the nominal value of the issued share capital of C&C Holdings and subsidiaries.

In accordance with the provisions of Section 149(5) of the Companies Act 1963, the directors being satisfied that it would be fair and reasonable and would not prejudice the rights or interests of any person, have determined that the pre-acquisition reserves of C&C Holdings should be treated as distributable by C&C International, to the extent that they were distributable by C&C Holdings.

As C&C International (individual company) has not traded in the period since incorporation to 29 February 2004, no adjustments were necessary to achieve uniform accounting policies.

22. Minority interests

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
At beginning of year/period	16.7	1.0	0.1	0.1	–
Purchase of minority shareholding in subsidiary	(16.8)	(1.2)	–	(0.1)	–
Share of profits for year/period	1.3	0.3	–	–	–
Share of dividends paid	(0.2)	–	–	–	–
At end of year/period	1.0	0.1	0.1	–	–

Notes to the financial information – contd.

23. Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Group operating profit (before exceptional items)	83.0	99.8	46.7	21.2	74.6
Goodwill amortisation/impairment	32.6	32.1	16.3	62.5	30.6
Depreciation of tangible fixed assets	12.8	15.6	9.1	18.2	18.7
(Profit) on disposal of tangible fixed assets	(0.1)	(0.2)	–	–	–
IPO evaluation costs charge	–	–	–	8.5	1.1
Write off of pension prepayment	–	–	–	35.8	–
Provision for cost of free shares	–	–	–	–	22.0
Expenditure against provisions	(2.8)	(2.3)	(0.4)	–	–
Provisions made/(released)	(0.2)	(0.1)	–	–	–
IPO evaluation costs paid	–	–	–	(7.7)	(0.3)
Fire claim proceeds/(costs) – excluding fixed assets	–	–	–	(7.4)	6.3
Reorganisation costs paid	–	–	–	–	(6.5)
(Increase)/decrease in stocks	(7.9)	(3.3)	(5.5)	2.2	(0.7)
(Increase)/decrease in operating debtors	(8.5)	(12.9)	18.3	11.8	(2.6)
(Increase)/decrease in operating creditors	21.3	19.2	(14.4)	(22.0)	9.6
Exchange difference	0.1	0.1	0.1	–	0.1
Net cash inflow from operating activities	130.3	148.0	70.2	123.1	152.9

24. Reconciliation of net cash flow to movements in net debt

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
(Decrease)/Increase in net cash	29.0	23.9	(33.1)	(5.9)	51.5
Repayment of long term bank loans	31.6	46.6	455.1	44.2	190.3
New loans net of issue costs	(25.2)	–	(776.0)	0.2	–
Repayment of debentures	1.2	–	–	–	–
Repayment of loan notes	–	–	353.0	–	–
Change in net debt resulting from cash flows	36.6	70.5	(1.0)	38.5	241.8
Roll-up of deferred loan interest	(26.8)	(32.5)	–	(6.0)	(3.8)
Amortisation of issue costs netted against loans	(3.6)	(1.6)	(12.9)	(1.6)	(4.2)
Exchange difference	0.3	–	–	–	–
Movement in net debt in the year/period	6.5	36.4	(13.9)	30.9	233.8
Net debt at beginning of year/period	(774.8)	(768.3)	(731.9)	(745.8)	(714.9)
Net debt at end of year/period	(768.3)	(731.9)	(745.8)	(714.9)	(481.1)

25. Analysis of net debt

Year ended 31 August 2000	At 31 August 1999 €m	Cash flow €m	Non-cash changes €m	Exchange adjustment €m	At 31 August 2000 €m
Cash—net of overdrafts	13.1	29.0	–	0.3	42.4
Other loans	(1.2)	1.2	–	–	–
Bank loans	(519.8)	31.6	(3.5)	–	(491.7)
Loan notes	(266.9)	(25.2)	(26.9)	–	(319.0)
	(774.8)	36.6	(30.4)	0.3	(768.3)

Year ended 31 August 2001	At 31 August 2000 €m	Cash flow €m	Non-cash changes €m	Exchange adjustment €m	At 31 August 2001 €m
Cash—net of overdrafts	42.4	23.9	–	–	66.3
Bank loans	(491.7)	46.6	(1.4)	–	(446.5)
Loan notes	(319.0)	–	(32.7)	–	(351.7)
	(768.3)	70.5	(34.1)	–	(731.9)

25. Analysis of net debt – contd.

6 months ended 28 February 2002	At 31 August 2001 €m	Cash flow €m	Non-cash changes €m	Exchange adjustment €m	At 28 February 2002 €m
Cash—net of overdrafts	66.3	(33.1)	–	–	33.2
Bank loans	(446.5)	(320.9)	(11.6)	–	(779.0)
Loan notes	(351.7)	353.0	(1.3)	–	–
	(731.9)	(1.0)	(12.9)	–	(745.8)

Year ended 28 February 2003	At 28 February 2002 €m	Cash flow €m	Non-cash changes €m	Exchange adjustment €m	At 28 February 2003 €m
Cash—net of overdrafts	33.2	(5.9)	–	–	27.3
Bank loans	(779.0)	44.4	(7.6)	–	(742.2)
	(745.8)	38.5	(7.6)	–	(714.9)

Year ended 29 February 2004	At 28 February 2003 €m	Cash flow €m	Non-cash changes €m	Exchange adjustment €m	At 29 February 2004 €m
Cash—net of overdrafts	27.3	51.5	–	–	78.8
Bank loans	(742.2)	190.3	(8.0)	–	(559.9)
	(714.9)	241.8	(8.0)	–	(481.1)

26. Capital commitments

Capital expenditure authorised by the directors but not provided for in the financial statements:

	At 31-Aug-00 €m	At 31-Aug-01 €m	At 28-Feb-02 €m	At 28-Feb-03 €m	At 29-Feb-04 €m
Contracted	19.3	22.2	13.5	1.2	5.1
Not contracted	16.3	11.4	6.0	2.0	4.6
	35.6	33.6	19.5	3.2	9.7

27. Contractual commitments

Foreign exchange

As at 29 February 2004, the Group has entered into a number of US$ foreign exchange forward contracts amounting to $25m which have maturity dates between March 2004 and March 2005. The weighted average rate of these contracts is US$1.14 to the euro. These forward contracts cover 100% of the Group's projected US$ trading exposure for the year ending 28 February 2005.

27. Contractual commitments – contd.

Interest rates
All the Group's borrowings are denominated in euro and are entirely variable rate loans. The Group has however effectively converted a proportion of its borrowings to fixed rates by entering into interest rate swap and FRA agreements as follows.

	€m
Amounts converted to fixed rates by hedging	
Year ending 28 February 2005 (at base rates of 2.33%)	300.0
3 years ending 29 February 2008 (at base rates of 4.15%)	200.0

28. Commitments under operating leases

Amounts payable within the next year under non-cancellable operating leases are as follows:

	At 31-Aug-00 €m	At 31-Aug-01 €m	At 28-Feb-02 €m	At 28-Feb-03 €m	At 29-Feb-04 €m
Land & Buildings					
Expiring within one year	0.3	–	–	1.1	0.4
Expiring in 2 to 5 years	0.3	1.0	0.9	3.1	–
Expiring in over 5 years	1.3	1.5	1.5	1.1	1.5
	1.9	2.5	2.4	5.3	1.9
Other					
Expiring within one year	0.4	0.4	0.5	1.0	0.4
Expiring in 2 to 5 years	1.3	2.4	2.2	2.5	2.9
Expiring in over 5 years	–	–	–	–	0.3
	1.7	2.8	2.7	3.5	3.6

29. Contingent liabilities

Government grants which may be repayable in certain circumstances amount to €0.1 million.

C&C International has guaranteed the liabilities referred to in Section 5(c)(ii) of the Companies (Amendment) Act, 1986, of all the subsidiary companies incorporated in the Republic of Ireland (see Note 32) in respect of the financial year ended 29 February 2004. Those subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

30. Pensions

The Group has continued to account for pensions in accordance with the accounting standard SSAP 24 and the disclosures given in (a) are those required by that standard. The new accounting standard on pensions, FRS 17 "*Retirement Benefits*", was issued in November 2000 but will not be fully applicable to the Group until 2006. The transitional disclosures required under the new standard, to the extent not given in (a), are set out in (b).

(a) Pension Schemes
Pensions for employees in Ireland and Northern Ireland are funded through a number of defined benefit pension schemes, the assets of which are held separately from the Group, vested in trustees for the benefit of employees and their dependants. The contributions are determined by qualified actuaries on the basis of periodic valuations using the projected unit method.

30. Pensions – contd.

The most recently completed actuarial valuations of the Group's main schemes were as at 1 January 2003.

The actuarial reports showed that, at the most recent valuation dates, the actuarially adjusted market value of the schemes' assets was €121.0 million in aggregate which was sufficient to cover 91% of the accrued liabilities, allowing for expected future increases in earnings.

The principal actuarial assumptions used in the valuation of the main schemes and in calculating the pension charge are that the long term investment return would exceed general salary inflation by not more than 3.0% per annum and post retirement pension increases by not more than 4.0% per annum.

The pension charge for the year ended 29 February 2004 amounted to €6.6 million which is inclusive of an amount of €1.1 million in respect of amortisation of a deficit in the funds at the start of the year (year ended 28 February 2003: €3.0 million credit in respect of a surplus in the fund).

The actuarial report is not available for public inspection.

(b) FRS17 Retirement benefits

The valuations used for FRS 17 disclosures have been based on the most recent actuarial valuations updated by the actuaries, Mercer Human Resource Consulting, to assess the liabilities of the schemes at 29 February 2004. Schemes' assets are stated at their market value at 29 February 2004.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	Year ended 29 February 2004
Valuation method	Projected unit
Discount rate	5.25%
Return on assets	6.76%
Inflation rate	2.25%
Increase to deferred benefits during deferment	2.25%
Increases to pensions in payment	3.00%
Salary increases	3.50%

Market value of schemes' assets

	At 29 February 2004	
	Long-term rate of return	€m
Equities	7.5%	107.7
Bonds	4.6%	24.6
Property	5.5%	9.0
Other	2.9%	4.0
Total market value of scheme assets	6.76%	145.3
Present actuarial value of scheme liabilities		(183.0)
(Deficit) in the scheme		(37.7)
Related deferred tax asset		5.8
	€m	
Pension assets	–	
Pension liabilities	(31.9)	
Net pension liability		(31.9)

30. Pensions – contd.

	At 29 February 2004 €m
Net assets	
Net group assets excluding pension assets	138.3
Net pension liabilities – as above	(31.9)
Net group assets including pension liabilities	106.4
Reserves	
Net group profit & loss reserve	112.9
Net pension liabilities – as above	(31.9)
Group profit & loss reserve including net pension liabilities	81.0

	Year ended 29 February 2004	
Operating profit	€m	€m
Operating profit as reported	74.6	
Add back pension cost included in operating costs	6.6	
	81.2	
Less pension costs per FRS 17 rules:		
Current service cost	(7.9)	
Past service cost	–	
	73.3	
Other finance charges		
Net finance charges as reported	50.4	
Less amount credited under FRS17 rules:		
Expected return on pension scheme assets	(8.6)	
Interest on pension scheme liabilities	8.4	
	50.2	
Profit before tax		
Profit on ordinary activities before tax as reported	125.5	
FRS 17 adjustments:		
Increase in operating costs	(1.3)	
Reduction in net finance charges	0.2	
	124.4	
Consolidated statement of total recognised gains and losses		
Total recognised gain for the period as reported		115.9
FRS17 gains and losses:		
Actual return less expected return on pension scheme assets	17.4	
Experience gains and losses arising on the scheme liabilities	(11.2)	
Changes in assumptions	(10.3)	
		(4.1)
		111.8
Movement in pension (deficit) during the period		
(Deficit) in scheme at beginning of period	(31.7)	
Currency adjustment	(0.1)	
Current service cost	(7.9)	
Contributions	5.9	
Past service costs	–	
Other financial income	0.2	
Actuarial loss	(4.1)	
(Deficit) in scheme at end of period	(37.7)	

31. Post balance sheet events

There were no significant post balance sheet events other than the appointment of advisers to C&C International in relation to a possible initial public offer of its shares.

32. Subsidiary undertakings at 29 February 2004

Name	Nature of business	Class of shares held (100% unless stated)
Main trading subsidiaries		
*Ballygowan Ltd.	Bottled spring water	Ordinary
*Bulmers Ltd.	Cider/perry	Ordinary
*Cantrell & Cochrane (Belfast) Ltd.	Soft drinks/wine & spirits	Ordinary & Preference
*C&C Management Services Ltd.	Provision of management services	Ordinary
*Cantrell & Cochrane Group Ltd.	Holding company	Ordinary
*#Cantrell & Cochrane (Holdings) Ltd.	Provision of management services	Ordinary
*C&C (Ireland) Ltd.	Soft drinks	Ordinary
*C&C (Wholesale) Ltd.	Soft drinks/beer distribution	Ordinary
*C&C International Ltd.	Liqueurs	Ordinary
*William J Dwan & Sons Ltd.	Soft drinks/beer distribution	Ordinary & Preference
*Grants of Ireland Ltd.	Wine & spirits	Ordinary
*Findlater (Wine Merchants) Ltd.	Wine distributor	Ordinary
Quinns of Cookstown (1964) Ltd.	Soft drinks/beer distribution	Ordinary
*Tayto Ltd.	Snack Foods	Ordinary
Other subsidiaries		
*Britvic Ltd.	Non-trading	Ordinary
*Aquaporte Ltd.	Dispenser spring water	Ordinary
*Aquaporte Group Ltd.	Investment	Ordinary
*Ballygowan Group Ltd.	Investment	Ordinary
*Bestormel Ltd.	Investment	Ordinary
*Bouchel Ltd.	Investment	Ordinary
*Edward & John Burke Plc.	Non-trading	Ordinary
*Edward & John Burke (1968) Ltd.	Patent company	Ordinary
Cantrell & Cochrane BV.	Holding company	Ordinary

32. Subsidiary undertakings at 29 February 2004 – contd.

Name	Nature of business	Class of shares held (100% unless stated)
~C&C Profit Sharing Trustee (NI) Ltd.	Non-trading	Ordinary
*Cantrell & Cochrane Group Pension Trust Ltd.	Non-trading	Ordinary
*Cantrell & Cochrane Group Pension Trust (No. 2) Ltd.	Non-trading	Ordinary
*Cantrell & Cochrane (Investments) Ltd.	Non-trading	Ordinary
*Cantrell & Cochrane (Italia)	Non-trading	Ordinary
*Cantrell & Cochrane (Munster) Ltd.	Non-trading	Ordinary
~Cantrell & Cochrane Pension Trust (1973) Ltd.	Non-trading	Ordinary
~Cantrell & Cochrane Pension Trust (1988) Ltd.	Non-trading	Ordinary
*TJ Carolan & Son Ltd.	Non-trading	Ordinary
*C&C Agencies Ltd.	Soft drinks/land dealing	Ordinary
*Cravenby Ltd.	Non-trading	Ordinary
*Eurosnax International Ltd.	Non-trading	Ordinary
~Eurosnax (UK) Ltd.	Non-trading	Ordinary
*Fruit of the Vine Ltd.	Wine Distributor	Ordinary
*Wm. Magner Limited	Non-trading	Ordinary
~Hollywood & Donnelly Ltd.	Non-trading	Ordinary
*Irish Mist Liqueur Co. Ltd.	Non-trading	Ordinary
*C&C Profit Sharing Trustee Ltd.	Non-trading	Ordinary
*C&C Logistics Limited	Distribution	Ordinary
*King Foods Ltd.	Non-trading	Ordinary
*King Foods Exports Ltd.	Non-trading	Ordinary
*King Kandy Ltd.	Non-trading	Ordinary
~King Snacks Ltd.	Non-trading	Ordinary
~Wm. Magner, Inc	Cider	Ordinary
*Lough Corrib Mineral Water Co. Ltd.	Non-trading	Ordinary
~James McAllister & Son Ltd.	Non-trading	Ordinary
*M O'Sullivan & Sons Ltd.	Non-trading	Ordinary
*Potato Distributors Ltd.	Non-trading	Ordinary
~Reihill McKeown Ltd.	Non-trading	Ordinary
*Showerings (Ireland) Ltd.	Non-trading	Ordinary
*Sooner Foods Ltd.	Investment	Ordinary
*Tayto Crisps Ltd.	Investment	Ordinary
*Thwaites Ltd.	Investment	Ordinary
*Tullamore Dew Company Ltd.	Investment	Ordinary
*Vandamin Ltd.	Non-trading	Ordinary

All the above subsidiary companies are registered in the Republic of Ireland and have their registered office at Kylemore Park, Dublin 10, with the exception of Cantrell & Cochrane B.V. which has its registered office at A.J.Ernststraat 595 H, 1082 LD, Amsterdam, Wm. Magner, Inc. which has its registered office at 1114 Avenue of the Americas, New York 10036-7703 and those marked "~ " which have their registered offices at 468-472 Castlereagh Road, Belfast.

*Companies covered by Section 17 guarantees (see Note 29)

Immediate subsidiary of C&C International.

Notes to the financial information – contd.

33. Restatement of C&C International's financial information for Application Note G to FRS5 – Revenue Recognition

The reconciliation set out below is based on the audited consolidated financial statements of C&C International and the available historical accounting records.

	Year ended 31-Aug-00 €m	Year ended 31-Aug-01 €m	6 months ended 28-Feb-02 €m	Year ended 28-Feb-03 €m	Year ended 29-Feb-04 €m
Turnover from continuing operations – as originally stated	617.3	695.9	386.6	762.8	764.6
Adjustment for Application Note G to FRS5 – Revenue Recognition	(35.8)	(35.4)	(22.1)	(34.1)	(33.3)
Turnover from continuing operations after adjustment for Application Note G to FRS5 – Revenue Recognition	581.5	660.5	364.5	728.7	731.3
Turnover from discontinued operations – as originally stated	52.2	54.1	32.8	63.8	56.2
Adjustment for Application Note G to FRS5 – Revenue Recognition	(4.5)	(4.5)	(2.7)	(5.8)	(5.8)
Turnover from discontinued operations after adjustment for Application Note G to FRS5 – Revenue Recognition	47.7	49.6	30.1	58.0	50.4
Net operating expenses – as originally stated	553.9	618.1	356.4	698.6	692.5
Adjustment for Application Note G to FRS5 – Revenue Recognition	(40.3)	(39.9)	(24.8)	(39.9)	(39.1)
Net operating expenses after adjustment for Application Note G to FRS5 – Revenue Recognition	513.6	578.2	331.6	658.7	653.4

Yours faithfully

KPMG
Chartered Accountants

PART 5: PRO FORMA FINANCIAL INFORMATION

Set out below is an unaudited pro forma net assets statement of C&C (the "pro forma net assets statement"). This statement is based on:

(a) the audited statutory consolidated balance sheet of C&C International as at 29 February 2004 as set out in Part 4 of this document;
(b) the audited balance sheet of the Company as at 29 April 2004 as set out in Part 4 of this document; and
(c) the other adjustments set out below.

This statement has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. This pro forma net assets statement is intended to illustrate how the issue of shares and simultaneous refinancing of debt might have affected the financial information presented if the Global Offer had occurred on 29 February 2004. Prospective investors should read the whole of this document and should not rely solely on the summarised information in this statement.

The net assets of C&C International have been extracted without material adjustment from its audited consolidated balance sheet at 29 February 2004 as set out in Part 4 of this document. The net assets of the Company as at 29 April 2004 have been extracted without material adjustment from the Accountants' Report as set out in Part 4 of this document.

	C&C International €m	C&C Group plc €m	Adjustment (i) €m	Adjustment (ii) €m	Adjustment (iii) €m	Pro forma net assets €m
Fixed assets						
Intangible assets	3.6	–	–	–	–	3.6
Goodwill	458.2	–	–	–	–	458.2
Tangible assets	144.1	–	–	–	–	144.1
Current assets						
Stocks	51.7	–	–	–	–	51.7
Debtors - due within one year	96.2	–	–	–	–	96.2
Cash at bank and in hand	78.8	–	(66.5)	–	(12.3)	–
	226.7	–	(66.5)	–	(12.3)	147.9
Creditors (due within one year)[1]	(161.6)	–	54.2	–	(14.4)	(121.8)
Net current assets	65.1	–	(12.3)	–	(26.7)	26.1
Total assets less current liabilities	671.0	–	(12.3)	–	(26.7)	632.0
Creditors (due after one year)[1]	(507.0)	–	12.3	(5.3)	3.9	(496.1)
Provisions for liabilities and charges	(25.7)	–	–	–	–	(25.7)
Net assets	138.3	–	–	(5.3)	(22.8)	110.2

Note:

[1] Total Group borrowings (before debt issue costs) included in Creditors (due within one year) and Creditors (due after one year) was €565.2 million at 29 February 2004

The above adjustments reflect:

(i) the repayment of €65.2 million of Group borrowings (€52.9 million of which was included in Creditors (due within one year) at 29 February 2004 and the remaining €12.3 million included in Creditors (due after more than one year)), plus €1.3 million of accrued interest to 29 February 2004
(ii) the refinancing of the remaining *€500.0 million* of bank debt with the consequent write-off of €5.3 million of unamortised debt issue costs associated with this bank debt
(iii) the payment by C&C out of remaining cash at bank and in hand and the available senior working capital facility under the new Bank Facilities (see Part 7 of this document) of total fees and costs of €26.7 million in relation to the Global Offer (€22.8 million) and new Bank Facilities issue costs (€3.9 million). The issue costs in relation to the new Bank Facilities will be deferred and amortised over the term of the debt

Under the terms of the Global Offer 176,000,000 new Ordinary Shares are issued, at the Offer Price of €2.26 per new Ordinary Share, equating to cash proceeds of €397.8 million. As all underwriting commissions, fees and expenses of the Global Offer are paid out of the Group's cash and available Bank Facilities, the total gross proceeds of the Global Offer of €397.8 million are used to redeem 176,000,000 Redeemable Shares, at a redemption price per Redeemable Share equal to €2.26, being the Offer Price.

No account has been taken of the trading results or events subsequent to the balance sheet dates disclosed.

KPMG

Chartered Accountants

1 Stokes Place
St. Stephen's Green
Dublin 2
Ireland

The Directors
C&C Group plc
Kylemore Park
Dublin 10
Ireland

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Davy
Davy House
49 Dawson Street
Dublin 2
Ireland

IBI Corporate Finance Limited
40 Mespil Road
Dublin 4
Ireland

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2
Ireland

Deutsche Bank AG London
Great Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

14 May 2004

Dear Sirs

C&C Group plc

We report on the pro forma net asset statement which has been prepared, for illustrative purposes only, to provide information about how the issue of shares and simultaneous refinancing of debt might have affected the financial information presented.

Responsibility

It is the responsibility solely of the Directors of C&C Group plc to prepare the pro forma net assets statement in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma net assets statement and to report our opinion to you. We do not accept any responsibility to you in respect of earlier reports previously given by us on any financial information used in the compilation of the pro forma net assets statement beyond that owed to those persons to whom those reports were addressed by us at the dates of their issue.

Basis of opinion
We conducted our work in accordance with the Statement of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma net assets statement with the Directors of C&C Group plc.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion
In our opinion:

- the pro forma net asset statement has been properly compiled on the basis set out therein;
- such basis is consistent with the accounting policies of C&C Group plc; and
- the adjustments are appropriate for the purposes of the pro forma net asset statement as disclosed pursuant to paragraph 12.29 of the Irish and UK Listing Rules of the Irish Stock Exchange and UK Listing Authority respectively.

Yours faithfully

KPMG
Chartered Accountants

PART 6: DETAILS OF THE GLOBAL OFFER

SUMMARY OF THE GLOBAL OFFER

By way of the Global Offer, which is fully underwritten by the Underwriters in accordance with the terms of the Sponsors and Underwriting Agreement (further details of which are set out in paragraph 8 of Part 7 of this document), and based on the Assumptions, the Company will, through the issue of 176,000,000 new Ordinary Shares, raise gross proceeds of €397.8 million. The commissions, fees and expenses of the Global Offer (including €9.3 million being the costs of refinancing the Group's existing borrowings) payable by the Company are expected to amount to approximately €26.7 million. All of this amount will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the gross proceeds of the Global Offer, being €397.8 million, will be used by the Company to redeem 176,000,000 Redeemable Shares at a price per share equal to the Offer Price so as to enable the existing shareholders of the Company to realise part of their shareholdings for cash raised in the Global Offer. The Company will not retain any proceeds of the Global Offer. Further details of the Redeemable Shares are set out in paragraph 3 of Part 7 of this document.

Citigroup and Goldman Sachs International are the Joint Global Co-Ordinators of the Global Offer.

Certain restrictions that apply to the distribution of this document and Ordinary Shares in jurisdictions outside Ireland and the United Kingdom are described in paragraph 9 of Part 7 of this document.

In connection with the Global Offer, the Company has granted to the Joint Global Co-Ordinators, on behalf of the Underwriters, the Overallotment Option. There will be no obligation on the Joint Global Co-Ordinators to exercise the Overallotment Option.

There can be no assurance that a regular trading market for Ordinary Shares will be sustained. The prices at which Ordinary Shares will be bought and sold on the public market after the Global Offer may be lower than the Offer Price.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the Irish and London Stock Exchanges at 8.00 a.m. on 19 May 2004. Dealings in the Ordinary Shares will commence on a conditional basis on the Irish and London Stock Exchanges on 14 May 2004 and the earliest date for settlement of such dealings is 19 May 2004. These times and dates may be changed. **All dealings in the Ordinary Shares before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

The Global Offer comprises an offer of Ordinary Shares outside the United States to institutional investors in reliance on Regulation S and within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A or another exemption from registration under the Securities Act.

All Ordinary Shares issued or sold pursuant to the Global Offer will be issued or sold, payable in full, in cash, at the Offer Price.

Financial intermediaries will be paid a commission of 1.0 per cent. in respect of Ordinary Shares allocated to them or their underlying clients.

Following Admission, the rights attaching to the new Ordinary Shares and the existing Ordinary Shares will be uniform in all respects and they will form a single class for all purposes.

Overallotment and stabilisation

In connection with the Global Offer, the Company has granted to the Joint Global Co-Ordinators, on behalf of the Underwriters, the Overallotment Option pursuant to which the Joint Global Co-Ordinators may require the Company to issue additional Ordinary Shares equal to approximately 10.0 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Overallotment Option) at the Offer Price to cover overallotments, if any, made in connection with the Global Offer and to cover short positions arising from stabilisation transactions. The Overallotment Option will be exercisable, in whole or in part, at any time up to 30 days following the date of Admission. Any Ordinary Shares issued under the Overallotment Option will be issued on the same terms and conditions as Ordinary Shares offered in the Global Offer. The net proceeds of any issue of Ordinary Shares under the Overallotment Option will be used by the Company to redeem, at the Offer Price per share, Overallotment Redeemable Shares held by the Institutional Investors.

In connection with the Global Offer, Goldman Sachs International or its affiliates or agents may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail for a limited time after the date of publication of these Listing Particulars. However, there will be no obligation on Goldman Sachs International or any of its affiliates or agents to do this. Such transactions may be effected on any securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Save as required by law, Goldman Sachs International does not intend to disclose the extent of such stabilising transactions.

Sponsors and Underwriting Agreement

The Company, the Directors, certain of the Institutional Investors, the Senior Management and the Underwriters have entered into the Sponsors and Underwriting Agreement dated 14 May 2004. Pursuant to the Sponsors and Underwriting Agreement, the Underwriters have agreed, subject to certain conditions which are customary for transactions of this type, to procure subscribers or, failing which, to subscribe themselves for, Ordinary Shares which are to be allotted pursuant to the Global Offer. All such subscriptions will be at the Offer Price.

The Sponsors and Underwriting Agreement provides that the obligations of the Underwriters are conditional upon certain conditions which are customary for transactions of this type being satisfied at Admission and are conditional upon the Bank Facilities becoming unconditional (save to the extent that the Bank Facilities are conditional upon Admission). If these conditions are not satisfied or waived, the Global Offer and these arrangements will lapse.

The Sponsors and Underwriting Agreement provides for the Underwriters to be paid commissions in respect of the Ordinary Shares to be allotted pursuant to the Global Offer. The Underwriters will bear out of such commissions received by them 13.7 per cent. of the commissions payable to financial intermediaries under the Global Offer, with the remainder of such commissions for financial intermediaries being payable by the Company.

Any commissions received by any of the Underwriters may be retained, and any Ordinary Shares acquired by them may be retained or dealt in, by them for their own benefit. Investors should be aware that, while the ability of any of the Underwriters to retain shares is not unusual in underwriting agreements, doing so to any significant degree could, by limiting the number of Ordinary Shares available in the market, affect volatility in the market price of the Ordinary Shares.

Further details of the terms of the Sponsors and Underwriting Agreement are set out in paragraph 8 of Part 7 of this document.

Orderly Market Arrangements

The Company has agreed, subject to certain exceptions, that for a period of 180 days from Admission it will not, without the prior written consent of the Joint Global Co-Ordinators, offer, sell or issue options in respect of, any Ordinary Shares or related securities, or do anything with the same economic effect. Further details are set out in paragraph 8 of Part 7 of this document.

Certain of the Institutional Investors have agreed, subject to certain exceptions, not to offer, sell or issue options in respect of, any Ordinary Shares or related securities, or do anything with the same economic effect, for a period of 180 days from Admission without the prior written consent of the Joint Global Co-Ordinators. Further details are set out in paragraph 8 of Part 7 of this document.

Each of the Directors and Senior Management has agreed, subject to certain exceptions, not to offer, sell or issue options in respect of, any Ordinary Shares or related securities, or do anything with the same economic effect, for a period of 360 days from Admission without the prior written consent of the Joint Global Co-Ordinators. Further details are set out in paragraph 8 of Part 7 of this document.

Dealings and Admission
Dealings in the Ordinary Shares will commence on a conditional basis on the Irish Stock Exchange and the London Stock Exchange on 14 May 2004. The earliest date for settlement of such dealings is 19 May 2004. All dealings in the Ordinary Shares between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis" and at the risk of the parties concerned. If the Global Offer does not become unconditional, these dealings will be of no effect.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the Irish Stock Exchange and the London Stock Exchange at 8.00 a.m. on 19 May 2004. CREST accounts in respect of Ordinary Shares issued in uncertificated form are expected to be credited on 19 May 2004. It is intended that, where applicable, definitive share certificates in respect of the Global Offer will be despatched by 19 May 2004 or as soon thereafter as is practicable. Temporary documents of title will not be issued.

CREST
CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. With effect from Admission, the Articles of the Company will permit the holding of Ordinary Shares under the CREST system. The Company has applied for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

Share certificates will be despatched by 19 May 2004 or as soon thereafter as is practicable. Investors applying for Ordinary Shares under the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if they are a system-member (as defined in the Regulations) in relation to CREST.

Conditionality of the Global Offer
The Global Offer will be subject to the satisfaction of conditions which are customary for transactions of this type contained in the Sponsors and Underwriting Agreement including the absence of any breach of representation or warranty, the absence of any material changes affecting the Group's business, the absence of any adverse market conditions or economic or political events as described in the Sponsors and Underwriting Agreement, the Bank Facilities becoming unconditional (save in respect of Admission) and Admission occurring on or before 19 May 2004 or such later date as may be agreed between the Company and the Underwriters. Further details of the Sponsors and Underwriting Agreement are set out in paragraph 8 of Part 7 of this document. The new Bank Facilities similarly contain a number of customary conditions precedent, all of which are required to be satisfied or waived in respect of the initial drawdown under the new Banking Facilities on or prior to Admission. If any of the conditions are not so satisfied or waived, Admission will not occur. Further details of the Bank Facilities are set out in paragraph 10 of Part 7 of this document. The Company also reserves the right to terminate the Global Offer (and the arrangements associated with it) at any time prior to Admission. In either of these events, the Global Offer and these arrangements will lapse.

Selling restrictions
The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those set out in paragraph 9 of Part 7 of this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Further details regarding selling restrictions under the laws of particular jurisdictions, including the United States, which must be adhered to in connection with the Global Offer are set out in paragraph 9 of Part 7 of this document.

PART 7: ADDITIONAL INFORMATION

1. THE COMPANY

The Company was incorporated in Ireland on 19 March 2004 with registered number 383466 under the Companies Acts 1963 to 2001 as a public limited company with the name Cantrell & Cochrane International plc. The Company changed its name to C&C Group plc on 27 April 2004. The principal legislation under which the Company operates is the Acts. The registered and head office of the Company is at Kylemore Park, Dublin 10, Ireland.

2. SHARE CAPITAL

2.1 Save in respect of the Global Offer none of the Ordinary Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Ordinary Shares to be admitted to the Official Lists. The Ordinary Shares are in registered form and are capable of being held in uncertificated form. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that share certificates, for those who wish to hold shares in certificated form, will be posted to shareholders on 19 May 2004. None of the Company's share capital is in bearer form.

2.2 The Company was incorporated with an authorised share capital of €140,000 divided into 40,000 ordinary shares of €1 each and 10,000,000 Ordinary Shares of €0.01 each. Since incorporation there have been the following changes in the authorised and issued share capital of the Company:

(a) on incorporation, the Company issued 40,000 ordinary shares of €1 each paid up as to €0.25 per share to the seven initial subscribers in order to ensure compliance with the minimum membership and capitalisation requirements for Irish public limited companies;

(b) on 30 April 2004, the authorised share capital of the Company was increased by the creation of 20,000,000 Convertible Shares of €0.01 each, 33,243,321 new Ordinary Shares of €0.01 each and 268,319,502 new Institutional Ordinary Shares of €0.01 each;

(c) on 30 April 2004:

(i) 20,000,000 Convertible Shares, 3,488,490 Ordinary Shares and 21,645,652 Institutional Ordinary Shares were issued to the previous shareholders of C&C International pursuant to the share exchange agreement described at paragraph 11.1 below; and

(ii) the 40,000 issued ordinary shares of €1 each which were subscribed upon incorporation were subdivided into ordinary shares of €0.01 each, redesignated as Deferred Shares and reacquired by the Company for no consideration and immediately cancelled;

(d) on 13 May 2004, 39,754,831 Ordinary Shares and 246,673,850 Institutional Ordinary Shares were, conditional on Admission, allotted pursuant to the share exchange agreement described at paragraph 11.1 below;

(e) by resolution of the Board, on 13 May 2004, 19,414,984 Ordinary Shares and 156,585,016 Institutional Ordinary Shares were converted, conditional on Admission, into Redeemable Shares. The Redeemable Shares will be redeemed out of the proceeds of the Global Offer at the Offer Price per share following Admission;

(f) by resolution of the Board dated 13 May 2004, 1,560,391 Ordinary Shares and 15,798,532 Institutional Ordinary Shares were converted, conditional on Admission, into Overallotment Redeemable Shares. If the Overallotment Option is exercised the Overallotment Redeemable Shares will be redeemed from the net proceeds of the issue of any Ordinary Shares under the Overallotment Option. To the extent that the Overallotment Redeemable Shares are not redeemed, they will convert into Ordinary Shares at the end of the Overallotment Period; and

(g) on 13 May 2004, 9,414,712 Ordinary Shares were, contingent upon the allotments and conversions described at (d) to (f) above, allotted at the Offer Price to the trustees of the PSS and Employee Trust on behalf of the eligible employees pursuant to the arrangements described in paragraph 4.2 below.

2.3 C&C International was incorporated on 22 May 2002, under the name C&C Group plc, with an authorised share capital of €140,000 divided into 40,000 ordinary shares of €1 each and 10,000,000 ordinary shares of €0.01 each. Since incorporation there have been the following changes in the authorised and issued share capital of C&C International:

(a) on incorporation, C&C International issued 40,000 ordinary shares of €1 each paid up as to €0.25 per share to the seven initial subscribers in order to ensure compliance with the minimum membership and capitalisation requirements for Irish public limited companies;

(b) on 14 June 2002, the authorised share capital of C&C International was increased by the creation of 20,000,000 convertible shares of €0.01 each and 243,025,414 new ordinary shares of €0.01 each;

(c) on 14 June 2002, 20,000,000 convertible shares of €0.01 each were issued at par to Senior Management (and the estate of a deceased member of senior management); and

(d) on 14 June 2002:

(i) 25,134,142 ordinary shares of €0.01 each were issued to the then shareholders in C&C Holdings pursuant to the share exchange agreement described at paragraph 12.5 below;

(ii) of these shares, 21,645,652 that were issued to certain Institutional Investors were redesignated as institutional ordinary shares of €0.01 each; and

(iii) the 40,000 issued ordinary shares of €1 each were subdivided into ordinary shares of €0.01 each, redesignated as deferred shares of €0.01 each and purchased by C&C International for no consideration and cancelled.

2.4 As at 13 May 2004 (being the latest practicable date prior to publication of this document), the authorised share capital of C&C Holdings was 26,642,705 ordinary shares of €0.01 each, of which 25,134,142 ordinary shares of €0.01 each were in issue.

The following is a summary of the changes which have occurred in the amount of the authorised and issued share capital of C&C Holdings during the three years preceding the date of this document:

(a) on 4 September 2001, 30,739 ordinary shares of €0.01 each were issued to a Group employee at €1 per share;

(b) on 24 January 2002, 10,000 ordinary shares of €0.01 each were issued to a Group employee at €1 per share;

(c) on 22 February 2002, 90,000 ordinary shares of €0.01 each were issued to a Group employee at €1 per share;

(d) on 22 May 2002, 3,711 ordinary shares of €0.01 each were issued to Group employees at €1 per share;

(e) on 14 June 2002, 3,881,842 ordinary shares of €0.01 each were issued at par on exercise of warrants granted on 8 January 1999 to the Institutional Investors.

2.5 At the Extraordinary General Meeting of the Company held on 30 April 2004, the shareholders of the Company resolved, among other things, that:

(a) the authorised share capital of the Company be increased from €3,315,628.23 to €8,200,000 by the creation of 488,437,177 new Ordinary Shares;

(b) the Directors be generally and unconditionally authorised in accordance with section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act") to exercise all the powers of the Company to allot relevant securities (including treasury shares which constitute relevant securities):

(i) in connection with the Global Offer, up to an aggregate nominal amount of €3,750,000 during the period commencing on 30 April 2004 and expiring (unless previously renewed, varied or revoked) on 31 July 2006; and

(ii) otherwise than pursuant to sub-paragraph (i) above, up to an aggregate nominal amount of €1,070,000 during the period commencing on 30 April 2004 and expiring on whichever is the earlier of the conclusion of the Annual General Meeting of the Company in 2005 and 30 September 2005.

(c) the Directors be empowered, pursuant to section 24 of the 1983 Act, to allot equity securities (including treasury shares which constitute equity securities) pursuant to the authority referred to in sub-paragraph (b) above as if section 23(1) of the 1983 Act did not apply to any such allotment, such power being limited to:

(i) in the case of the authority referred to in sub-paragraph (b)(i) above, the allotment of equity securities in connection with the Global Offer, including any Ordinary Shares the subject of the Overallotment Option;

(ii) in the case of the authority referred to in sub-paragraph (b)(ii) above:

(A) the allotment of equity securities in connection with an offer of securities, open for acceptance for a period fixed by the Directors, by way of rights to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or otherwise howsoever); and

(B) the allotment (otherwise than pursuant to sub-paragraph (ii) (A) above) of equity securities up to an aggregate nominal amount of €160,120.49,

such power at (i) above expiring on 31 July 2006 and the powers referred to at (ii) above expiring on whichever is the earlier of the conclusion of the Annual General Meeting of the Company in 2005 and 31 July 2005.

The shareholders of the Company also resolved at the Extraordinary General Meeting of the Company held on 30 April 2004 to adopt the new Articles of Association, the material terms of which are summarised at paragraph 3 of this Part 7, conditional upon Admission.

2.6 The following table shows the existing authorised and issued ordinary share capital of the Company and the authorised and issued share capital as it is expected to be immediately following Admission based on the Assumptions.

Existing

	Authorised		Issued and fully paid	
	Amount (€)	Number	Amount (€)	Number
Ordinary Shares	5,316,805	531,680,498	34,885	3,488,490
Institutional Ordinary Shares	2,683,195	268,319,502	216,457	21,645,652
Convertible Shares	200,000	20,000,000	200,000	20,000,000

Immediately following Admission

	Authorised		Issued and fully paid	
	Amount (€)	Number	Amount (€)	Number
Ordinary Shares[1]	7,826,411	782,641,077	3,036,186	303,618,612
Overallotment Redeemable Shares[2]	173,589	17,358,923	173,589	17,358,923

Notes:

1. The Institutional Ordinary Shares that do not convert into Deferred Shares upon Admission pursuant to the Senior Management Ratchet shall convert into Ordinary Shares. Pursuant to the Senior Management Ratchet the Convertible Shares shall convert into Deferred Shares or Ordinary Shares. The Deferred Shares shall be immediately reacquired by the Company and cancelled.
2. Assuming the Overallotment Option is not exercised, the Overallotment Redeemable Shares will be converted into Ordinary Shares

2.7 On 13 May 2004, 176,000,000 Ordinary Shares were, subject to Admission, allotted pursuant to the Global Offer at a price of €2.26 per Ordinary Share.

2.8 Assuming no exercise of the Overallotment Option, the authorised but unissued share capital following the passing of the resolutions referred to at paragraph 2.5 above and the issue of the Ordinary Shares pursuant to the Global Offer will be €4,790,225.

2.9 The Directors do not have any present intention to use the section 20 authority referred to in paragraph 2.5(b)(ii) above other than in conjunction with the New Share Plans referred to in paragraph 4 below.

2.10 The provisions of section 23(1) of the 1983 Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities (as defined in section 23(13) of the 1983 Act) which are, or are to be, paid up in cash and apply to the authorised but unissued share capital of the Company except to the extent disapplied by the resolution referred to in paragraph 2.5(c) above. This disapplication will give the Directors limited flexibility to issue Ordinary Shares for cash following the Global Offer. No such issue is presently in contemplation other than pursuant to the Global Offer or in connection with the New Share Plans referred to in paragraph 4 below.

2.11 Save as disclosed in paragraphs 2.2, 2.3, 2.4, 4.1, 4.2, 5.2, 5.3, 8(d), 8(e), 8(g), 11.1 and 11.2 of this Part 7:

(a) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any of its subsidiaries (other than intra-group issues by wholly owned subsidiaries) in the three years preceding the date of this document;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries in the three years preceding the date of this document; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

2.12 The Regulations make provision for the transfer of shares without a written transfer and the evidencing, otherwise than by a share certificate, of title to shares, provided such title is evidenced and transferred in accordance with computer based systems and procedures. The Articles of Association to be adopted on Admission permit title to the Ordinary Shares to be evidenced and transferred without a written instrument in accordance with the Regulations.

The Company has made an application to become a member of the CREST system operated by CRESTCo Limited. The permission from CRESTCo Limited must be given before Ordinary Shares can be transferred and evidenced in uncertificated form. It is expected that the Ordinary Shares will be admitted to CREST on Admission.

Share certificates will be sent by mail to holders of Ordinary Shares who have elected to remain outside the CREST system in respect of Ordinary Shares allotted or sold pursuant to the Global Offer and in accordance with the timetable set out under "Expected Timetable of Principal Events". Temporary documents of title to Ordinary Shares will not be issued pending delivery of share certificates.

2.13 The new Ordinary Shares being issued pursuant to the Global Offer will be issued at a price of €2.26 per Ordinary Share, representing a premium of €2.25 over their nominal value of €0.01 each, which price is payable in full on issue.

2.14 The Company does not have any loan capital in issue including, without limitation, outstanding convertible debt securities, exchangeable debt securities or debt securities with warrants attached.

3. SUMMARY OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of a holding company. The objects of the Company are set out in full in clause 3 of the Memorandum of Association which is available for inspection at the address specified in paragraph 17 of this Part 7.

The following is a summary of the principal provisions of the Articles of Association of the Company conditionally adopted pursuant to a special resolution of the Company passed on 30 April 2004 and referred to in paragraph 2.5 of this Part 7 and certain provisions of Irish law:

(a) Dividends

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors (which for the purposes of this paragraph 3 shall mean the directors for the time being of the Company). Subject as aforesaid, the Directors may pay such interim dividends as appear to them to be justified by the profits of the Company available for distribution. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. Except as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. No amount paid on a share in advance of calls shall be treated as paid on a share for the purposes of the above. Payment of dividends to a shareholder may in certain circumstances be withheld in accordance with the provisions of the Articles summarised in paragraph (m) below.

The Directors may at their discretion, with or subject to the sanction of an ordinary resolution, offer to the holders of ordinary shares the right to elect to receive an allotment of additional ordinary shares, credited as fully paid, instead of cash in respect of all or part of any cash dividend or dividends specified by such resolution or such part of such dividend or dividends as the Directors may determine.

Any dividend which has remained unclaimed for 12 years after having been declared shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

(b) Distribution of assets on winding up

If the Company shall be wound up and the assets available for distribution among the members are insufficient to repay the whole of the paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

(c) Voting

Votes at general meetings may be given either personally or by proxy. Subject to any rights or restrictions for the time being attached to any class or classes of shares and subject to any suspension or abrogation of voting rights pursuant to the provisions of the Articles (including the provisions summarised in paragraph (m) below), on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for every share of which he is the holder. The chairman of a meeting at which there is an equality of votes shall be entitled to a second or casting vote. The holders of Overallotment Redeemable Shares (as holders of Overallotment Redeemable Shares) shall not be entitled to vote at general meetings of the Company.

(d) Variation of rights

Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the Articles or the terms of their issue, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with, or subordinate to, those shares or by the purchase or redemption by the Company of any of its shares. At every separate meeting of holders of the shares of any class, the necessary quorum will be at least two persons holding, or representing by proxy, at least one third of the issued shares of the class.

(e) Alteration of share capital

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount;

(iii) subject to the provisions of the Acts, sub-divide its shares into shares of smaller amount; or

(iv) cancel any shares which have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital, any capital redemption reserve fund, any share premium account or any capital conversion reserve fund in any manner and with, and subject to, any incident authorised, and consent required, by law.

(f) Allotment and issue of shares

Subject to the provisions of the Acts relating to authority to allot shares, statutory pre-emption rights and otherwise and of any resolution of the Company in general meeting, the unissued shares of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount. Without prejudice to any special rights conferred on the holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions (whether as regards dividends, return of capital, voting or otherwise) as the Company may from time to time by ordinary resolution determine.

(g) Redeemable Shares and purchase of own shares

Save with respect to the redemption rights described in this paragraph (g) and the voting rights described in paragraph (c) above, the rights and restrictions attaching to the Redeemable Shares and the Overallotment Redeemable Shares shall be identical to the rights and restrictions attaching to the Ordinary Shares and the Redeemable Shares and the Overallotment Redeemable Shares shall, as classes, rank *pari passu* with the Ordinary Shares in such respects. Without prejudice to the foregoing, the Redeemable Shares and the Overallotment Redeemable Shares shall each constitute a separate class of shares from the Ordinary Shares.

Immediately following Admission, the Company shall redeem each of the Redeemable Shares (but not the Overallotment Redeemable Shares) for an amount in cash per share equal to the Offer Price.

In the event that, at any time during the Overallotment Period, the Company issues any Ordinary Shares pursuant to an exercise of the Overallotment Option, the Company will redeem, out of the net proceeds of such issue received by it, Overallotment Redeemable Shares for an amount in cash per share equal to the Offer Price. The Overallotment Redeemable Shares will be redeemed on the basis that each holder of Overallotment Redeemable Shares will have redeemed that proportion of the total number of such shares being then redeemed as equals its proportion of Overallotment Redeemable Shares in issue at that time. In the event that there remain in issue any Overallotment Redeemable Shares on the expiry of the Overallotment Period, each such Overallotment Redeemable Share shall automatically convert, without the need for any further action or resolution by the Company's shareholders (or any class of them) or the Board, into one Ordinary Share which shall rank *pari passu* with, and form the same class as, the Ordinary Shares then in issue. Following such conversion, the Company (acting by the Board if necessary) shall use its best endeavours to procure, as soon as possible and in any event within 10 days, admission to listing of the Ordinary Shares thereby arising on the official list of each listing authority upon which the Company's share capital is then listed and to trading on the stock exchanges upon which the Company's share capital is then traded.

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the holder, to be redeemed on such terms and in such manner as may be provided by the Articles, and the Company may convert any of its shares into redeemable shares. Subject to the provisions of the Acts and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares. No purchase by the Company of its own shares may be made unless it has been authorised by special resolution of the Company. Subject to the provisions of the Acts, the Company may cancel any shares so purchased or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them.

(h) Transfer of shares

Subject to the restrictions described in this paragraph and in paragraph (m) below and to the terms of issue of such shares, the certificated shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve; and the Directors may permit any shares to be held in uncertificated form and title to those shares to be transferred in accordance with the Regulations. The instrument of transfer of any certificated share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of a partly-paid share (provided that in the case of partly-paid shares which are listed or dealt in on any regulated market of the Irish Stock Exchange or of the London Stock Exchange the Directors shall not exercise that discretion in such a way as to prevent dealings in such shares from taking place on an open and proper basis).

The Directors may also decline to register any instrument of transfer of any certificated shares unless: (i) it is lodged at the registered office of the Company or at such other place as the Directors may appoint and is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to prove the title of the transferor; (ii) it is in respect of one class of share only; and (iii) it is in favour of not more than four persons jointly. The Directors may refuse to register a transfer of uncertificated shares only in such circumstances as may be permitted or required by the aforesaid Regulations or where the transfer is in favour of more than four persons jointly. The registration of transfers of shares may be suspended at such times and for such periods (not exceeding 30 days in each year) as the Directors may determine (but subject to provisions of the aforesaid Regulations).

(i) Untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable any share of a holder if and provided that:

(i) during a period of 12 years no cheque or warrant sent by the Company (through the post in a pre-paid letter addressed to the holder of such share at his address on the register or at the last known address given by him) has been cashed and no communication has been received by the Company from the holder or the person entitled by transmission (provided that during such 12 year period at least three dividends shall have become payable in respect of such share);

(ii) the Company has, after the expiration of the said period of 12 years, given notice of its intention to sell such share by advertisement in a leading daily newspaper with a national circulation in Ireland and in a newspaper circulating in the area in which the address of the holder of such share is located;

(iii) the Company has informed the Irish Stock Exchange and the UK Listing Authority of its intention to sell such share; and

(iv) the Company has not, during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the holder of such share.

(j) Directors

(i) *Number of Directors.* Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than two or more than 14. A Director shall not require a share qualification.

(ii) *Remuneration.* The ordinary remuneration of the Directors shall not exceed €600,000 or such other amount as may be determined from time to time by an ordinary resolution of the Company and shall (unless such resolution shall otherwise provide) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled to rank in such division only for a proportion of the remuneration related to the period during which he has held office. A Director who holds any additional office (including the office of chairman or deputy chairman whether or not such office is held in an executive capacity), who serves on a committee or who otherwise performs services which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director may be paid such extra remuneration as the Directors may determine. A Director holding an executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director, as the Directors may determine. The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or of committees of Directors or general meetings or otherwise in connection with the discharge of their duties.

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary undertaking or associated company of the Company or a predecessor in business of the Company or of any such subsidiary undertaking or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

(iii) *Age.* A Director is not required to retire at any time on account of age.

(iv) *Retirement at annual general meetings.* Each Director shall retire at the annual general meeting held in the third calendar year following the year in which he was appointed or last re-appointed but, unless he has agreed to retire at that annual general meeting, he shall be eligible for re-appointment at that annual general meeting.

(v) *Votes.* Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.

(vi) *Disclosure of interests by Directors.* A Director who is in any way, whether directly or indirectly, interested in any contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at a meeting of the Directors.

(vii) *Directors' interests.* Subject to the provisions of the Acts, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director, notwithstanding his office:

(A) may be a party to, or otherwise interested in, any contract, arrangement, transaction or proposal with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

(B) may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with his office of Director, and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors shall arrange;

(C) may be a director or other officer of, or employed by, or a party to any contract, arrangement, transaction or proposal with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company of the Company is otherwise interested; and

(D) shall not be accountable, by reason of his office, to the Company for any profit, remuneration or other benefit which he derives from any such contract, arrangement, transaction, proposal, office, place of profit or employment or from any interest in any such body corporate; and no such contract, arrangement, transaction or proposal entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided on account of such interest.

(viii) *Interested Director not to vote.* Save as otherwise provided by the Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has an interest which (together with any interest of any person connected with him as defined below) is to his knowledge material (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

A Director shall be entitled (in the absence of any other material interest than is indicated below) to vote (and to be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B) the giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(D) any proposal concerning any other company in which he (together with any persons connected with him as defined below) does not to his knowledge have an interest (as that term is used in Chapter 2 of Part IV of the Companies Act, 1990 (the "1990 Act")) in one per cent. or more of either any class of the equity share capital of, or the voting rights in, such company;

(E) any proposal relating to any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to which such arrangement relates; or

(F) any proposal concerning the giving to any Director of any indemnity of the kind referred to in subparagraph (l) below or the discharge of the cost of any insurance which the Company proposes to maintain or purchase for the benefit of any Director.

For the purposes of the above provisions, section 26 of the 1990 Act shall apply for the purposes of determining whether a person is connected with a Director except that in subparagraph (D) above a person who is a parent, brother, sister or child (not being a minor child) of a Director shall not by virtue only of that relationship be deemed to be connected with the Director.

(k) Borrowing powers

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

(l) Indemnity of officers

Subject to the provisions of and so far as may be admitted by the Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director, managing director, auditor, secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted to be done or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court.

(m) Disclosure of beneficial ownership

If in their absolute discretion the Directors consider it to be in the interests of the Company to do so, they may by notice require any holder of shares, or other person appearing to be interested or to have been interested in shares, to disclose to the Company in writing such information as the Directors shall require relating to the ownership of or any interest in the shares and as lies within the knowledge of such holder or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including any information which the Company is entitled to seek pursuant to section 81 of the 1990 Act.

If at any time the Directors shall determine that (A) the holder of any share or any other person has failed to comply, to the satisfaction of the Directors, with the terms of any such notice as aforesaid given to him; or (B) the holder of any share or any other person has failed to comply, to the satisfaction of the Directors, with the terms of any notice given pursuant to section 81 of the 1990 Act; or (C) the holder of any share has failed to pay any call or instalment of a call in respect of that share in the manner and at the time appointed for payment (each a "Specified Event"), the Directors may serve a notice (a "Restriction Notice") on the holder of the shares, whereby upon the expiry of 14 days from the service of the notice and for so long as such Restriction Notice remains in force:

(i) no holder(s) of the shares specified in such Restriction Notice (the "Specified Shares") shall be entitled in respect of the Specified Shares to attend or vote either personally or by proxy at any general meeting of the Company or to exercise any other right conferred by membership in relation to any such meeting; and

(ii) the Directors shall, where the Specified Shares represent not less than 0.25 per cent. of the class of shares concerned, be entitled:

 (1) except in a winding up of the Company, to withhold payment of any sum (including shares issued in lieu of dividends) payable, whether by way of dividend, capital or otherwise, in respect of the Specified Shares, and the Company shall not have any obligation to pay interest on any sum so withheld; and/or

 (2) where the Specified Event is one described at (B) or (C) above, to refuse to register any transfer (other than an Approved Transfer as defined below) of the Specified Shares.

A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than seven days, after the holder concerned or any other relevant person shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share comprised in an Approved Transfer upon registration thereof.

For the purposes of the above provisions, an "Approved Transfer" is a transfer of shares which (I) is made pursuant to acceptance of a general offer made by or on behalf of the offeror to all holders (or all such holders other than the offeror and nominees or subsidiaries of the offeror) of shares of any class; or (II) the Directors are satisfied has been made pursuant to a *bona fide* sale of the whole of the beneficial interest in the shares comprised in the transfer to a person unconnected with the holder or any other person appearing to have an interest in such shares; or (III) is made pursuant to any *bona fide* sale on any stock exchange, unlisted securities market or over-the-counter market on which shares of that class are normally traded.

Disclosure requirements

Under Irish law, where any person acquires an interest in 5 per cent. or more of the issued voting share capital of any class of a public limited company, such person must notify the company in the prescribed manner and normally within five business days, of his interest and of certain information relating to that interest. Notification must also be made of any change in the percentage level of a person's interest above 5 per cent. and any reduction to his or her interest to less than 5 per cent. Any interest, whether direct or through a spouse, minor child or company which the person in question is deemed to control or, in certain circumstances, other persons with whom he is acting in concert, would be regarded as an interest in shares for this purpose. Failure to notify punctually and properly is an offence under Irish company law. Additionally, Irish law provides that no right or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by action or legal proceeding by the person having such an interest should they fail to notify the Company of such interest. Application may be made to the Irish High Court to remove this restriction, and if the Court is satisfied that the failure to notify was accidental or due to inadvertence or that it is just and equitable to grant relief then the Court may grant such relief as it sees fit. The Company is obliged to keep a register showing all notifications received and to keep it open for inspection by the public. By virtue of the Company's listing on the Official List of the Irish Stock Exchange, the Company will be required to notify the Company Announcements Office of the Irish Stock Exchange of any disclosure made to it in compliance with these provisions and of the particulars of any interests of any person, other than a Director, in 3.0 per cent. or more of the nominal value of any class of capital carrying rights to vote in all circumstances at general meetings of the Company, if such interest has been disclosed to it, in each case within one business day of receiving such disclosure.

Additionally, under Irish law, a person who acquires or disposes of interests in Ordinary Shares must notify the Irish Stock Exchange if his percentage interest in Ordinary Shares, following the acquisition or disposal, equals, exceeds or falls below the following percentages: 10 per cent., 25 per cent., 50 per cent., and 75 per cent. Failure by a person to notify the Irish Stock Exchange within the prescribed period attracts the same sanctions as those described above for failure to notify the Company.

Irish merger control legislation

Under Irish merger control legislation, any person or entity proposing to acquire direct or indirect control of the Company through the acquisition of Ordinary Shares or otherwise must, subject to various exceptions and if various financial thresholds are met or exceeded, provide advance notice of such acquisition to the Irish Competition Authority. Failure to notify properly is an offence under Irish law. The Competition Act, 2002 defines "control" as existing if, by reason of securities, contracts or any other means, decisive influence is capable of being exercised with regard to the activities of the company. Under Irish law, any transaction subject to the mandatory notification obligation set out in the legislation (or any transaction which has been voluntarily notified to the Irish Competition Authority) will be void, if put into effect before the approval of the Irish Competition Authority or before the prescribed statutory period following notification of such transaction lapses without the Irish Competition Authority having made an order.

Irish takeover rules

The Irish Takeover Panel Act, 1997, the Irish Takeover Rules, 2001 and 2002 and the Substantial Acquisition Rules, 2001 provide the main regulatory framework in Ireland for the conduct of takeovers of Irish companies whose securities are authorised by the Irish Stock Exchange to be traded on any of its markets ("Irish listed companies"). As a company listed on the Irish Stock Exchange, that Act and those Rules will apply to the Company. The Act and the Rules will normally only be relevant when the Company is proposing to make an offer for another Irish listed company or where it is the subject of an offer. The following provisions of the Rules will, however, be of continuing relevance.

The Substantial Acquisition Rules provide that, in general, no person may within a period of seven days acquire voting shares, or rights over voting shares, if such shares would represent more than 10 per cent. of the voting rights in an Irish listed company and if the acquisition of such shares would cause that person to hold or have rights over between 15 per cent. and 30 per cent. or more of the voting shares in the company.

The Irish Takeover Rules provide that where a person acquires shares which, if taken together with shares already held by that person and by concert parties, amount to 30 per cent. or more of the voting rights of an Irish listed company, that person is required to make a general offer to acquire the shares of all other shareholders. This obligation to make a general offer is also imposed on a person (or persons acting in concert) who holds between 30 per cent. or more of the voting rights in an Irish listed company and who increases that stake by more than 0.05 per cent. in any 12 month period. The offer must be in cash, or be accompanied by a full cash alternative, at not less than the highest price paid by the offeror or any of its concert parties in the previous 12 months.

The Irish Takeover Rules and the Substantial Acquisition Rules also contain various provisions requiring notification to the Irish Takeover Panel, the Irish Stock Exchange and the company concerned of dealings in an Irish listed company's share capital whilst the company is the subject of a takeover offer.

Irish exchange control regulations

Except as described below, there are no restrictions on non-residents of Ireland dealing in shares or other securities of Irish companies and dividends and redemption proceeds (subject to the withholding, where appropriate, of withholding tax as described under the section headed "Taxation-Ireland Taxation" of this Part 7) are freely transferable to non-resident holders of such securities.

Orders made by the Minister for Finance of Ireland under the Financial Transfers Act, 1992 or the European Communities Act, 1972 and European Communities Regulations having direct effect in Ireland restrict financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the EU. The acquisition or disposal of shares issued by an Irish-incorporated company and associated payments may fall within this definition. In addition, dividends or interest payments or payments on redemption or purchase of shares, debentures or other securities in an Irish-incorporated company and payments on a liquidation of an Irish-incorporated company would fall within this definition. Currently, orders under those Acts and regulations impose restrictions on financial transfers involving residents of Iraq, Burma/Myanmar and Zimbabwe, certain persons and entities in connection with terrorism, Usama bin Laden, the Al-Qaeda network and the Taliban of Afghanistan, and Slobodan Milosevic and persons associated with him.

4. NEW SHARE PLANS

4.1 Introduction

C&C Holdings entered into an agreement with trade unions representing the majority of the Group's Irish employees on 28 March 2001 (the "Trade Union Agreement") which provided, inter alia, that eligible employees of the Group would be granted free Ordinary Shares in the event of an initial public offering of C&C and that, upon completion of any such initial public offering, an approved Save-As-You-Earn Share Option Scheme would be established. The Trade Union Agreement was approved by the employees on 17 May 2001 (the "acceptance date"). The Company has established a Profit Sharing Scheme (the "PSS") to facilitate the distribution of the free Ordinary Shares, and a Save-As-You-Earn share option scheme (the "SAYE Scheme").

The Trade Union Agreement also provides for the establishment of an approved profit sharing scheme that is to be operational from the second anniversary of Admission. The Trade Union Agreement provides that C&C Holdings and the trade unions are to commence talks three months after the Admission on the details of the profit sharing arrangements. The Company intends to use the PSS, where possible, both to facilitate the initial grant of free Ordinary Shares (described at paragraph 4.2 below) and as the vehicle for the post-Admission profit sharing arrangements.

The Company has in addition established an Executive Share Option Plan (the "Executive Plan") and a Long Term Incentive Plan (the "LTIP"). Together, the PSS, SAYE Scheme, the Executive Plan and the LTIP constitute the "New Share Plans".

4.2 Initial grant of free Ordinary Shares

(a) Eligibility

The eligible employees under the Trade Union Agreement are:

(i) all those in permanent employment on the day of Admission; and

(ii) all those in permanent employment on the acceptance date but who since that date have:

(I) retired on reaching normal retirement date; or

(II) retired or left service by reason of redundancy or ill-health, or at the request of the Group.

Those employees of the Group who have left service voluntarily, or who have been dismissed for cause, will be excluded from the initial grant of free Ordinary Shares. The Company will be the final arbiter as to whether an employee has left service in circumstances which entitle him to participate in the initial grant of Ordinary Shares.

(b) Share allocations

Under the Trade Union Agreement, the entitlement of eligible employees to receive Ordinary Shares is calculated by reference to a monetary amount per year of service, and eligible employees will receive that number of Ordinary Shares which, at the Offer Price, have an aggregate value equal to that aggregate monetary amount. On 13 May 2004, 9,414,712 Ordinary Shares in aggregate, having a total value of approximately €21.3 million, were, contingent upon the share allotments and conversions described at paragraphs 2.2 (d) to (f) above, allotted to the trustees of the PSS and the Employee Trust. The Ordinary Shares will be issued at the Offer Price, the appropriate members of the Group having granted the subscription monies to the trustees.

(c) Distribution

It has been decided that, wherever possible, Ordinary Shares should be distributed in the most tax efficient manner through the PSS whose principal terms are described in paragraphs 4.3 and 4.4 below. For employees resident in Ireland for tax purposes, it is contemplated that there will be two equal discretionary allocations under the PSS: one within 30 days of Admission and the second in January 2005. However, depending on the number of Ordinary Shares involved for each individual and his employment status, it may not be possible to distribute all the Ordinary Shares through the Revenue approved parts of the PSS. Such entitlements will be satisfied in Ordinary Shares and/or cash realised by the trustees of the PSS and Employee Trust.

4.3 Principal features common to all the New Share Plans

(a) Limits on the issue of Ordinary Shares under the New Share Plans

The New Share Plans may operate over newly issued Ordinary Shares or market-purchased Ordinary Shares.

From the day following Admission, no options may be granted or awards made under the New Share Plans which would cause the number of Ordinary Shares issued or issuable pursuant to options granted or awards made in the previous ten years (or, if shorter, in the period commencing the day following Admission and ending on the date of the proposed grant or award) under the New Share Plans, or any other share scheme adopted by the Company to exceed 10 per cent. of the Company's issued ordinary share capital from time to time.

From the day following Admission, no options or awards may be granted under the Executive Plan or the LTIP which would cause the number of Ordinary Shares issued or issuable pursuant to options or awards granted in the previous ten years (or, if shorter, in the period commencing the day following Admission and ending on the date of the proposed grant) under the Executive Plan, the LTIP or any other executive share scheme adopted by the Company, to exceed five per cent. of the Company's issued ordinary share capital from time to time.

The remuneration committee will have responsibility of overseeing the operation of the New Share Plans and will therefore ensure that these limits are adhered to.

(b) Eligibility

Employees (including the Executive Directors) of the Company and its subsidiaries will be eligible to participate, provided that they are not otherwise excluded by the relevant legislation or Revenue practice. The remuneration committee will determine eligibility under the Executive Plan and the LTIP and the Board will determine eligibility issues under the all-employee schemes (i.e. the PSS and SAYE Scheme).

(c) Rights attaching to Ordinary Shares

Ordinary Shares allotted under the New Share Plans will rank *pari passu* with all other Ordinary Shares in issue, but will not normally qualify for dividends or other rights for which the record date is earlier than the date of allotment of such Ordinary Shares. Application will be made to the Irish Stock Exchange and the UK Listing Authority for the Ordinary Shares allotted under the New Share Plans to be admitted to the Official Lists and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange.

(d) Variation of capital

Other than for the PSS, in the event of any variation of share capital, the remuneration committee may make such adjustments as it considers appropriate to the number of Ordinary Shares under option or award and the price payable to exercise the option. For the PSS, this is not necessary because the participants will be shareholders and will be treated accordingly in this capacity.

(e) Alterations to the New Share Plans

The remuneration committee may at any time alter or add to the New Share Plans in any respect, provided that the prior approval of shareholders is obtained for any alterations or additions to the advantage of participants in respect of eligibility, limits on participation, the overall limits on the issue of Ordinary Shares, terms of exercise, the rights attaching to the Ordinary Shares acquired, non-assignability of options (or other awards) and the terms of the options (or other awards) in the event of a variation of capital.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the New Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any participating company in the Group. The above does not restrict the ability of the remuneration committee to adjust performance conditions (if any) to take account of supervening events, although for options or awards granted under the Executive Plan or the LTIP, the Irish Association of Investment Managers will have to agree that such event warrants an adjustment to the performance condition. No alteration to the terms of a tax approved part of the New Share Plans may be made while it is so approved without the relevant tax authority's approval, if required.

(f) Extension of the New Share Plans overseas

The Directors have the power to extend the New Share Plans to countries outside Ireland and the United Kingdom if this is considered desirable. To do this, the Company may either add schedules to the New Share Plans or establish other plans based on the New Share Plans which will take account of local tax, exchange control or securities laws in the relevant jurisdictions.

(g) Non-transferability of awards/options

Awards and options are not transferable other than to the participant's personal representative in the event of his death.

(h) Pensionability

No benefits received under the New Share Plans will be pensionable.

4.4 The C&C Profit Sharing Scheme

In addition to the features described in paragraph 4.3 above, the principal terms of the PSS are as follows:

(a) Constituent parts

The PSS comprises the following:

- Part A which is intended to be approved by the Irish Revenue Commissioners as an approved profit sharing scheme and is capable of delivering Ordinary Shares to Irish resident employees in a potentially tax beneficial manner; and
- Part B which is intended to be approved by the UK Inland Revenue and is capable of delivering Ordinary Shares to UK resident employees in a potentially tax beneficial manner.

To operate Part A of the PSS, the Company has set up an employee trust (the "Irish Trust"), and a similar employee trust (the "UK Trust") has been set up to operate in conjunction with Part B of the PSS. The initial trustees of the Irish Trust and the UK Trust are C&C Profit Sharing Trustee Limited and C&C Profit Sharing Trustee (NI) Limited respectively. Both the Irish Trust and the UK Trust form part of the PSS.

(b) Operation

Under the PSS, sums paid to the trustees by participating companies will be used to acquire Ordinary Shares for eligible employees. The Ordinary Shares will be acquired by the trustees and will then be appropriated to individuals on an objective and inclusive basis. The Ordinary Shares will be registered in the relevant trustees' names and must normally be held by the trustees for a minimum period before being released. For awards under Part A, this period is normally two years although the Irish tax legislation encourages participants to keep the Ordinary Shares in trust for at least three years. For awards under Part B, the period is normally three years in compliance with UK tax legislation. Ordinary Shares can only be released early in special circumstances such as death or redundancy.

(c) *Individual allocations*

The rules of the PSS permit the amount of the funds allocated to acquire Ordinary Shares to be calculated in a number of objective ways. For the initial grant of Ordinary Shares, individual allocations have been based on years of service. For future awards under the PSS, no decision has been made, although it is contemplated that the overall level of awards will be linked to the Company's profitability.

It is permissible for employees to renounce awards if they so wish and all members of Senior Management have indicated that they intend to renounce their entitlement to the initial grant of Ordinary Shares.

(d) *Allocation limits*

The maximum allocation that may be made to any qualifying employee on a tax favourable basis under Parts A and B in any one year is determined by legislation. The current limits are €12,700 under Part A and £3,000 sterling under Part B.

(e) *Period of operation*

At the discretion of the remuneration committee, the PSS may be operated each year following the announcement of the Company's final results, but it may not be operated more than ten years after its adoption.

(f) *Share rights*

While Ordinary Shares remain held by the trustees, the employee to whom they have been allocated will be the beneficial owner of the Ordinary Shares and will be entitled to receive all dividends and to participate in rights and capitalisation issues in the same way as other shareholders.

4.5 The C&C Save-As-You-Earn Share Option Scheme

In addition to the features described in paragraph 4.3 above, the principal terms of the SAYE Scheme are as follows:

(a) *General*

The Company has established the SAYE Scheme pursuant to the Trade Union Agreement. The SAYE Scheme comprises two parts. Part A will be approved by the Irish Revenue Commissioners and will be used for Irish tax resident employees. Part B will be approved by the UK Inland Revenue and will be used for UK employees.

(b) *Grant of options*

Invitations to participate in the SAYE Scheme may only be issued within the six week period following the approval of the SAYE Scheme by the relevant tax authority and, thereafter, in the six week period following the announcement by the Company of its results for any period or in exceptional circumstances. It is intended that the first invitations will be issued within six months of Admission. Options may not normally be granted later than 30 days after the date invitations are made. Options may only be granted to employees who enter into savings contracts, under which monthly savings are made over a period of three or five years.

The number of Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the expected proceeds on maturity of the related savings contract.

Options may not be granted later than ten years after the adoption of the SAYE Scheme.

(c) Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any approved savings-related share option scheme may not exceed the statutory maximum (currently €320 per month for Part A and £250 sterling per month under Part B).

(d) Acquisition price

The price per Ordinary Share payable upon the exercise of options will be determined by the remuneration committee and will not be less than the higher of:

(i) 75 per cent. for Part A and 80 per cent. for Part B of the average of the price of an Ordinary Share on the dealing day prior to the day on which options are offered or the average of such prices over the three dealing days prior to the day on which the options are offered (or on such other day or days as may be agreed with the Irish Revenue Commissioners and/or the UK Inland Revenue (as appropriate), provided that no such days may fall before the Company last announced its results for any period); and

(ii) the nominal value of an Ordinary Share, if the option relates to new Ordinary Shares.

(e) Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts, provided that the optionholder remains an employee of a Group company. Earlier exercise is permitted following death or cessation of employment by reason of injury, disability, redundancy, retirement on reaching age 60 or contractual retirement age, if different, or where the optionholder's employer ceases to be within the Group. Early exercise is also permitted in the event of a takeover, amalgamation or winding-up of the Company other than in the case of an internal reorganisation, or if the participant reaches normal contractual retirement age but remains with a Group company.

4.6 The C&C Executive Share Option Plan

In addition to the features described in paragraph 4.3 above, the principal terms of the Executive Plan are as follows:

(a) General

The Company has established an Executive Plan. The Executive Plan is divided into two parts, the first part which will not qualify for any specific beneficial tax treatment and the second part which will qualify for beneficial tax treatment in the United Kingdom. The two parts are identical in all material respects unless indicated to the contrary in this summary.

The remuneration committee will be responsible for operating the Executive Plan.

(b) Grant of options

Options may be granted within the six weeks following its adoption or (in the case of Inland Revenue-approved options) its approval by the Inland Revenue and, thereafter, within the six weeks following the announcement by the Company of its results for any period, or at other times considered by the remuneration committee to be exceptional.

It is intended that options will be granted on or around Admission at the Offer Price and details of the proposed grants are given in paragraph 5.2 below.

No options may be granted more than ten years after the adoption of the Executive Plan by the Company.

No payment will be required for the grant of an option.

Options will not be granted to individuals within twelve months of their contractual or, if earlier, their anticipated retirement date.

(c) Limit on individual participation

The rules limit the value of Ordinary Shares which can be placed under option to an individual participant in any 12 month period after the date of Admission, to 150 per cent. of his base salary except where the remuneration committee concludes in very exceptional circumstances that it is necessary to exceed this limit (e.g. on recruitment). Pursuant to this limit, the remuneration committee will decide the level of grants in each year, reflecting the performance over the preceding 12 months both of the individual and of the Company and considering general market practice at the time.

Under the UK Inland Revenue-approved part of the Executive Plan, the aggregate market value at the date of grant of Ordinary Shares under option to an individual shall not exceed £30,000 sterling, or such other limit as may from time to time apply under the relevant legislation.

(d) Exercise price

Following Admission, the price per Ordinary Share payable on the exercise of an option will be the higher of:

(i) the middle-market price of an Ordinary Share on the date of grant or the dealing day immediately preceding the date of grant, or the average price over the three dealing days preceding the date of grant, as determined by the remuneration committee, provided that no such day may fall before the Company last announced its results for any period; and

(ii) the nominal value of an Ordinary Share, if the option relates to new issued Ordinary Shares.

(e) Exercise of options

An option will not normally be exercisable until three years after its grant provided that the optionholder remains a Group employee. Options will lapse seven years from the date granted or such shorter period as determined by the remuneration committee at the time of grant.

The exercise of options will also be subject to the satisfaction of a performance target which is designed to ensure that options are only exercisable if there has been an improvement in the underlying performance of the Company.

For the options granted on Admission, the performance target requires the Company's earnings per share ("EPS") to equal or exceed the Company's EPS for the year ended 29 February 2004 (both prepared on a normalised and consistent basis to reflect the disposal of Barbero, the depreciation of the US dollar and the new capital structure following Admission) increased in line with the Irish Consumers Price Index ("CPI") plus an additional 5 per cent. per annum over the three years commencing on 1 March 2004, in order for the option to become capable of exercise.

If the performance target has not been met after three years, the option will lapse.

Unvested options normally lapse on cessation of employment. However, early exercise is permitted for a limited period (six months or 12 months in the case of death):

(i) following cessation of employment for reasons of death, injury, disability, redundancy, or the employee's business unit ceasing to be part of the Group; and

(ii) on a reconstruction, take-over or winding-up of the Company provided that it is not part of a reorganisation.

In all cases, a review of the performance target will be required by the remuneration committee, which will determine whether it has been met over the reduced performance period.

In the event of a participant's retirement during the three year vesting period an option will neither lapse nor become capable of exercise on retirement. Instead, the retiree must wait the normal three years and the option will vest to the extent that the performance condition is met at that time, in which case it shall remain capable of exercise for a period of six months from the third anniversary of its date of grant.

(f) Reorganisations

In the event of an internal reorganisation, the rules of the Executive Plan provide that this will not accelerate the vesting of any options. Instead, options would be replaced by new options over ordinary shares in the new holding company or, if participants do not agree to such an exchange, would lapse.

4.7 The C&C Long Term Incentive Plan

In addition to the features described in paragraph 4.3 above, the principal terms of the LTIP are as follows:

(a) General

The adoption of the LTIP will ensure that the remuneration committee has a wide range of mechanisms available to it in order to implement its desired remuneration strategy. In the nine months following Admission, the remuneration committee as newly constituted shall review the future provision of executive remuneration at the Company. Part of this review will involve considering whether future equity incentives should be in the form of share options, performance share awards or a combination of both.

The present remuneration committee has not sought to pre-empt this review by prescribing the performance condition that will apply to any future awards granted under the LTIP. However, the remuneration committee undertakes that it will consult with the Company's major shareholders and their representative bodies prior to the first grant of any LTIP awards.

The remuneration committee will be responsible for operating the LTIP.

(b) Grant of awards

Awards may only be granted within the six weeks following the announcement by the Company of its results for any period, or at other times considered by the remuneration committee to be exceptional. Awards may not be granted more than ten years after the adoption of the LTIP by the Company.

No payment will be required for the grant of an award. Awards can take the form of a conditional right to Ordinary Shares or a nil or nominal cost share option with a limited period of exercise following vesting.

Awards will not be granted to individuals within twelve months of their contractual or, if earlier, their anticipated retirement date.

(c) Limit on individual participation

No awards may be granted over shares in any financial year whose value is greater than 100 per cent. of a participant's annual rate of salary. In exceptional circumstances, for example upon recruitment, the remuneration committee will have the discretion to grant an award of up to 200 per cent. of the individual's annual salary.

(d) Vesting of awards

An award will not normally vest until three years after its grant provided that the participant remains a Group employee.

The vesting of awards will be subject to the satisfaction of a performance target measuring corporate performance normally over three years. To the extent that the performance target is not met after three years, the award will lapse.

Unvested awards normally lapse on cessation of employment. However, awards will vest early:

(i) following cessation of employment for reasons of death, injury, disability, redundancy or the employee's business unit ceasing to be part of the Group; and

(ii) on a reconstruction, take-over or winding-up of the Company provided that it is not part of a reorganisation.

In all cases, a review of the performance target will be required by the remuneration committee, which will determine whether it has been met over the reduced performance period. Further, the vesting of awards will be time pro-rated taking account of the time elapsed from the date of grant to the early vesting date compared to the original three year vesting period, unless the remuneration committee determines that circumstances warrant otherwise.

In the event of a participant's retirement during the three year vesting period an award will neither lapse nor vest on retirement. Instead, the retiree must wait the normal three years and the award will vest to the extent that the performance condition is met at that time.

(e) Reorganisations

In the event of an internal reorganisation, the rules of the LTIP provide that this will not accelerate the vesting of any awards. Instead, awards would be replaced by new awards over ordinary shares in the new holding company.

4.8 The C&C Employee Trust (the "Employee Trust")

The trustee of the Employee Trust will be asked to meet C&C Holding's obligations under the Trade Union Agreement in respect of eligible employees whose awards of initial free Ordinary Shares cannot be delivered under the PSS. The Employee Trust will also, if necessary, hold Ordinary Shares for the purposes of the SAYE Scheme, the Executive Plan and the LTIP.

The Employee Trust is constituted by a trust deed entered into between the Company and an independent professional trustee. The Company has the power to appoint and remove the trustee. This Employee Trust is distinct from the Irish Trust and the UK Trust constituting parts of the PSS.

The Employee Trust can be used to benefit employees and former employees of the Company and its subsidiaries. The trustee of the Employee Trust has the power to acquire Ordinary Shares. Any Ordinary Shares so acquired can be used for the purposes of the New Share Plans.

The Company and its subsidiaries may fund the Employee Trust by loan or gift to acquire Ordinary Shares either by market purchase or by subscription. Any options to subscribe for Ordinary Shares granted to the Employee Trust or Ordinary Shares issued to the Employee Trust will be treated as counting against the relevant dilution limits described more fully at paragraph 4.3(a) above.

The Employee Trust will not, without shareholder approval, make an acquisition of Ordinary Shares if, as a result of that acquisition, it together with the Irish Trust and UK Trust (but excluding Ordinary Shares allocated under the PSS and held in these trusts) holds more than 5 per cent. of the Company's issued share capital.

The trustees of the Employee Trust will waive all dividends on any Ordinary Shares held in trust unless directed otherwise by the Company.

5. DIRECTORS' AND OTHER INTERESTS

5.1 The interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of the Company which:

(a) have been notified by each Director pursuant to section 53 or section 64 of the 1990 Act;

(b) are required pursuant to section 59 of the 1990 Act to be entered into the register referred to therein; or

(c) are interests of a connected person (within the meaning of section 26 of the 1990 Act) of a Director which would, if the connected person were a Director, be required to be disclosed under paragraphs 5.1(a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director,

were as at 13 May 2004 (being the latest practicable date prior to the publication of this document) and are expected to be, on the basis of the Assumptions, immediately following Admission, as follows:

Director	Number of Ordinary Shares prior to Admission	Number of Convertible Shares prior to Admission	Percentage of existing issued ordinary share capital prior to Admission	Number of Ordinary Shares following Admission[1]	Percentage of issued ordinary share capital following Admission
Tony O'Brien	2,203,550	3,464,558	0.7%	1,679,992	0.5%
Maurice Pratt	1,216,010	1,754,078	0.4%	993,310	0.3%
Brendan Dwan	1,337,875	2,103,491	0.4%	1,019,999	0.3%
Brendan McGuinness	1,540,538	2,422,129	0.5%	1,174,510	0.4%
James Muldowney	552,862	779,590	0.2%	301,073	0.1%
John Burgess	Nil	Nil	Nil	Nil	Nil
Liam FitzGerald	Nil	Nil	Nil	Nil	Nil
John Hogan	Nil	Nil	Nil	Nil	Nil
Richard Holroyd	Nil	Nil	Nil	Nil	Nil
Philip Lynch	Nil	Nil	Nil	Nil	Nil
Breege O'Donoghue	Nil	Nil	Nil	Nil	Nil

Note:
1. After redemption of Redeemable Shares, conversion of Convertible Shares into Ordinary Shares or Deferred Shares, as the case may be, and on the basis that each of the Directors shall waive all entitlement to free Ordinary Shares under the arrangements described in paragraph 4.2 above

5.2 On 13 May 2004, the following options under the Executive Plan were granted to the following Directors, conditional upon Admission, at an exercise price equal to the Offer Price:

Director	Number of Ordinary Shares under option	Aggregate exercise price	Exercise period
Maurice Pratt	1,104,500	€2,496,170	13/05/07-13/05/11
Brendan Dwan	322,200	€728,172	13/05/07-13/05/11
Brendan McGuinness	340,800	€770,208	13/05/07-13/05/11
James Muldowney	277,000	€626,020	13/05/07-13/05/11

5.3 Save as set out in paragraphs 5.1 and 5.2, none of the Directors has or will, immediately following Admission, have any interest in the share capital of the Company or any of its subsidiaries. Each member of Senior Management has waived his entitlement to free Ordinary Shares under the PSS as referred to in paragraph 4.2 of this Part 7. Save as set out in paragraphs 5.1 and 5.2, none of the Directors has or will, immediately following Admission, have any interest in the share capital of the Company or any options in respect of such share capital nor has any connected person of a Director any such interest, the existence of which is known to or could with reasonable diligence be ascertained by that Director.

5.4 As at 13 May 2004 (being the latest practicable date prior to the publication of this document), in so far as is known to the Company, the following persons (in addition to those disclosed in paragraph 5.1 above) were, and, on the basis of the Assumptions, following Admission are expected to continue to be, directly or indirectly interested in three per cent. or more of the issued share capital of the Company.

Shareholder	Number of Ordinary Shares prior to Admission	Percentage of existing issued ordinary share capital prior to Admission	Number of Ordinary Shares following Admission[1]	Percentage of issued ordinary share capital following Admission
CIE Management II Limited	139,778,015	44.9%	57,608,769	17.9%
Teabar Capital Corp	60,750,168	19.5%	25,037,861	7.8%
Capital d'Amerique CDPQ Inc.	48,991,917	15.7%	20,191,760	6.3%

Note:
1. After redemption of Redeemable Shares

5.5 Save as set out in this paragraph, the Company is not aware of any person who is, or will be following Admission, interested (within the meaning of the Act), directly or indirectly, in three per cent. or more of the issued share capital of the Company.

5.6 The Company is not aware of any person who either as at the date of this document or immediately following Admission, directly or indirectly, jointly or severally, exercises, or could exercise, control over the Company.

5.7 Each of the Executive Directors (other than Maurice Pratt and James Muldowney) entered into a service agreement with Cantrell & Cochrane Group Limited on 8 January 1999. Each of Maurice Pratt and James Muldowney entered into a service agreement with C&C International on 18 June 2002. Each service agreement is on similar terms.

The term of each of these service agreements is not fixed. The contracts for each of Maurice Pratt and James Muldowney are terminable on six months' notice by the employee or on twelve months' notice by the employer. No notice period is specified in Brendan Dwan's service contract which would be terminable by either party on reasonable notice in accordance with general Irish legal principles (between six and 24 months' notice from C&C, depending on length of service, and potentially minimal notice from Brendan Dwan). Brendan McGuinness' service contract is terminable by him on six months' notice and by C&C on 24 months' notice.

The Executive Directors' salaries are subject to annual review. The current basic salary of each Executive Director is as follows:

Name	Position	Basic Salary
Maurice Pratt	Chief Executive Officer	€551,000
Brendan Dwan	Group Finance Director	€258,000
Brendan McGuinness	Managing Director, Alcohol Division	€275,000
James Muldowney	Strategy and Development Director	€222,000

Each of the Executive Directors is entitled to participate in the bonus scheme for senior management which provides for a bonus to be payable in respect of each financial year ending 28 February. The bonus is payable to all executive directors conditional on achievement by the Group of operating profit targets. A percentage of the bonus is payable by reference to the profit targets described below, the balance is payable by reference to individual performance criteria.

The annual bonus payable to Maurice Pratt, Chief Executive Officer, is up to 50 per cent. of his basic salary. In addition, a long term bonus of up to 40 per cent. of basic salary will be payable annually, as determined by the remuneration committee, for achievement, over a rolling three year period, of performance targets related to total shareholder return and earnings per share growth on the upper quartile of a peer group of eight Irish and international drinks companies. 20 per cent. of basic salary will be payable in respect of each measure of performance. The Board believes that these performance targets are appropriately demanding. For the other Executive Directors, the annual bonus payable is up to 40 per cent. of their basic salary, of which two thirds is payable for achievement of operating profit targets and one third is payable by reference to individual performance criteria. The Group also agrees to reimburse the Director in respect of all expenses reasonably incurred by him in the proper performance of his duties, to provide him with a car, and to contribute to his pension and health insurance benefit schemes.

Each agreement sets out restrictions on the ability of the Director to participate in businesses competing with those of the Group, approach customers of the Group or entice or solicit away from the Group any senior employees of the Group, for a period of one year after the termination of his employment, save that, in the case of Maurice Pratt's and James Muldowney's contracts, these restrictions apply for a period of one year from the date on which notice of termination of the contract is served or for a six month period from the date on which the agreement is terminated for cause without notice.

5.8 The Group has agreed to pay in aggregate up to €450,000, to be split one third to Maurice Pratt and the remainder equally between the three other Executive Directors of the Company, as a bonus for the successful completion of the Global Offer, taking into account the performance of the four Executive Directors in the Global Offer process as assessed by John Burgess and Tony O'Brien.

5.9 Tony O'Brien is engaged as Chairman on the terms of a service agreement with Cantrell & Cochrane Group Limited dated 8 January 1999 (as amended to reflect his role as Chairman of the Group). The term of the contract is not fixed. The agreement is terminable by Tony O'Brien on six months' notice and by the employer on twelve months' notice. Tony O'Brien receives an annual salary of €165,000, subject to review. He is also provided with a company car and health insurance benefits.

5.10 Each of John Burgess, Liam FitzGerald, John Hogan, Richard Holroyd, Philip Lynch and Breege O'Donoghue is engaged by the Company as a non-executive Director on the terms of a letter of appointment dated 26 April 2004. Each appointment (other than that of John Burgess) is for an initial period of three years (subject to the Articles) but is terminable at will by either party at any time. The letter of appointment for John Burgess has no initial period and provides (subject to the Articles) that he shall serve as a non-executive Director for so long as funds advised by BC Partners and their co-investors hold in aggregate 5.0 per cent. or more of the issued share capital of the Company. Each non-executive Director will receive an annual fee of €50,000. The chairman of the Audit Committee and the Senior Independent Director will receive a further fee of €20,000 per annum.

5.11 Save as set out in paragraphs 5.7, 5.9 and 5.10, there are no existing or proposed service contracts or terms of appointment between the Directors and any member of the Group.

5.12 Save in respect of the bonuses payable to certain Directors described in paragraphs 5.7 and 5.8 above and the Senior Management Ratchet, no Director has or has had any direct or indirect interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

5.13 There are no outstanding loans granted or provided by any member of the Group to, or for the benefit of, any Director nor has any guarantee been provided by any member of the Group for their benefit.

5.14 In the financial year ended 29 February 2004, the total aggregate of the remuneration paid and benefits in kind granted (under any description whatsoever) to the Directors by members of the Group was €2.6 million. The aggregate emoluments (including pension contributions and other benefits paid or granted by the Company or any of its subsidiaries) of the Directors for the year ending 28 February 2005, under the arrangements in force at the date of this document, is expected to amount to approximately €3.5 million.

5.15 Save as set out in paragraphs 4.4(c) and 5.3, there is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

5.16 The Directors:

(a) in addition to their directorships of the Company and its subsidiaries, are or have been directors or partners of the following companies and partnerships at any time in the previous five years:

Tony O'Brien

Present directorships and partnerships:	CRH plc
Past directorships and partnerships:	Anglo Irish Bank Corporation plc and Lyons Irish (Holdings) plc

Maurice Pratt

Present directorships and partnerships:	eircom Group plc, Uniphar plc, The Fairgreen Partnership, Little Mill Limited and Repak Limited
Past directorships and partnerships:	Tesco Ireland Limited and The Irish Heart Foundation

Brendan Dwan

Present directorships and partnerships:	None
Past directorships and partnerships:	None

Brendan McGuinness

Present directorships and partnerships:	None
Past directorships and partnerships:	None

James Muldowney

Present directorships and partnerships:	None
Past directorships and partnerships:	None

John Burgess

Present directorships and partnerships:	BC Partners Holdings Limited and Baxi Holdings Limited
Past directorships and partnerships:	Filuxel SA and Elifin SA

Philip Lynch

Present directorships and partnerships:	Axia Broadband Services Ireland Limited, An Bord Bia, CAO Limited, CEDEST ENGRAIS S.A., Clarendon Feeds Limited, Clarendon Silos Limited, Cork University Foundation, D.T. Russell Baird (Ireland) Limited, FBD Holdings plc, Heiton Group plc, IAWS Group plc, Irish Life & Permanent plc, James Clow & Co Limited, McCaughey Russell & Baird Limited, Odlum Group Ltd, Renore Limited, FBD Holdings plc and Waterford Regional Airport plc
Past directorships and partnerships:	Dun Laoghaire Harbour Company, ePower Limited, Feed Factors Limited, Irish Management Institute Limited, IKEM S.A., SUD FERTILISANT S.A., The Cork Butter Museum Ltd and The Lithographic Group Limited

John Hogan

Present directorships and partnerships:	Abbey plc, Leopold Joseph Umbrella Fund plc, Irish Payment Services Organisation Limited, Sentient Solutions Limited and People in Need Trust Limited
Past directorships and partnerships:	Fay Environmental Limited, Virtual Gift Certificate Corporation Limited, Abbeygate Trust, Cap Gemini Ernst & Young Ireland Limited, Ernst & Young, Ernst & Young Corporate Finance Limited, Ernst & Young Financial Services Limited, Ernst & Young Limited, Example (Ireland) Limited, Stephen Trust Company, Valrep Limited and Canterbury Insurance Limited

Breege O'Donoghue

Present directorships and partnerships:	Primark
Past directorships and partnerships:	An Post and Aer Rianta

Liam FitzGerald

Present directorships and partnerships:	United Drug plc
Past directorships and partnerships:	None

Richard Holroyd

Present directorships and partnerships:	Otto Weibel AG and ABRO
Past directorships and partnerships:	Moneybox Corporation Limited

(b) have no unspent convictions relating to indictable offences;

(c) have had no bankruptcies or individual voluntary arrangements;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

5.17 The business address of all of the Directors is Kylemore Park, Dublin 10, Ireland.

6. TAXATION

The following is a general guide to the material taxation consequences in Ireland (paragraph 6.1), the United Kingdom (paragraph 6.2) and the United States (paragraph 6.3) arising for investors regarding the ownership and disposition of Ordinary Shares in the Company. The guidance, which is intended as a general guide only, does not purport to be an exhaustive analysis of all possible tax considerations and investors should in all cases satisfy themselves as to the tax consequences of the ownership or disposition of shares by consulting their own tax advisers. The gift and inheritance tax consequences in Ireland, the United Kingdom and the United States of ownership of Ordinary Shares is not considered in this document.

It is important for all investors to be aware of the material taxation consequences arising in Ireland and, accordingly, paragraph 6.1 should be reviewed by all investors, whether resident in Ireland or otherwise. Investors who are resident for tax purposes in the United Kingdom or the United States should review paragraph 6.2 or paragraph 6.3 respectively, which outline certain specific material taxation consequences which are relevant in those jurisdictions.

6.1 IRELAND–TAXATION

The following is a summary of certain material Irish tax consequences arising for investors regarding the ownership and disposition of Ordinary Shares in the Company, where these Ordinary Shares are held as capital assets. It is based on current Irish tax laws and Revenue practice and rates of taxation in force at the date of this document, which may be subject to change, perhaps with retrospective effect. The summary does not address all possible tax consequences relating to an investment in the Company's shares. In particular, it does not purport to address the tax consequences for special classes of investors, such as dealers in securities, of owning Ordinary Shares. Neither does it consider the impact which a double tax agreement may have on liability to tax. All potential investors should satisfy themselves as to the consequences of ownership or disposition of Ordinary Shares in the Company by consulting with their own tax advisers.

6.1.1. Taxation of dividends on Ordinary Shares

Dividend Withholding Tax

Distributions made by the Company are generally subject to a withholding tax ("DWT") at the standard rate of income tax (currently 20 per cent.) unless the shareholder is within one of the categories of exempt shareholders referred to below. Where DWT applies, the Company is responsible for withholding it at source. For DWT purposes, a dividend includes any distribution made by the Company to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies and where the Company receives all necessary documentation required by the relevant legislation from the shareholder prior to payment of the dividend.

Certain categories of Irish resident shareholders are entitled to exemption from DWT, including (but not limited to) companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by the Company to Irish resident shareholders who are individuals are not exempt from DWT.

Certain non-Irish resident shareholders (both individual and corporate) are also entitled to exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from the Company if the shareholder is:

- an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland; or
- a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty; or
- a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled by persons so resident and resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty; or
- a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75.0 per cent. parent) is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or
- a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance,

and provided that, in all cases noted above, the shareholder has made the appropriate declaration to the Company prior to payment of the dividend.

Irish tax on dividends: non-Irish resident shareholders

Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from the Company. However, the DWT deducted by the Company discharges such liability to Irish income tax. Where a non-resident shareholder is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by the Company, a claim may be made for a refund of the DWT.

Irish tax on dividends: Irish resident shareholders

Irish resident individual shareholders are subject to Irish income tax on the gross dividend (which is the dividend received plus DWT) received from the Company at their marginal rate of tax (which is currently either 20.0 per cent. or 42.0 per cent. depending on their circumstances) but are entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

Irish resident corporate shareholders are generally exempt from Irish tax on dividends received from Irish resident companies. However, if an Irish resident corporate shareholder is a close company it may, in certain circumstances, be liable to a 20 per cent. investment income surcharge in respect of dividends received from the Company.

6.1.2. Capital gains tax

Irish resident shareholders are subject to Irish capital gains tax on gains arising on the disposals of Ordinary Shares. Irish capital gains tax is chargeable at the rate of 20.0 per cent. on capital gains. An individual shareholder may be able to mitigate any taxable gain to the extent that that shareholder's annual exemption from capital gains tax is not otherwise used.

Shareholders that are neither resident nor ordinarily resident in Ireland are not subject to Irish capital gains tax on disposals of Ordinary Shares unless the Ordinary Shares (i) are or were held for the purposes of a trade carried on by the shareholder in Ireland or (ii) derive the greater part of their value from Irish land or exploration rights and are unquoted.

An Irish resident individual who is a shareholder and who ceases to be Irish resident for a period of less than five years and who disposes of Ordinary Shares during that period, may be liable, on a return to Ireland, to capital gains tax on any gain realised.

6.1.3. Stamp duty

Irish stamp duty, which is a tax on certain documents, is payable on all transfers of shares of an Irish registered company (other than those that occur, in certain circumstances, between associated companies or between spouses) wherever a document of transfer is executed. The charge to stamp duty includes CREST operator instructions. Where no operator instructions are generated the transfer shall be deemed to be within the charge to Irish stamp duty. Where the transfer is attributable to an arm's length sale, stamp duty will be charged at a rate of one per cent. (the ad valorem rate), rounded down to the nearest €1, of the amount or value of the purchase price. In the case of a transfer by way of gift (other than an exempt transfer to a spouse), or for a consideration less than the market value of the shares transferred, stamp duty will be charged at the ad valorem rate on such market value. Where the consideration for the sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing at the date of execution of the transfer.

Transfers of shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee) will generally be exempt from stamp duty if they contain the appropriate certificate, otherwise a nominal, fixed duty, currently €12.50, will apply.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and surcharges.

Under an arrangement between Ireland and the United Kingdom, credit is given in Ireland for UK stamp duty payable on the transfer of Ordinary Shares where the instrument of transfer is stampable in both jurisdictions (see paragraph 6.2.3 below as regards UK stamp duty). Irish stamp duty on CREST operator instructions is collected through the CREST system and passed directly by CREST to the Irish Revenue Commissioners.

6.2. UNITED KINGDOM–TAXATION

The following is a summary of certain material UK tax consequences arising for investors regarding the ownership and disposition of Ordinary Shares in the Company, where those Ordinary Shares are held as capital assets. It is based on current UK tax laws and Inland Revenue practice and rates of taxation in force at the date of this document, which may be subject to change, perhaps with retroactive effect. The summary does not address all possible tax consequences relating to an investment in the Company's shares. In particular, it does not purport to address the tax consequences for special classes of investors, such as dealers in securities, of owning shares in the Company or investors that hold the Company's shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency, in the case of a corporate investor, a permanent establishment, or otherwise). Neither does it consider in any detail the impact which a double tax agreement may have on liability to tax. All potential investors should satisfy themselves as to the tax consequences of the ownership or disposition of Ordinary Shares in the Company by consulting with their own tax advisers.

6.2.1 Taxation of dividends on Ordinary Shares

UK tax resident individual shareholders will generally be liable to income tax on the gross amount of any dividends paid by the Company before deduction of any Irish tax withheld. UK tax resident corporate shareholders will generally be liable to corporation tax on dividends paid by the Company before deduction of any Irish tax withheld. Shareholders who carry on a trade, profession or vocation in the United Kingdom through a branch or agency or permanent establishment in connection with which the Ordinary Shares are held will generally be subject to UK income tax or corporation tax, as the case may be, on the gross amount of dividends paid by the Company before deduction of any Irish tax withheld. Irish withholding tax withheld from the payment of a dividend (and not recoverable from the Irish tax authorities) will generally be available as a credit against the income tax or corporation tax payable by the shareholder in respect of the dividend.

The income tax charge in respect of dividends for UK tax resident individual shareholders, other than higher rate taxpayers, will be at the rate of 10 per cent. A higher rate taxpayer will be liable to income tax on dividends paid by the Company (to the extent that, taking the dividend as the top slice of his income, it falls above the threshold for the higher rate of income tax) at the rate of 32.5 per cent. UK tax resident individual shareholders who are not liable to income tax on their income and those who hold their Ordinary Shares through a Personal Equity Plan ("PEP") or Individual Savings Account ("ISA") will not be subject to tax on dividends.

An individual shareholder who is resident, but not domiciled, in the United Kingdom or a Commonwealth citizen or citizen of the Republic of Ireland who is resident, but not ordinarily resident, in the United Kingdom, will be liable to United Kingdom income tax whether or not dividends paid by the Company are remitted or deemed to be remitted to the United Kingdom.

6.2.2 Capital gains tax

Any disposal by UK tax resident or ordinarily resident holders of the Ordinary Shares may, depending on their individual circumstances, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of capital gains.

An individual shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom, and whose shares are not situated in the United Kingdom, will be liable to United Kingdom capital gains tax only to the extent that chargeable gains made on the disposal of shares are remitted or deemed to be remitted to the United Kingdom. As the Company's principal share register is situated in the Republic of Ireland, the shares are considered to be located abroad for capital gains tax purposes, but dealings in the shares on the London Stock Exchange may give rise to remitted profits which would therefore be taxable.

Shareholders who are temporarily non-resident for a period of less than 5 years may be subject to UK tax on capital gains on disposals of their shares as if, broadly, the disposal was made in such shareholders' years of return to the UK.

6.2.3 Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market makers, brokers, dealers, intermediaries and persons connected with voluntary arrangements or clearance services, to whom special rules apply. No UK stamp duty or stamp duty reserve tax will be payable on the issue of the Ordinary Shares. UK stamp duty (at the rate of 0.5 per cent. of the amount of the value of the consideration for the transfer rounded up where necessary to the nearest £5 sterling) is payable on any instrument of transfer of the Ordinary Shares executed within, or in certain cases brought into, the United Kingdom. Provided that the Ordinary Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Ordinary Shares will not be subject to UK stamp duty reserve tax.

6.2.4 Individual Savings Accounts ("ISA")

Ordinary Shares will be eligible to be held in the stocks and shares component of an ISA subject to applicable subscription limits, and provided the ISA manager has acquired the shares by purchase in the market or by application for shares publicly offered for sale or subscription. Accordingly, Ordinary Shares acquired under the Global Offer will be eligible to be held in an ISA. Gains on, and dividends received in respect of, shares held within an ISA are exempt from UK capital gains tax and income tax.

6.3. UNITED STATES–TAXATION

The following is a summary of the material US federal income tax consequences for US Taxpayers (as defined below) of the purchase, ownership and disposition of the Ordinary Shares. This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Ordinary Shares held as capital assets and does not address any special United States tax consequences that may be applicable to US Taxpayers that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities, financial institutions, life insurance companies, tax-exempt entities, persons holding Ordinary Shares as part of a hedging, constructive ownership or conversion transaction or a straddle or whose functional currency is not the United States dollar, investors liable for alternative minimum tax, persons who acquire Ordinary Shares pursuant to an employee stock option or otherwise as compensation, or investors that actually or constructively own 10 per cent. or more of the voting stock of the company. In addition, it does not address tax consequences to holders owning Ordinary Shares through pass–through entities. The discussion below is based on the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof as well as on the income tax treaty between the United States and Ireland (the "Treaty"). Such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in US federal income tax consequences different from those discussed below. Prospective investors should consult their own tax advisors to determine the US federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of Ordinary Shares.

As used in this section, the term "US Taxpayer" means a beneficial owner of Ordinary Shares who is:

- an individual citizen or resident of the United States for US federal income tax purposes;
- a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any state or political subdivision thereof;
- an estate whose income is subject to US federal income taxation regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under US Treasury regulations to be taxed as a United States person.

The Company believes that it is currently not a passive foreign investment company (a "PFIC") or a foreign personal holding company (a "FPHC") for US federal income tax purposes and the summary assumes that the Company is not and will not become a PFIC or FPHC in the future. The Company's possible status as a PFIC or a FPHC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC or FPHC in any year, materially adverse consequences could result for US Taxpayers. It is recommended that US Taxpayers consult their own advisers as to the application of the PFIC and FPHC rules.

6.3.1 Taxation of dividends on Ordinary Shares

Distributions paid on the Ordinary Shares generally will be treated as foreign source dividend income for US federal income tax purposes to the extent paid out of the Company's current or accumulated earnings and profits as determined for US federal income tax purposes, but will not be eligible for the dividends received deduction generally allowed to corporations. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated, first, as a non-taxable return of capital to the extent of the US Taxpayer's tax basis in the Ordinary Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognised by the US Taxpayer on a subsequent disposition of the Ordinary Shares), and thereafter as a capital gain. Prospective investors should be aware that the Company does not intend to calculate its earnings and profits for US federal income tax purposes. As such, a US Taxpayer should expect that the full amount of a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

A US Taxpayer must include in gross income, on the date of receipt, the gross amount of any dividends paid. The amount of any dividend paid in euro will be converted into US dollars calculated by reference to the exchange rate in effect on the date of distribution, regardless of whether the euro are actually converted into dollars at that time. US Taxpayers may recognise foreign currency gain or loss (generally treated as US–source ordinary gain or loss) upon the disposition of such euro measured by the differences between such dollar value when the dividend was included in income and the amount realised on such disposition.

Dividends received by a non-corporate US Taxpayer on Ordinary Shares for taxable years of such US Taxpayer beginning before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) the Company is not a PFIC for either its taxable year in which the dividend was paid or the preceding taxable year and (2) certain holding period requirements are met. US Taxpayers should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares.

Effect of Irish Withholding Taxes

As discussed in "Taxation—Ireland Taxation—Taxation of dividends on Ordinary Shares", under current law payments of dividends by the Company to foreign investors who do not qualify for an exemption under Irish tax law may be subject to a 20.0 per cent. Irish withholding tax. The rate of withholding tax applicable to US Taxpayers that are eligible for benefits under the Treaty is generally reduced to a maximum of 15.0 per cent. For US federal income tax purposes, US Taxpayers will be treated as having received the amount of any Irish taxes withheld by the Company, and as then having paid over the withheld taxes to the Irish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Taxpayer with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Taxpayer from the Company with respect to the payment.

For the purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by the Company generally will constitute foreign source income in the "passive income" basket. In certain circumstances, a US Taxpayer may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Taxpayer has not held the Ordinary Shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date. In addition, a refund of Irish tax paid or withheld that is refundable will not be eligible for such credit or deduction.

US Taxpayers that are accrual basis taxpayers must translate Irish taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Taxpayers must translate taxable dividend into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Irish taxes relative to the US Taxpayer's US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Irish taxes.

A US Taxpayer may not be liable to pay Irish tax or be subject to withholding in respect of Irish tax on any dividend received from the Company. Prospective investors should read "Taxation–Ireland Taxation–Taxation of dividends on Ordinary Shares" to obtain information on whether Irish tax will be payable or withheld and the procedures for obtaining exemption from liability to pay Irish tax or withholding therefor.

6.3.2 Sale or disposition of the Ordinary Shares

A US Taxpayer generally will recognise a capital gain or loss on the sale or other disposition of Ordinary Shares equal to the difference between the US dollar value of the amount realised and the US Taxpayer's adjusted tax basis (determined in US dollars) in the Ordinary Shares. Generally, such gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the US Taxpayer's holding period for such Ordinary Shares is greater than one year.

6.3.3 Information reporting and backup withholding

In general, information reporting requirements may apply to dividends paid in respect of the Ordinary Shares or the proceeds received on the sale or exchange of the Ordinary Shares within the United States or by a broker with certain US connections. Backup withholding may apply to payments to a US Taxpayer of dividends or the proceeds of a sale or other disposition of Ordinary Shares if such US Taxpayer fails to provide an accurate taxpayer identification number or, upon request, to certify that such US Taxpayer is not subject to backup withholding, or otherwise to comply with the applicable requirements of backup withholding. Prospective purchasers of Ordinary Shares should consult their own tax advisors regarding the application of the information reporting and backup withholding rules. The amount of any backup withholding from a payment to a US Taxpayer will be allowed as a credit against the US Taxpayer's US federal income tax liability and a refund of any excess amount withheld under the backup withholding rules may be obtained by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

7. CERTAIN DIFFERENCES BETWEEN IRISH GAAP AND US GAAP

Financial information relating to the Company and its subsidiaries is prepared and presented in accordance with generally accepted accounting principles as used in Ireland ("Irish GAAP"), which differ in certain respects from generally accepted accounting principles as used in the United States ("US GAAP"). The Company's significant accounting policies are included within the financial statements.

The differences might be material to the financial information included in this document. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the Global Offer and the financial information included in this document. Potential investors should consult their own professional advisors for an understanding of the differences between Irish and US GAAP and how those differences might affect the financial information included in this document. No attempt has been made to identify all significant differences between Irish GAAP and US GAAP for the Company.

A brief description of certain differences between Irish and US GAAP relevant to the financial statements of the Group is presented below. However, this description does not purport to provide a comprehensive listing of all such differences but rather lists certain potential differences. We have not quantified these differences nor undertaken a reconciliation of the Irish GAAP financial statements to US GAAP. Had we undertaken any such quantification or reconcilation other potentially significant accounting and disclosure differences may have come to our attention that are not identified below. Accordingly, we can provide no assurance that the identified differences in the summary below represent all the principal differences relating to the financial statements of the Group. In addition, no attempt has been made to identify future differences between Irish and US GAAP resulting from prescribed changes in accounting standards. Regulatory bodies that promulgate Irish and US GAAP have significant ongoing projects that could affect a future comparison such as this. Finally, no attempt has been made to identify all future differences between Irish and US GAAP that may affect the financial statements as a result of transactions or events that occur in the future.

Goodwill and other intangible assets, including brands

Goodwill arising on acquisitions, after taking account of fair value adjustments, is capitalised and amortised over its expected useful life, currently twenty years, in accordance with FRS 10 *"Goodwill and Intangible Assets"*. Goodwill is reviewed for impairment where events or changes in circumstances indicate that the carrying value may not be recoverable.

Under US GAAP, goodwill represents the excess of purchase price over the identifiable assets, including intangibles. US GAAP also contains specific guidance on the identification of intangible assets, including a requirement to allocate purchase price of an acquisition to in-process research and development, which is expensed immediately. An acquired intangible asset is initially recognised and measured at fair value, and is recognised separately from goodwill if it arises from contractual or legal rights, or if it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, regardless of the intent to do so. Intangible assets with indefinite useful lives are not amortised, while intangible assets with finite lives are amortised over their estimated useful lives, usually on a straight-line basis.

Goodwill is no longer amortised but is subject to impairment testing on an annual basis or whenever impairment indictors arise, using a two-step model. First, the carrying value of a reporting unit is compared with its fair value. If the fair value exceeds carrying value, no further testing is required. If the carrying value exceeds fair value, the second step is performed to determine the amount of the impairment. Goodwill is considered impaired if the implied fair value of the goodwill is less than its carrying amount. The implied fair value is determined first by estimating the fair value of the reporting units (if any) to which goodwill has been allocated, and then by allocating that estimated fair value to all identifiable assets and liabilities as if the reporting unit was acquired for the estimated fair value. The residual fair value after this calculation is the implied fair value of goodwill. Goodwill impairment is measured as the excess of carrying value over the resulting implied fair value.

Goodwill recognised under Irish GAAP differs from goodwill recognised under US GAAP due to differences in the fair value allocations for such items as intangible assets, specifically brands, as well as stock and the exclusion from the purchase price consideration of certain costs.

Stocks

Under Irish GAAP, trading stocks are stated at the lower of cost and net realisable value. Cost comprises purchase price or direct production costs and the appropriate share of production overheads calculated on a total absorption basis plus excise duties where applicable. Net realisable value is based on normal selling price, less further costs expected to be incurred to completion and disposal. Stock acquired through a business combination is valued at the lower of replacement cost and net realisable value.

Under US GAAP, stock acquired in a business combination is valued at the selling price less cost to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company.

Share-based compensation

The Company is able to operate four share plans (the New Share Plans). Under these plans shares may be issued for free or at a discount. When the Company grants shares to its employees at a discount from the market price, this discount is not charged to the profit and loss account under Irish GAAP and as a result these transactions have no effect on net income. Similarly, when the Company grants free options, there is no charge to the profit and loss account until these shares are exercised.

Under US GAAP, stock option grants to employees may be accounted for in accordance with either of Accounting Principles Board Opinion No. 25 *"Accounting for Stock Issued to Employees"* ("APB 25"), or Statement of Financial Accounting Standard No. 123 *"Accounting for Stock Based Compensation"* ("FAS 123"). Under APB 25, any excess of the fair market value of a stock option award over the exercise price (the intrinsic value) is recognised as a compensation expense in the profit and loss account over the vesting period, which is generally the period over which the related services are provided. Under FAS 123, stock options are measured at fair value on their date of grant using an option valuation model that considers, among other things, the time value of money, dividends foregone and the expected volatility of the underlying securities, and any resulting charge is spread over the vesting period. Enterprises that elect to measure and record compensation cost using the intrinsic value method are required to make pro forma disclosures of net income and, if presented, earnings per share, as if they had applied the fair value method.

Transactions involving company securities with non-employees are recorded using the fair value of the securities exchanged, measured at the earlier of performance of the transaction or the date at which a performance commitment occurs. A performance commitment occurs when the transaction contains a penalty for non-performance that is sufficiently large to make non-performance unlikely.

US GAAP also requires that certain transactions undertaken by a significant shareholder in an entity, or realignments of shareholdings, such as exist where employees have anti-dilutive rights, be reflected in the financial statements of that entity. Specifically, US GAAP may require that expenses paid or stock awards made by a significant stockholder, or increases in shareholdings as a result of anti-dilutive rights, be reflected as capital contributions and expenses in the financial statements of the subject entity.

Share-based compensation for US GAAP purposes could be significantly greater than the amounts recognised for Irish GAAP purposes.

Bonus share issuance

Under Irish GAAP, an estimated cost of the free bonus shares granted to employees contingent upon the successful completion of the Global Offer are recognised in the profit and loss account and capital reserves.

Under US GAAP, compensation expense relating to such share grants are measured and recognised when the contingency is resolved.

Employee share trust

Company shares may be held by an employee share trust to facilitate the operation of the New Share Plans. Under Irish GAAP, the cost of any shares held by an employee share trust that have not vested in employees are shown as a deduction from shareholders' funds.

Under US GAAP, these shares are treated as treasury shares and deducted from shareholders' equity.

Restructuring provisions

Under Irish GAAP, a provision for restructuring costs is only recognised when, (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that a transfer of economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Only direct expenditures arising from the restructuring can be provided for.

Under US GAAP, restructuring provisions are limited to costs relating to the termination and relocation of employees, consolidation of facilities, and costs to terminate a contract. In addition, the recognition criteria require a number of prescribed conditions to be met, including management approval and commitment, communication of the detailed plan, and in some cases, physical vacation of a space or cessation of use of the rights conveyed by a contract before a liability can be recorded.

Financial instruments

Under Irish GAAP, there is no standard that explicitly governs accounting for derivatives or hedging instruments. The Group uses derivative financial instruments, comprising forward foreign exchange contracts and interest rate swaps, to manage its exposure to foreign exchange risk and interest rate fluctuations, respectively. Where derivatives are used to hedge cross-currency cash flow arising from trading activities, the underlying transaction is recorded at the contract rate and any gains or losses are recognised in the profit and loss at the time the underlying transaction takes place. Gains and losses arising on interest rate swap agreements are recognised in the net interest expense over the period of the agreements.

Under US GAAP, derivatives are accounted for in accordance with Statement of Financial Accounting Standard No. 133 *"Accounting for Derivative Instruments and Hedging Activities"* ("FAS 133") as amended by FAS No's 137, 138 and 149. FAS 133 and its subsequent amendments require that all derivative instruments are recognised as assets or liabilities on the balance sheet and are measured at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognised periodically either in the profit and loss account or within the statement of total recognised gains and losses, depending on whether the derivative is designated, and qualifies as, a hedge of changes in fair value or a hedge of cash flows.

For derivatives designated as fair value hedges, changes in the fair value of the hedged item and the related fair-value derivative are recognised as they arise in earnings. The ineffective portion of the fair value changes are recognised within the profit and loss account immediately. For derivatives designated as cash flow hedges, changes in the fair value of the effective portion of the hedging instrument are recognised in the statement of total recognised gains and losses and on the balance sheet, until earnings are affected by the variability in cash flows of the hedged item. FAS 133 also requires that certain derivative instruments embedded in host contracts be bifurcated and accounted for separately as derivatives.

Pensions

Under Irish GAAP pension costs, assets and liabilities are assessed in accordance with advice from actuaries, using assumptions and methods which produce the actuaries' best estimates of the cost of providing the pension benefits. The regular cost of providing benefits to employees is charged to operating profit on a systematic basis over the service lives of the members of the schemes and is expressed as a substantially level proportion of current and expected future pensionable payroll. Variations from regular costs arising from periodic actuarial valuations are allocated to operating profit over the expected remaining service lives of the members. Pension contributions are determined by an actuary by reference to a funding plan and funding assumptions. To the extent that the pension cost is different from the cash contributions to the pension scheme, a provision or prepayment is recognised in the balance sheet.

Under US GAAP, pension costs and liabilities are calculated in accordance with SFAS No. 87 "*Employers' Accounting for Pensions*" which is more prescriptive than Irish GAAP particularly in the use of actuarial assumptions and the valuation of plan assets. US GAAP requires the use of the projected unit credit method in developing the projected benefit obligation, and prescribes in particular, the use of a market discount rate, based on high-quality corporate bonds in valuing pension liabilities. Plan assets are valued at market value and variations from expected costs and returns are spread over a maximum of the average remaining service period. In addition, a liability is recognised on the balance sheet when pension plan assets are less than the employees' accumulated benefits.

Deferred taxation

Under Irish GAAP (FRS 19 "*Deferred Tax*"), deferred taxes are recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exceptions:

- provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets;
- provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Under US GAAP, deferred taxation is accounted for under the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 "*Accounting for Income Taxes*" ("FAS 109"). Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. Under US GAAP, valuation allowances are provided against the gross deferred tax assets for amounts which are not considered "more likely than not" to be realised.

Under US GAAP, no income taxes shall be accrued by the parent company for undistributed retained earnings of foreign subsidiaries if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

CLASSIFICATION DIFFERENCES BETWEEN IRISH GAAP AND US GAAP

Statement of cash flows

The Statement of Cash Flows under Irish GAAP presents substantially the same information as that required by US GAAP. Differences arise in the classification of items and in respect of the definition of cash under Irish GAAP and cash and cash equivalents under US GAAP.

Under Irish GAAP, cash flows are presented separately for operating activities, dividends from joint ventures and associates, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends and management of liquid resources and financing.

Under US GAAP, cash flows arising from dividends from joint ventures and associates, that are treated as taxation and returns on investments and servicing of finance under Irish GAAP, would be included as operating activities. Capital expenditures and financial investments are classified as investing activities under US GAAP, and equity dividends paid and financing would be classified as a financing activity under US GAAP. In addition, under US GAAP, cash and cash equivalents include short-term highly liquid investments but do not include overdrafts.

Sales incentives

Under Irish GAAP, turnover represents the fair value of sales of goods delivered to third party customers in the financial reporting period. The fair value of sales is exclusive of value added tax, after allowances for discounts and other price adjustments and includes excise duties. The Group records the cost of multi-buy and short-term price promotional activities as an adjustment to turnover rather than as operating expenses.

US GAAP, specifically, EITF 01-9 "*Accounting for Consideration Given by a Vendor to a Customer*", addresses certain income statement classification in regards to consideration offered by a vendor to a customer. Generally, when a vendor offers cash consideration to a customer as a sales incentive, the consideration is presumed to be a reduction of revenue in the vendor's income statement. Any consideration other than cash should be characterised as an expense in the vendor's income statement.

8. SPONSORS, UNDERWRITING AND ORDERLY MARKET ARRANGEMENTS

The Company, certain of the Institutional Investors, the Directors, the Senior Management and the Underwriters have entered into a Sponsors and Underwriting Agreement dated 14 May 2004. Pursuant to the Sponsors and Underwriting Agreement, inter alia:

(a) the Company has appointed Citigroup and Goldman Sachs International to act as its sponsors for the purposes of the application for Admission and to assist the Company, as its agents, with the arrangements for the Global Offer;

(b) the Company has agreed, subject to certain conditions which are customary for transactions of this type, to allot and issue, at the Offer Price, the new Ordinary Shares to be issued in connection with the Global Offer;

(c) the Underwriters have agreed, subject to certain conditions which are customary for transactions of this type, to procure subscribers (or subscribe themselves) for the new Ordinary Shares;

(d) the Underwriters will deduct from the proceeds of the Global Offer a commission of 2.28 per cent. of the product of the Offer Price and the number of Ordinary Shares allotted pursuant to the Global Offer, save in respect of Ordinary Shares issued pursuant to the Overallotment Option, where the commission will be 1.37 per cent;

(e) the Company may, in the absolute discretion of the Company and BC Partners, pay to the Underwriters an additional discretionary incentive fee of up to 1.0 per cent. of the total proceeds of the Global Offer (excluding any Ordinary Shares issued pursuant to the Overallotment Option) the amount of which and allocation of which among the Underwriters will, if paid, be determined in the absolute discretion of the Company and BC Partners taking into account a number of factors including the performance of the Underwriters;

(f) the Company's obligation to issue new Ordinary Shares under the Sponsors and Underwriting Agreement is, and the obligations of Underwriters to procure subscribers for or, failing which, themselves to subscribe for, the Ordinary Shares being allotted pursuant to the Global Offer is, subject to certain conditions which are customary for transactions of this type. The principal conditions include the absence of any breach of representation or warranty, the absence of any material changes affecting the Group's business, the absence of any adverse market conditions or economic or political events as described in the Sponsors and Underwriting Agreement, the Bank Facilities becoming unconditional (save in respect of Admission) and Admission occurring on or before 19 May 2004 or such later date as may be agreed between the Company and the Underwriters;

(g) the Company has granted to the Joint Global Co-Ordinators, on behalf of the Underwriters, the Overallotment Option, pursuant to which the Joint Global Co-Ordinators may require the Company to issue additional Ordinary Shares equal to approximately 10.0 per cent. of the aggregate number of Ordinary Shares available in the Global Offer (before any exercise of the Overallotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Global Offer, to cover short positions resulting from stabilisation transactions and for other purposes. This right will be exercisable, in whole or in part, at any time up to 30 days following the date of these Listing Particulars;

(h) the Company has agreed to pay the costs, charges, fees and expenses of the Global Offer (together with any related value added tax);

(i) the Company, certain of the Institutional Investors, the Directors and the Senior Management have agreed to give certain representations, warranties and undertakings to the Joint Global Co-Ordinators, the Joint Lead Managers and the Underwriters which are customary for transactions of this type;

(j) the Company, certain of the Institutional Investors and the Senior Management have agreed to give certain indemnities to the Joint Global Co-Ordinators, the Joint Lead Managers and the Underwriters which are customary for transactions of this type;

(k) the liabilities of the Company under the Sponsors and Underwriting Agreement are not limited as to time and amount, whereas the liabilities of the Directors, the Senior Management and the Institutional Investors are limited as to amount;

(l) the Company has undertaken to the Joint Global Co-Ordinators, the Joint Lead Managers and the Underwriters, subject to certain exceptions which are customary for orderly market arrangements, inter alia, not to issue, offer, sell, issue options in respect of, contract to sell, or otherwise dispose of, directly or indirectly any Ordinary Shares or other securities of the Company that are substantially similar to the Ordinary Shares including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities or do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-Ordinators for a period of 180 days from Admission;

(m) certain of the Institutional Investors have undertaken to the Joint Global Co-Ordinators, the Joint Lead Managers and the Underwriters subject to certain exceptions which are customary in orderly market arrangements, during the period of 180 days from the date of Admission, not to offer, sell, contract to sell, issue options in respect of or otherwise dispose of, directly or indirectly, any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities, or to do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-Ordinators; and

(n) the Directors and Senior Management have undertaken to the Joint Global Co-Ordinators, the Joint Lead Managers and the Underwriters, in each case subject to certain exceptions which are customary in orderly market arrangements, during the period of 360 days from the date of Admission, not to offer, sell, contract to sell, issue options in respect of or otherwise dispose of, directly or indirectly, any securities of the Company that are substantially similar to the Ordinary Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Ordinary Shares or any such substantially similar securities, or to do anything with the same economic effect as any of the foregoing, without the prior written consent of the Joint Global Co-Ordinators.

9. SECURITIES LAWS

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United States

Ordinary Shares may be sold outside the United States in accordance with Regulation S. Each purchaser of the Ordinary Shares offered in reliance on Regulation S (the "Regulation S Ordinary Shares") will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used in this paragraph as defined in Rule 144A and Regulation S):

(i) the purchaser (a) is, and the person, if any, for whose account it is acquiring the Regulation S Ordinary Shares is, outside the United States, and (b) is not an affiliate of the Company or a person acting on the behalf of such an affiliate;

(ii) the purchaser is aware that the Regulation S Ordinary Shares have not been and will not be registered under the Securities Act and are being offered outside the United States in reliance on Regulation S; and

(iii) any offer, sale, pledge or other transfer made other than in compliance with the restrictions above shall not be recognised by the Company in respect of the Regulation S Ordinary Shares.

In addition, until 40 days after the later of the commencement of the Global Offer and the initial issue date of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by any dealer (whether or not participating in the Global Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

Canada

The Ordinary Shares have not been nor will they be qualified by prospectus for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the Ordinary Shares in Canada will be made by private placement on a basis which is exempt from the prospectus requirements of those securities laws.

Netherlands

The Ordinary Shares may not be offered, transferred or sold, whether directly or indirectly, to any individual or legal entity in The Netherlands, as part of their initial distribution or at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a profession or trade (which includes banks, brokers, dealers, insurance companies, pension funds or other institutional investors and commercial enterprises, which regularly, as an ancillary activity, invest in securities).

Japan

The Ordinary Shares have not been and will not be registered under the Securities and Exchange Law of Japan. The Ordinary Shares may not be offered, issued or sold and this document is not for delivery to any persons in Japan other than with the prior approval of the Joint Global Co-Ordinators in circumstances which have not resulted and will not result in an offer to the public in Japan.

10. BANKING FACILITIES

General

On 14 May 2004, the Company and certain of its subsidiaries entered into a €550 million credit facility agreement (the "Credit Facility Agreement") with AIB Capital Markets plc, as facility agent, The Governor and Company of the Bank of Ireland, Ulster Bank Ireland Limited and The Royal Bank of Scotland plc all as joint arrangers.

Structure

The banks have made available facilities in an aggregate amount of €550 million, comprising a €100 million term loan facility ("Facility A"), a €400 million revolving loan facility ("Facility B") and a €50 million working capital facility ("Facility C"). Facility A is to be used towards refinancing existing bank facilities. Facility B is to be used towards refinancing existing bank facilities and for the general corporate purposes of the Group (excluding the repayment or redemption of any share capital of any member of the Group). Facility C provides for revolving advances and an option for the borrowers to request the issue of letters of credit by the banks to be used for working capital and general corporate purposes of the Group. In addition, any bank may agree to provide an ancillary facility on a bi-lateral basis to a borrower in substitution for part of its commitment under Facility C. Certain of the Company's subsidiaries have guaranteed the borrowers' indebtedness.

Interest rates and fees

The interest rate for the Bank Facilities is EURIBOR plus, where appropriate, any applicable mandatory costs, plus depending on the satisfaction of certain specified ratios of consolidated total net borrowings to EBITDA the following applicable margins:

(i) the margin in respect of each Facility A utilisation and each Facility B utilisation shall be a margin that varies from 1.40 per cent. to 0.65 per cent. per annum and, in the event that S&P or Moody's award an investment grade to the Company, then the margin shall range from 0.80 per cent. to 0.35 per cent. per annum, depending upon the grade awarded;

(ii) the margin in respect of each Facility C utilisation shall be a margin of 0.50 per cent. per annum on all amounts utilised by way of borrowing. A fee calculated at the same rate as the margin is payable on the outstanding amount of any letters of credit issued as a Facility utilisation.

A term loan commitment fee and a revolving credit commitment fee is payable from 19 May 2004 quarterly in arrears on the unused and un-cancelled amount of the Bank Facilities at the rate of 45.0 per cent. of the applicable margin per annum.

Prepayments

The Credit Facility Agreement allows for voluntary prepayments, involuntary prepayments upon the receipt of a claim under any of increased costs, tax gross up and tax indemnity and requires mandatory prepayment in certain circumstances, including: (i) a change of control of the borrowers and/or the guarantors; or (ii) (a) 50.0 per cent. of the net cash proceeds of any equity issued by a subsidiary of the Company in any public offer or on any public stock exchange, or (b) depending on certain specified ratios of consolidated total net borrowings to EBITDA, an amount equal to 75.0 per cent. or 50.0 per cent. of any debt investment issued in any public offer.

Undertakings

The Credit Facility Agreement requires the Company to observe and to procure that borrowers and guarantors observe certain customary covenants including, but not limited to, covenants relating to the provision of financial information. The Credit Facility Agreement contains certain negative covenants that restrict the borrowers and guarantors from, among other things, creating certain security interests, disposing of their assets and incurring additional debt.

The Company's ability to make certain disposals and acquisitions without majority bank approval is subject to restrictions customary in agreements of this type including making acquisitions of all of the shares in a company or acquiring business assets as a going concern including a requirement that in any year the Company's expenditure on such acquisitions (to the extent not funded out of the proceeds of any equity issued by the Company) shall not exceed 15.0 per cent. of EBITDA for that year increasing to a maximum of 30.0 per cent. of EBITDA after 3 years.

The financial and operating performance of the Company is monitored by a financial covenant package governed by the Credit Facility Agreement, which provides for:

- maximum ratios of consolidated total net borrowings to EBITDA; and
- minimum ratios of EBITDA to consolidated net interest payable.

The Bank Facilities contain representations common to facilities of this type.

Conditionality
The Bank Facilities are subject to the satisfaction of a number of customary conditions precedent. If any of the conditions to the initial drawdown of the Bank Facilities are not satisfied or waived on or prior to Admission, Admission will not occur. Accordingly, with effect from Admission, the initial drawdown of the Bank Facilities will be wholly unconditional.

Events of default
The Bank Facilities contain various events of default, including, among other things, non-payment, breach of certain undertakings including the financial and negative covenants or representations, unlawfulness or repudiation of obligations, cross-default to certain other indebtedness and various insolvency events.

11. CAPITAL RESTRUCTURING

The Group underwent a capital restructuring on 30 April 2004 involving the acquisition by the Company of the entire issued share capital of C&C International, the previous holding company of the Group and the issue of shares in the Company to the previous shareholders of C&C International. The purpose of the restructuring was to put in place a capital structure for the Global Offer which would allow existing shareholders in the Company to realise part of their shareholdings for cash raised in the Global Offer but without such shareholders selling shares in the Company directly to investors in the Global Offer. The terms of the capital restructuring are set out below.

11.1 Share Exchange Arrangement

On 30 April 2004, the Company entered into a share exchange agreement with all of the shareholders in C&C International (the "Share Exchange Agreement"). Under the terms of the Share Exchange Agreement, the Company acquired C&C International in exchange for the issue of one Ordinary Share for every ordinary share in C&C International, one Institutional Ordinary Share for every institutional ordinary share in C&C International and one Convertible Share for every convertible share in C&C International. Under the terms of the Share Exchange Agreement, a further 39,754,831 Ordinary Shares and 246,673,850 Institutional Ordinary Shares were allotted, conditional on Admission, on 13 May 2004 to the existing shareholders of the Company in order to reflect the appropriate value, at the Offer Price per Ordinary Share, of their interests in the Company. In the event that Admission does not take place on or before 31 July 2006, the additional 39,754,831 Ordinary Shares and 246,673,850 Institutional Ordinary Shares will not be issued.

On 30 April 2004, on completion of the Share Exchange Agreement, each of the parties to the Share Exchange Agreement (including the Company) entered into a shareholders agreement ("the Shareholders Agreement"). The purpose of the Shareholders Agreement is to set out the rights of the Institutional Investors regarding the conduct and management of the Company. The Shareholders Agreement will automatically terminate upon Admission.

11.2 Redeemable Shares and Overallotment Redeemable Shares

The Company's existing articles of association provide for the conversion of Ordinary Shares and Institutional Ordinary Shares into Redeemable Shares or Overallotment Redeemable Shares. The number of shares to be converted into Redeemable Shares and Overallotment Redeemable Shares and the holders thereof shall be determined by resolution of the Board. By a Board resolution dated 13 May 2004 it was resolved that 19,414,984 Ordinary Shares and 156,585,016 Institutional Ordinary Shares be converted, conditional on Admission, into Redeemable Shares. It was further resolved that

1,560,391 Ordinary Shares and 15,798,532 Institutional Ordinary Shares be converted, conditional on Admission, into Overallotment Redeemable Shares, being 10.0 per cent. of the number of Ordinary Shares available in the Global Offer (before any exercise of the Overallotment Option).

The Redeemable Shares and the Overallotment Redeemable Shares will have the same rights attaching to them and be subject to the same conditions as the Ordinary Shares except as to their respective terms of redemption and that Overallotment Redeemable Shares shall carry no rights to vote.

The Company shall be obliged to redeem each Redeemable Share following Admission out of the net proceeds of the Global Offer at a price per share equal to the Offer Price.

In the event that the Joint Global Co-Ordinators exercise the Overallotment Option, pursuant to which the Company issues further Ordinary Shares, the Company shall be obliged to use the net proceeds from such issue to redeem Overallotment Redeemable Shares at a price per share equal to the Offer Price. Any Overallotment Redeemable Share remaining in issue on expiry of the Overallotment Period shall automatically convert into Ordinary Shares and the Company shall procure their admission to the Official Lists and to trading on the London Stock Exchange.

12. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into by the Company and/or its subsidiaries in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by the Company and/or its subsidiaries which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this document:

12.1 The share exchange agreement and the shareholders agreement referred to at paragraph 11.1 of this Part 7.

12.2 The Bank Facilities referred to at paragraph 10 of this Part 7.

12.3 The Sponsors and Underwriting Agreement referred to at paragraph 8 of this Part 7.

12.4 A share purchase agreement between Cantrell & Cochrane (Belfast) Limited and Davide Campari-Milano S.p.A dated 30 November 2003 pursuant to which Campari agreed to purchase the entire share capital of Barbero for approximately €221 million, with companies within the Group being required to repay to a subsidiary of Barbero outstanding indebtedness of an amount equal to approximately €68 million. The share purchase agreement contains a range of warranties in favour of Campari subject to an overall cap on aggregate liability of €76,783,500. Cantrell & Cochrane (Belfast) Limited has agreed by indemnity dated 30 November 2003 to indemnify Campari in respect of any losses or potential liabilities arising from the transfer of the Frangelico brand from Barbero to C&C International Limited provided that any claim is made under the indemnity by 31 December 2009. The aggregate liability of the Group in respect of this indemnity is limited to €5 million.

12.5 A share exchange agreement dated 14 June 2002 between C&C International, C&C Holdings and all of the shareholders in C&C Holdings under which C&C International acquired C&C Holdings in exchange for the issue of one ordinary share in C&C International for every ordinary share in C&C Holdings. The share exchange agreement was entered into in connection with C&C Holding's proposed initial public offering in 2002 which was subsequently cancelled. The share exchange agreement has no impact on the Global Offer.

12.6 A share purchase agreement dated 31 August 2001 between Cantrell & Cochrane Group Limited ("CCGL") and William Alexander Findlater, Frode Dahl, Nigel Werner, Keith MacCarthy-Morrogh, Barry Geoghegan, John Hamilton, David Millar and Richard Verling, as vendors, pursuant to which CCGL acquired all of the ordinary shares in Findlater (Wine Merchants) Limited ("Findlaters") and 20,000 "B" ordinary shares in Findlaters' subsidiary, Vandamin Limited ("Vandamin"), being all of the shares in Vandamin not owned by Findlaters. The aggregate purchase price for these shares was IR£12,106,709.

12.7 On 7 November 2001 C&C Holdings and certain of its material subsidiaries (the "Borrowers") entered into a senior facility agreement with Goldman Sachs International and CIBC World Markets plc as joint mandated lead arrangers, AIB Capital Markets plc (in its various capacities), The Government and Company of the Bank of Ireland as lead arranger and other financial institutions as banks (as supplemented and amended from time to time) (the "Existing Senior Facility Agreement") and a mezzanine facility agreement with Intermediate Capital Group PLC in its various capacities and AIB Capital Markets PLC as Security Agent (as supplemented and amended from time to time) (the "Existing Mezzanine Facility Agreement" and together with the Existing Senior Facility Agreement the "Existing Facility Agreements").

The Existing Senior Facility Agreement provides for the banks to make term loans, revolving credit and other banking facilities of up to €710.0 million available to the Borrowers by way of four tranches: a tranche A facility of €420.0 million; a tranche B facility of €200.0 million; a tranche € facility of €50.0 million; and a tranche D facility of €40.0 million.

Advances under the Existing Senior Facility Agreement bear interest at rates per annum equal to EURIBOR plus a margin of 2.25 per cent. in respect of tranche A, 2.75 per cent. in respect of tranche B, 2.25 per cent. in respect of tranche C and 2.25 per cent. in respect of tranche D (subject in each case to adjustment in accordance with a margin ratchet) plus any applicable mandatory costs plus an accruing margin of 6.0 per cent. and a cash pay margin of 4.0 per cent. A commitment fee is payable quarterly in arrears at the rate of 50.0 per cent. of the applicable margin subject to a maximum rate of 0.625 per cent. per annum on the daily undrawn and uncancelled portion of the tranche C facility. Certain other fees are payable upon the issuance of documentary credits.

Tranche A of the senior facility is to be repaid in semi annual instalments beginning on 31 May 2002 and continuing through to 31 August 2007. The tranche B facility is to be repaid in two equal instalments on 29 February 2008 and 31 August 2008 respectively. Advances under the tranche C facility are required to be repaid on the last day of the interest period relating to the relevant advance provided that the full amount of each tranche C advance is required to be repaid in full on the earlier of 31 August 2007 and the date on which all amounts outstanding under the tranche A facility have been repaid in full. The tranche D facility is to be repaid in full in one instalment on 31 August 2009. All loans under the Existing Senior Facility Agreement must be prepaid upon the occurrence of certain customary events including a sale of all or substantially all of the assets or business of the Group or a change of control of the Group. The Existing Senior Facility Agreement contains certain customary events of default, the occurrence of which will allow the lender to accelerate outstanding loans and terminate its commitments.

The Existing Mezzanine Facility Agreement provides for the banks to make a mezzanine facility of up to €130.0 million available to the Borrowers.

Interest on the Existing Mezzanine Facility Agreement is payable at the rate per annum equal to EURIBOR plus, where appropriate, any applicable mandatory costs.

The mezzanine facility is to be repaid in full on the ninth anniversary of the date of utilisation of the facility.

C&C Holdings and certain of its material subsidiaries granted security in favour of the banks and lenders under the Existing Facility Agreements including a composite debenture dated 7 November 2001 (the "Existing Debenture") in order to secure their obligations under the Existing Facility Agreements.

On 18 June 2002 C&C International by way of a Guarantor Accession Agreement became party to the Existing Senior Facility Agreement as a guarantor.

On 30 December 2002 C&C International by way of Accession Agreements became party to the Existing Mezzanine Facility Agreement as a guarantor and became party to and charged its assets under the Existing Debenture.

It is intended following Admission that the proceeds available under the Bank Facilities shall repay all amounts outstanding under the Existing Facility Agreements. Upon such repayment C&C International and its relevant subsidiaries are entitled to be released and to have their assets released from such guarantees and security.

12.8 A pre-emption agreement dated 4 March 1994 (as amended by a supplemental letter dated 16 July 1999) between C&C Holdings, CCGL (as defined in paragraph 12.6 above), C&C International Limited ("CCI") (together, the "C&C Companies") and Irish Distillers Limited ("IDL") pursuant to which the C&C Companies agreed not to dispose of or transfer the Tullamore Dew brand within fifteen years from 4 March 1994 without first offering it to IDL. The agreement provides that in the event that there is a bona fide offer made by a third party, the purchase price to be paid by IDL shall be the price offered by that third party. Otherwise the purchase price is to be agreed between the parties or, in the absence of such agreement, is to be determined by an arbitrator. Neither party is obliged to proceed if it considers the purchase price, as determined by the arbitrator, to be unacceptable.

13. SUBSIDIARY UNDERTAKINGS

The Company is the holding company of the Group. The following table contains a list of all of the principal trading subsidiary undertakings of the Company being those which are considered by the Company to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Group and which are 100 per cent. owned, directly or indirectly, unless stated otherwise.

Name and registered office[1]	Principal Activity	Percentage of share capital owned by the Company	Country of Incorporation
Cantrell & Cochrane International plc	Holding Company	100 per cent.	Ireland
Cantrell & Cochrane (Holdings) Limited	Holding Company	100 per cent.	Ireland
Cantrell & Cochrane Group Limited	Holding Company	100 per cent.	Ireland
Aquaporte Limited	Production of water/ provision of water coolers	100 per cent.	Ireland
Ballygowan Limited	Production and distribution of water	100 per cent.	Ireland
Bulmers Limited	Manufacture and distribution of cider and perry products	99.9978 per cent. (two minority shareholders hold 13 ordinary shares)	Ireland
C&C International Limited	Production and distribution of liqueurs	100 per cent.	Ireland
C&C (Ireland) Limited	Production and distribution of soft drinks	100 per cent.	Ireland
C&C (Wholesale) Limited	Distribution of beer and soft drinks	100 per cent.	Ireland
Cantrell & Cochrane (Belfast) Limited	Distribution of soft drinks Distribution of wine and spirits	100 per cent.	Ireland
Findlater (Wine Merchants) Limited	Wine distribution	100 per cent.	Ireland
Fruit of the Vine Limited	Wine distribution	100 per cent.	Ireland
Grants of Ireland Limited	Distribution of wine and spirits	100 per cent.	Ireland
Quinns of Cookstown (1964) Limited	Distribution of beer and soft drinks	100 per cent.	Northern Ireland
Tayto Crisps Limited	Holding Company	100 per cent.	Ireland
Tayto Limited	Manufacturer of snack foods	100 per cent.	Ireland
Tullamore Dew Company Limited	Holding Company	100 per cent.	Ireland
William J Dwan & Sons Limited	Distribution of beer and soft drinks	100 per cent.	Ireland

Note:

[1] Details of the registered offices of the subsidiaries listed above are set out in Note 32 to the financial information in the Accountants' Report for C&C International in Part 4 of this document.

14. PRINCIPAL ESTABLISHMENTS

The Group has the following principal establishments.

Property address	Tenure and date term expires	Current rental/rent review dates	Approximate area (square feet)
Premises at Newcastle West, Co. Limerick comprised in Folio 11631 Co. Limerick and adjoining land	Freehold	N/A	140,000
Lands at Courtstown, Co. Cork comprised in Folio 60844F Co. Cork	Freehold	N/A	83,500
Land and buildings at Kylemore Park, Ballyfermot, Dublin 10	Leasehold	Lease expires on 14 May 2115, Current rental is IR£1,500 per annum payable half yearly on 15 March and 25 September, no rent reviews	252,000
Bulmers' property in Clonmel, Co. Tipperary, consisting of lands at Redmonstown (comprised in Folios 26019, 4904 and 4906 Co. Tipperary), the main factory premises and adjoining lands known as "Annerville" and the land and buildings known as "Anner House"	Freehold	N/A	380,000
Parts of 468 to 472 Castlereagh Road, Belfast, Northern Ireland	Part freehold, part leasehold. Lease expires 10,000 years from 1 October 1958	5p per annum (if demanded); no rent reviews	152,000*
Premises at Kilcarbery Distribution Park, Nangor Road, Clondalkin, Co. Dublin	Leasehold Term expires on 26 March 2020	IR£817,431.34 per annum payable quarterly on 1 January, 1 April, 1 July and 1 October each year subject to review to open market value at five yearly intervals	136,500
Tayto Factory, Greencastle Road, Malahide Road, Coolock, Dublin comprised in Folio 13935L and 79256L Co. Dublin	Leasehold Term expires on 2 November 2216	£600 sterling per annum payable on 25 March and 29 September each year; no provision for rent reviews	52,000
Tayto Warehouse, Merrywell Industrial Estate, Lower Ballymount Road, Ballymount, Dublin 22 comprised in Folio 121392F Co. Dublin	Freehold	N/A	36,000

* manufacturing plant at this location was destroyed by fire in September 2001

15. MISCELLANEOUS

15.1 No significant change

There has been no significant change in the financial or trading position of C&C International since 29 February 2004, the date to which the Accountants' Report on C&C International contained in Part 4 of this document has been prepared, and, save for the acquisition by the Company of the entire issued share capital of C&C International, the previous holding company of the Group, on 30 April 2004 and the issue of shares in the Company to the previous shareholders of C&C International (described under "Capital Restructuring" in Part 1 of this document and in paragraph 2 of this Part 7), there has been no significant change in the financial or trading position of the Company since 29 April 2004, the date to which the Accountants' Report on the Company contained in Part 4 of this document has been prepared.

15.2 Working capital

The Company is of the opinion that, taking into account the Bank Facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

15.3 Litigation

(a) Save for the proceedings issued by Walkers Snack Foods Limited described in paragraph (b) below, and the proceedings issued by the Irish Competition Authority described in paragraph (c) below, neither the Company nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position and, so far as the Directors are aware, no such proceedings are pending or threatened by or against the Company or any of its subsidiaries.

(b) Proceedings were brought in May 2000 against Tayto Limited and other subsidiaries of the Company by Walkers Snack Foods Limited and related companies claiming damages and injunctive relief in relation to the use by Tayto Limited of the "Mighty Munch" mark on the basis of Walkers registration and use of the "Monster Munch" mark. In the context of these proceedings, the plaintiff applied in October 2000 for an interlocutory injunction in the Irish High Court restraining the defendants from selling the "Mighty Munch" snack pending the trial of the action, which application was refused in April 2001. The plaintiffs filed notice of appeal against this refusal in February 2002. The defendants have counterclaimed in the principal proceedings for cancellation of the plaintiff's three-dimensional community trademark registration for the "paw" shape of the Monster Munch snack on the grounds of invalidity. There have been no substantive steps in the High Court proceedings since January 2001 when the plaintiffs filed a reply and defence to this counterclaim. At this stage of proceedings, it is not possible to estimate the potential liability to the Group should the plaintiffs' claim succeed. The plaintiffs have not specified the quantum of damages which they are seeking to recover under their claim.

(c) In January 2000, the Irish Competition Authority issued High Court civil proceedings against C&C (Wholesale) Limited and five other (non-Group) parties seeking various forms of relief pursuant to the Irish Competition Act 1991. The Competition Authority alleges that, in the period from 1993 to December 1997, the defendants were engaged in anti-competitive conduct in respect of the wholesale supply of packaged beers and soft drinks in the south west of Ireland (Cork, Kerry, Limerick and parts of Tipperary). It is alleged, *inter alia*, that the defendants were involved in price fixing, prevention of price undercutting, exchange of price information and agreements as to maximum levels of discounts, in breach of the Irish Competition Act 1991. The Competition Authority is seeking a number of declarations including that the alleged agreements between the defendants to fix prices at which they sold packaged beer and soft drinks in various parts of the south west of Ireland are prohibited and void by virtue of the Irish Competition Act 1991 and that the alleged agreements between the defendants to exchange information regarding, pricing and discounting, policies are also prohibited and void. Various orders are also sought prohibiting the defendants from agreeing or entering into a concerted practice directly or indirectly to fix prices or from exchanging information regarding their pricing policies. The Competition Authority is not entitled to seek damages. There have been no substantive developments in the proceedings since May 2000, when C&C (Wholesale) Limited requested that the Competition Authority provide further details of its claim, and the

Company cannot predict what the ultimate outcome of the proceedings will be. Parties engaged in anti-competitive activity may also be subject to criminal prosecution. The Competition Authority's annual report for 1999 indicates that a file on the case had been sent to the Director of Public Prosecutions in Ireland. The Group has received no indication whether the Director of Public Prosecutions intends to initiate a criminal prosecution, although the possibility cannot be ruled out. The Board intends to defend the civil proceedings and any criminal proceedings which may be brought. A finding that any member of the Group is, or any of the Group's arrangements or practices are, in breach of any relevant provision of competition law may have a material adverse effect on the Group's ability to sell its products and, accordingly, a material adverse effect on the Group's overall sales volumes, turnover and profits.

15.4 Expenses

On the basis of the Assumptions, the total costs and expenses of, and incidental to, the Global Offer payable by the Company (including €9.3 million being the costs of refinancing existing borrowings) are estimated to amount to approximately €26.7 million (excluding VAT), of which approximately €9.1 million is payable to the Underwriters and €3.25 million is payable to Merrill Lynch International, who has acted as financial adviser to the Company and BC Partners in connection with the Global Offer. The Company may, at the absolute discretion of itself and BC Partners, pay to the Underwriters an additional discretionary incentive fee of up to 1.0 per cent. of the total proceeds of the Global Offer (excluding any Ordinary Shares that may be issued under the Overallotment Option). In addition, a commission of 1.0 per cent. (of which 86.0 per cent. is payable by the Company and 14.0 per cent. is payable by the Underwriters) will be paid to financial intermediaries in respect of Ordinary Shares allocated to them or their underlying clients. The total amount of expenses of the Global Offer of approximately €26.7 million will be payable out of the Group's existing cash resources and new Bank Facilities rather than out of the gross proceeds of the Global Offer. The full amount of the proceeds of the Global Offer, being €397.8 million, will be used to redeem 176,000,000 Redeemable Shares at a price per share equal to the Offer Price. The Company will not retain any proceeds of the Global Offer.

15.5 Consents

KPMG has given and has not withdrawn its written consent to the inclusion in this document of its Accountants' Reports and its letter set out in Parts 4 and 5 of this document respectively, and the references thereto and to its name, in the form and context in which they are included, having also authorised the contents of its above-mentioned reports and letter for the purposes of Regulation 6(1)(e) of the UK Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

15.6 Financial information

(a) The financial information relating to the Company and its subsidiaries contained in Part 4 of this document does not constitute full accounts within the meaning of section 19 of the Companies (Amendment) Act, 1986. Full accounts have been prepared and audited for financial years 2000, 2001 and 2004 and for the 18 month period ended 28 February 2003 and the auditors have made unqualified reports under section 193 of the 1990 Act in respect of all such accounts and made no reference to a matter of fundamental uncertainty in such accounts. Statutory accounts of C&C relating to each completed financial period to which the financial information relates (other than in respect of financial year 2004) have been delivered to the Companies Registration Office in Ireland.

(b) KPMG, Chartered Accountants, of 1 Stokes Place, St. Stephen's Green, Dublin 2, audited C&C's consolidated accounts for the two financial years ended 31 August 2001, the six month period ended 28 February 2002 and the two financial years ended 29 February 2004.

15.7 No cash, securities or benefits have been paid, issued or given within the two years immediately preceding the date of this document, or are proposed to be paid, issued or given to any person as a promoter of the Company.

15.8 This document includes as Annex A a form of application for Ordinary Shares solely to comply with certain Irish legal requirements. It is not necessary for investors to complete the form to apply for Ordinary Shares in the Global Offer. None of the Company, the Joint Global Co-Ordinators, the Joint

Lead Managers, the Co-Lead Manager or any Underwriter shall be bound in any way whatsoever to sell any Ordinary Shares to any person who completes and returns such application form.

15.9 The Group's business or profitability is not dependent on any patents or licences, industrial, commercial or financial contracts or new manufacturing processes.

16. ASSUMPTIONS

The principal bases and assumptions used in this document are as follows:

(a) 176,000,000 Ordinary Shares are issued by the Company under the Global Offer;

(b) 176,000,000 Redeemable Shares (excluding any Overallotment Redeemable Shares) are redeemed by the Company out of the proceeds of the Global Offer as described at paragraph 11.2 of this Part 7;

(c) 1,148,021 Convertible Shares held by Senior Management (and the estate of a deceased member of senior management) convert into 1,148,021 Ordinary Shares under the terms of the Senior Management Ratchet and the same number of Institutional Ordinary Shares held by certain Institutional Investors are converted into Deferred Shares as described in the paragraph headed "Senior Management Ratchet" in Part 2 of this document and the balance of any Convertible Shares held by Senior Management (and the estate of a deceased member of senior management) are converted into Deferred Shares;

(d) no exercise of the Overallotment Option;

(e) 9,414,712 Ordinary Shares are issued for the benefit of employees of the Group under the arrangements described in paragraph 4.2 of this Part 7;

(f) Admission occurs on 19 May 2004; and

(g) all Deferred Shares in issue upon Admission are immediately reacquired by the Company for no consideration and cancelled.

17. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) up to completion of the Global Offer and, in any event, for a period of not less than 14 days following the date of this document, at the offices of McCann FitzGerald, 2 Harbourmaster Place, International Financial Services Centre, Dublin 1 and Dickson Minto W.S., Royal London House, 22/25 Finsbury Square, London, EC2A 1DX:

(a) the current memorandum and articles of association of the Company;

(b) the Articles of Association as proposed to be adopted upon Admission pursuant to the resolution referred to in paragraph 2.5 of this Part 7;

(c) the audited consolidated accounts of the Group for the two financial years ended 29 February 2004;

(d) the reports and letter by KPMG set out in Part 4 and Part 5 of this document and the statement of adjustments (and reasons therefor) made in arriving at the figures set out in their reports;

(e) the service contracts and letters of appointment referred to in paragraphs 5.7, 5.9 and 5.10 of this Part 7;

(f) the material contracts referred to in paragraph 12 of this Part 7;

(g) the letter of consent referred to in paragraph 15.5 of this Part 7;

(h) the rules of the New Share Plans referred to in paragraph 4 of this Part 7, together with the deeds constituting the Irish Trust, the UK Trust and the Employee Trust described in paragraphs 4.4 and 4.8 of this Part 7;

(i) the data, reports and records provided or published by the Revenue Commissioners of Ireland, AC Nielsen, Canadean and/or International Wine and Spirits Record, from which market data and statistics in this document have been sourced as referred to in "Presentation of statistical data" on pages 2 and 3 of this document; and

(j) this document.

14 May 2004

PART 8: DEFINITIONS AND GLOSSARY

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"Accountants' Reports"	the accountants' report relating to the Company for the period ended 29 April 2004 and the accountants' report relating to C&C International for the financial years ended 31 August 2000 and 31 August 2001, the six months ended 28 February 2002 and the financial years ended 28 February 2003 and 29 February 2004, in each case, as set out in Part 4 of this document
"Acts"	the Companies Acts 1963 to 2003
"Admission"	admission of the Ordinary Shares to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and to trading on the London Stock Exchange becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards published by the London Stock Exchange
"Allied Domecq"	Allied Domecq Spirits and Wine Limited
"Articles" or "Articles of Association"	the Articles of Association of the Company to take effect from Admission, as described in paragraphs 2.5 and 3 of Part 7 of this document
"Assumptions"	the bases and assumptions set out in paragraph 16 of Part 7 of this document
"Bank Facilities"	the bank facilities entered into by the Company with its bankers, details of which are set out in paragraph 10 of Part 7 of this document
"Barbero"	Barbero 1891 S.p.A
"BC Partners"	BC Partners Limited
"Board" or "Directors"	the directors of the Company as at the date of this document
"C&C"	the Group or such member or members of the Group as the context so requires
"C&C Holdings"	Cantrell & Cochrane (Holdings) Limited
"C&C International"	Cantrell & Cochrane International plc
"cider market"	the market for cider and perry
"Citigroup"	is the trade name of Citigroup Global Markets Limited (which is acting as Joint Sponsor) and Citigroup Global Markets U.K. Equity Limited (which is acting as Bookrunner and Joint Global Co-Ordinator)
"Co-Lead Manager"	Deutsche Bank
"Company"	C&C Group plc
"Convertible Shares"	convertible shares of €0.01 each in the capital of the Company held by Senior Management for the purposes of the Senior Management Ratchet
"CREST"	the computerised settlement system to facilitate the transfer of title to shares in uncertificated form operated by CRESTCo Limited
"Davy"	J & E Davy trading as Davy

"Deferred Shares"	deferred shares of €0.01 each into which ordinary shares of €0.01 each subscribed for following incorporation of the Company will convert as described in paragraph 2.2(c)(ii) of Part 7 of this document and into which certain Convertible Shares held by Senior Management and certain Institutional Ordinary Shares held by certain Institutional Investors will convert for the purposes of the Senior Management Ratchet
"Deutsche Bank"	Deutsche Bank AG London
"Employee Trust"	the C&C Employee Trust described in paragraph 4 of Part 7 of this document
"EU"	European Union
"euro", "€", "cent" or "¢"	the lawful currency of participating member states of the EU
"€m"	€ millions
"Executive Directors"	Maurice Pratt, Brendan Dwan, Brendan McGuinness and James Muldowney
"Executive Plan" or "Executive Share Option Plan"	the C&C Executive Share Option Plan described in paragraph 4 of Part 7 of this document
"financial year"	for a particular year, the financial year of C&C ended in such year in respect of which audited accounts have been prepared
"FSMA"	the UK Financial Services and Markets Act 2000
"GAAP"	generally accepted accounting principles
"Global Offer"	the offer of Ordinary Shares described in this document
"Group"	the Company and its subsidiaries
"IBI" or "IBI Corporate Finance"	IBI Corporate Finance Limited, a wholly owned subsidiary of The Governor and Company of the Bank of Ireland
"Indicative Offer Price Range"	the indicative range of prices set out in this document or otherwise published by the Company between which the Offer Price is expected to be set (although the Offer Price may be set above or below this range)
"Institutional Investors"	the following existing shareholders in the Company in their capacities as such: AIB Capital Markets plc, NIB Capital Principal Investments Mezzanine B.V., Bank of Scotland, Caisse de Depot et Placement du Quebec, Capital d'Amerique CDPQ Inc., CIE Management II Limited, Commercial Union Life Assurance Company Limited, Euro Ventures Pte Limited, Michel Guillet and his connected persons, Patrice Hoppenot, Raymond Svider, Intermediate Capital Investments Limited, Intermediate Capital Limited, Intermediate Capital Nominees Limited, RBS Mezzanine Limited and Teabar Capital Corporation
"Institutional Ordinary Shares"	institutional ordinary shares of €0.01 each in the capital of the Company held by certain of the Institutional Investors for the purposes of the Senior Management Ratchet
"Ireland"	the island of Ireland other than Northern Ireland and the word "**Irish**" shall be construed accordingly

"Irish and London Stock Exchanges"	Irish Stock Exchange and London Stock Exchange
"Irish Stock Exchange"	Irish Stock Exchange Limited
"Joint Global Co-Ordinators"	Citigroup and Goldman Sachs International
"Joint Lead Managers"	Davy and IBI
"Listing Particulars"	this document
"Listing Rules"	the listing rules of the Irish Stock Exchange and/or the UK Listing Authority, as the context so requires
"London Stock Exchange"	London Stock Exchange plc
"LTIP"	the C&C Long Term Incentive Plan described in paragraph 4 of Part 7 of this document
"New Share Plans"	the Executive Plan, the PSS, the SAYE Scheme and the LTIP
"Non-executive Directors"	Tony O'Brien, John Burgess, Liam FitzGerald, John Hogan, Richard Holroyd, Philip Lynch and Breege O'Donoghue
"Northern Ireland"	the counties of Tyrone, Armagh, Antrim, Fermanagh, Down and Derry on the island of Ireland
"Offer Price"	the actual price payable for Ordinary Shares in the Global Offer to be determined by the Joint Global Co-Ordinators in consultation with the Company and which may be within or below or above the Indicative Offer Price Range
"Official Lists"	the Official Lists of the Irish Stock Exchange and the UK Listing Authority
"Orderly Market Arrangements"	undertakings given by the Company, certain of the Institutional Investors, the Directors and the Senior Management to the Underwriters in the Sponsors and Underwriting Agreement for the purpose of maintaining an orderly market in the Ordinary Shares for a period of time following Admission as described in paragraphs 8 (l), (m) and (n) of Part 7 of this document
"Ordinary Shares"	ordinary shares of €0.01 each in the capital of the Company
"Overallotment Option"	the option to be granted by the Company to the Joint Global Co-Ordinators, on behalf of the Underwriters, in the Sponsors and Underwriting Agreement, exercisable in whole or in part upon notice by the Joint Global Co-Ordinators at any time up to 30 days following the date of Admission, which will require the Company to make available, at the Offer Price, approximately 10.0 per cent. of the Ordinary Shares offered in the Global Offer (before any exercise of the Overallotment Option) for the purposes of meeting overallocations, if any, in connection with the Global Offer and to cover short positions resulting from stabilisation transactions
"Overallotment Period"	the period, being 30 days following Admission, during which the Overallotment Option may be exercised

"Overallotment Redeemable Shares" overallotment redeemable shares of €0.01 each in the capital of the Company into which Ordinary Shares or Institutional Ordinary Shares held by existing shareholders may convert and be capable of redemption out of the net proceeds of the issue of Ordinary Shares pursuant to the Overallotment Option, as described in paragraph 11.2 of Part 7 of this document

"QIB" qualified institutional buyer, as defined in Rule 144A

"PSS" the C&C Profit Sharing Scheme described in paragraph 4.4 of Part 7 of this document

"Redeemable Shares" redeemable ordinary shares of €0.01 each in the capital of the Company into which Ordinary Shares or Institutional Ordinary Shares held by existing shareholders may convert and be redeemed out of the proceeds of the Global Offer, as described in paragraph 11.2 of Part 7 of this document

"Regulations" the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996

"Regulation S" Regulation S under the Securities Act

"Rule 144A" Rule 144A under the Securities Act

"SAYE Scheme" the C&C Save-As-You-Earn Share Option Scheme described in paragraph 4.5 of Part 7 of this document

"Securities Act" the US Securities Act of 1933, as amended

"Senior Management" Jim Bradley, Ultan Courtney, Desmond Drumm, Brendan Dwan, Colin Gordon, John Keogh, Brendan McGuinness, James Muldowney, Tony O'Brien, Noreen O'Kelly, Maurice Pratt and Brian Walsh

"Senior Management Ratchet" the conversion of Convertible Shares into Ordinary Shares and Institutional Ordinary Shares into Deferred Shares under the terms of the Company's existing articles of association and as described in the paragraph entitled "Senior Management Ratchet" in Part 2 of this document

"Sponsors and Underwriting Agreement" the sponsors and underwriting agreement relating to the Global Offer entered into between the Company, certain of the Institutional Investors, the Directors, the Senior Management and the Underwriters, details of which are set out in paragraph 8 of Part 7 of this document

"Underwriters" Citigroup, Goldman Sachs International, Davy, The Governor and Company of the Bank of Ireland (the parent company of IBI Corporate Finance) and Deutsche Bank who are the underwriters under the terms of the Sponsors and Underwriting Agreement

"UK Listing Authority" the UK Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of FSMA

"United States" or "US" has the meaning given to such term by Regulation S under the Securities Act

GLOSSARY

The following terms appear in the text of this document and are explained below:

"bottled water"	bottled water including dispenser water
"chiller cabinets"	refrigerated cabinets which display soft drinks and bottled water in retail outlets
"cream liqueurs"	liqueurs that combine dairy cream and alcohol in a homogenised, shelf stable blend
"cola"	cola flavoured carbonated soft drinks
"crisps"	thinly sliced potatoes, fried and flavoured
"dispenser units"	bulk water dispensers
"EBITA"	earnings before interest, taxation, amortisation of intangible assets and goodwill on acquisition, other exceptional items and exceptional items (all of which are captured by the term "Group operating profit before amortisation and other exceptional items" in Part 4 of this document)
"EBITA margin"	EBITA expressed as a percentage of turnover
"EBITDA"	earnings before interest, taxation, depreciation, amortisation of intangible assets and goodwill on acquisition, other exceptional items and exceptional items
"FRS"	Financial Reporting Standard
"grocery market or trade"	supermarkets, symbol groups, independent grocers, cash and carry, garage forecourts and TSNs
"impulse packs"	drinks for immediate consumption, typically less than one litre bottles or single unit cans
"Irish whiskey"	whiskey distilled in Ireland
"IWSR"	International Wine and Spirits Record
"licensed trade"	off-trade and on-trade
"long alcohol"	ale, cider, lager and stout
"off-trade"	retailers which are licensed to sell alcohol for consumption off the premises, such as supermarkets and convenience stores
"on-trade"	retailers which are licensed to sell alcohol for consumption on the premises, such as pubs, hotels and restaurants
"perry"	a pear based alcoholic drink manufactured in a similar way to cider
"savoury snacks"	crisps and fried and extruded corn snacks
"soft drinks"	carbonated soft drinks, juices, nectars, sports and energy drinks and cordials
"squash"	cordial, a dilutable drink typically fruit based
"symbol groups"	collaborative groups of independent retail outlets, operating under a symbol name
"TSNs"	tobacco, sweets and newspaper retail outlets

ANNEX A

C&C GROUP PLC

APPLICATION FORM

THIS APPLICATION FORM IS ISSUED WITH THIS DOCUMENT TO COMPLY WITH THE REQUIREMENTS OF THE EUROPEAN COMMUNITIES (STOCK EXCHANGE) REGULATIONS, 1984 OF IRELAND. IF YOU HAVE ALREADY MADE OR EXPECT TO MAKE YOUR APPLICATION FOR SHARES IN THE OFFER OR IF YOU HAVE ALREADY RECEIVED OR EXPECT TO RECEIVE A CONFIRMATION OF YOUR ACQUISITION OF SHARES IN THE OFFER, YOU NEED NOT TAKE ANY ACTION WITH REGARD TO THIS APPLICATION FORM. NONE OF C&C GROUP PLC, CITIGROUP GLOBAL MARKETS U.K. EQUITY LIMITED, GOLDMAN SACHS INTERNATIONAL, IBI CORPORATE FINANCE LIMITED, J & E DAVY, DEUTSCHE BANK AG LONDON, THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND OR ANY UNDERWRITER SHALL BE BOUND IN ANY WAY WHATSOEVER TO SELL ANY SHARES TO ANY PERSON WHO COMPLETES AND RETURNS THIS APPLICATION FORM.

THIS DOCUMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THIS DOCUMENT IS NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.

To: Citigroup Global Markets U.K. Equity Limited
Goldman Sachs International
J & E Davy
The Governor and Company of the Bank of Ireland
Deutsche Bank AG London

I/We offer to purchase ____ Ordinary Shares of €0.01 each in C&C Group plc at the Offer Price on and subject to the terms and conditions contained in this document, subject to the Memorandum and Articles of Association of C&C Group plc and in compliance with applicable law.

MR MRS MS MISS OR TITLE ____ FORENAME(S) (IN FULL) ____

SURNAME ____

ADDRESS (IN FULL) ____

I am/we are not in the United States (tick box) ☐

Any joint applications should complete the following details:

MR MRS MS MISS OR TITLE	MR MRS MS MISS OR TITLE	MR MRS MS MISS OR TITLE
FORENAME(S)(IN FULL)	FORENAME(S)(IN FULL)	FORENAME(S)(IN FULL)
SURNAME	SURNAME	SURNAME
ADDRESS (IN FULL)	ADDRESS (IN FULL)	ADDRESS (IN FULL)
SIGNATURE	SIGNATURE	SIGNATURE

Listing Particulars relating to C&C Group plc and its ordinary share capital have been prepared, and have been approved by the Irish Stock Exchange Limited in accordance with the European Communities (Stock Exchange) Regulations, 1984 of Ireland. Copies of such Listing Particulars can be inspected at or obtained from the offices of C&C Group plc at Kylemore Park, Dublin 10, Ireland.